Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As submitted confidentially to the Securities and Exchange Commission on August 30, 2019.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Velocity Financial, LLC

(to be converted as described herein into Velocity Financial, Inc.)

(Exact name of registrant as specified in its charter)

Delaware	6199	46-0659719
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

30699 Russell Ranch Road, Suite 295

Westlake Village, California 91362

(818) 532-3700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Christopher D. Farrar

Chief Executive Officer

30699 Russell Ranch Road, Suite 295

Westlake Village, California 91362

(818) 532-3700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

William B. Brentani	Andrew S. Epstein
Daniel N. Webb	Jason D. Myers
Simpson Thacher & Bartlett LLP	Clifford Chance US LLP
2475 Hanover Street	31 W. 52nd Street
Palo Alto, California 94304 (650) 251-5000	New York, New York 10019 (212) 878-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes shares of common stock subject to the underwriters’ over-allotment option to purchase additional shares of common stock.

(3)	Calculated pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXPLANATORY NOTE

Velocity Financial, LLC, or the LLC entity, the registrant whose name appears on the cover of this registration statement, is a Delaware limited liability company. Prior to the completion of this offering, the LLC entity will convert into a Delaware corporation and change its name from Velocity Financial, LLC to Velocity Financial, Inc. We refer to this conversion throughout the prospectus included in this registration statement as the “Conversion.” As a result of the Conversion, the members of the LLC entity will become holders of shares of common stock of Velocity Financial, Inc. Except as otherwise noted in the prospectus, the consolidated financial statements and related notes thereto and selected historical consolidated financial data and other financial information included in this registration statement are those of the LLC entity and its subsidiaries and do not give effect to the Conversion. Shares of the common stock of Velocity Financial, Inc. are being offered by the prospectus included in this registration statement.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED AUGUST 30, 2019

            Shares

Velocity Financial, Inc.

Common Stock

This is our initial public offering of shares of common stock of Velocity Financial, Inc. We are offering                  shares of our common stock to be sold in this offering.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $            and $            per share. We intend to apply to list our common stock on The New York Stock Exchange, or the NYSE, under the symbol “VEL.”

Investing in our common stock involves risks. See “Risk Factors” on page 20.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Please see the section entitled “Underwriting” for a complete description of the compensation payable to the underwriters.

The underwriters have the option to purchase up to             an additional shares of our common stock from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock is expected to be made in New York, New York on or about                 , 2019.

Wells Fargo Securities	Citigroup	JMP Securities

The date of this prospectus is                 , 2019

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Investor 1-4 Mixed-Use Commercial Multi-Family 2004 Year Founded $1.7 Billion Total Portfolio (1) $413 Million YTD Originations (2) +30% Y/Y Origination Growth (3) 8.80% Portfolio Yield (4) 65.0% Weighted Average LTV (5) $2.4 Billion Securitizations (6) 16.1% Pre-Tax Return on Equity (7) 46 Loans in 46 States & Washington, D.C. (8) (1) Reflects unpaid principal balance of all loans, including loans held for sale and loans held for investment, as of June 30, 2019. (2) Reflects total loan originations, as measured by original loan amount, for the six months ended June 30, 2019. Excludes 34 acquired loans with an aggregate principal balance of $8.9 million. (3) Reflects increase in total originations (97.6% to new borrowers), as measured by original loan amount, for the six months ended June 30, 2019 compared to the six months ended June 30, 2018. For the six months ended June 30, 2019, excludes 34 acquired loans with an aggregate principal balance of $8.9 million. (4) For the six months ended June 30, 2019. Portfolio yield reflects total interest income earned on our loan portfolio as a percentage of average loan amount over the specific time period, annualized. Portfolio yield does not take into account general company expenses, such as cost of funds. (5) Weighted average loan-to-value calculated for the population of total loans outstanding as of June 30, 2019 using the original loan amounts and appraised loan-to-value at the time of origination of each loan. (6) Includes ten securitizations through June 30, 2019 and one securitization completed in July 2019. (7) Reflects income before income taxes as a percentage of the monthly average of members equity for the six months ended June 30, 2019, annualized. See Managements Discussion and Analysis of Financial Condition and Results of OperationsKey Performance MetricsPre-Tax Return on Equity. (8) Based on total portfolio of loans outstanding at June 30, 2019.Investor 1-4 Mixed-Use Commercial Multi-Family 2004 Year Founded $1.7 Billion Total Portfolio (1) $413 Million YTD Originations (2) +30% Y/Y Origination Growth (3) 8.80% Portfolio Yield (4) 65.0% Weighted Average LTV (5) $2.4 Billion Securitizations (6) 16.1% Pre-Tax Return on Equity (7) 46 Loans in 46 States & Washington, D.C. (8) (1) Reflects unpaid principal balance of all loans, including loans held for sale and loans held for investment, as of June 30, 2019. (2) Reflects total loan originations, as measured by original loan amount, for the six months ended June 30, 2019. Excludes 34 acquired loans with an aggregate principal balance of $8.9 million. (3) Reflects increase in total originations 97.6% to new borrowers, as measured by original loan amount, for the six months ended June 30, 2019 compared to the six months ended June 30, 2018. For the six months ended June 30, 2019, excludes 34 acquired loans with an aggregate principal balance of $8.9 million. (4) For the six months ended June 30, 2019. Portfolio yield reflects total interest income earned on our loan portfolio as a percentage of average loan amount over the specific time period, annualized. Portfolio yield does not take into account general company expenses, such as cost of funds. (5) Weighted average loan-to-value calculated for the population of total loans outstanding as of June 30, 2019 using the original loan amounts and appraised loan-to-value at the time of origination of each loan. (6) Includes ten securitizations through June 30, 2019 and one securitization completed in July 2019. (7) Reflects income before income taxes as a percentage of the monthly average of members equity for the six months ended June 30, 2019, annualized. See Managements Discussion and Analysis of Financial Condition and Results of OperationsKey Performance MetricsPre-Tax Return on Equity. (8) Based on total portfolio of loans outstanding at June 30, 2019.Investor 1-4 Mixed-Use Commercial Multi-Family 2004 Year Founded $1.7 Billion Total Portfolio (1) $413 Million YTD Originations (2) +30% Y/Y Origination Growth (3) 8.80% Portfolio Yield (4) 65.0% Weighted Average LTV (5) $2.4 Billion Securitizations (6) 16.1% Pre-Tax Return on Equity (7) 46 Loans in 46 States & Washington, D.C. (8) (1) Reflects unpaid principal balance of all loans, including loans held for sale and loans held for investment, as of June 30, 2019. (2) Reflects total loan originations, as measured by original loan amount, for the six months ended June 30, 2019. Excludes 34 acquired loans with an aggregate principal balance of $8.9 million. (3) Reflects increase in total originations 97.6% to new borrowers, as measured by original loan amount, for the six months ended June 30, 2019 compared to the six months ended June 30, 2018. For the six months ended June 30, 2019, excludes 34 acquired loans with an aggregate principal balance of $8.9 million. (4) For the six months ended June 30, 2019. Portfolio yield reflects total interest income earned on our loan portfolio as a percentage of average loan amount over the specific time period, annualized. Portfolio yield does not take into account general company expenses, such as cost of funds. (5) Weighted average loan-to-value calculated for the population of total loans outstanding as of June 30, 2019 using the original loan amounts and appraised loan-to-value at the time of origination of each loan. (6) Includes ten securitizations through June 30, 2019 and one securitization completed in July 2019. (7) Reflects income before income taxes as a percentage of the monthly average of members equity for the six months ended June 30, 2019, annualized. See Managements Discussion and Analysis of Financial Condition and Results of OperationsKey Performance MetricsPre-Tax Return on Equity. (8) Based on total portfolio of loans outstanding at June 30, 2019.Investor 1-4 Mixed-Use Commercial Multi-Family 2004 Year Founded $1.7 Billion Total Portfolio (1) $413 Million YTD Originations (2) +30% Y/Y Origination Growth (3) 8.80% Portfolio Yield (4) 65.0% Weighted Average LTV (5) $2.4 Billion Securitizations (6) 16.1% Pre-Tax Return on Equity (7) 46 Loans in 46 States & Washington, D.C. (8) (1) Reflects unpaid principal balance of all loans, including loans held for sale and loans held for investment, as of June 30, 2019. (2) Reflects total loan originations, as measured by original loan amount, for the six months ended June 30, 2019. Excludes 34 acquired loans with an aggregate principal balance of $8.9 million. (3) Reflects increase in total originations 97.6% to new borrowers, as measured by original loan amount, for the six months ended June 30, 2019 compared to the six months ended June 30, 2018. For the six months ended June 30, 2019, excludes 34 acquired loans with an aggregate principal balance of $8.9 million. (4) For the six months ended June 30, 2019. Portfolio yield reflects total interest income earned on our loan portfolio as a percentage of average loan amount over the specific time period, annualized. Portfolio yield does not take into account general company expenses, such as cost of funds. (5) Weighted average loan-to-value calculated for the population of total loans outstanding as of June 30, 2019 using the original loan amounts and appraised loan-to-value at the time of origination of each loan. (6) Includes ten securitizations through June 30, 2019 and one securitization completed in July 2019. (7) Reflects income before income taxes as a percentage of the monthly average of members equity for the six months ended June 30, 2019, annualized. See Managements Discussion and Analysis of Financial Condition and Results of OperationsKey Performance MetricsPre-Tax Return on Equity. (8) Based on total portfolio of loans outstanding at June 30, 2019.Investor 1-4 Mixed-Use Commercial Multi-Family 2004 Year Founded $1.7 Billion Total Portfolio (1) $413 Million YTD Originations (2) +30% Y/Y Origination Growth (3) 8.80% Portfolio Yield (4) 65.0% Weighted Average LTV (5) $2.4 Billion Securitizations (6) 16.1% Pre-Tax Return on Equity (7) 46 Loans in 46 States & Washington, D.C. (8) (1) Reflects unpaid principal balance of all loans, including loans held for sale and loans held for investment, as of June 30, 2019. (2) Reflects total loan originations, as measured by original loan amount, for the six months ended June 30, 2019. Excludes 34 acquired loans with an aggregate principal balance of $8.9 million. (3) Reflects increase in total originations 97.6% to new borrowers, as measured by original loan amount, for the six months ended June 30, 2019 compared to the six months ended June 30, 2018. For the six months ended June 30, 2019, excludes 34 acquired loans with an aggregate principal balance of $8.9 million. (4) For the six months ended June 30, 2019. Portfolio yield reflects total interest income earned on our loan portfolio as a percentage of average loan amount over the specific time period, annualized. Portfolio yield does not take into account general company expenses, such as cost of funds. (5) Weighted average loan-to-value calculated for the population of total loans outstanding as of June 30, 2019 using the original loan amounts and appraised loan-to-value at the time of origination of each loan. (6) Includes ten securitizations through June 30, 2019 and one securitization completed in July 2019. (7) Reflects income before income taxes as a percentage of the monthly average of members equity for the six months ended June 30, 2019, annualized. See Managements Discussion and Analysis of Financial Condition and Results of OperationsKey Performance MetricsPre-Tax Return on Equity. (8) Based on total portfolio of loans outstanding at June 30, 2019.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Financing for Residential Investment Properties

Assets, not income.

Our residential investment property loans are asset-based not income-based, making it easier to qualify W-2 and self-employed investors for rental property financing.

FOR RENT
Financing for Multi-Family Buildings

Flexible solutions for financing an apartment building.

Our common-sense approach to multi-family property financing allows us to offer flexible loan options to meet the unique needs of investors.

Financing for Mixed-Use Buildings

Same area. Different value.

Our experience in providing mixed-use property financing allows us to see the potential that other less-experienced lenders may miss.

Financing for Commercial Real Estate

Frustration-free financing.

Our simple, flexible loan solutions make it easy for investors to get the financing they need so they can focus on bringing their vision to life.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule  83 of the Securities and Exchange Commission.

Through and including                 , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide you with information other than the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We and the underwriters are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales thereof are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

For investors outside the United States: We and the underwriters have not done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MARKET AND OTHER INDUSTRY DATA

We use statistical and economic market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Summary—Our Market Opportunity” and “Industry Overview.” We have obtained substantially all of this information in the sections entitled “Summary—Our Market Opportunity—1-4 Unit Residential Rental Properties” and “Industry Overview—National Housing Market Overview” from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (which we refer to as “JBREC”), an independent research provider and consulting firm, based on the most recent data available as of December 2018, and we have obtained substantially all of this information in the section entitled “Summary—Our Market Opportunity—Small Commercial Properties” and “Industry Overview—Trends in Small Balance Lending” from a market study prepared for us in connection with this offering by Boxwood Means, LLC (“Boxwood”), an independent research provider and consulting firm, based on the most recent data available as of November 2018. Such information obtained from the JBREC market study is included in this prospectus based on JBREC’s authority as an expert on such matters, and such information obtained from the Boxwood market study is included in this prospectus based on Boxwood’s authority as an expert on such matters. Any forecasts prepared by JBREC or Boxwood are based on data (including third party data), models and the experience of various professionals, and are based on various assumptions (including the completeness and accuracy of third-party data), all of which are subject to change without notice. See “Summary—Our Market Opportunity,” “Industry Overview” and “Experts.”

In addition, this prospectus includes market and other industry data and estimates that are based on our management’s knowledge and experience in the markets in which we operate. The sources of such data generally state that the information they provide has been obtained from sources they believe to be reliable, but we have not investigated or verified the accuracy and completeness of such information. Our own estimates are based on information obtained from our and our affiliates’ experience in the markets in which we operate and from other contacts in these markets. We are responsible for all of the disclosure in this prospectus, and we believe our estimates to be accurate as of the date of this prospectus or such other date stated in this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. As a result, you should be aware that market and other industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable.

ii

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY

This summary highlights the key aspects of this offering. It is not complete and may not contain all of the information that you may want to consider before investing in our common stock. You should read carefully the more detailed information set forth elsewhere in this prospectus, including under “Risk Factors” and in our consolidated financial statements and related notes before making an investment decision.

As used in this prospectus, unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to (1) following the date of the Conversion discussed under the heading “— Corporate Conversion,” Velocity Financial, Inc. and its consolidated subsidiaries, or any one or more of them as the context may require, and (2) prior to the date of the Conversion, Velocity Financial, LLC and its consolidated subsidiaries, or any one or more of them as the context may require. Additionally, references to our “board of directors” refer to (1) following the date of the Conversion, the board of directors of Velocity Financial, Inc., and (2) prior to the date of the Conversion, the board of managers of Velocity Financial, LLC. Except as otherwise indicated or the context otherwise requires, all information is presented giving effect to the Conversion. Except where otherwise noted, the consolidated financial statements and selected historical consolidated financial data and other financial information included in this prospectus are those of Velocity Financial, LLC and its subsidiaries and do not give effect to the Conversion.

Our Company

We are a vertically integrated real estate finance company founded in 2004. We primarily originate and manage investor loans secured by 1-4 unit residential rental and small commercial properties, which we refer to collectively as investor real estate loans. We originate loans nationwide across our extensive network of independent mortgage brokers which we have built and refined over the 15 years since our inception. Our objective is to be the preferred and one of the most recognized brands in our core market, particularly within our network of mortgage brokers.

We operate in a large and highly fragmented market with substantial demand for financing and limited supply of institutional financing alternatives. We have developed the highly-specialized skill set required to effectively compete in this market, which we believe has afforded us a durable business model capable of generating attractive risk-adjusted returns for our stockholders throughout various business cycles. We offer competitive pricing to our borrowers by pursuing low-cost financing strategies and by driving front-end process efficiencies through customized technology designed to control the cost of originating a loan. Furthermore, by originating loans through our efficient and scalable network of approved mortgage brokers, we are able to maintain a wide geographical presence and nimble operating infrastructure capable of reacting quickly to changing market environments.

Our growth strategy is predicated on continuing to serve and build loyalty within our network of mortgage brokers, while also expanding our network with new mortgage brokers through targeted marketing and improved brand awareness. We believe our reputation and 15-year history within our core market position us well to capture future growth opportunities.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Competitive Advantages

We believe that the following competitive advantages enhance our ability to execute our business strategy and position us well for continued growth:

Established Franchise with Strong Brand Recognition

We believe our reputation and deep history within the real estate lending community position us as a preferred lender for mortgage brokers. We have been originating and acquiring loans in our core market since our inception in 2004, making us a recognizable brand with a proven ability to execute. Additionally, we have successfully executed eleven securitizations of our investor real estate loans, raising over $2.4 billion in gross debt proceeds from May 2011 through July 2019. We have a keen understanding of this securitization market, including complicated structural issues, investor expectations and rating agency requirements. We believe we have a strong reputation with investors in the securitization market, which enables us to maintain efficient access to debt capital that ultimately improves our ability to offer competitive pricing to our borrowers.

Customized Technology and Proprietary Data Analytics

We have invested in and customized automated systems to support our use of data analytics which drives our lending process. We believe the investor real estate lending market requires a highly-specialized skill set and infrastructure. To effectively compete and execute on a sustainable long-term business strategy, lenders must control the cost to originate and manage loans without sacrificing credit quality. We believe our investment in technology and use of data analytics helps us achieve these critical objectives and positions our business for sustainable, long-term growth.

We apply the same asset-driven underwriting process to all of the loans in our portfolio, regardless of whether we originate or acquire these loans. Our credit and underwriting philosophy encompasses individual borrower and property due diligence, taking into consideration several factors. Our access to 15 years of proprietary data allows us to perform analytics that inform our lending decisions efficiently and effectively, which we believe is a strong competitive advantage.

Large In-Place Portfolio with Attractive, Long-Term Financing

We believe our in-place portfolio provides a significant and stable income stream for us to invest in future earnings growth. The majority of our loans are structured to provide for interest rate protection, by floating after an initial fixed-rate period, subject to a floor equal to the starting fixed rate. The loans are mainly financed with long-term fixed-rate debt, resulting in a spread that could increase over time, but not decrease. As a result, our in-place portfolio generally benefits from rising interest rates. Excluding the interest expense paid on our existing corporate debt, which we expect to repay with a portion of the net proceeds from this offering, we generated $33.7 million in portfolio related net interest income, representing a 4.05% portfolio related net interest margin, during the six months ended June 30, 2019.

Our In-House Asset Management Results in Successful Loss Mitigation

Direct management of individual loans is critical to avoiding or minimizing credit losses and we work with our third-party primary servicers with whom we have developed strong relationships to emphasize disciplined loan monitoring and early contact with delinquent borrowers to resolve delinquencies. We have a dedicated asset management team that, augmented with primary servicing from our loan servicers, focuses exclusively on resolving delinquent loans. Our hands-on approach enables us to generally preserve the value of our assets and helps us to minimize losses. We believe this expertise, combined with our outsourced servicing relationships, gives us a distinct competitive advantage.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Experienced Management Team

Led by co-founder and Chief Executive Officer Christopher Farrar, our management team averages more than 25 years of experience in the financial services and real estate lending industries, including extensive experience in commercial and residential lending, structured finance and capital markets. We have successfully navigated both positive and negative economic cycles and retained our core team of experienced professionals in appraisal, underwriting, processing and production, while bolstering our finance and asset management team with professionals possessing extensive experience in financial reporting and real estate management. We believe our in-depth knowledge of our core market provides a distinct competitive advantage.

Our Growth Strategy

The market for investor real estate loans is large and highly fragmented. We have built a dedicated and scalable national lending platform focused specifically on serving this market and believe our capabilities position us well to maintain our reputation as a preferred lender in this market. Our growth strategy is predicated on further penetrating our existing network of mortgage brokers and expanding our network with new mortgage brokers. A key element of our implementation of this strategy is the growth and development of our team of account executives, as well as targeted marketing initiatives. We will continue to supplement the extension of our broker network with the development of new products to support the evolving needs of borrowers in our core market. In addition to our core origination business, we plan to continue to evaluate and opportunistically acquire portfolios of loans that meet our investment criteria.

Further Penetrate Our Existing Mortgage Broker Network

We strive to be the preferred lender within our network of approved mortgage brokers. We have developed a strong reputation in the market for high quality execution and timely closing, which we believe are the most important qualities our mortgage brokers value in selecting a lender. There is significant opportunity for us to further penetrate the more than 2,900 mortgage brokers with whom we have done business over the last five years. Approximately 95% of loan originators originated five or fewer loans with us during the six months ended June 30, 2019. We believe this presents a compelling opportunity for us to capture incremental volume from our existing broker network.

Expand Our Network with New Mortgage Brokers

We believe that our targeted sales effort, combined with consistent high quality execution, positions us well to continue adding to the network of mortgage brokers that rely on us to serve their borrower clients. During the six months ended June 30, 2019, we funded 1,301 loans sourced by approximately 690 different mortgage brokers, which we believe represents a small portion of the over 590,000 state-licensed mortgage originators in the United States as of December 31, 2018, according to the Nationwide Multistate Licensing System. The size of the mortgage broker market presents an attractive opportunity for us to capture significant growth with very small increases in the share of mortgage brokers that recognize our platform capabilities and utilize us as a preferred lender in our core market.

Develop New Products

Our primary product is a 30-year amortizing term loan with a three-year fixed-rate period which floats at a spread to the prime rate thereafter subject to a floor equal to the starting fixed rate. This product is used

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

by borrowers to finance stabilized long-term real estate investments. We believe this product has strong receptivity in our market, as evidenced by our success in growing loan originations over time. Since our inception, we have continued to expand our product offering in response to developing market opportunities and the evolving financing needs of our broker network. For example, in 2013, in response to the increased demand for rental properties, we moved aggressively into the market for 1-4 unit residential rental loans, which comprised 46.3% of our held for investment loan portfolio as of June 30, 2019.

In March 2017, we began originating short-term, interest-only loans to be used for acquiring, repositioning or improving the quality of 1-4 unit residential investment properties. This product typically serves as an interim solution for borrowers and/or properties that do not meet the investment criteria of our primary 30-year product. The short-term, interest-only loan allows borrowers to address any qualifying issues with their credit and/or the underlying property before bridging into a longer-term loan. In June 2018, we added a second short-term, interest-only loan product which allows borrower draws for rehabbing residential rental property. Historically, we have aggregated and sold these short-term, interest-only loans at a premium to par to institutional investors, which has generated attractive income for us with limited capital while also allowing us to establish an underwriting track record and monitor the performance of these loans. Given our increased experience providing these loans, we are currently evaluating long-term financing alternatives for these loans and may elect to retain them in the future to be more consistent with our broader investment strategy of holding loans in our portfolio and earning a spread.

In June 2019, we began originating a 30-year fixed-rate amortizing term loan to complement our primary product as we believe there is meaningful demand for fixed-rate loans within our core market. More importantly, these loans provide our brokers with an alternative to the primary product enabling them to meet the specific needs of their customers.

Opportunistically Acquire Portfolios

We continually assess opportunities to acquire portfolios of loans that meet our investment criteria. Over the past 15 years, our management team has developed relationships with many financial institutions and intermediaries that have been active investor real estate loan originators or investors. We believe that our experience, reputation, and ability to effectively manage these loans makes us an attractive buyer for this asset class, and we are regularly asked to review pools of loans available for purchase. In our experience, portfolio acquisition opportunities have generally been more attractive and plentiful during market conditions when origination opportunities are less favorable. Accordingly, we believe our acquisition strategy not only augments our core origination business, but also provides a counter-cyclical benefit to our overall business.

Since 2008, we have reviewed over $10.3 billion of investor real estate loans, bid on approximately $523.8 million of loans that fell within our underwriting guidelines, and, through this process, selectively acquired 294 loans with total unpaid principal balance, or UPB, of $166.8 million.

Our Market Opportunity

We believe that there is a substantial and durable market opportunity for investor real estate loans across 1-4 unit residential rental and small commercial properties, and that our institutionalized approach to serving these fragmented market segments underpins our long-term business strategy. Our growth to date has validated the need for scaled lenders with dedication to individual investors who own ten or fewer properties, a base which we believe represents the vast majority of activity across our core market.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

1-4 Unit Residential Rental Properties

Unless otherwise indicated, all statistical and economic market data and industry forecasts and projections included in this section “Summary—Our Market Opportunity—1-4 Unit Residential Rental Properties” is derived from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (which we refer to as “JBREC”), an independent research provider and consulting firm, based on the most recent data available as of December 2018. The following information contains forward-looking statements, which are subject to uncertainty, and you should review “Special Note Regarding Forward-Looking Statements.”

Residential housing is the largest real estate asset class in the United States with a total value of more than $25.6 trillion, according to the Federal Reserve Flow of Funds report for the third quarter of 2018. Since 1965, according to the U.S. Census Bureau, approximately one-third of this asset class has been rented. JBREC estimates that there were 46.8 million occupied rental units (including detached and attached units) in the U.S. as of June 30, 2018, of which 16.3 million, or 35%, were 1 unit, or single-family, properties and an additional 8.3 million units, or nearly 18%, were 2-4 unit properties.

(1)	Source: JBREC, Federal Reserve, U.S. Census Bureau. Housing stock mix estimated using 2010 Census figures and trending data from ACS / HVS.

JBREC believes a substantial portion of forecasted net household formation growth is expected to be renter households, which should strengthen demand for 1-4 unit rental properties. As the economy continues to drive job growth and the population ages, JBREC forecasts that an estimated 1.2 million net new households will be formed per year on average through 2020. This pace is similar to that experienced in other post-recessionary periods.

Demographic trends also will contribute to this future growth in renter households. Demographic shifts are forecast to increase the 35-44-year-old cohort (a primary driver of household formation) by 5.9 million people from 2018-2025, according to the U.S. Census Bureau. This cohort’s rentership rate grew from 32% in 2007 to 41% in 2017, consistent with an increasing propensity to rent across every age group

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

driven by delaying of major life events, increasing student loan burdens, rising interest rates, and increasing underwriting criteria to obtain a mortgage.

In addition, historically, JBREC believes many households merely preferred to rent due to the flexibility it provides. Consequently, the national rentership rate, which is the inverse of the homeownership rate as reported by the U.S. Census Bureau, has a long-term average of approximately 35% dating back to 1965. The national rentership rate is currently at 35.6%, after reaching a high of 37.1% in the second quarter of 2016, the highest rate since 1973.

(1)	Source: U.S. Census Bureau. Rentership rate defined as the inverse of the homeownership rate as reported by the U.S. Census Bureau. Data for Q1 1965 through Q2 2018.

Historically, much of the ownership of 1-4 unit residential rental properties in the United States has been concentrated among smaller, non-institutional investors who own one to two properties. Since 2012, the single-family rental segment has been the most active, with larger institutional investors and operators acquiring these homes at scale, helping to grow the overall housing market share of single-family rental properties. Despite this growth, large institutional owners still own a very small percentage of these properties. The four largest publicly-traded, single-family rental REITs owned approximately 163,800 properties as of September 30, 2018, which constituted approximately 1.0% of the total 16.3 million single-family occupied rental housing stock. Although the precise number of properties owned by investors with 10 or more properties is unknown, JBREC believes that these institutional investors own approximately 11.3% of the total single-family rental properties.

We believe the individual investors who own the vast remaining balance of these properties lack access to reliable financing given a number of factors, including government-sponsored enterprise (GSE) and bank exposure limitations and underwriting philosophies that deemphasize the meaningful personal equity typically invested, as well as a shortage of alternative lenders with the scale and desire to provide institutional financing in this market. As a result, we believe investors are forced to turn to local private money lenders or in many cases elect to purchase and hold their rental investment properties in cash. JBREC estimates that, at the time of purchase, mortgages were recorded on only 48%, or approximately

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

461,470, of the 963,400 non-owner occupied single-family properties purchased between October 2017 and September 2018.

Small Commercial Properties

Unless otherwise indicated, all statistical and economic market data and industry forecasts and projections included in this section “Summary—Our Market Opportunity—Small Commercial Properties” is derived from a market study prepared for us in connection with this offering by Boxwood Means, LLC (“Boxwood”), an independent research provider and consulting firm, based on the most recent data available as of November 2018. The following information contains forward-looking statements, which are subject to uncertainty, and you should review “Special Note Regarding Forward-Looking Statements.”

The U.S. commercial mortgage market had a record $530.1 billion in loan originations across various investor groups in 2017, according to an annual survey conducted by the Mortgage Bankers Association. Small-balance loans, or SBLs, account for a sizable subset of this lending market with an estimated $228.9 billion in loan originations in 2017, according to data from Boxwood. SBLs are typically defined as commercial mortgage loans secured by multifamily, mixed-use, and other commercial properties with an original amount of $5 million or less.

(1)	Source: Boxwood. SBLs defined as commercial mortgage loans with an original amount of $5 million or less.

Given the size and diversity of collateral in the SBL market, there is substantial borrower demand for a wide range of loan sizes, which Boxwood broadly categorizes into two groupings: (i) loans of $1 million or less and (ii) loans of $1 million to $5 million. The majority of SBL originations, or nearly 70%, derive from the larger loan bucket, averaging an estimated annual volume of $150.4 billion over the five-year period from 2013 to 2017. For loans of $1 million or less, originations averaged an estimated $70.7 billion per year for the same period.

Boxwood believes, however, that an enduring and distinguishing characteristic of the SBL market is the outsized quantity of smaller commercial mortgages that are backed by small income-producing and owner-user properties in communities across the country. The number of loans of $1 million or less far

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

exceeds the amount originated in the larger bucket, averaging more than 198,000 per annum and representing approximately 74% of the total closed loans in the SBL market from 2013 to 2017. Boxwood believes this feature highlights the importance that such loans potentially play in wealth creation for private investors as well as in driving growth for small business owners, and also speaks to the significant fragmentation of the SBL market and extensive opportunities that have attracted lenders to the space.

Boxwood believes that traditionally, commercial banks have been the leading source of debt financing in the SBL market but are increasingly vulnerable to the lending efforts of a wide variety of alternative or nonbank entities, including specialty finance companies, private lenders, debt funds, and online marketplace lenders. Over the five years ended in 2017, Boxwood’s research indicates that the top 15 lenders were still dominated by large national and regional banks, with only one nonbank, CBRE Capital Markets, amongst the group. However, whereas these top 15 lenders commanded 21.6% of the market in 2013, their aggregate market share narrowed to just 17.8% by 2017, a continuation of a downward trend that started in 2012 when, following the financial crisis, the market share of the top 15 lenders peaked at nearly 28%.

(1)	Source: Boxwood. Based on top 15 lenders by origination volume from 2013 to 2017.

Boxwood believes that legacy systems, operational inefficiencies, and regulatory constraints have driven banks to pull back from SBL lending or move “up market” to larger loan sizes. The median loan size for the top 15 lenders increased steadily to nearly $1 million from 2013 to 2017, which Boxwood believes reflects a sharp decline in the number of loans originated by the group when combined with their declining share of annual origination volume over the same period. These factors create an opportunity for scaled nonbank lenders to both fill voids left by banks and better compete with banks through a more dedicated market focus and more nimble, technology-enabled platforms that can deliver greater speed and certainty of execution.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Portfolio

Loans Held for Investment

Our typical investor real estate loan is secured by a first lien on the underlying property with the added protection of a personal guarantee and, based on the loans in our portfolio as of June 30, 2019, has an average balance of approximately $321,000. As of June 30, 2019, our portfolio of loans held for investment totaled $1.7 billion of UPB on properties in 45 states and the District of Columbia. Of the 5,197 loans held for investment as of June 30, 2019, 97.5% of the portfolio, as measured by UPB, was attributable to our loan origination business, while the remaining 2.5% of the portfolio, or 95 loans, totaling $42.2 million in UPB, were related to acquisitions. During the year ended December 31, 2018 and the six months ended June 30, 2019, we originated 1,708 and 848 loans to be held for investment totaling $587.2 million and $291.8 million, respectively.

Our investor real estate loans held for investment have longer-term maturities compared to other commercial real estate loans. As of June 30, 2019, 99.9% of our loans held for investment, as measured by UPB, were fully-amortizing. The principal amount of a fully-amortizing loan is repaid ratably over the term of the loan, as compared to a balloon loan where all, or a substantial portion of, the original loan amount is due in a single payment at the maturity date. We believe that fully-amortizing loans face a lower risk of default than balloon loans, as the final payment due under the balloon loan may require the borrower to refinance or sell the property.

We target loans with loan-to-value ratios, or LTVs, between 60% and 75% at origination as we believe that borrower equity of 25% to 40% provides significant protection against credit losses. As of June 30, 2019, our loans held for investment had a weighted average LTV at origination of 65.0%. Additionally, as of June 30, 2019, borrowers personally guaranteed 99.9% of the loans in our held for investment portfolio and had a weighted average credit score at origination of 707, excluding the 1.1% of loans for which a credit score is not available.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following charts illustrate the composition of our loans held for investment as of June 30, 2019:

(*)	Percentages may not sum to 100% due to rounding.
(1)	Portfolio stratifications based on unpaid principal balance for loans held for investment as of June 30, 2019.
(2)

Represents LTV at origination for population of loans held for investment as of June 30, 2019. In instances where LTV at origination is not available for an acquired loan, the LTV reflects our best estimate of value at time of acquisition.

(3)	The approximately 1% portion of our loans held for investment with an LTV greater than 75% consists primarily of acquired loans.

Loans Held for Sale

Although our primary focus is long-term maturity real estate loans, we are continually assessing market developments for attractive opportunities in which we can leverage our experience, network and personnel. In March 2017, we began originating short-term, interest-only loans to be used for acquiring, repositioning or improving the quality of 1-4 unit residential investment properties. This product typically serves as an interim solution for borrowers and/or properties that do not meet the investment criteria of our

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

primary 30-year product. The short-term, interest-only loan allows borrowers to address any qualifying issues with their credit and/or the underlying property before bridging into a longer-term loan. In June 2018, we added a second short-term, interest-only loan product which allows borrower draws for rehabbing residential rental property. Historically, we have aggregated and sold these short-term, interest-only loans at a premium to par to institutional investors, which has generated attractive income for us with limited capital while also allowing us to establish an underwriting track record and monitor the performance of these loans. Given our increased experience providing these loans, we are currently evaluating long-term financing alternatives for these loans and may elect to retain them in the future to be more consistent with our broader investment strategy of holding loans in our portfolio and earning a spread.

As of June 30, 2019, our portfolio of loans held for sale consisted of 306 loans with an aggregate UPB of $82.9 million, and carried a weighted average original loan term of 12 months and a weighted average coupon of 10.2%. As of June 30, 2019, 100% of our held for sale portfolio, as measured by UPB, was attributable to our loan origination business.

In line with our overall investment strategy, we target loans held for sale with LTVs between 60% and 75% at origination as we believe that borrower equity of 25% to 40% provides significant protection against credit losses. As of June 30, 2019, our loans held for sale had a weighted average LTV at origination of 67.0%. Additionally, as of June 30, 2019, borrowers personally guaranteed 100% of the loans in our held for sale portfolio and had a weighted average credit score at origination of 657.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following charts illustrate the composition of our loans held for sale as of June 30, 2019:

(*)	Percentages may not sum to 100% due to rounding.
(1)	Portfolio stratifications based on unpaid principal balance for loans held for sale as of June 30, 2019.
(2)	Represents LTV at origination for population of loans held for sale as of June 30, 2019.
(3)	There are no loans held for sale with an LTV greater than 75%.

Summary Risk Factors

An investment in shares of our common stock involves various risks. You should carefully consider the risks discussed below and under “Risk Factors” beginning on page 20 before purchasing shares of our common stock:

•

we are dependent upon the success of the investor real estate market and conditions that negatively impact this market may reduce demand for our loans and may adversely impact our business, results of operations and financial condition;

•	difficult conditions in the real estate markets, the financial markets and the economy generally may adversely impact our business, results of operations and financial condition;

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

we operate in a competitive market for loan origination and acquisition opportunities and competition may limit our ability to originate and acquire loans, which could adversely affect our ability to execute our business strategy;

•

loans to small businesses involve a high degree of business and financial risk, which can result in substantial losses that would adversely affect our business, results of operation and financial condition;

•	we have no operating history as a publicly traded company, and our inexperience could materially and adversely affect us;

•	we may change our strategy or underwriting guidelines without notice or stockholder consent, which may result in changes to our risk profile and net income;

•	a significant portion of our loan portfolio is in the form of investor real estate loans which are subject to increased risks;

•

funds affiliated with Snow Phipps Group LLC, or Snow Phipps, and an affiliate of a fund managed by Pacific Investment Management Company LLC, or TOBI, will own a substantial amount of our outstanding common stock following the closing of this offering and will have the ability to influence us;

•

we may not be able to successfully complete additional securitization transactions on attractive terms or at all, which could limit potential future sources of financing and could inhibit the growth of our business; and

•

if one or more of our warehouse repurchase facilities, on which we are dependent, are terminated, we may be unable to find replacement financing on favorable terms, or at all, which could have a material adverse effect on our business, results of operations and financial condition.

Recent Developments

In July 2019, we completed the securitization of $217.9 million of investor real estate loans, measured by UPB as of the July 1, 2019 cut-off date, issuing $207.0 million of non-recourse notes payable through the Velocity Commercial Capital Loan Trust 2019-2, or 2019-2. We are the sole beneficial interest holder of 2019-2, a variable interest entity that will be included in our consolidated financial statements. We refer to this transaction as the “July 2019 Securitization.”

In August 2019, we entered into a new five-year $153.0 million corporate debt agreement with Owl Rock Capital Corporation, as lender. We used the proceeds of the term loans under this agreement, together with cash on hand, to redeem our outstanding senior secured notes and repurchase our outstanding Class C preferred units, which transaction we refer to as the “August 2019 Refinancing.”

Corporate Conversion

We currently operate as a limited liability company formed in 2012, organized under the law of the State of Delaware and named Velocity Financial, LLC. Prior to the closing this offering, we will engage in the following transactions, which we refer to collectively as the “Conversion”:

•	we will convert from a Delaware limited liability company to a Delaware corporation by filing a certificate of conversion with the Secretary of State of the State of Delaware; and

•	we will change our name to Velocity Financial, Inc.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The number of shares of common stock that holders of Velocity Financial, LLC units will receive in the Conversion is based on the initial public offering price in connection with this offering. Assuming an initial public offering price of $        per share, which is the mid-point of the price range set forth on the front cover of this prospectus, as part of the Conversion, holders of units of Velocity Financial, LLC will receive an aggregate of                  shares of common stock of Velocity Financial, Inc.

A $1.00 increase or decrease in the assumed initial public offering price would, as applicable, increase by                                          or decrease by                                          the number of shares of common stock received by holders of Velocity Financial, LLC units in the Conversion.

Our Corporate Information

Our offices are located at 30699 Russell Ranch Road, Suite 295, Westlake Village, California 91362, and the telephone number of our offices is (818) 532-3700. Our internet address is www.velocitymortgage.com. Our internet website and the information contained therein or connected to or linked from our internet web site are not incorporated information and do not constitute a part of this prospectus or any amendment or supplement thereto.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Offering

Common stock offered by us	shares(1)

Common stock to be outstanding upon completion of this offering	shares(1)(2)

Use of proceeds	We estimate that the net proceeds we will receive from this offering will be approximately $ million (or approximately $ million if the underwriters fully exercise their over-allotment option to purchase additional shares of our common stock), after deducting the underwriting discounts and commissions of approximately $ million (or approximately $ million if the underwriters fully exercise their over-allotment option to purchase additional shares of our common stock) and estimated offering expenses of approximately $ million payable by us.

We intend to use approximately $ million of the net proceeds from this offering to repay a portion of our outstanding corporate debt, and the remainder for general corporate purposes, including originating or acquiring investor real estate loans.

Proposed New York Stock Exchange symbol	“VEL”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 20.

(1)	Assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional shares of our common stock.

(2)

Assumes we offer the number of shares as set forth on the front cover of this prospectus and an initial public offering price of $        per share, which is the mid-point of the price range set forth on the front cover of this prospectus. A $1.00 increase or decrease in the assumed initial public offering price would, as applicable, increase by                                          or decrease by                                         the number of shares outstanding upon completion of this offering, by                  shares, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same.

Unless we indicate otherwise or the context requires, all information in this prospectus:

•	assumes that the Conversion has occurred based on an initial public offering price of $ per share, which is the mid-point of the price range set forth on the front cover of this prospectus;

•	excludes shares of our common stock that may be issued in the future under our 2019 Omnibus Incentive Plan;

•	assumes no exercise by the underwriters of their over-allotment option to purchase up to additional shares of common stock from us;

•	gives effect to the adoption and filing of our certificate of incorporation with the Secretary of State of Delaware and the adoption of our bylaws in connection with the Conversion; and

•	gives effect to our repurchase of our outstanding Class C preferred units on August 29, 2019 in connection with the August 2019 Refinancing.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Summary Consolidated Financial and Other Information

The following tables summarize our consolidated financial and other data. We have derived the summary condensed results of operations data for the fiscal years ended December 31, 2018, 2017 and 2016 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary condensed results of operations data for the six months ended June 30, 2019 and 2018 and the summary consolidated statements of financial condition data as of June 30, 2019 from our unaudited consolidated interim financial statements included elsewhere in this prospectus. Our unaudited consolidated interim financial statements were prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, on the same basis as our audited consolidated financial statements and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, that are necessary for the fair statement of the financial information set forth in those financial statements. These interim results are not necessarily indicative of our results for the full fiscal year. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods. You should read this data in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Summary Condensed Results of Operations Data	Six Months Ended June 30,			Year Ended December 31,
	2019		2018	2018		2017	2016
				(in thousands)
	(unaudited)
Interest income		$73,028	$58,956		$124,722	$97,830	$78,418
Interest expense — portfolio related		39,387	28,363		62,597	47,638	37,406

Net interest income — portfolio related		33,641	30,593		62,125	50,192	41,012
Interest expense — corporate debt		6,706	6,657		13,322	13,654	13,419

Net interest income		26,935	23,936		48,803	36,538	27,593
Provision for (reversal of) loan losses		560	(234)		201	421	1,455

Net interest income after provision for loan losses		26,375	24,170		48,602	36,117	26,138
Other operating income		2,028	1,542		2,807	2,008	710
Total operating expenses		16,823	14,722		32,160	24,136	20,051

Income before income taxes		11,580	10,990		19,249	13,989	6,797
Income tax expense		3,350	5,714		8,700	—	—

Net income		$8,230	$5,276		$10,549	$13,989	$6,797

Pro forma net income per share of common stock(1):
Basic	$			$

Diluted	$			$

Pro forma weighted average shares of common stock outstanding(1):
Basic
Diluted

(1)	Assumes conversion of Velocity Financial, LLC units into shares of our common stock in the Conversion.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Consolidated Statements of Financial Condition Data	June 30,	December 31,
	2019	2018	2017	2016
		(in thousands)
Assets
Cash and cash equivalents	$14,105	$15,008	$15,422	$49,978
Restricted cash	1,542	1,669	305	1,766
Loans held for sale, net	82,308	78,446	5,651	—
Loans held for investment, net	1,683,733	1,567,408	1,299,041	1,039,401
Loans held for investment, at fair value	2,974	3,463	4,632	7,278

Total loans, net	1,769,015	1,649,317	1,309,324	1,046,679
Accrued interest receivables	11,326	10,096	7,678	5,954
Receivables due from servicers	33,618	40,473	25,306	22,234
Other receivables	3,321	974	1,287	439
Real estate owned, net	14,221	7,167	5,322	1,454
Property and equipment, net	5,045	5,535	5,766	3,875
Net deferred tax asset	5,698	2,986	—	—
Other assets	15,663	4,760	1,435	750

Total assets	$1,873,554	$1,737,985	$1,371,845	$1,133,129

Liabilities and Members’ Equity
Accounts payable and accrued expenses	$30,664	$26,629	$22,029	$12,264
Secured financing, net	127,062	127,040	126,486	119,286
Securitizations, net	1,261,455	1,202,202	982,393	742,890
Warehouse repurchase facilities, net	279,960	215,931	85,303	110,308

Total liabilities	1,699,141	1,571,802	1,216,211	984,748
Commitments and contingencies
Class C preferred units(1)	27,400	26,465	24,691	23,036
Members’ equity	147,013	139,718	130,943	125,345

Total liabilities and members’ equity	$1,873,554	$1,737,985	$1,371,845	$1,133,129

(1) The Class C preferred units were repurchased in connection with the August 2019 Refinancing.

	June 30,	December 31,
Portfolio Statistics(1)	2019	2018	2017	2016
		($ in thousands)
Total loans(2)	$1,748,782	$1,631,326	$1,295,567	$1,038,033
Loan count	5,503	5,171	4,136	3,243
Average loan balance(3)	$318	$315	$313	$320
Weighted average loan-to-value(4)	65.0%	63.8%	64.4%	64.5%
Weighted average coupon(5)	8.66%	8.56%	8.33%	8.23%
Nonperforming loans (UPB)(6)	$104,180	$95,385	$74,943	$42,498
Nonperforming loans (% of total)	5.96%	5.85%	5.78%	4.09%

(1)	Reflects total portfolio of loans, including loans held for sale and loans held for investment, but does not reflect the July 2019 Securitization.

(2)

Reflects the aggregate unpaid principal balance of all loans, including loans held for sale and loans held for investment, at the end of the period. It excludes deferred origination costs, acquisition discounts, fair value adjustments and allowance for loan losses.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(3)	Reflects the average unpaid principal balance of all loans at the end of the period (i.e., total loans dividend by loan count).

(4)

Weighted average LTV is calculated for the population of loans outstanding at the end of each specified period using the original loan amounts and appraised LTVs at the time of origination of each loan.

(5)	Reflects the average coupon, or stated interest rate, on all loans at the end of the period weighted by unpaid principal balance.

(6)	Reflects unpaid principal balance of all loans that are 90 or more days past due, in bankruptcy or in foreclosure.

Key Performance Metrics	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
	($ in thousands)
Average loans(1)	$1,659,957	$1,345,135	$1,429,877	$1,167,999	$944,437
Portfolio yield(2)	8.80%	8.77%	8.72%	8.38%	8.30%
Average debt — portfolio related(3)	$1,466,799	$1,145,706	$1,234,818	$965,987	$802,683
Cost of funds — portfolio related(4)	5.37%	4.95%	5.07%	4.93%	4.66%
Net interest margin — portfolio related(5)	4.05%	4.55%	4.34%	4.30%	4.34%
Charge-offs(6)	0.01%	0.02%	0.03%	0.09%	0.13%
Pre-tax return on equity(7)	16.1%	16.7%	14.3%	10.8%	9.9%

(1)

Reflects daily average of total outstanding loans, including loans held for sale and loans held for investment, as measured by unpaid principal balance, over the specified period, but does not reflect the July 2019 Securitization.

(2)	Reflects interest income earned on our total loan portfolio as a percentage of average loans over the specified period.

(3)

Reflects monthly average of all portfolio-related debt, which includes our warehouse repurchase facilities and securitizations, as measured by outstanding principal balance, over the specified period. Excludes our corporate debt.

(4)	Reflects interest expense incurred on our portfolio-related debt as a percentage of average portfolio-related debt over the specified period. Excludes our corporate debt.

(5)

Measures the difference between the interest income earned on our loan portfolio and the interest expense paid on our portfolio-related debt as a percentage of average loans over the specified period. Excludes our corporate debt.

(6)

Reflects charge-offs as a percentage of average loans held for investment over the specified period. We do not record charge-offs on our loans held for sale which are carried at the lower of cost or estimated fair value.

(7)

Reflects income before income taxes as a percentage of the monthly average of members’ equity over the specified period. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Metrics—Pre-Tax Return on Equity.”

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table presents a summary of our consolidated statement of financial condition as of June 30, 2019:

•	on an actual basis, derived from our unaudited statement of financial condition as of June 30, 2019;

•

on a “pro forma” basis, giving effect to the August 2019 Refinancing, the Conversion and the adoption and filing of our certificate of incorporation with the Delaware Secretary of State prior to the closing upon the completion of this offering; and

•

on a “pro forma as adjusted” basis, giving further effect to our issuance and sale of                  shares of our common stock in this offering at an assumed initial public offering price of $        per share, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering as described in “Use of Proceeds.”

	June 30, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted
	(unaudited, in thousands)
Cash and cash equivalents	$14,105	$	$
Total assets	1,873,554
Secured financing, net	127,062
Securitizations, net	1,261,455
Warehouse repurchase facilities, net	279,960
Total liabilities	1,669,141
Class C preferred units	27,400
Members’ equity	147,013
Total stockholders’ equity	—

(1)

In August 2019, we entered into a new five-year $153.0 million corporate debt agreement and used the proceeds of the term loans under this agreement, together with cash on hand, to redeem our outstanding senior secured notes and repurchase our outstanding Class C preferred units, which is reflected in the pro forma column as though it occurred on June 30, 2019.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

RISK FACTORS

An investment in shares of our common stock involves a number of risks. Before making an investment decision, you should carefully consider the following risk factors, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occurs, our business, financial condition, liquidity and results of operations could be materially and adversely affected, the market price of our common stock could decline significantly, and you could lose all or a part of your investment.

Risks Related to Our Business

We are dependent upon the success of the investor real estate market and conditions that negatively impact this market may reduce demand for our loans and adversely impact our business, results of operations and financial condition.

Our borrowers are primarily owners of residential rental and small commercial properties. Accordingly, the success of our business is closely tied to the overall success of the investors and small business owners in that market. Various changes in real estate conditions may impact this market. Any negative trends in such real estate conditions may reduce demand for our products and services and, as a result, adversely affect our results of operations. These conditions include:

•	oversupply of, or a reduction in demand for, residential rental and small commercial properties;

•	a change in policy or circumstances that may result in a significant number of potential residents of multifamily properties deciding to purchase homes instead of renting;

•	zoning, rent control or stabilization laws, or other laws regulating multifamily housing, which could affect the profitability of residential rental developments;

•	the inability of residents and tenants to pay rent;

•	changes in the tax code related to investment real estate;

•	increased operating costs, including increased real property taxes, maintenance, insurance, and utilities costs; and

•	potential liability under environmental and other laws.

Any or all of these factors could negatively impact the investor real estate market and, as a result, reduce the demand for our loans or the terms on which we are able to make our loans and, as a result materially and adversely affect us.

Difficult conditions in the real estate markets, the financial markets and the economy generally may adversely impact our business, results of operations and financial condition.

Our results of operations may be materially affected by conditions in the real estate markets, the financial markets and the economy generally. These conditions include changes in short-term and long-term interest rates, inflation and deflation, fluctuations in the real estate and debt capital markets and developments in national and local economies, unemployment rates, commercial property vacancy rates, and rental rates. Any deterioration of real estate fundamentals generally, and in the United States in particular, and changes in general economic conditions could decrease the demand for our loans, negatively impact the value of the real estate collateral securing our loans, increase the default risk applicable to borrowers, and make it relatively more difficult for us to generate attractive risk-adjusted returns.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We also are significantly affected by the fiscal, monetary, and budgetary policies of the U.S. government and its agencies. We are particularly affected by the policies of the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve, which regulates the supply of money and credit in the United States. The Federal Reserve’s policies affect interest rates, which can have a significant impact on the demand for investor real estate loans. Significant fluctuations in interest rates as well as protracted periods of increases or decreases in interest rates could adversely affect the operation and income of the investment properties securing our loans, as well as the demand from investors for investor real estate loans in the secondary market. In particular, higher interest rates often decrease the number of loans originated. An increase in interest rates could cause refinancing of existing loans to become less attractive and qualifying for a loan to become more difficult.

We cannot predict the degree to which economic conditions generally, and the conditions for real estate debt investing in particular, will improve or decline. Any stagnation in or deterioration of the real estate markets may limit our ability to originate or acquire loans on attractive terms or cause us to experience losses related to our assets. Declines in the market values of our investments may adversely affect our results of operations and credit availability.

We operate in a competitive market for loan origination and acquisition opportunities and competition may limit our ability to originate and acquire loans, which could adversely affect our ability to execute our business strategy.

We operate in a competitive market for investment and loan origination and acquisition opportunities. Our profitability depends, in large part, on our ability to acquire our target assets at attractive prices and originate loans that allow us to generate compelling net interest margins. In acquiring our target assets or originating loans, we will compete with a variety of institutional investors, including REITs, specialty finance companies, public and private funds, commercial and investment banks, commercial finance and insurance companies and other financial institutions. Many of these competitors may enjoy competitive advantages over us, including:

•	greater name recognition;

•	a larger, more established network of correspondents and loan originators;

•	established relationships with mortgage brokers or institutional investors;

•	access to lower cost and more stable funding sources;

•	an established market presence in markets where we do not yet have a presence or where we have a smaller presence;

•

ability to diversify and grow by providing a greater variety of commercial real estate loan products on more attractive terms, some of which require greater access to capital and the ability to retain loans on the balance sheet; and

•	greater financial resources and access to capital to develop branch offices and compensate key employees.

Some competitors may have a lower cost of funds and access to funding sources that may not be available to us. Commercial banks may have an advantage over us in originating loans if borrowers already have a line of credit or construction financing with the bank. Commercial real estate service providers may have an advantage over us to the extent they also offer a larger or more comprehensive investment sales platform. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of originations or loan acquisitions, and establish more relationships than us. Furthermore, competition for loans on our target assets may lead to

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

the price of such assets increasing, which may further limit our ability to generate desired returns, and competition in investor real estate loan origination may increase the availability of investor real estate loans which may result in a reduction of interest rates on investor real estate loans. We cannot assure you that the competitive pressures we face will not have a material and adverse effect on our business, results of operations and financial condition. In addition, future changes in laws, regulations, and consolidation in the commercial real estate finance market could lead to the entry of more competitors. We cannot guarantee that we will be able to compete effectively in the future, and our failure to do so would materially and adversely affect us.

Loans to small businesses involve a high degree of business and financial risk, which can result in substantial losses that would adversely affect our business, results of operation and financial condition.

Our operations and activities include, without limitation, loans to small, privately owned businesses. Often, there is little or no publicly available information about these businesses. Accordingly, we must rely on our own due diligence to obtain information in connection with our investment decisions. Our borrowers may not meet net income, cash flow and other coverage tests typically imposed by banks. A borrower’s ability to repay its loan may be adversely impacted by numerous factors, including a downturn in its industry or other negative local or more general economic conditions. Deterioration in a borrower’s financial condition and prospects may be accompanied by deterioration in the collateral for the loan. In addition, small businesses typically depend on the management talents and efforts of one person or a small group of people for their success. The loss of services of one or more of these persons could have a material and adverse impact on the operations of the small business. Small companies are typically more vulnerable to customer preferences, market conditions and economic downturns and often need additional capital to expand or compete. These factors may have an impact on loans involving such businesses. Loans to small businesses, therefore, involve a high degree of business and financial risk, which can result in substantial losses, and in turn could have a material and adverse effect on our business, results of operations and financial condition.

We have no operating history as a publicly traded company, and our inexperience could materially and adversely affect us.

We have no operating history as a publicly traded company. Our board of directors and management team will have overall responsibility for our management. As a publicly traded company, we will be required to develop and implement substantial control systems, policies and procedures in order to satisfy our periodic Securities and Exchange Commission, or SEC, reporting and NYSE listing requirements. We cannot assure you that management’s past experience will be sufficient to successfully develop and implement these systems, policies and procedures and to operate our company. Failure to do so could jeopardize our status as a public company, and the loss of such status or the perception or anticipation by investors of a possible loss of such status could materially and adversely affect us.

The failure of a third-party servicer or the failure of our own internal servicing system to effectively service our portfolio of mortgage loans may adversely impact our business, results of operations and financial condition.

Most mortgage loans and securitizations of mortgage loans require a servicer to manage collections for each of the underlying loans. Nationstar Mortgage Holdings Inc. currently provides loan servicing on most of our loan portfolio, and we work with several other servicers for a small portion of our portfolio. We refer to these providers as our third-party loan servicers. A third-party loan servicer’s responsibilities include providing loan administration, issuing monthly statements, managing borrower insurance and tax

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

impounds, sending delinquency notices, collection activity, all cash management and reporting on the performance of the loans. A third-party loan servicer may retain sub-servicers in any jurisdictions where licensing is required and the third-party loan servicer has not obtained the necessary license or where it otherwise deems it advisable. Both default frequency and default severity of loans may depend upon the quality of the servicer. If a third-party loan servicer or any sub-servicers are not vigilant in encouraging borrowers to make their monthly payments, the borrowers may be far less likely to make these payments, which could result in a higher frequency of default. If a third-party loan servicer or any sub-servicers takes longer to liquidate non-performing assets, loss severities may be higher than originally anticipated. Higher loss severity may also be caused by less competent dispositions of real estate owned, or REO.

We have implemented our own internal special servicing and asset management capabilities and, as of June 30, 2019, we special service 429 distinct assets. The ability to internally service and manage loans in our portfolio, rather than rely on third-party loan servicers, has its own set of risks, including more direct exposure to lawsuits by borrowers and maintaining the necessary infrastructure to provide such special servicing capabilities.

Servicer quality, whether performed by third-party loan servicers or internally by us, is of prime importance in the default performance of investor real estate loans and securitizations. If we are unable to maintain our relationships with our third-party loan servicers, or they become unwilling or unable to continue to perform servicing activities, we could incur additional costs to obtain replacement loan servicers and there can be no assurance that a replacement servicer could be retained in a timely manner or at similar rates. Should we have to transfer loan servicing to another servicer for any reason, the transfer of our loans to a new servicer could result in more loans becoming delinquent because of confusion or lack of attention. Servicing transfers involve notifying borrowers to remit payments to the new servicer, and these transfers could result in misdirected notices, misapplied payments, data input errors and other problems. Industry experience indicates that mortgage loan delinquencies and defaults are likely to temporarily increase during the transition to a new servicer and immediately following the servicing transfer. Further, when loan servicing is transferred, loan servicing fees may increase, which may have an adverse effect on the credit support of assets held by us.

Effectively servicing our portfolio of mortgage loans is critical to our success, particularly given our strategy of maximizing the value of our portfolio with our proprietary loan modification programs and special servicing techniques, and therefore, if one of our third-party loan servicers or our internal special servicing fails to effectively service our portfolio of mortgage loans, it could have a material and adverse effect on our business, results of operations and financial condition.

We are dependent on certain of our key personnel for our future success, and their continued service to us is not guaranteed.

Our future success depends on the continued service of key personnel, including Christopher D. Farrar, our Chief Executive Officer, Mark R. Szczepaniak, our Chief Financial Officer, and Jeffrey T. Taylor, our Executive Vice President for Capital Markets, and our ability to attract new skilled personnel. We do not have employment contracts that provide severance payments and/or change in control benefits with most of our executive officers, and there can be no assurance that we will be able to retain their services. The departure of key personnel, until suitable replacements could be identified and hired, if at all, could have a material and adverse effect on our business, results of operations and financial condition.

Our growth strategy relies upon our ability to hire and retain qualified account executives, and if we are unable to do so, our growth could be limited.

We depend on our qualified account executives to generate broker relationships which leads to repeat and referral business. Accordingly, we must be able to attract, motivate and retain qualified account

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

executives. The market for qualified account executives is highly competitive and may lead to increased costs to hire and retain them. We cannot guarantee that we will be able to attract or retain qualified account executives. If we cannot attract, motivate or retain a sufficient number of qualified account executives, or if our hiring and retention costs increase our business, results of operations and financial condition could be materially and adversely affected.

Inaccurate or incomplete information received from potential borrowers, guarantors and sellers involved in the sale of pools of loans could have a negative impact on our results of operation.

In deciding whether to extend credit or enter into transactions with potential borrowers and their guarantors, we are forced to primarily rely on information furnished to us by or on behalf of these potential borrowers or guarantors, including financial statements. We also must rely on representations of potential borrowers and guarantors as to the accuracy and completeness of that information and we must rely on information and representations provided by sellers involved in the sale of pools of loans that we purchase when we make bulk acquisitions. Our results of operations could be negatively impacted to the extent we rely on financial statements or other information that is misleading, inaccurate or incomplete.

Deficiencies in appraisal quality in the mortgage loan origination process may result in increased principal loss severity.

During the mortgage loan underwriting process, appraisals are generally obtained on the collateral underlying each prospective mortgage. The quality of these appraisals may vary widely in accuracy and consistency. The appraiser may feel pressure from the broker or lender to provide an appraisal in the amount necessary to enable the originator to make the loan, whether or not the value of the property justifies such an appraised value. Inaccurate or inflated appraisals may result in an increase in the severity of losses on the mortgage loans, which could have a material and adverse effect on our business, results of operations and financial condition.

We use leverage in executing our business strategy, which may adversely affect the return on our assets, as well as increase losses when economic conditions are unfavorable.

We leverage certain of our assets through borrowings under warehouse repurchase facilities and securitization transactions, as well as any corporate borrowings we may incur from time to time. Our use of leverage may enhance our potential returns and increase the number of loans that can be made, but may also substantially increase the risk of loss. There are no limits on the amount of leverage we may incur in our certificate of incorporation or bylaws. Our percentage of leverage will vary depending on our ability to obtain financing. Our two warehouse repurchase facilities and our new corporate debt agreement include certain financial covenants that limit our ability to leverage our assets. Our two warehouse repurchase facilities include covenants to maintain a maximum debt-to-tangible net-worth ratio of 6:1, while our new corporate debt agreement includes covenants to maintain a consolidated tangible net worth of at least $100 million plus 25% of consolidated net income (as defined in our new corporate debt agreement), a maximum debt to equity ratio of 1.50:1 or 1.25:1 (depending on the applicable term period and excluding warehouse and securitization debt), and an interest coverage ratio of 1.50:1 or 1.75:1 (depending on the applicable term period and excluding warehouse and securitization debt). Our return on our assets and cash available for distribution to our stockholders may be reduced if market conditions cause the cost of our financing to increase relative to the income that can be derived from our loan portfolio, which could adversely affect the price of our common stock. In addition, our debt service payments will reduce cash flow available for distributions to stockholders. We may not be able to meet our debt service obligations. To the extent that we cannot meet our debt service obligations, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our underwriting guidelines in the mortgage loan origination process may result in increased delinquencies and defaults.

Mortgage originators, including us, generally underwrite mortgage loans in accordance with their pre-determined loan underwriting guidelines, and from time to time and in the ordinary course of business, originators will make exceptions to these guidelines. There can be no assurance that our underwriting guidelines will identify or appropriately assess the risk that the interest and principal payments due on a loan will be repaid when due, or at all, or whether the value of the mortgaged property will be sufficient to otherwise provide for recovery of such amounts. Our underwriting guidelines are more narrow than some other mortgage lenders because we give primary consideration to the adequacy of the property as collateral and source of repayment for the loan rather than focusing on the personal income of the borrower. For example, while we emphasize credit scores in our underwriting process, there is no minimum credit score that a potential borrower must have in order to obtain a loan from us. Although we believe that this asset-driven approach is one of our competitive advantages, it may result in higher delinquency and default rates than those experienced by mortgage lenders with broader underwriting guidelines and/or those who require minimum credit scores or verify the personal income of their borrowers.

On a case by case basis, our underwriters may determine that a prospective borrower that does not strictly qualify under our underwriting guidelines warrants an underwriting exception, based upon compensating factors. Compensating factors may include, but are not limited to, a lower LTV ratio, a higher debt coverage ratio, experience as a real estate owner or investor, higher borrower net worth or liquidity, stable employment, longer length of time in business and length of time owning the property. Loans originated with exceptions may result in a higher number of delinquencies and defaults, which could have a material and adverse effect on our business, results of operations and financial condition.

We may change our strategy or underwriting guidelines without notice or stockholder consent, which may result in changes to our risk profile and net income.

Our board of directors may change our strategy or any of our underwriting guidelines at any time without notice or the consent of our stockholders. We may also change our target assets and financing strategy without notice or the consent of our stockholders. Any of these changes could result in us holding a loan portfolio with a different risk profile from the risk profile described in this prospectus. Additionally, a change in our strategy or underwriting guidelines may increase our exposure to interest rate risk, default risk, real estate market fluctuations and liquidity risk, all of which could have a material and adverse effect on our business, results of operations and financial condition.

Our inability to manage future growth effectively could have an adverse impact on our business, results of operations and financial condition.

Our ability to grow will depend on our management’s ability to originate and/or acquire investor real estate loans. In order to do this, we will need to identify, hire, train, supervise and manage new employees. Any failure to effectively manage our future growth, including a failure to successfully expand our loan origination activities could have a material and adverse effect on our business, results of operations and financial condition.

If we fail to develop, enhance and implement strategies to adapt to changing conditions in the real estate and capital markets, our business, results of operations and financial condition may be materially and adversely affected.

The manner in which we compete and the loans for which we compete are affected by changing conditions, which can take the form of trends or sudden changes in our industry, regulatory environment,

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

changes in the role of government-sponsored entities, changes in the role of credit rating agencies or their rating criteria or process or the United States economy more generally. If we do not effectively respond to these changes, or if our strategies to respond to these changes are not successful, our business, results of operations and financial condition may be materially and adversely affected.

Operational risks, including the risk of cyberattacks, could disrupt our business and materially and adversely affect our business, results of operations and financial condition.

Our financial, accounting, communications and other data processing systems may fail to operate properly or become disabled as a result of tampering or a breach of the network security systems or otherwise. In addition, such systems may be from time to time subject to cyberattacks and other cybersecurity incidents, which may continue to increase in sophistication and frequency in the future.

Breaches of our network security systems could involve attacks that are intended to obtain unauthorized access to our proprietary information or personal identifying information of our stockholders, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses and other malicious code, network failures, computer and telecommunication failures, infiltration by unauthorized persons and security breaches, usage errors by their respective professionals or service providers. If unauthorized parties gain access to such information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information. Although we take various measures to ensure the integrity of such systems, there can be no assurance that these measures will provide protection. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing it from being addressed appropriately.

Moreover, we are highly dependent on information systems and technology. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us.

We are headquartered in Westlake Village, California, in an area known for seismic activity and prone to wildfires. An earthquake, wildfire or other disaster or a disruption in the infrastructure that supports our business, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our disaster recovery programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. Insurance and other safeguards might only partially reimburse us for our losses, if at all.

In addition, we rely on third-party service providers for certain aspects of our business, including software vendors for portfolio management and accounting software, outside financial institutions for back office processing and custody of securities and third-party broker-dealers for the execution of trades. An interruption or deterioration in the performance of these third parties or failures of their information systems and technology could cause system interruptions, delays, loss, corruption or exposure of critical data or intellectual property and impair the quality of our operations, which could impact our reputation and hence adversely affect our business.

Any such interruption or deterioration in our operations could result in substantial recovery and remediation costs and liability. While we have implemented disaster recovery plans and backup systems to lessen the risk of any material adverse impact, its disaster recovery planning may not be sufficient to mitigate the harm and cannot account for all eventualities, and a catastrophic event that results in the destruction or disruption of any data or critical business or information technology systems could severely

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

affect our ability to conduct our business operations, and as a result, our future operating results could be materially and adversely affected.

Any disruption in the availability or functionality of our technology infrastructure and systems could have a material adverse effect on our business.

Our ability to originate and acquire investor real estate loans, execute securitizations, and manage any related interest rate risks and credit risks is critical to our success and is highly dependent upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Some of these systems are located at our facility and some are maintained by third-party vendors. Any significant interruption in the availability and functionality of these systems could harm our business. In the event of a systems failure or interruption by our third-party vendors, we will have limited ability to affect the timing and success of systems restoration. If such interruptions continue for a prolonged period of time, it could, have a material and adverse impact on our business, results of operations and financial condition.

Our security measures may not effectively prohibit others from obtaining improper access to our information. If a person is able to circumvent our security measures, he or she could destroy or misappropriate valuable information or disrupt our operations. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and harm our reputation.

Risks Related to Our Loan Portfolio

A significant portion of our loan portfolio is in the form of investor real estate loans which are subject to increased risks.

Investor real estate loans are directly exposed to losses resulting from default and foreclosure. Therefore, the value of the underlying property, the creditworthiness and financial position of the borrower and the priority and enforceability of the lien will significantly impact the value of such mortgages. Whether or not we have participated in the negotiation of the terms of any such mortgages, there can be no assurance as to the adequacy of the protection of the terms of the loan, including the validity or enforceability of the loan and the maintenance of the anticipated priority and perfection of the applicable security interests. Furthermore, claims may be asserted that might interfere with enforcement of our rights. In the event of a foreclosure, we may assume direct ownership of the underlying real estate. The liquidation proceeds upon sale of such real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Any costs or delays involved in the completion of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss.

A portion of our loan portfolio currently is, and in the future may be, delinquent and subject to increased risks of credit loss for a variety of reasons, including, without limitation, because the underlying property is too highly-leveraged or the borrower falls upon financial distress. Whatever the reason, the borrower may be unable to meet its contractual debt service obligation to us. Delinquent loans may require a substantial amount of workout negotiations or restructuring, which may divert our attention from other activities and entail, among other things, a substantial reduction in the interest rate or capitalization of past due interest. However, even if restructurings are successfully accomplished, risks still exist that borrowers will not be able or willing to maintain the restructured payments or refinance the restructured mortgage upon maturity.

Investor real estate loans, including performing and delinquent, are also subject to “special hazard” risk (property damage caused by hazards, such as earthquakes or environmental hazards, not covered by standard property insurance policies) and to bankruptcy risk (reduction in a borrower’s mortgage debt by a bankruptcy court). In addition, claims may be assessed against us on account of our position as mortgage

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

holder or property owner, including responsibility for tax payments, environmental hazards and other liabilities.

Loans on properties in transition will involve a greater risk of loss than traditional investment-grade mortgage loans with fully insured borrowers.

While our primary focus is long-term maturity investor real estate loans, in March 2017, we began originating short-term, interest-only loans to be used for acquiring, repositioning or improving the quality of 1-4 unit residential investment properties. This product typically serves as an interim solution for borrowers and/or properties that do not meet the investment criteria of our primary 30-year product. The typical borrower of these rehab and resell loans has usually identified an undervalued asset that has been under-managed or is located in a recovering market. If the market in which the asset is located fails to improve according to the borrower’s projections, or if the borrower fails to improve the quality of the asset’s management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the transitional loan, and we bear the risk that we may not recover some or all of our investment.

In addition, borrowers usually use the proceeds of a conventional mortgage to repay a rehab and resell loan. Rehab and resell loans therefore are subject to risks of a borrower’s inability to obtain permanent financing to repay the loan. Rehab and resell loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under rehab and resell loans that may be held by us, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the transitional loan. To the extent we suffer such losses with respect to these loans, our business, results of operations and financial condition may be materially adversely affected.

Any costs or delays involved in the completion of a foreclosure or liquidation of the underlying property may further reduce proceeds from the property and may increase the loss.

In the future, it is possible that we may find it necessary or desirable to foreclose on some, if not many, of the loans we acquire, and the foreclosure process may be lengthy and expensive. Borrowers may resist mortgage foreclosure actions by asserting numerous claims, counterclaims and defenses against us including, without limitation, numerous lender liability claims and defenses, even when such assertions may have no basis in fact, in an effort to prolong the foreclosure action and force us into a modification of the loan or a favorable buy-out of the borrower’s position. In some states, foreclosure actions can sometimes take several years or more to litigate. At any time prior to or during the foreclosure proceedings, the borrower may file for bankruptcy, which would have the effect of staying the foreclosure actions and further delaying the foreclosure process. Foreclosure may create a negative public perception of the related mortgaged property, resulting in a decrease in its value. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. Furthermore, any costs or delays involved in the completion of a foreclosure of the loan or a liquidation of the underlying property will further reduce the proceeds and thus increase the loss. Any such reductions could materially and adversely affect the value of the commercial loans in which we invest and, therefore, could have a material and adverse effect on our business, results of operations and financial condition. In addition, if the federal or a U.S. state government imposes freezes on the ability of lenders to foreclose on property or requires lenders to modify loans, we may be precluded from foreclosing on, or exercising other remedies with respect to, the property underlying loans, or may be required to accept modifications not favorable to us.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Insurance on collateral underlying mortgage loans and real estate securities may not cover all losses.

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under these circumstances, the insurance proceeds received might not be adequate to restore our economic position with respect to the affected real property. Uninsured losses may also reduce the value of the underlying property. Any uninsured or underinsured loss could result in the loss of cash flow from, and the asset value of, the affected property.

Some of the mortgage loans we originate or acquire are loans made to self-employed borrowers who may have a higher risk of delinquency and default, which could have a material and adverse effect on our business, results of operations and financial condition.

Many of our borrowers are self-employed. The unpaid principal balance, or UPB, of loans to self-employed borrowers represented 69.0% of our total loan portfolio, or $1.2 billion, as of June 30, 2019. Self-employed borrowers may be more likely to default on their mortgage loans than salaried borrowers and generally have less predictable income. In addition, many self-employed borrowers are small business owners who may be personally liable for their business debt. Consequently, a higher number of self-employed borrowers may result in increased defaults on the mortgage loans we originate or acquire and, therefore, could have a material and adverse effect on our business, results of operations and financial condition.

We may be subject to lender liability claims, and if we are held liable under such claims, we could be subject to losses.

A number of judicial decisions have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has either violated a duty, whether implied or contractual, of good faith and fair dealing owed to the borrower or has assumed a degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. We cannot assure prospective investors that such claims will not arise or that we will not be subject to significant liability if a claim of this type did arise.

Our portfolio of assets may at times be concentrated in certain property types or secured by properties concentrated in a limited number of geographic areas, which increases our exposure to economic downturn and natural disasters with respect to those property types or geographic locations.

We are not required to observe specific diversification criteria, except as may be set forth in the underwriting guidelines adopted by our board of directors. Therefore, our portfolio of assets may, at times, be concentrated in certain property types that are subject to higher risk of foreclosure, or secured by properties concentrated in a limited number of geographic locations.

Our loan portfolio changes over time, however, as of June 30, 2019, our loans were primarily concentrated in New York, California, Florida and New Jersey. Deterioration of economic conditions or natural disasters in these or in any other state in which we have a significant concentration of borrowers could have a material and adverse effect on our business by reducing demand for new financings, limiting the ability of customers to repay existing loans and impairing the value of our real estate collateral and real estate owned properties.

To the extent that our portfolio is concentrated in any region, or by type of property, downturns relating generally to such region, type of borrower or security, or the occurrence of natural disasters in

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

those regions, may result in defaults on a number of our assets within a short time period, which may reduce our net income and the value of our common stock and accordingly reduce our ability to pay dividends to our stockholders.

The investor real estate loans we originate or acquire are dependent on the ability of the property owner to generate net income from operating the property, which may result in the inability of such property owner to repay a loan, as well as the risk of foreclosure.

The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things:

•	tenant mix;

•	success of tenant businesses;

•	property management decisions;

•	property location, condition and design;

•	competition from comparable types of properties;

•	changes in national, regional or local economic conditions or specific industry segments;

•	declines in regional or local real estate values;

•	declines in regional or local rental or occupancy rates;

•	increases in interest rates, real estate tax rates and other operating expenses;

•	costs of remediation and liabilities associated with environmental conditions;

•	the potential for uninsured or underinsured property losses;

•	changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and

•	acts of God, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of interest and principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations and limit amounts available for distribution to our stockholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

Foreclosure can be an expensive and lengthy process and foreclosing on certain properties where we directly hold the mortgage loan and the borrower’s default under the mortgage loan is continuing could result in actions that could be costly to our operations, in addition to having a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

We may be exposed to environmental liabilities with respect to properties to which we take title, which may in turn decrease the value of the underlying properties.

In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties. In such a circumstance, we may be held

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liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity, and results of operations could be materially and adversely affected. In addition, an owner or operator of real property may become liable under various federal, state and local laws, for the costs of removal of certain hazardous substances released on its property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances. The presence of hazardous substances may adversely affect an owner’s ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of an underlying property becomes liable for removal costs, the ability of the owner to make debt payments may be reduced, which in turn may adversely affect the value of the relevant mortgage-related assets held by us.

We will utilize analytical models and data in connection with the projections for our loan portfolio, and any incorrect, misleading or incomplete information used in connection therewith would subject us to potential risks.

We rely on analytical models (both proprietary models developed by us and those supplied by third parties) and information and data (both generated by us and supplied by third parties). Models and data will be used to make projections for our loan portfolio. When models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. Some of the analytical models we use, such as mortgage prepayment models or mortgage default models, are predictive in nature. The use of predictive models has inherent risks. For example, such models may incorrectly forecast future behavior, leading to volatility in results. In addition, the predictive models used by us may differ substantially from those models used by other market participants

We may be required to repurchase or substitute mortgage loans or indemnify investors if we breach representations and warranties, which could harm our business, cash flow, results of operations and financial condition.

We have sold and, on occasion, we may sell some of our loans in the secondary market or as a part of a securitization of a portfolio of our loans. When we sell loans, we are required to make customary representations and warranties about such loans to the loan purchaser. Our mortgage loan sale agreements may require us to repurchase or substitute loans or indemnify investors in the event we breach a representation or warranty given to the loan purchaser. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. Likewise, we may be required to repurchase or substitute loans or indemnify investors if we breach a representation or warranty in connection with our securitizations, if any.

The remedies available to a purchaser of mortgage loans are generally broader than those available to us against the originating broker or correspondent. Further, if a purchaser enforces its remedies against us, we may not be able to enforce the remedies we have against the sellers. The repurchased loans typically can only be financed at a steep discount to their repurchase price, if at all. They are also typically sold at a significant discount to the UPB. Significant repurchase activity could harm our business, cash flow, results of operations and financial condition.

Some of our portfolio assets may be recorded at fair value as estimated by management and may not reflect the price we could realize upon disposal.

Most of our portfolio assets will be in the form of loans that are not publicly traded. The fair value of securities and other assets that are not publicly traded is not readily determinable. Depending on whether

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these securities and other investments are classified as available-for-sale or held-to-maturity, we will value certain of these investments at fair value, as determined in accordance with Accounting Standards Codification™, or ASC, 820 — Fair Value Measurements, which may include unobservable inputs. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Our results of operations and the value of our common stock could be adversely affected if our determinations regarding the fair value of these assets are materially higher than the values that we ultimately realize.

Risks Related to Our Organization and Structure

Snow Phipps and TOBI will own a substantial amount of our outstanding common stock following the closing of this offering and will have the ability to substantially influence us.

Following the closing of this offering, Snow Phipps will beneficially own approximately     % of our outstanding common stock and TOBI will beneficially own approximately     % of our outstanding common stock (in each case, assuming we offer the number of shares as set forth on the front cover of this prospectus at an initial public offering price of $        per share, which is the mid-point of the price range set forth on the front cover of this prospectus, and no exercise of the underwriters’ over-allotment option). In addition, pursuant to a stockholders agreement we intend to enter into with Snow Phipps and TOBI in connection with this offering, each of Snow Phipps and TOBI will have the right to designate certain persons as nominees for election as directors. Specifically, Snow Phipps will be entitled to designate up to two persons as director nominees and TOBI will be entitled to designate one person as a director nominee. As a result, although Snow Phipps and TOBI are not affiliated with each other, they may each be in a position to exercise significant influence over us, our board of directors and our management, affairs and transactions in a manner that you may not agree with or that you may not consider is in the best interest of all of our stockholders. In addition, the degree of control on our board of directors held by Snow Phipps and TOBI may be greater than their proportionate ownership of our common stock.

By virtue of Snow Phipps’ and TOBI’s stock ownership and voting power, in addition to their board nomination rights, Snow Phipps and TOBI have the power to significantly influence our business and affairs and are able to influence the outcome of matters required to be submitted to stockholders for approval, including the election of our directors, amendments to our certificate of incorporation, mergers or sales of assets. The influence exerted by Snow Phipps and TOBI over our business and affairs might not be consistent with the interests of some or all of our other stockholders. In addition, the concentration of ownership in our directors or stockholders associated with them may have the effect of delaying or preventing a change in control of our company, including transactions that would be in the best interests of our stockholders and would result in receipt of a premium to the price of our shares of common stock, and might negatively affect the market price of our common stock.

Our certificate of incorporation will provide that our directors who are affiliates of Snow Phipps and TOBI may engage in similar activities and lines of business as us, which may result in competition between us and such stockholders or another portfolio company of such stockholders for certain corporate opportunities.

Our certificate of incorporation will provide that our directors who are also employees or affiliates of Snow Phipps and TOBI may engage in similar activities or lines of business as us. Our certificate of incorporation will provide that no employees or affiliates of such stockholders, including those persons who are also our directors, have any obligation to refrain from (1) engaging directly or indirectly in the same or similar business activities or lines of business as us or developing or marketing any products or services that compete, directly or indirectly, with us, (2) investing or owning any interest in, or developing a

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

business relationship with, any person or entity engaged in the same or similar business activities or lines of business as, or otherwise in competition with, us or (3) doing business with any of our clients or customers. In addition, our certificate of incorporation will provide that we have waived any interest or expectancy in any business or other opportunity that becomes known to a director of ours who is also an employee or affiliate of such stockholders unless the opportunity becomes known to that individual solely in his or her capacity as our director. As a result, certain of our directors who are also employees or affiliates of Snow Phipps or TOBI may compete with us for business and other opportunities, which may not be in the interest of all of our stockholders.

Some provisions of Delaware law and our organizational documents may deter third parties from acquiring us and may diminish the value of our common stock.

Certain provisions of the certificate of incorporation and bylaws that we will adopt upon the Conversion may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider to be in its best interest, including attempts that might result in a premium over the market price of our common stock.

These provisions provide for, among other things:

•

the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change of control;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

•	the right of Snow Phipps to nominate up to two of the members of our board of directors;

•	the right of TOBI to nominate one of the members of our board of directors;

•	certain limitations on convening special stockholder meetings; and

•	certain limitations regarding business combinations with any “interested stockholder.”

These provisions could make it more difficult for a third party to acquire us, even if the third-party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for our stockholders to nominate directors for election to our board of directors and take other corporate actions. See “Description of Capital Stock.”

Failure to comply with requirements to design, implement and maintain effective internal controls, as well as a failure to remediate any identified weaknesses in our internal controls, could have a material adverse effect on our reputation, business and stock price.

As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404. As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us

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to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert management’s attention from other matters that are important to our business. We will be required to include an attestation report on the effectiveness of our internal controls over financial reporting issued by our independent registered public accounting firm in our second annual report following the completion of this offering.

In reviewing the accounting for a certain transaction we completed in January 2018, as part of our 2018 election to be treated as a corporation for U.S. federal and state income tax purposes, as described below under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Components of Results of Operations—Provision for Income Taxes,” our management identified a deficiency in the effectiveness of a control intended to properly document and review relevant facts and apply the appropriate tax accounting under U.S. GAAP, which impacted the beginning of year deferred tax asset and income tax benefit accounts and related disclosures. Our personnel responsible for preparing the opening deferred tax assets and liabilities and year-end deferred tax assets and liabilities did not have sufficient expertise to properly calculate the deferred tax positions. We did not perform a risk assessment to identify their lack of expertise in order to implement a sufficient control structure to prevent or detect the material misstatements in their income taxes accounts. The beginning of year deferred tax assets and liabilities, and the income tax benefits accounts and related disclosures were corrected as of the end of 2018. Management has concluded that the deficiency constitutes a material weakness in our internal control over financial reporting and, as a result, our internal control over financial reporting was not effective as of December 31, 2018.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We have implemented a plan to remediate this material weakness by contracting with a nationally recognized accounting firm to have experienced tax personnel supplement and train our current accounting team. Although we believe this plan will be adequate to address the material weakness, there can be no assurance that the material weakness will be remediated on a timely basis or at all, or that additional material weaknesses will not be identified in the future. If we are unable to remediate the material weakness, our ability to record, process and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, to may adversely affect our reputation and business and the market price of our common stock.

Our certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the sole and exclusive forums for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

on behalf of our company, (2) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to the Company or our stockholders, creditors or other constituents, (3) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our certificate of incorporation or our bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine. Our certificate of incorporation will further provide that, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the United States federal securities laws.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our certificate of incorporation. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue          shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

Risks Related to Sources of Financing

We may not be able to successfully complete additional securitization transactions on attractive terms or at all, which could limit potential future sources of financing and could inhibit the growth of our business.

We have financed a large portion of our loan portfolio as securitizations, and we plan to securitize newly originated loans to repay our warehouse repurchase facilities, provide for long-term financing and generate cash for funding new loans. We plan to continue to structure these securitizations so that they are treated as financing transactions, and not as sales, for U.S. GAAP purposes. This involves creating a special-purpose vehicle, contributing a pool of our assets to the entity and selling non-recourse debt securities to purchasers. We retain a portion of the “first loss” subordinated securities issued by our trusts and, as a result, we are the first tranche exposed to principal losses in the event the trust experiences a loss. We use short-term credit facilities to finance the origination or acquisition of investor real estate loans until a sufficient quantity of eligible assets has been accumulated, at which time we would refinance these short-term facilities through a securitization of the eligible assets, such as issuances of commercial mortgage-backed securities or collateralized loan obligations or the private placement of loan participations or other long-term financing. When we employ this strategy, we are subject to the risk that we would not be able to obtain, during the period that our short-term facilities are available, a sufficient amount of eligible assets to

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

maximize the efficiency of a securitization. We are also subject to the risk that we are not able to obtain short-term credit facilities or are not able to renew any short-term credit facilities after they expire should we find it necessary to extend such short-term credit facilities to allow more time to obtain the necessary eligible assets for a long-term financing.

From time to time one or more credit rating agencies may rate our new or existing securitizations. A lower than expected rating by one or more of these agencies or a reduction or withdrawal of a credit rating may adversely impact our ability to complete new securitizations on attractive terms or at all.

The inability to consummate securitizations of our portfolio or secure other financing arrangements on satisfactory terms to finance our loans on a long-term basis could require us to seek other forms of potentially less attractive financing or to liquidate assets at an inopportune time or price, which could have a material and adverse effect on our business, results of operations and financial condition.

If one or more of our warehouse repurchase facilities, on which we are dependent, are terminated, we may be unable to find replacement financing on favorable terms on a timely basis, or at all, which would have a material adverse effect on our business, results of operations and financial condition.

We require a significant amount of short-term funding capacity for loans we originate. Consistent with industry practice, two of our existing warehouse repurchase facilities are short-term, requiring annual renewal. If any of our committed facilities are terminated or are not renewed or our uncommitted facilities are not honored, we may be unable to find replacement financing on favorable terms on a timely basis, or at all, and we might not be able to originate loans, which would have a material adverse effect on us. Additionally, as our business continues to expand, we may need additional warehouse funding capacity for loans we originate. There can be no assurance that, in the future, we will be able to obtain additional warehouse funding capacity on favorable terms, on a timely basis, or at all.

We may be required to maintain certain levels of collateral or provide additional collateral under our warehouse repurchase facilities, which may restrict us from leveraging our assets as fully as desired or forcing us to sell assets under adverse market conditions, resulting in potentially lower returns.

We currently finance our originations and investments in investor real estate using three warehouse repurchase facilities, which are our short-term revolving full recourse master repurchase agreements secured by certain of our underlying mortgage loans. Under our revolving warehouse repurchase facilities, the amount of available financing on our investor real estate loan portfolio is reduced based on the delinquency performance of the individual loans pledged under these facilities, and if the delinquency in our loan portfolio increases beyond certain levels, we may be required to pledge additional collateral, pay down a portion of the outstanding balance of these warehouse repurchase facilities, or liquidate assets at a disadvantageous time to avoid violating certain financial covenants contained therein and triggering a foreclosure on our collateral, any of which could cause us to incur further losses and have a material and adverse effect on our business, results of operations and financial condition.

In the event we do not have sufficient liquidity to pay down the financing when loan performance deteriorates, lending institutions can accelerate our indebtedness, increase our borrowing rates, liquidate our collateral and terminate our ability to borrow.

Further, our revolving warehouse repurchase facility agreements contain various financial and other restrictive covenants, including covenants that require us to maintain a certain amount of cash that is not invested or to set aside non-levered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these collateral obligations, as described above, our financial condition could deteriorate rapidly. In addition, if

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

we fail to satisfy any of the financial or other restrictive covenants, or otherwise default under our revolving warehouse repurchase facilities, the lenders have the right to accelerate repayment and terminate the facilities. Accelerating repayment and terminating the facilities would require immediate repayment by us of the borrowed funds, which may require us to liquidate assets at a disadvantageous time, causing us to incur further losses and have a material and adverse effect on our business, our results of operations and financial condition.

If a counterparty to our repurchase transactions defaults on its obligation to resell the underlying asset back to us at the end of the transaction term, or if the value of the underlying asset has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we will lose money on our repurchase transactions.

When we engage in repurchase transactions, we generally sell assets to lenders and receive cash from these lenders. The lenders are obligated to resell the same assets back to us at the end of the term of the transaction. Because the cash we receive from the lender when we initially sell the assets to the lender is less than the value of those assets (this difference is the haircut), if the lender defaults on its obligation to resell the same assets back to us we may incur a loss on the transaction equal to the amount of the haircut (assuming there was no change in the value of the assets). We would also lose money on a repurchase transaction if the value of the underlying assets has declined as of the end of the transaction term, as we would have to repurchase the assets for their initial value but would receive assets worth less than that amount. Further, if we default on one of our obligations under a repurchase transaction, the lender can terminate all of the outstanding repurchase transactions with us and can cease entering into any other repurchase transactions with us. Our repurchase agreements contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default. Any losses we incur on our repurchase transactions could have a material and adverse effect on our business, our results of operations and financial condition.

Interest rate fluctuations could negatively impact our net interest income, cash flows and the market value of our investments.

Our primary interest rate exposures will relate to the yield on our investments and the financing cost of our debt, as well as interest rate swaps we may utilize for hedging purposes. Changes in interest rates will affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. Changes in the level of interest rates also may affect our ability to invest in assets, the value of our investments and our ability to realize gains from the disposition of assets. Changes in interest rates may also affect borrower default rates if a significant percentage of borrowers have mortgages that reset to a substantially higher interest rate and are unable to make their new monthly payments as obligated under the terms of the mortgage loan.

While the interest rates used to calculate interest expense on our financing lines are subject to floors to the extent that our financing costs will be determined by reference to floating rates (such as LIBOR or a Treasury index) plus a margin, the amount of such margin will depend on a variety of factors, including, without limitation, (1) for collateralized debt, the value and liquidity of the collateral, and for non-collateralized debt, our credit, (2) the level and movement of interest rates and (3) general market conditions and liquidity. In a period of rising interest rates, our interest expense on floating rate debt would increase, and it is possible that any additional interest income we earn on our floating rate investments may not compensate for such increase in interest expense. Furthermore, during a period of rising interest rates, the interest income we earn on our fixed rate investments would not change, the duration and weighted average life of our fixed rate investments would increase and the market value of our fixed rate investments would decrease. Similarly, in a period of declining interest rates, the interest income generated on floating

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

rate investments would decrease, while any decrease in the interest we are charged on our floating rate debt may not compensate for such decrease in interest income and interest we are charged on our fixed rate debt would not change. Any such scenario could materially and adversely affect or business, results of operations and financial condition.

Interest rate mismatches between our loans and our borrowings used to fund our portfolio may reduce our income during periods of changing interest rates.

We fund some of our loan portfolio with borrowings that have interest rates based on indices and repricing terms similar to, but of shorter maturities than, the interest rate indices and repricing terms of our loans. Accordingly, if short-term interest rates increase, this may adversely affect our profitability.

The majority of our loan portfolio is comprised of adjustable rate mortgages, or ARMs. The interest rate indices and re-pricing terms of the loans and their funding sources will not be identical, thereby creating an interest rate mismatch between our assets and liabilities. There have been periods when the spread between these indices was volatile. During periods of changing interest rates, these mismatches could reduce our net income and the market price of our common stock.

Interest rate caps on our ARMs may reduce our income or cause us to suffer a loss during periods of rising interest rates.

Our ARMs are subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a loan. Our borrowings, including our warehouse repurchase facilities and securitizations, are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on our borrowings could increase without limitation while interest rate caps would limit the interest rates on our ARMs. This problem is magnified for our ARMs that are not fully indexed. As a result, we could receive less cash income on ARMs than we need to pay interest on our related borrowings. These factors could lower our net interest income or cause us to suffer a loss during periods of rising interest rates.

Our existing and future financing arrangements and any debt securities we may issue could restrict our operations and expose us to additional risk.

Our existing and future financing arrangements (including term loan facilities, revolving credit facilities, warehouse repurchase facilities and securitizations) and any debt securities we may issue in the future are or will be governed by a credit agreement, indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. We will bear the cost of issuing and servicing such credit facilities, arrangements or securities.

Under our warehouse repurchase facilities, the lenders have specific rights, including but not limited to, the right to review assets for which we are seeking financing, the right to hold a perfected security interest in certain of our assets, the right to accelerate payments due under the warehouse repurchase facilities, the right to restrict dividend payments made to us by certain of our wholly owned subsidiaries and the right to approve the sale of assets. We are a holding company that conducts all of our operations through wholly owned subsidiaries. Although our warehouse repurchase facilities do not limit our rights to pay dividends directly to stockholders, restrictions on our subsidiaries paying dividends to us limits our ability to receive cash from such wholly owned subsidiaries. These restrictive covenants and operating restrictions could have a material adverse effect on our business and operating results, restrict our ability to finance or securitize new originations and acquisitions, force us to liquidate collateral.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We may use derivative instruments, which could subject us to increased risk of loss.

We may use derivative instruments to help manage interest rate exposure. The prices of derivative instruments, including futures and options, are highly volatile. Payments made pursuant to swap agreements may also be highly volatile. In addition, our derivative instruments are subject to the risk of the failure of the exchanges on which our positions trade or of our clearinghouses or counterparties. Our option transactions may be part of a hedging strategy (i.e., offsetting the risk involved in another securities position) or a form of leverage, in which we will have the right to benefit from price movements in a large number of securities with a small commitment of capital. These activities involve risks that can be substantial, depending on the circumstances.

Risks Relating to Regulatory Matters

The increasing number of proposed United States federal, state and local laws may affect certain mortgage-related assets in which we intend to invest and could materially increase our cost of doing business.

Various legislation, including related to federal bankruptcy law and foreclosure actions under state law, has been proposed that, among other provisions, could allow judges to modify the terms of residential mortgages in bankruptcy proceedings, could hinder the ability of the servicer to foreclose promptly on defaulted mortgage loans or permit limited assignee liability for certain violations in the mortgage loan origination process, any or all of which could adversely affect our business or result in us being held responsible for violations in the mortgage loan origination process even where we were not the originator of the loan. We do not know what impact this type of legislation, which has been primarily, if not entirely, focused on residential mortgage originations, would have on the investor real estate loan market. We are unable to predict whether United States federal, state or local authorities, or other pertinent bodies, will enact legislation, laws, rules, regulations, handbooks, guidelines or similar provisions that will affect our business or require changes in our practices in the future, and any such changes could materially and adversely affect our cost of doing business and profitability. We may be subject to liability for potential violations of various lending laws, which could adversely impact our business, results of operations and financial condition.

Mortgage loan originators and servicers operate in a highly regulated industry and are required to comply with various federal, state and local laws and regulations. If any of our loans are found to have been originated, serviced or owned by us or a third-party in violation of applicable law, we could be subject to lawsuits or governmental actions, or we could be fined or incur losses. In respect of our mortgage loan originations and acquisitions, if any third-party mortgage brokers, originators or servicers fail to comply with applicable law, it could subject us, as lender, assignee or purchaser of the related mortgage loans, to monetary penalties or other losses. Any such outcome could have a material and adverse effect on our business, results of operations and financial condition.

The securitization process is subject to an evolving regulatory environment that may affect certain aspects of our current business.

As a result of the dislocation of the credit markets during the previous recession, and in anticipation of more extensive regulation, including regulations promulgated pursuant to the Dodd-Frank Act, the securitization industry has crafted and continues to craft changes to securitization practices, including changes to representations and warranties in securitization transaction documents, new underwriting guidelines and disclosure guidelines. Various U.S. federal agencies, including the SEC, as well as the European Union have promulgated regulations with respect to issues that affect securitizations.

On October 21, 2014, the final rules implementing the credit risk retention requirements of Section 941 of the Dodd–Frank Act, or the U.S. Risk Retention Rules, were issued and have since become

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

effective with respect to all asset classes. The risk retention rules generally require the sponsor of a securitization to retain not less than 5% of the credit risk of the assets collateralizing the issuer’s mortgage- backed securities. When applicable, the risk retention rules generally require the “securitizer” of a “securitization transaction” to retain at least 5% of the “credit risk” of “securitized assets,” as such terms are defined for purposes of that statute, and generally prohibit a securitizer from directly or indirectly eliminating or reducing its credit exposure by hedging or otherwise transferring the credit risk that the securitizer is required to retain. Our securitizations are subject to the U.S. Risk Retention Rules and, as a result, we have retained at least 5% of the credit risk for all of our securitizations since the U.S. Risk Retention Rules went into effect. The European Union has also adopted certain risk retention and due diligence requirements in respect of various types of European Union-regulated investors that, among other things, restrict investors from taking positions in securitizations. To the extent our securitizations are marketed in Europe, we would become subject to these additional regulations, which may increase our risk retention requirements and increase the complexity and costs of new securitizations.

The current regulatory environment may be impacted by future legislative developments, such as amendments to key provisions of the Dodd-Frank Act, including provisions setting forth capital and risk retention requirements. On February 3, 2017, President Trump signed an executive order calling for the administration to review U.S. financial laws and regulations in order to determine their consistency with a set of core principles identified in the order. The full scope of President Trump’s short-term legislative agenda is not yet fully known, but it may include certain deregulatory measures for the U.S. financial services industry, including changes to the Financial Stability Oversight Board, the Volcker Rule and credit risk retention requirements, among other areas. These legislative developments or those in the European Union, and other proposed regulations affecting securitization, could alter the structure of securitizations in the future, pose additional risks to our participation in future securitizations or reduce or eliminate the economic incentives for participating in future securitizations, increase the costs associated with our origination, securitization or acquisition activities, or otherwise increase the risks or costs of our doing business.

We are subject to state licensing and operational requirements in certain states that may result in substantial compliance costs.

Although we do not engage in the highly regulated residential mortgage lending practice, we may be subject to licensing and operational requirements in certain states in which we do business. There can be no assurance that will be able to obtain any or all of the approvals and licenses that we desire or that we will avoid experiencing significant delays in seeking such approvals and licenses. In addition, in those states in which we are licensed, we are subject to periodic examinations by state regulators, which can result in refunds to borrowers of certain fees earned by us, and we may be required to pay substantial penalties imposed by state regulators due to compliance errors. Future regulatory changes may increase our costs and obligations by expanding the types of lending to which such laws apply or through stricter licensing laws, disclosure laws or increased fees, or may impose conditions to licensing that we are unable to meet. Future state legislation and changes in existing regulation may significantly increase our compliance costs or reduce the amount of ancillary fees, including late fees, that we may charge to borrowers. This could make our business cost-prohibitive in the affected state or states and could materially and adversely affect our business, results of operations and financial condition.

Any failure to obtain or maintain required licenses will restrict our options and ability to engage in desired activities, and could subject us to fines, suspensions, terminations and various other adverse actions if it is determined that we have engaged without the requisite approvals or licenses in activities that required an approval or license, which could have a material and adverse effect on our business, results of operation and financial condition.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Maintenance of our Investment Company Act exclusion imposes limits on our operations, which may adversely affect our operations.

We currently conduct, and intend to continue to conduct, our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

We believe we are not an investment company under Section 3(a)(1) of the 1940 Act because we will not engage primarily, or hold ourselves out as being engaged primarily, in the business of investing, reinvesting or trading in securities, nor will we own investment securities with a combined value in excess of 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Rather, we, through our wholly owned subsidiaries, are primarily engaged in the business of originating and managing investor real estate loans.

We hold our assets primarily through direct or indirect wholly owned subsidiaries, certain of which are excluded from the definition of investment company pursuant to Section 3(c)(5)(C) and/or Section 3(c)(6) of the 1940 Act. To qualify for the exclusion pursuant to Section 3(c)(5)(C), based on positions set forth by the staff of the SEC, each such subsidiary generally is required to hold at least (i) 55% of its assets in “qualifying” real estate assets and (ii) at least 80% of its assets in “qualifying” real estate assets and “real estate-related” assets. “Qualifying” real estate assets for this purpose include mortgage loans that satisfy conditions set forth in SEC staff no-action letters and other guidance, and other assets that the SEC staff has determined are the functional equivalent of whole mortgage loans for the purposes of the 1940 Act. Section 3(c)(6) of the 1940 Act excludes, among other categories of issuers, issuers that are primarily engaged in a Section 3(c)(5)(C) business activity directly or through majority-owned subsidiaries. The SEC staff has stated in a no-action letter that an issuer that acquires whole mortgage loans that are eventually transferred into a securitization trust which it sponsors for the purpose of obtaining financing to acquire additional whole mortgage loans, may treat as qualifying real estate assets for purposes of Section 3(c)(5)(C) any securities issued by that trust that it retains because such securities are acquired as a direct result of the issuer being engaged in the business of purchasing or otherwise acquiring whole mortgage loans. As the factual basis of this no-action position aligns with our business model, we accordingly the treat mortgage backed securities issued by our securitization trusts that we have retained as qualifying real estate assets.

As a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we and/or our subsidiaries may be restricted from holding certain securities or may structure securitizations in a manner that would be less advantageous to us than would be the case in the absence of such requirements. For example, the restrictions of Section 3(c)(5)(C) may limit our and our subsidiaries’ ability to retain certain mortgage-backed securities issued by our securitization trusts. Thus, avoiding registration under the 1940 Act may hinder our ability to finance our operations using securitizations and execute our growth strategy.

There can be no assurance that we and our subsidiaries will be able to successfully maintain the exceptions to the 1940 Act we currently rely on. If it were established that we or any of our subsidiaries were operating as an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action or actions brought by the SEC, that we would be unable to enforce contracts with third parties, that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company, and that we would be subject to limitations on corporate leverage that would have an adverse impact on our investment returns.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

If we fail to comply with laws, regulations and market standards regarding the privacy, use, and security of customer information, or if we are the target of a successful cyber-attack, we may be subject to legal and regulatory actions and our reputation would be harmed.

We receive, maintain, and store non-public personal information of our loan applicants. The technology and other controls and processes designed to secure our customer information and to prevent, detect, and remedy any unauthorized access to that information were designed to obtain reasonable, not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. We are not aware of any data breaches, successful hacker attacks, unauthorized access and misuse, or significant computer viruses affecting our networks that may have occurred in the past; however, our controls may not have detected, and may in the future fail to prevent or detect, unauthorized access to our borrower information. In addition, we are exposed to the risks of denial-of-service, or DOS, attacks and damage to or destruction of our network or other information systems. A successful DOS attack or damage to our systems could result in a delay in the processing of our business, or even lost business. Additionally, we could incur significant costs associated with the recovery from a DOS attack or damage to our systems.

If borrower information is inappropriately accessed and used by a third-party or an employee for illegal purposes, such as identity theft, we may be responsible to the affected applicant or borrower for any losses he or she may have incurred as a result of misappropriation. In such an instance, we may also be liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our customers’ information. Additionally, if we are the target of a successful cyber-attack, we may experience reputational harm that could impact our standing with our borrowers and adversely impact our financial results.

We may be subject to liability for potential violations of predatory lending laws, which could adversely impact our business, results of operations and financial condition.

Although we have certain controls and procedures in place in order to confirm that all loans we make or acquire are undertaken for business purposes, from time to time we may inadvertently originate or acquire a loan subject to the various U.S. federal, state and local laws that have been enacted to discourage predatory lending practices. The Federal Home Ownership and Equity Protection Act of 1994, or the HOEPA, prohibits inclusion of certain provisions in residential mortgage loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in the HOEPA.

There can be no assurance that we will not inadvertently originate or acquire a consumer loan. If we were to originate or acquire such a loan, we would be required to comply with these laws and any breach of such laws could subject us to monetary penalties or give the borrowers a rescission right. Lawsuits have been brought in various states making claims against assignees or purchasers of high cost loans for violations of state law. If any of our loans are found to have been originated in violation of predatory or abusive lending laws, we could incur losses, which could materially and adversely impact our business, results of operations and financial condition.

Risks Related to this Offering

There is currently no public market for our common stock and an active trading market for our common stock may never develop following this offering, which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares.

Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock may never develop or be sustained, which may affect your ability to sell your

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

common stock and could depress the market price of your common stock. We intend to apply to list our common stock on the NYSE. Listing on the NYSE would not ensure that an actual market will develop for our common stock. As a result, no assurances can be given that you will be able to readily sell your common stock at a price equal to or above the price you paid.

You will incur immediate dilution in the net tangible book value of the shares you purchase in this offering.

The initial public offering price of our common stock will be higher than the net tangible book value per share of outstanding common stock prior to completion of this offering after giving effect to the Conversion. Based on our net tangible book value as of June 30, 2019 after giving effect to the Conversion and upon the issuance and sale of                  shares of common stock by us at an assumed initial public offering price of $        per share, which is the mid-point of the price range set forth on the front cover of this prospectus, if you purchase our common stock in this offering, you will suffer immediate dilution of approximately $        per share in net tangible book value. Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the pro forma net tangible book value per share of our common stock upon completion of this offering. A total of                  shares of common stock have been reserved for future issuance under our 2019 Omnibus Incentive Plan. You may experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock that may be granted from time to time to our directors, officers and employees under our current and future stock incentive plans, including our 2019 Omnibus Incentive Plan. See “Dilution.”

The trading and price of our common stock may be volatile and could decline substantially following this offering.

The initial public offering price will be determined through negotiations between us and the representative of the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering. Further, the stock markets, including the NYSE, have experienced significant price and volume fluctuations. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus, and others such as:

•	our operating performance and the performance of other similar companies;

•	actual or anticipated changes in our business strategy prospects;

•	actual or anticipated valuations in our quarterly operating results or dividends;

•	our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;

•	publication of research reports about the real estate industry;

•	speculation in the press or investment community;

•	equity issuances by us, or stock resales by our stockholders, or the perception that such issuances or resales could occur;

•	the passage of legislation or other regulatory developments that adversely affect us or the assets in which we seek to invest;

•	the use of significant leverage to finance our assets;

•	loss of a major funding source;

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	changes in market valuations of similar companies;

•	actions by our stockholders;

•	general market and economic conditions and trends including inflationary concerns, and the current state of the credit and capital markets;

•	actual or anticipated accounting problems;

•	price and volume fluctuations in the overall stock market from time to time;

•	additions or departures of our executive officers or key personnel;

•	changes in the value of our portfolio;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts; and

•	the realization of any other risk factor in this prospectus.

If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly.

We will incur increased costs as a result of being a public company.

As a privately held company, we have not been subject to the corporate governance and financial reporting practices and policies required of a publicly traded company. Following the completion of this offering, as a public company with listed equity securities, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes Oxley Act, related regulations of the SEC and the requirements of the NYSE. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•

design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes Oxley Act and the related rules and regulations of the SEC and the PCAOB;

•	comply with rules promulgated by the NYSE;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to disclosure controls and procedures and insider trading;

•	involve and retain to a greater degree outside counsel and accountants in the above activities;

•	increased costs associated with employee equity compensation; and

•	establish an investor relations function.

Future offerings of debt securities, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings or distributions of equity securities, including commercial paper, medium-term notes,

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

senior or subordinated notes and classes of preferred stock or common stock. Upon liquidation, holders of our debt securities and shares of preferred stock, if issued, and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our common stock, or both. Our preferred stock, if issued, would likely have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of any future offerings reducing the market price of our common stock and diluting their stock holdings in us.

Future sales of shares of our common stock, including by our existing stockholders, could depress the market price of our shares.

We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the value of our common stock. Sales of these shares by our existing stockholders, or the perception that such sales could occur, may cause the trading price of our common stock to decrease or be lower than it might be in the absence of those sales or perceptions.

Upon completion of this offering and after giving effect to the Conversion, Snow Phipps and TOBI and certain members of our management and our other existing stockholders collectively will own approximately     % of our outstanding shares of common stock (or approximately                  % of our outstanding shares of common stock if the underwriters fully exercise their over-allotment option), assuming we offer the number of shares as set forth on the front cover of this prospectus at an initial public offering price of $        per share, which is the mid-point of the price range set forth on the front cover of this prospectus. These shares and the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless such shares are held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, in connection with this offering we intend to enter into a registration rights agreement with Snow Phipps, TOBI, certain other stockholders, and certain members of our management and directors which, among other things, will give Snow Phipps and TOBI and their respective affiliates the right to cause us to file registration statements under the Securities Act covering their shares of our common stock, or to include the shares of common stock held by such stockholders in registration statements that we may file. If we were to include common stock held by such stockholders in a registration statement initiated by us, those additional shares could impair our ability to raise needed capital by depressing the price at which we could sell common stock.

You should not rely on lock-up agreements in connection with this offering to limit the amount of common stock sold into the market.

Snow Phipps, TOBI, certain other stockholders, and certain members of our management and directors have generally agreed, for a period of 180 days after the date of this prospectus, that they will (1) not issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or preferred stock or other capital stock, or any securities convertible into or exchangeable or exercisable for shares of our common stock or other capital stock, (2) in the case of us, file or cause the filing of any registration statement under the Securities Act with the SEC with respect to any common stock or other capital stock or any securities convertible into or exercisable or exchangeable for any common stock or other capital stock (other than any registration statement filed pursuant to Rule 462(b) under the Securities Act to register securities to be sold to the underwriters pursuant to the underwriting agreement), nor publicly disclose the intention to make

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

any filings relating to any registration statement, or (3) enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any shares of our common stock or preferred stock or other capital stock, or any securities convertible into or exchangeable or exercisable for shares of our common stock or other capital stock without the prior consent of Wells Fargo Securities, LLC. However, Wells Fargo Securities, LLC may, at any time, release all or a portion of the securities subject to these lock-up agreements. See “Underwriting.” If the restrictions under the lock-up agreements with the persons or entities subject to the lock-up agreements are waived or terminated, or upon expiration of the lock-up periods, approximately                  shares (assuming we offer the number of shares as set forth on the front cover of this prospectus, an initial public offering price of $        per share, which is the mid-point of the price range set forth on the front cover of this prospectus, and no exercise of the underwriters’ over-allotment option) will be available for sale into the market, subject only to applicable securities rules and regulations. These sales or a perception that these sales may occur could reduce the market price for our common stock.

We have not historically paid dividends on our common stock and, as a result, your only opportunity to achieve a return on your investment may be if the price of our common stock appreciates.

We have not declared or paid cash dividends to date on our common stock and do not intend to pay dividends for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our warehouse repurchase facilities and other credit facilities and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in our company may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our core market, our stock price and trading volume could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements (other than statements of historical facts) in this prospectus regarding the prospects of the industry and our prospects, plans, financial position and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “plan,” “believe,” “predict,” “potential” or “continue” or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot provide any assurance that these expectations will prove to be correct. Such statements reflect the current views of our management with respect to our operations, results of operations and future financial performance. The following factors are among those that may cause actual results to differ materially from the forward-looking statements:

•	conditions in the real estate markets, the financial markets and the economy generally;

•	failure of a third-party servicer or the failure of our own internal servicing system to effectively service our portfolio of mortgage loans;

•	the high degree of risk involved in loans to small businesses, self-employed borrowers, properties in transition, certain portions of our investment real estate portfolio;

•	possibility of receiving inaccurate and/or incomplete information from potential borrowers, guarantors and loan sellers;

•	deficiencies in appraisal quality in the mortgage loan origination process;

•	competition in the market for loan origination and acquisition opportunities;

•	risks associated with our underwriting guidelines and our ability to change our underwriting guidelines;

•	loss of our key personnel or our inability to hire and retain qualified account executives;

•	any inability to manage future growth effectively or failure to develop, enhance and implement strategies to adapt to changing conditions in the real estate and capital markets;

•	operational risks, including the risk of cyberattacks, or disruption in the availability and/or functionality of our technology infrastructure and systems;

•	any inability of our borrowers to generate net income from operating the property that secures our loans;

•	costs or delays involved in the completion of a foreclosure or liquidation of the underlying property;

•	lender liability claims, requirements that we repurchase mortgage loans or indemnify investors, or allegations of violations of predatory lending laws;

•	economic downturns or natural disasters in geographies where our assets are concentrated;

•	environmental liabilities with respect to properties to which we take title;

•	inadequate insurance on collateral underlying mortgage loans and real estate securities;

•	use of incorrect, misleading or incomplete information in our analytical models and data;

•	failure to realize a price upon disposal of portfolio assets that are recorded at fair value;

•	any inability to successfully complete additional securitization transactions on attractive terms or at all;

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	the termination of one or more of our warehouse repurchase facilities;

•	interest rate fluctuations or mismatches between our loans and our borrowings;

•	legal or regulatory developments related to mortgage-related assets, securitizations or state licensing and operational requirements;

•	our ability to maintain our Investment Company Act exclusion;

•	fiscal policies or inaction at the U.S. federal government level, which may lead to federal government shutdowns or negative impacts on the U.S. economy;

•	cyber-attacks and our ability to comply with laws, regulations and market standards regarding the privacy, use, and security of customer information;

•	our ability to remediate the material weakness in our internal controls over financial reporting and to comply with requirements to maintain effective internal controls over financial reporting;

•	the influence of Snow Phipps and TOBI over us;

•	adverse legislative or regulatory changes; and

•	the other factors discussed in “Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Other sections of this prospectus may include additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the events described under the caption “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

When considering forward-looking statements, you should keep in mind the risks and other cautionary statements set forth in this prospectus, including those contained in “Risk Factors.” The risks and other cautionary statements noted throughout this prospectus could cause our actual results to differ significantly from those contained in or implied by any forward-looking statement.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of our common stock in this offering will be approximately $         million (or approximately $         million if the underwriters fully exercise their over-allotment option to purchase up to an additional                  shares of our common stock), in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) the net proceeds we will receive from this offering by $         million, assuming the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $        million of the net proceeds from this offering to repay a portion of our outstanding corporate debt and the remainder for general corporate purposes, including originating or acquiring investor real estate loans. In August 2019, we redeemed and paid in full our outstanding senior secured notes, which would have matured in December 2019 and bore interest at either 10% per annum (to the extent paid in cash) or 11% per annum (to the extent paid-in-kind), with a portion of the proceeds from new term loans, the 2019 Term Loans, under a new five-year $153.0 million corporate debt agreement with a new lender. The 2019 Term Loans bear interest at a rate equal to one-month LIBOR plus 7.50% and mature in August 2024.

DIVIDEND POLICY

We have not declared or paid cash dividends to date on our common stock and we do not intend to pay dividends for the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and capitalization as of June 30, 2019:

•	on an actual basis;

•

on a pro forma basis to give effect to the August 2019 Refinancing, the Conversion and the adopting and filing of our certificate of incorporation with the Delaware Secretary of State prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of                  shares of our common stock in this offering at an assumed initial public offering price of $        per share, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds from this offering thereof as described in “Use of Proceeds.”

The pro forma as adjusted amounts as of June 30, 2019 assume that the underwriters do not exercise their over- allotment option to purchase up to an additional                  shares of our common stock. You should read this table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	June 30, 2019
	Actual	Pro Forma(1)	Pro Forma As Adjusted
	(unaudited, in thousands)
Cash and cash equivalents	$14,105	$	$

Secured financing, net	$127,062	$	$
Securitizations, net	1,261,455
Warehouse repurchase facilities, net	279,960
Class C preferred units	27,400
Members’ equity	147,013
Stockholders’ equity:
Preferred stock, par value $0.01 per share, shares authorized; 0 shares outstanding, actual; 0 shares outstanding, pro forma and pro forma as adjusted	—
Common stock, par value $0.01 per share, shares authorized; 0 shares outstanding, actual; shares outstanding, pro forma; shares outstanding, pro forma as adjusted	—
Additional paid-in capital	—

Total stockholders’ equity	147,013

Total capitalization	$1,842,890	$	$

(1)

In August 2019, we entered into a new five-year $153.0 million corporate debt agreement and used the proceeds of the 2019 Term Loans under this agreement, together with cash on hand, to redeem our outstanding senior secured notes and repurchase our outstanding Class C preferred units, which is reflected in the pro forma column as though it occurred on June 30, 2019.

A $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the mid-point of the price range set forth on the front cover of this prospectus, would increase or decrease, as applicable, on a pro forma as adjusted basis, cash and cash equivalents, additional paid-in capital, total

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

stockholders’ equity and total capitalization by $         million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds thereof as described in “Use of Proceeds.” An increase or decrease of 100,000 shares in the number of shares sold in this offering by us would increase or decrease, as applicable, on a pro forma as adjusted basis, cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $         million, assuming an initial public offering price of $        per share, which is the mid-point of the price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the application of the net proceeds thereof as described in “Use of Proceeds.”

The number of shares of our common stock to be outstanding after this offering is based on                  shares of our common stock outstanding as of June 30, 2019 after giving effect to the Conversion assuming we offer the number of shares as set forth on the front cover of this prospectus and no exercise of the underwriters’ over-allotment option. Such number of outstanding shares excludes                  shares of our common stock that may be issued in the future under our 2019 Omnibus Incentive Plan. A $1.00 increase or decrease in an assumed initial public offering price would, as applicable, increase by                                          or decrease by                                     the number of shares outstanding upon completion of this offering, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the net tangible book value per share attributable to our existing equity holders.

Our historical pro forma net tangible book value as of June 30, 2019 was approximately $174.4 million, or $        per share of our common stock after giving effect to the Conversion, including the restricted shares of common stock issued upon the conversion of all outstanding vested and unvested Class B units. Our historical net tangible book value represents the amount of total tangible assets (total assets less capitalized software) less total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the                  shares of our common stock outstanding as of June 30, 2019 after giving effect to the Conversion (assuming an initial public offering price of $        , which is the mid-point of the price range set forth on the front cover of this prospectus).

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their over-allotment option to purchase additional shares.

Assumed public offering price per share	$

Historical pro forma net tangible book value per share as of June 30, 2019 after giving effect to the Conversion, including the restricted shares of common stock issued upon the conversion of all outstanding vested and unvested Class B units, but before giving effect to this offering

$

Increase in net tangible book value per share attributable to this offering	$

Pro forma as adjusted net tangible book value per share on June 30, 2019, after giving effect to this offering	$

Dilution in as adjusted net tangible book value per share to new investor	$

A $1.00 increase or decrease in the assumed initial public offering of $        per share would increase or decrease the net proceeds we will receive from this offering by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table summarizes, on a pro forma basis as of June 30, 2019, after giving effect to the Conversion and the adoption and filing of our certificate of incorporation upon the completion of this offering, the differences between the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of $        per share, which is the mid-point of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering:

	Shares Purchased(1)			Total Consideration			Average Price Per Share
	Number	%		Amount	%
	(in thousands)			(in thousands)
Shares purchased by existing stockholders			%	$		%	$
New investors

Total		100%		$	100%

(1)	Assumes no exercise of the underwriters’ over-allotment option to purchase an additional shares of our common stock from us.

If the underwriters fully exercise their over-allotment option to purchase up to an additional                  shares of our common stock from us, the number of shares of common stock held by existing holders will be reduced to             % of the aggregate number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors will be increased to                 , or     % of the aggregate number of shares of common stock outstanding after this offering.

Assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the mid-point of the price range set forth on the front cover of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by approximately $        million.

The number of shares purchased from us by existing stockholders is based on shares of our common stock outstanding as of June 30, 2019 after giving effect to the Conversion, assuming an initial public offering price of $        per share, which is the mid-point of the price range set forth on the front cover of this prospectus. Such number of outstanding shares excludes shares of our common stock that may be issued in the future under our 2019 Omnibus Incentive Plan. A $1.00 increase or decrease in the assumed initial public offering price would, as applicable, increase by                                  or decrease by                                  the number of shares purchased from us by existing stockholders.

Holders of our Class B units, including officers, directors, promoters and affiliated persons, will receive shares of our common stock pursuant to the Conversion on a                  for                  basis, assuming an initial public offering price of $        per share, which is the mid-point of the price range set forth on the front cover page of this prospectus.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table presents summary consolidated financial information as of June 30, 2019 and December 31, 2018, 2017, 2016, 2015 and 2014, and for the six months ended June 30, 2019 and 2018, and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014. The consolidated statements of income information for the years ended December 31, 2018, 2017 and 2016 and the consolidated statements of financial condition information presented below as of December 31, 2018 and 2017, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of income information for the years ended December 31, 2015 and 2014 and the consolidated statements of financial condition information as of December 31, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements not included in this prospectus. The consolidated statement of financial condition as of June 30, 2019 and the consolidated statements of income for the six months ended June 30, 2019 and 2018 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited consolidated financial statements have been prepared on substantially the same basis as our audited consolidated financial statements and reflect all adjustments which are, in the opinion of management, necessary to provide a fair presentation of our consolidated financial position as of June 30, 2019, and the results of our operations for the interim periods ended June 30, 2019 and 2018. All such adjustments are of a normal recurring nature. These interim results are not necessarily indicative of our results for the full fiscal year. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

The information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes. You should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, including the related notes, included elsewhere in this prospectus.

Consolidated Statements of Income Information	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(in thousands)
Interest income	$73,028	$58,956	$124,722	$97,830	$78,418	$55,544	$23,288
Interest expense — portfolio related	39,387	28,363	62,597	47,638	37,406	25,159	9,979

Net interest income — portfolio related	33,641	30,593	62,125	50,192	41,012	30,385	13,309
Interest expense — corporate debt	6,706	6,657	13,322	13,654	13,419	9,717	4,927

Net interest income	26,935	23,936	48,803	36,538	27,593	20,668	8,382
Provision for (reversal of) loan losses	560	(234)	201	421	1,455	378	279

Net interest income after provision for loan losses	26,375	24,170	48,602	36,117	26,138	20,290	8,103
Other operating income
Gain on disposition of loans	2,858	939	1,200	984	196	683	3,130
Unrealized (loss) gain on fair value loans	(33)	210	241	39	152	1,209	(663)
Other (expense) income	(797)	393	1,366	985	362	272	75

Total other operating income	2,028	1,542	2,807	2,008	710	2,164	2,542

Operating expenses
Compensation and employee benefits	7,806	7,526	15,105	11,904	10,085	6,617	4,307
Rent and occupancy	736	610	1,320	1,115	801	500	366
Loan servicing	3,500	2,445	6,009	4,907	3,657	3,139	1,793
Professional fees	1,190	1,033	3,040	1,661	2,637	2,284	334
Real estate owned, net	862	693	1,373	603	451	710	2,972
Corporate debt prepayment expense	—	—	—	—	—	—	5,676
Other operating expenses	2,729	2,415	5,313	3,946	2,420	2,050	1,500

Total operating expenses	16,823	14,722	32,160	24,136	20,051	15,300	16,948

Income (loss) before income taxes	11,580	10,990	19,249	13,989	6,797	7,154	(6,303)
Income tax expense	3,350	5,714	8,700	—	—	—	—

Net income (loss)	$8,230	$5,276	$10,549	$13,989	$6,797	$7,154	$(6,303)

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Consolidated Statements of Financial Condition Information	As of June 30, 2019	As of December 31,
		2018	2017	2016	2015	2014
	(in thousands)
Assets
Cash and cash equivalents	$14,105	$15,008	$15,422	$49,978	$4,726	$2,935
Restricted cash	1,542	1,669	305	1,766	7,561	2,701
Loans held for sale, net	82,308	78,446	5,651	—	—	—
Loans held for investment, net	1,683,733	1,567,408	1,299,041	1,039,401	868,592	417,058
Loans held for investment at fair value	2,974	3,463	4,632	7,278	10,143	13,091

Total loans, net	1,769,015	1,649,317	1,309,324	1,046,679	878,735	430,149
Accrued interest receivables	11,326	10,096	7,678	5,954	4,633	2,348
Receivables due from servicers	33,618	40,473	25,306	22,234	12,667	3,534
Other receivables	3,321	974	1,287	439	1,591	1,223
Real estate owned, net	14,221	7,167	5,322	1,454	751	4,434
Property and equipment, net	5,045	5,535	5,766	3,875	1,473	690
Net deferred tax asset	5,698	2,986	—	—	—	—
Other assets	15,663	4,760	1,435	750	512	516

Total assets	$1,873,554	$1,737,985	$1,371,845	$1,133,129	$912,649	$448,530

Liabilities and Members’ Equity
Accounts payable and accrued expenses	$30,664	$26,629	$22,029	$12,264	$8,562	$3,706
Secured financing, net	127,062	127,040	126,486	119,286	96,169	48,020
Securitizations, net	1,261,455	1,202,202	982,393	742,890	396,983	174,755
Warehouse repurchase facilities, net	279,960	215,931	85,303	110,308	324,502	142,770

Total liabilities	1,699,141	1,571,802	1,216,211	984,748	826,216	369,251
Commitments and contingencies
Class C preferred units(1)	27,400	26,465	24,691	23,036	—	—
Members’ equity	147,013	139,718	130,943	125,345	86,433	79,279

Total liabilities and members’ equity	$1,873,554	$1,737,985	$1,371,845	$1,133,129	$912,649	$448,530

(1)	The Class C preferred units were redeemed in full in connection with the August 2019 Refinancing.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under “Risk Factors.”

Our Company

We are a vertically integrated real estate finance company founded in 2004. We primarily originate and manage investor loans secured by 1-4 unit residential rental and small commercial properties, which we refer to collectively as investor real estate loans. We originate loans nationwide across our extensive network of independent mortgage brokers which we have built and refined over the 15 years since our inception. Our objective is to be the preferred and one of the most recognized brands in our core market, particularly within our network of mortgage brokers.

We operate in a large and highly fragmented market with substantial demand for financing and limited supply of institutional financing alternatives. We have developed the highly-specialized skill set required to effectively compete in this market, which we believe has afforded us a durable business model capable of generating compelling risk-adjusted returns for our stockholders throughout various business cycles. We offer competitive pricing to our borrowers by pursuing low-cost financing strategies and by driving front-end process efficiencies through customized technology designed to control the cost of originating a loan. Furthermore, by originating loans through our efficient and scalable network of approved mortgage brokers, we are able to maintain a wide geographical presence and nimble operating infrastructure capable of reacting quickly to changing market environments.

Our growth strategy is predicated on continuing to serve and build loyalty within our network of mortgage brokers, while also expanding our network with new mortgage brokers through targeted marketing, improved brand awareness, and the growth and development of our team of account executives. We believe our reputation and 15-year history within our core market position us well to capture future growth opportunities.

Our primary source of revenue is interest income earned on our loan portfolio. Our typical loan is secured by a first lien on the underlying property with a personal guarantee and, based on the loans in our portfolio as of June 30, 2019, has an average balance of approximately $318,000. As of June 30, 2019, our loan portfolio, including both loans held for investment and loans held for sale, totaled $1.7 billion of UPB on properties in 45 states and the District of Columbia. The total portfolio had a weighted average loan-to-value ratio, or LTV at origination, of 65.0%, and was concentrated in 1-4 unit residential rental loans, which we refer to as investor 1-4 loans, representing 48.9% of the UPB. During the six months ended June 30, 2019, the yield on our total portfolio was 8.80%.

We fund our portfolio primarily through a combination of committed and uncommitted secured warehouse repurchase facilities, securitizations, corporate debt and equity. The securitization market is our primary source of long-term financing. We have successfully executed eleven securitizations, resulting in a total of over $2.4 billion in gross debt proceeds from May 2011 through July 2019. We intend to repay a portion of our existing corporate debt with a portion of the net proceeds from this offering.

One of our core profitably measurements is our portfolio related net interest margin, which measures the difference between interest income earned on our loan portfolio and interest expense paid on our

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

portfolio-related debt, relative to the amount of loans outstanding over the period. Our portfolio-related debt consists of our warehouse repurchase facilities and securitizations and excludes our corporate debt. For the six months ended June 30, 2019, our portfolio related net interest margin was 4.05%. We generate profits to the extent that our portfolio related net interest income exceeds our interest expense on corporate debt, provision for loan losses and operating expenses. For the six months ended June 30, 2019, we generated income before income taxes of $11.6 million and earned a pre-tax return on equity of 16.1%.

Items Affecting Comparability of Results

Due to a number of factors, our historical financial results may not be comparable, either from period to period, or to our financial results in future periods. We have summarized the key factors affecting the comparability of our financial results below.

Income Taxes

Velocity Financial, LLC was formed as a Delaware Limited Liability Company, or LLC, in 2012. Until January 1, 2018, we had elected to be treated as a partnership for U.S. federal and state income tax purposes, and as such, had generally not been subject to federal and state income taxes prior to January 1, 2018. Accordingly, the results of operations presented in this prospectus for the years ended December 31, 2017 and 2016 do not include any provision for federal or state income taxes.

Effective January 1, 2018, we elected to be treated as a corporation for U.S. federal and state income tax purposes. Accordingly, the results of operations for the year ended December 31, 2018 include the impacts of income taxes. As a result, the historical net income reported for any period prior to January 1, 2018, is not comparable to the net income reported for the year ended December 31, 2018 or the net income anticipated in future periods.

Furthermore, in connection with the new tax treatment, we began recognizing, and will continue to recognize, deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of our existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that included the enactment date, as applicable.

We calculated our deferred tax as of January 1, 2018 and, per U.S. GAAP, recognized a deferred tax liability offsetting to income in January 2018, the period in which the change was made. The January 1, 2018 deferred tax liability was $2.6 million. The Company recorded approximately $5.6 million of deferred tax assets for the year ended December 31, 2018, resulting in a net deferred tax asset of approximately $3.0 million as of December 31, 2018. Our provision for deferred income taxes is primarily due to the difference between the tax and U.S. GAAP treatment on the issuance of our securitizations. For tax purposes, the issuances are considered taxable sales; whereas, for U.S. GAAP purposes, the securities issued in our securitizations are considered financings.

As part of our 2018 election to be treated as a corporation for U.S. federal and state income tax purposes, management identified a deficiency in the effectiveness of a control intended to properly document and review relevant facts and apply the appropriate tax accounting under U.S. GAAP, which impacted the beginning of year deferred tax asset and income tax benefit accounts and related disclosures. Our personnel responsible for preparing the beginning of year deferred tax assets and liabilities and year-end deferred tax assets and liabilities did not have sufficient expertise to properly calculate the deferred tax positions. We did not perform a risk assessment to identify their lack of expertise in order to implement a

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

sufficient control structure to prevent or detect the material misstatements in their income taxes accounts. The beginning of year deferred tax assets and liabilities, and the income tax benefits accounts and related disclosures were corrected as of the end of 2018. Management has concluded that the deficiency constitutes a material weakness in our internal control over financial reporting and, as a result, our internal control over financial reporting was not effective as of December 31, 2018.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We have implemented a plan to remediate this material weakness by contracting with a nationally recognized accounting firm to have experienced tax personnel supplement and train our current accounting team. Although we believe this plan will be adequate to address the material weakness, there can be no assurance that the material weakness will be remediated on a timely basis or at all, or that additional material weaknesses will not be identified in the future.

In addition, prior to the closing of this offering, we will convert into a Delaware corporation and change our name to Velocity Financial, Inc., a transaction that we refer to as the “Conversion” in this prospectus. For more information regarding the Conversion, see “Summary—Corporate Conversion.” The Conversion will be accounted for in accordance with ASC 805-50 –Business Combinations, as a transaction between entities under common control. The Conversion is not expected to impact our provision for income taxes or our deferred tax assets and liabilities.

Interest Expense on Corporate Debt

In 2014, we entered into a five-year, $100.0 million corporate debt agreement with the owners of our Class C preferred units, pursuant to which we issued at par senior secured notes, the 2014 Senior Secured Notes, that mature on December 16, 2019. The 2014 Senior Secured Notes bear interest, at our election, at either 10% annually paid in cash or 11% annually paid in kind. As of June 30, 2019 and December 31, 2018, including paid-in-kind interest, the 2014 Senior Secured Notes balance was $127.6 million, and is presented as secured financing, net of debt issuance costs, on the consolidated statement of financial condition. During the six months ended June 30, 2019, we incurred $6.4 million of interest expense on $127.6 million of corporate debt related to the 2014 Senior Secured Notes.

In August 2019, we entered into a five-year $153.0 million corporate debt agreement with Owl Rock Capital Corporation. The 2019 Term Loans under this agreement bear interest at a rate equal to one-month LIBOR plus 7.50% and mature in August 2024. A portion of the net proceeds from the 2019 Term Loans was used to redeem the 2014 Senior Secured Notes. Another portion of the net proceeds from the 2019 Term Loans, together with cash on hand, was used to repurchase our outstanding Class C preferred units.

We intend to use a portion of the net proceeds from this offering to lower our interest expense through the partial repayment of the outstanding balance on the 2019 Term Loans. See “Use of Proceeds”.

Public Company Costs

Following the completion of this offering, we expect to incur additional costs associated with operating as a public company. We expect that these costs will include additional personnel, legal, consulting, regulatory, insurance, audit, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that are currently not applicable to us as a private company.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

New Accounting Standard for Measuring Credit Losses

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which changes how entities will be required to account for credit losses. Under the current standard, credit losses are measured in accordance with an incurred loss model, which delays recognition of credit losses until it is probable that a loss has occurred. ASC 2016-13 replaces the incurred loss model with an expected credit loss model, referred to as the Current Expected Credit Loss, or CECL, model. The new standard requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 will become effective January 1, 2020. The Company has selected a CECL software program and is currently working with the vendor to implement the software. The Company expects model validation and parallel runs to begin in the fourth quarter of 2019. Additionally, the Company is assessing updates to accounting policies, and documenting new processes and controls. The Company expects to adopt this ASU on January 1, 2020.

Recent Developments

In July 2019, we completed the securitization of $217.9 million of investor real estate loans, measured by UPB as of the July 1, 2019 cut-off date, issuing $207.0 million of non-recourse notes payable through the Velocity Commercial Capital Loan Trust 2019-2, or 2019-2. We are the sole beneficial interest holder of 2019-2, a variable interest entity that will be included in our consolidated financial statements, where the transactions will be accounted for as secured borrowings under generally accepted accounting principles. See “—Liquidity and Capital Resources.”

We also redeemed the 2014 Senior Secured Notes and repurchased our outstanding Class C preferred units using the proceeds under the 2019 Term Loans, and cash of hand, as set out above.

How We Assess Our Business Performance

Net income is the primary metric by which we assess our business performance. Accordingly, we closely monitor the primary drivers of net income which consist of the following:

Net Interest Income

Net interest income is the largest contributor to our net income and is monitored on both an absolute basis and relative to provisions for loan losses and operating expenses. We generate net interest income to the extent that the rate at which we lend in our portfolio exceeds the cost of financing our portfolio, which we primarily achieve through long-term securitizations. Accordingly, we closely monitor the financing markets and maintain consistent dialogue with investors and financial institutions as we evaluate our financing sources and cost of funds.

To evaluate net interest income, we measure and monitor: (1) the yields on our loans, (2) the costs of our funding sources, (3) our net interest spread and (4) our net interest margin. Net interest spread measures the difference between the rates earned on our loans and the rates paid on our funding sources. Net interest margin measures the difference between our annualized interest income and annualized interest expense, or net interest income, as a percentage of average loans outstanding over the specified time period.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Periodic changes in net interest income are primarily driven by: (1) origination volume and changes in average outstanding loan balances and (2) interest rates and changes in interest earned on our portfolio or paid on our debt. Historically, origination volume and portfolio size have been the largest contributors to the growth in our net interest income. We measure net interest income before and after interest expense related to our corporate debt and before and after our provisions for loan losses.

Credit Losses

We strive to minimize actual credit losses through our rigorous screening and underwriting process and life of loan portfolio management and special servicing practices. We closely monitor the credit performance of our loan portfolio, including delinquency rates and expected and actual credit losses, as a key factor in assessing our overall business performance.

Operating Expenses

We incur operating expenses from compensation and benefits related to our employee base, rent and other occupancy costs associated with our leased facilities, our third-party primary loan servicing vendors, professional fees to the extent we utilize third-party legal, consulting and advisory firms, and costs associated with the resolution and disposition of real estate owned, among other items. We monitor and strive to prudently manage operating expenses and to balance current period profitability with investment in the continued development of our platform.

Because volume and portfolio size determine the magnitude of the impact of each of the above factors on our earnings, we also closely monitor origination volume along with all key terms of new loan originations, such as interest rates, loan-to-value ratios, estimated credit losses and expected duration.

Factors Affecting Our Results of Operations

We believe there are a number of factors that impact our business, including those discussed below and in the section of this prospectus titled “Risk Factors.”

Our results of operations depend on, among other things, the level of our net interest income, the credit performance of our loan portfolio and the efficiency of our operating platform. These measures are affected by a number of factors, including the demand for investor real estate loans, the competitiveness of the market for originating or acquiring investor real estate loans, the cost of financing our portfolio, the availability of funding sources and the underlying performance of the collateral supporting our loans. While we have been successful at managing these elements in the past, there are certain circumstances beyond our control, including macroeconomic conditions and market fundamentals, which can affect each of these factors and potentially impact our business performance.

Origination Volume

Portfolio related net interest income is the largest contributor to our net income. We have grown our portfolio related net interest income by $11.9 million or 23.8% from $50.2 million for the year ended December 31, 2017 to $62.1 million for the year ended December 31, 2018 and by $3.0 million or 10.0% from $30.6 million for the six months ended June 30, 2018 to $33.7 million for the six months ended June 30, 2019. The growth in net interest income is largely attributable to our growth in loan originations which we have achieved by executing our principal strategies of expanding our broker network and further penetrating our network of existing brokers. We anticipate that our future performance will continue to depend on growing our origination volume and believe that the large and highly fragmented nature of our core market provides meaningful opportunity to achieve this. We intend to grow originations by continuing to serve and build loyalty within our existing network of brokers while expanding our network with new brokers through targeted marketing and improved brand awareness.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our future performance could be impacted to the extent that our origination volumes decline as we rely on new loans to offset maturities and prepayments in our existing portfolio. To augment our core origination business, we continually assess opportunities to acquire portfolios of loans that meet our investment criteria. In our experience, portfolio acquisition opportunities have generally been more attractive and plentiful during market conditions when origination opportunities are less favorable. Accordingly, we believe our acquisition strategy not only expands our core business, but also provides a counter-cyclical benefit.

Competition

The investor real estate loan market is highly competitive which could affect our profitability and growth. We believe we compete favorably through diversified borrower access driven by our extensive network of mortgage brokers and by emphasizing a high level of real estate and financial expertise, customer service, and flexibility in structuring transactions, as well as by attracting and retaining experienced managerial and marketing personnel. However, some of our competitors may be better positioned to market their services and financing programs because of their ability to offer more favorable rates and terms and other services.

Availability and Cost of Funding

Our primary funding sources have historically included cash from operations, warehouse repurchase facilities, term securitizations, corporate debt and equity. We believe we have an established brand in the term securitization market and that this market will continue to support our portfolio growth with long-term financing. Changes in macroeconomic conditions can adversely impact our ability to issue securitizations and, thereby, limit our options for long-term financing. In consideration of this potential risk, we have entered into a credit facility for longer-term financing that will provide us with capital resources to fund loan growth in the event we are not able to issue securitizations.

We intend to use a portion of the net proceeds from this offering to lower our interest expense through the partial repayment of the outstanding balance on the 2019 Term Loans.

Loan Performance

We underwrite and structure our loans to minimize potential losses. We believe our fully amortizing loan structures and avoidance of large balloon payments, coupled with meaningful borrower equity in properties, limit the probability of losses and that our proven in-house asset management capability allows us to minimize potential losses in situations where there is insufficient equity in the property. Our income is highly dependent upon borrowers making their payments and resolving delinquent loans as favorably as possible. Macroeconomic conditions can, however, impact credit trends in our core market and have an adverse impact on financial results.

Macroeconomic Conditions

The investor real estate loan market may be impacted by a wide range of macroeconomic factors such as interest rates, residential and commercial real estate prices, home ownership and unemployment rates, and availability of credit, among others. We believe our prudent underwriting, conservative loan structures and interest rate protections, and proven in-house asset management capability leave us well positioned to manage changing macroeconomic conditions.

Operating Efficiency

We generate positive operating leverage to the extent that our revenue grows at a faster rate than our expenses. We believe our platform is highly scalable and that we can generate positive operating leverage

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

in future periods, primarily due to the technology and other investments we have made in our platform to date and our focus on a scalable, cost-effective mortgage broker network to generate new loan originations.

Portfolio and Asset Quality

Key Portfolio Statistics

	June 30,	December 31,
	2019	2018	2017	2016
	($ in thousands)
Total loans	$1,748,782	$1,631,326	$1,295,567	$1,038,033
Loan count	5,503	5,171	4,136	3,243
Average loan balance	$318	$315	$313	$320
Weighted average loan-to-value	65.0%	63.8%	64.4%	64.5%
Weighted average coupon	8.66%	8.56%	8.33%	8.23%
Nonperforming loans (UPB)	$104,180	$95,385	$74,943	$42,498
Nonperforming loans (% of total)	5.96%	5.85%	5.78%	4.09%

Total Loans.    Total loans reflects the aggregate UPB at the end of the period. It excludes deferred origination costs, acquisition discounts, fair value adjustments and allowance for loan losses.

Loan Count.    Loan count reflects the number of loans at the end of the period. It includes all loans with an outstanding principal balance.

Average Loan Balance.    Average loan balance reflects the average UPB at the end of the period (i.e., total loans divided by loan count).

Weighted Average Loan-to-Value.    Loan-to-value, or LTV, reflects the ratio of the original loan amount to the appraised value of the underlying property at the time of origination. In instances where the LTV at origination is not available for an acquired loan, the LTV reflects our best estimate of value at the time of acquisition. Weighted average LTV is calculated for the population of loans outstanding at the end of each specified period using the original loan amounts and appraised LTVs at the time of origination of each loan. LTV is a key statistic because requiring the borrower to invest more equity in the collateral minimizes our exposure for future credit losses.

Nonperforming Loans.    Loans that are 90 or more days past due, in bankruptcy, or in foreclosure are not accruing interest and are considered nonperforming loans. The dollar amount of nonperforming loans presented in the table above reflects the UPB of all loans that meet this definition.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Originations and Acquisitions

The following table presents new loan originations and acquisitions and includes average loan size, weighted average coupon and weighted average loan-to-value for the periods indicated:

($ in thousands)	Loan Count	Loan Balance	Average Loan Size	Weighted Average Coupon	Weighted Average LTV
Six Months Ended June 30, 2019:
Loan originations — held for investment	848	$291,783	$344	8.6%	65.9%
Loan originations — held for sale	453	$121,075	$267	10.0%	67.6%

Total loan originations	1,301	$412,858	$317	9.0%	66.4%
Loan acquisitions — held for investment	34	$8,931	$263	7.2%	61.7%

Total loans originated and acquired	1,335	$421,789

Six Months Ended June 30, 2018:
Loan originations — held for investment	808	$268,614	$332	8.4%	63.1%
Loan originations — held for sale	206	$49,677	$241	9.8%	65.0%

Total loan originations	1,014	$318,291	$314	8.7%	63.7%
Loan acquisitions — held for investment	—	$—	—	—	—

Total loans originated and acquired	1,014	$318,291

Year Ended December 31, 2018:
Loan originations — held for investment	1,708	$587,241	$344	8.4%	63.4%
Loan originations — held for sale	619	$150,056	$242	9.9%	65.1%

Total loan originations	2,327	$737,297	$317	8.7%	63.8%
Loan acquisitions — held for investment	19	$16,243	$855	7.3%	53.5%

Total loans originated and acquired	2,346	$753,540

Year Ended December 31, 2017:
Loan originations — held for investment	1,630	$511,284	$314	8.4%	64.3%
Loan originations — held for sale	176	$43,426	$247	9.6%	69.7%

Total loan originations	1,806	$554,710	$307	8.5%	64.7%
Loan acquisitions — held for investment	—	—

Total loans originated and acquired	1,806	$554,710

Year Ended December 31, 2016:
Loan originations — held for investment	1,104	$348,419	$316	8.4%	63.8%
Loan originations — held for sale	—	—

Total loan originations	1,104	$348,419	$316	8.4%	63.8%
Loan acquisitions — held for investment	6	985	$164	6.9%	63.0%

Total loans originated and acquired	1,110	$349,404

Over the periods shown, we have increased our origination volume by executing our strategy of continuing to serve and build loyalty within our network of mortgage brokers, while also expanding our network with new mortgage brokers through improved brand recognition. For the six months ended June 30, 2019, we originated $412.9 million of loans, which was an increase of $94.6 million, or 29.7% from $318.3 million for the six months ended June 30, 2018. For the year ended December 31, 2018, we

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

originated $737.3 million of loans, which was an increase of $182.6 million, or 32.9%, from $554.7 million for the year ended December 31, 2017. For the year ended December 31, 2017, we originated $554.7 million of loans, which was an increase of $206.3 million, or 59.2%, from $348.4 million for the year ended December 31, 2016.

Loans Held for Investment

Our total portfolio of loans held for investment consists of both loans held for investment at cost, which are presented in the consolidated financial statements as loans held for investment, net, and loans held for investment at fair value, which are presented in the financial statements as loans held for investment at fair value. The following tables show the various components of loans held for investment as of the dates indicated:

	June 30, 2019	December 31,
(in thousands)		2018	2017	2016
Unpaid principal balance	$1,665,926	$1,551,866	$1,289,739	$1,037,857
Discount on acquired loans	—	(541)	(911)	(1,300)
Valuation adjustments on FVO loans	(470)	(586)	(841)	(917)
Deferred loan origination costs	23,347	21,812	17,572	13,568

Total loans held for investment, gross	1,688,803	1,572,551	1,305,559	1,049,208
Allowance for loan losses	(2,096)	(1,680)	(1,886)	(2,529)

Total loans held for investment, net	$1,686,707	$1,570,871	$1,303,673	$1,046,679

The following table illustrates the contractual maturities for our loans held for investment in aggregate UPB and as a percentage of our total held for investment loan portfolio as of June 30, 2019:

	June 30, 2019
($ in thousands)	UPB	%
Loans due in less than one year	$1,104	0.1%
Loans due in one to five years	4,704	0.3
Loans due in more than five years	1,660,118	99.6

Total loans held for investment	$1,665,926	100.0%

Allowance for Loan Losses

Our allowance for loan losses increased to $2.1 million as of June 30, 2019, compared to $1.4 million as of June 30, 2018. The increase in allowance is primarily due to the increase in our loan portfolio from June 30, 2018 to June 30, 2019.

Our allowance decreased to $1.7 million as of December 31, 2018, compared to $1.9 million as of December 31, 2017, and $2.5 million as of December 31, 2016. The decrease in the allowance for loan losses is based on an analysis of historical loan loss data from January 1, 2012 through December 31, 2018. We strive to minimize actual credit losses through our rigorous screening and underwriting process, life of loan portfolio management and special servicing practices. Additionally, we believe borrower equity of 25% to 40% provides significant protection against credit losses should a loan become impaired.

To estimate the allowance for loan losses in our loans held for investment portfolio, we follow a detailed internal process, considering a number of different factors including, but not limited to, our ongoing analyses of loans, historical loss rates, relevant environmental factors, relevant market research, trends in delinquencies, effects and changes in credit concentrations, and ongoing evaluation of fair values.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table illustrates the activity in our allowance for loan losses over the periods indicated:

	Six Months Ended June 30,		Year Ended December 31,
($ in thousands)	2019	2018	2018	2017	2016
Beginning balance	$1,680	$1,886	$1,886	$2,529	$2,343
Provision for (reversal of) loan losses	560	(234)	201	421	1,455
Charge-offs	(144)	(272)	(407)	(1,064)	(1,269)

Ending balance	$2,096	$1,380	$1,680	$1,886	$2,529

Credit Quality — Loans Held for Investment

The following table provides delinquency information on our held for investment loan portfolio as of the dates indicated:

	June 30, 2019		December 31, 2018		December 31, 2017		December 31, 2016
($ in thousands)	UPB	%	UPB	%	UPB	%	UPB	%
Current	$1,438,212	86.3%	$1,358,043	87.5%	$1,138,749	88.3%	$920,070	88.7%
30-59 days past due	103,619	6.2	78,848	5.1	59,207	4.6	53,102	5.1
60-89 days past due	31,071	1.9	23,881	1.5	18,467	1.4	22,364	2.2
Nonperforming loans:
90+ days past due	12,533	0.8	16,181	1.0	22,114	1.7	25,111	2.4
Bankruptcy	8,259	0.5	5,901	0.4	5,631	0.4	2,916	0.3
In foreclosure	72,232	4.3	69,012	4.5	45,571	3.5	14,294	1.4

Total nonperforming loans	93,024	5.6	91,094	5.9	73,316	5.7	42,321	4.1

Total loans held for investment	$1,665,926	100.0%	$1,551,866	100.0%	$1,289,739	100.0%	$1,037,857	100.0%

Loans that are 90+ days past due, in bankruptcy, or in foreclosure are not accruing interest and are considered nonperforming loans. Nonperforming loans were $93.0 million, or 5.6% of our held for investment loan portfolio as of June 30, 2019, compared to $91.1 million, or 5.9% as of December 31, 2018, $73.3 million, or 5.7% as of December 31, 2017, and $42.3 million, or 4.1% of the loan portfolio as of December 31, 2016. We believe the significant equity cushion at origination and the active management of loans will continue to minimize credit losses on the resolution of defaulted loans and disposition of REO properties.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Historically, most loans that become nonperforming resolve prior to converting to REO. This is due to low LTVs at origination and our active management of the portfolio. The following table summarizes the cumulative number and UPB of all loans originated since January 1, 2013 that became nonperforming at some point through June 30, 2019. We classify a loan as nonperforming when it becomes 90 days delinquent or when it enters bankruptcy or foreclosure. Of the 732 loans totaling $273.2 million in UPB that became nonperforming over the specified period, we have resolved 400 loans totaling $151.5 million in UPB, or 55.5% of the cumulative nonperforming loans. We realized a net gain of $4.2 million, or 2.8% of the resolved principal balance, on these resolutions, which is largely the result of collecting default interest and prepayment penalties in excess of the contractual interest due and collected.

($ in thousands)	Loan Count	UPB(1)	% of Total Resolved UPB	Gain / (Loss) ($)	Gain / (Loss) (%)
Resolved — paid in full	268	$105,438	69.6%	$5,208	4.9%
Resolved — paid current	106	34,434	22.7	410	1.2
Resolved — REO sold	26	11,630	7.7	(1,434)	(12.3)

Total resolutions	400	151,502	100.0%	4,184	2.8%
Not yet resolved	332	121,685

Cumulative nonperforming loans(2)	732	$273,187

(1)	Reflects the unpaid principal balance at time of delinquency.

(2)	Reflects all loans originated since 2013 that became nonperforming at some point on or prior to June 30, 2019.

Our actual losses incurred are very small as a percentage of all loans that have ever become nonperforming. The table below shows our actual loan losses from January 1, 2013 through June 30, 2019, and through the years ended December 31, 2018, 2017 and 2016. Our average annual charge-off percentage since January 1, 2013 is approximately 0.02%. The table includes all loans originated over those periods, the year-end UPB amounts, the amount of loans that were ever nonperforming during those periods, and the actual losses for all loans that were either liquidated or converted to REO (life of loan) during the periods.

($ in thousands)	January 1, 2013 to June 30, 2019	January 1, 2013 to December 31, 2018	January 1, 2013 to December 31, 2017	January 1, 2013 to December 31, 2016
Loan originations	$2,664,817	$2,373,034	$1,786,023	$1,274,509
End of period UPB	1,612,756	1,502,526	1,248,087	982,191
Nonperforming loans(1)	274,317	227,469	152,209	76,449
Cumulative charge- offs(2)	1,820	1,551	1,171	326
Average annual charge-offs(3)	280	258	234	81
Cumulative charge-off percentage(4)	0.11%	0.10%	0.09%	0.03%
Average annual charge-off percentage(5)	0.02%	0.02%	0.02%	0.01%

(1)	Reflects UPB of all loans originated since January 1, 2013 that became nonperforming at some point during the period indicated.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(2)	Reflects the total charge-offs on loans that were nonperforming and have been liquidated or converted to REO from January 1, 2013 through the date indicated.

(3)	Reflects the average annual charge-offs on loans that were nonperforming and have been liquidated or converted to REO from January 1, 2013 through the date indicated.

(4)	Reflects the cumulative charge-offs as a percent of the end of period UPB.

(5)	Reflects the average annual charge-offs as a percent of the end of period UPB.

Concentrations – Loans Held for Investment

As of June 30, 2019, our held for investment loan portfolio was concentrated in investor 1-4 loans, representing 46.3% of the UPB. Mixed used properties represented 13.7% of the UPB and multifamily properties represented 11.3% of the UPB. No other property type represented more than 10.0% of our held for investment loan portfolio. By geography, the principal balance of our loans held for investment were concentrated 23.9% in New York, 22.2% in California, 12.0% in Florida, and 8.4% in New Jersey.

Property Type	June 30, 2019
($ in thousands)	Loan Count	UPB	% of Total UPB
Investor 1-4	3,001	$771,862	46.3%
Mixed use	614	227,695	13.7
Multifamily	460	187,894	11.3
Retail	375	158,418	9.5
Office	247	99,367	6.0
Warehouse	172	91,442	5.5
Other(1)	328	129,248	7.7

Total loans held for investment	5,197	$1,665,926	100.0%

(1)	All other properties individually comprise less than 5.0% of the total unpaid principal balance.

Geography (State)	June 30, 2019
($ in thousands)	Loan Count	UPB	% of Total UPB
New York	874	$398,434	23.9%
California	876	369,981	22.2
Florida	742	200,475	12.0
New Jersey	588	139,544	8.4
Other(1)	2,117	557,492	33.5

Total loans held for investment	5,197	$1,665,926	100.0%

(1)	All other states individually comprise less than 5.0% of the total unpaid principal balance.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Loans Held for Sale

We started originating short-term, interest-only loans in March 2017, which we have historically aggregated and sold at a premium to par to institutional investors. During the six months ended June 30, 2019 and June 30, 2018, we originated $120.1 million and $49.7 million of loans held for sale and sold $115.1 million and $19.3 million of held for sale loans, respectively. Given our increased experience providing these loans, we are currently evaluating long-term financing alternatives for these short-term, interest-only loans, and may elect to retain these loans in the future to be more consistent with our investment strategy of holding loans in our portfolio and earning a longer-term spread. As of June 30, 2019, our portfolio of loans held for sale, which were carried at the lower of cost or estimated fair value consisted of 306 loans with an aggregate UPB of $82.9 million, and carried a weighted average original loan term of 12.0 months, a weighted average coupon of 10.2%, and a weighted average LTV at origination of 67.0%.

The following tables show the various components of loans held for sale as of the dates indicated:

	June 30, 2019	December 31,
(in thousands)		2018	2017	2016
UPB	$82,855	$79,335	$5,701	—
Valuation adjustments	(103)	(173)	—	—
Deferred loan origination fees, net	(444)	(716)	(50)	—

Total loans held for sale, net	$82,308	$78,446	$5,651	—

Concentrations – Loans Held for Sale

As of June 30, 2019, our held for sale loan portfolio was entirely concentrated in investor 1-4 loans, representing 100.0% of the UPB. By geography, the principal balance of our loans held for sale were concentrated 20.1% in California, 16.8% in New York, 11.3% in New Jersey, 9.3% in Florida, and 5.3% in Texas.

Geography (State)	June 30, 2019
($ in thousands)	Loan Count	UPB	% of Total UPB
California	28	$16,687	20.1%
New York	26	13,922	16.8
New Jersey	45	9,389	11.3
Florida	33	7,707	9.3
Texas	19	4,378	5.3
Other(1)	155	30,772	37.2

Total loans held for sale	306	$83,855	100%

(1)	All other states individually comprise less than 5.0% of the total UPB.

Real Estate Owned (REO)

REO includes real estate we acquire through foreclosure or by deed-in-lieu of foreclosure. REO assets are initially recorded at fair value, less estimated costs to sell, on the date of foreclosure. Adjustments that reduce the carrying value of the loan to the fair value of the real estate at the time of foreclosure are recognized as charge-offs in the allowance for loan losses. Positive adjustments at the time of foreclosure are recognized in other operating income. After foreclosure, we periodically obtain new valuations and any subsequent changes to fair value, less estimated costs to sell, are reflected as valuation adjustments.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As of June 30, 2019, our REO included 19 properties with an estimated fair value of $14.2 million compared to 12 properties with an estimated fair value of $7.2 million as of December 31, 2018, 14 properties with an estimated fair value of $5.3 million as of December 31, 2017, and seven properties with an estimated fair value of $1.5 million as of December 31, 2016.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Key Performance Metrics

	Six Months Ended June 30,		Year Ended December 31,
($ in thousands)	2019	2018	2018	2017	2016
Average loans	$1,659,957	$1,345,135	$1,429,877	$1,167,999	$944,437
Portfolio yield	8.80%	8.77%	8.72%	8.38%	8.30%
Average debt — portfolio related	$1,466,799	$1,145,706	$1,234,818	$965,987	$802,683
Cost of funds — portfolio related	5.37%	4.95%	5.07%	4.93%	4.66%
Net interest margin — portfolio related	4.05%	4.55%	4.34%	4.30%	4.34%
Charge-offs	0.01%	0.02%	0.03%	0.09%	0.13%
Pre-tax return on equity	16.1%	16.7%	14.3%	10.8%	9.9%

Average Loans

Average loans reflects the daily average of total outstanding loans, including both loans held for investment and loans held for sale, as measured by UPB, over the specified time period.

Portfolio Yield

Portfolio yield is an annualized measure of the total interest income earned on our loan portfolio as a percentage of average loans over the given period. Interest income includes interest earned on performing loans, cash interest received on nonperforming loans, default interest and prepayment fees. The increase in our portfolio yield over the periods shown was driven by higher collections of contractual and default interest on nonperforming loans due to the efficiency and expertise of our asset management area, and, to a lesser extent, an increase in the weighted average coupon on the loans in our portfolio.

Average Debt — Portfolio Related

Portfolio-related debt consists of borrowings related directly to financing our loan portfolio, which includes our warehouse repurchase facilities and securitizations. The measure presented here reflects the monthly average of all portfolio-related debt, as measured by outstanding principal balance, over the specified time period.

Cost of Funds — Portfolio Related

Portfolio related cost of funds is an annualized measure of the interest expense incurred on our portfolio-related debt as a percentage of average portfolio-related debt outstanding over the given period. Interest expense includes the amortization of expenses incurred in connection with our portfolio related financing activities. Through the issuance of long-term securitizations, we have been able to fix a significant portion of our borrowing costs over time. The strong credit performance on our securitizations has allowed us to issue debt at attractive rates. Our portfolio related cost of funds increased to 5.37% for the six months ended June 30, 2019 from 4.95% for the six months ended June 30, 2018, and from 5.07%, 4.93%, and 4.66% for the years ended December 31, 2018, 2017 and 2016, respectively. The increase in cost of funds was the result of the seasoning of older, more costly securitizations, and to a lesser extent, the increasing LIBOR index rates, partially offset by lower spreads paid to investors in our more recent securitizations.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Net Interest Margin — Portfolio Related

Portfolio related net interest margin measures the difference between the interest income earned on our loan portfolio and the interest expense paid on our portfolio-related debt as a percentage of average loans over the specified time period. Over the periods shown, our portfolio related net interest margin decreased as a result of the seasoning of older, more costly securitizations and, to a lesser extent, the increasing LIBOR index rates, partially offset by higher portfolio yields and lower spreads paid to investors in our more recent securitizations. In addition to achieving lower spreads in our more recent securitizations, we have also been able to utilize more favorable structures that will result in a lower and more stable cost of funds over the life of the securities.

The following tables show the average outstanding balance of our loan portfolio and portfolio-related debt, together with interest income and the corresponding yield earned on our portfolio, and interest expense and the corresponding rate paid on our portfolio-related debt for the periods indicated:

	Six Months Ended June 30, 2019			Six Months Ended June 30, 2018
($ in thousands)	Average Balance	Interest Income / Expense	Average Yield / Rate(1)	Average Balance	Interest Income / Expense	Average Yield / Rate(1)
Loan portfolio:
Loans held for sale	$61,013			$14,966
Loans held for investment	1,598,944			1,330,169
Total loans	$1,659,957	$73,028	8.80%	$1,345,135	$58,956	8.77%
Portfolio-related debt:
Warehouse repurchase facilities	$201,832	$5,834	5.78%	$133,134	$3,526	5.30%
Securitizations	1,264,967	33,553	5.30	1,012,572	24,837	4.91

Total debt — portfolio related	1,466,799	39,387	5.37	1,145,706	28,363	4.95

Net interest spread — portfolio related(2)			3.43%			3.81%
Net interest margin — portfolio related			4.05			4.55

(1)	Annualized.
(2)	Net interest spread is the difference between the rate earned on our loan portfolio and the interest rates paid on our portfolio-related debt.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Year Ended December 31, 2018			Year Ended December 31, 2017
($ in thousands)	Average Balance	Interest Income / Expense	Average Yield / Rate	Average Balance	Interest Income / Expense	Average Yield / Rate
Loan portfolio:
Loans held for sale	$26,306			$3,657
Loans held for investment	1,403,571			1,164,342
Total loans	$1,429,877	$124,722	8.72%	$1,167,999	$97,830	8.38%

Portfolio-related debt:
Warehouse repurchase facilities	$171,637	$9,213	5.37%	$145,878	$7,185	4.93%
Securitizations	1,063,181	53,384	5.02	820,109	40,453	4.93

Total debt — portfolio related	1,234,818	62,597	5.07	965,987	47,638	4.93

Net interest spread — portfolio related(1)			3.65%			3.45%
Net interest margin — portfolio related			4.34			4.30

(1)	Net interest spread is the difference between the rate earned on our loan portfolio and the interest rates paid on our portfolio-related debt.

	Year Ended December 31, 2017			Year Ended December 31, 2016
($ in thousands)	Average Balance	Interest Income / Expense	Average Yield / Rate	Average Balance	Interest Income / Expense	Average Yield / Rate
Loan portfolio:
Loans held for sale	$3,657			$—
Loans held for investment	1,164,342			944,437
Total loans	$1,167,999	$97,830	8.38%	$944,437	$78,418	8.30%

Portfolio-related debt:
Warehouse repurchase facilities	$145,878	$7,185	4.93%	$206,162	$9,064	4.40%
Securitizations	820,109	40,453	4.93	596,521	28,342	4.75

Total debt — portfolio related	965,987	47,638	4.93	802,683	37,406	4.66

Net interest spread — portfolio related(1)			3.45%			3.64%
Net interest margin — portfolio related			4.30			4.34

(1)	Net interest spread is the difference between the rate earned on our loan portfolio and the interest rates paid on our portfolio-related debt.

Charge-Offs

The charge-offs ratio reflects charge-offs as a percentage of average loans held for investment over the specified time period. We do not record charge-offs on our loans held for sale which are carried at the lower of cost or estimated fair value.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Pre-Tax Return on Equity

Pre-tax return on equity reflects income before income taxes as a percentage of the monthly average of members’ equity over the specified time period. The Company was not subject to income tax prior to January 1, 2018 because prior to that time it elected to be treated as a partnership for U.S. federal income tax purposes.

	Six Months Ended June 30,		Year Ended December 31,
($ in thousands)	2019	2018	2018	2017	2016
Income before income taxes (A)	$11,580	$10,990	$19,249	$13,989	$6,797

Monthly average balance:
Members’ equity (B)	144,071	131,720	134,913	128,940	68,433

Pre-tax return on equity (A / B)(1)	16.1%	16.7%	14.3%	10.8%	9.9%

(1)	Annualized.

Components of Results of Operations

Interest Income

We accrue interest on the UPB of our loans in accordance with the individual terms and conditions of each loan, discontinuing interest and reversing previously accrued interest once a loan becomes 90 days or more past due (nonaccrual status). When a loan is placed on nonaccrual status, the accrued and unpaid interest is reversed as a reduction to interest income and accrued interest receivable. Interest income is subsequently recognized only to the extent that cash payments are received or when the loan has returned to accrual status. Payments received on nonaccrual loans are first applied to interest due, then principal. Interest accrual resumes once a borrower has made all principal and interest payments due, bringing the loan back to current status.

Interest income on loans held for investment is comprised of interest income on loans and prepayment fees less the amortization of deferred net costs related to the origination of loans. Interest income on loans held for sale is comprised of interest income earned on loans prior to their sale. The net fees and costs associated with loans held for sale are deferred as part of the carrying value of the loan and recognized as a gain or loss on the sale of the loan.

Interest Expense — Portfolio Related

Portfolio related interest expense is incurred on the debt we incur to fund our loan origination and portfolio activities and consists of our warehouse repurchase facilities and securitizations. Portfolio related interest expense also includes the amortization of expenses incurred as a result of issuing the debt, which are amortized using the level yield method. Key drivers of interest expense include the debt amounts outstanding, interest rates, and the mix of our securitizations and warehouse liabilities.

Net Interest Income — Portfolio Related

Portfolio related net interest income represents the difference between interest income and portfolio related interest expense.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Interest Expense — Corporate Debt

Through June 30, 2019, interest expense on corporate debt consists of interest expense paid with respect to the 2014 Senior Secured Notes, as reflected on our consolidated statement of financial condition, and the related amortization of deferred debt issuance costs.

In August 2019, we redeemed the 2014 Senior Secured Notes and repurchased our outstanding Class C preferred units with the proceeds of the 2019 Term Loans, which bear interest at a rate equal to the one-month LIBOR plus 7.50% and mature in August 2024, together with cash on hand. We expect to repay a portion of the outstanding balance of the 2019 Term Loans with a portion of the net proceeds from this offering.

Net Interest Income

Net interest income represents the difference between portfolio related net interest income and interest expense on corporate debt.

Provision for Loan Losses

Provision for loan losses consists of amounts charged to income during the period to maintain an estimated allowance for loan and lease losses, or ALLL, to provide for probable credit losses inherent in our existing portfolio of loans held for investment (excluding those loans which we have elected to carry at fair value). The ALLL consists of a specific valuation allowance on those loans that are 90 days or more delinquent, in bankruptcy, or in foreclosure, and a general reserve allowance for all other loans in our existing portfolio.

Other Operating Income

Gain on Disposition of Loans.    When we sell a loan held for sale, we record a gain or loss that reflects the difference between the proceeds received for the sale of the loans and their respective carrying values. The gain or loss that we ultimately realize on the sale of our loans held for sale is primarily determined by the terms of the originated loans, current market interest rates and the sales price of the loans. In addition, when we transfer a loan to REO, we record the REO at its fair value at the time of the transfer. The difference between the fair value of the real estate and the carrying value of the loan is recorded as a gain or loss. Lastly, when our acquired loans, which were purchased at a discount, pay off, we record a gain related the write-off of the remaining purchase discount.

Unrealized Gain/(Loss) on Fair Value Loans.    We have elected to account for certain purchased distressed loans at fair value using FASB ASC Topic 825, Financial Instruments (ASC 825). We regularly estimate the fair value of these loans as discussed more fully in the notes to our consolidated financial statements included elsewhere in this prospectus. Changes in fair value are reported as a component of other operating income within our consolidated statements of operations.

Other Income.    Other income includes the following:

Unrealized Gains/(Losses) on Retained Interest Only Securities.    As part of the proceeds received for the sale of our held for sale loans, we may receive an interest only security that we mark to fair value at the end of each period.

Fee Income.    In certain situations we collect fee income by originating loans and realizing miscellaneous fees such as late fees.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Operating Expenses

Compensation and Employee Benefits.    Costs related to employee compensation, commissions and related employee benefits, such as health, retirement, and payroll taxes.

Rent and Occupancy.    Costs related to occupying our locations, including rent, maintenance and property taxes.

Loan Servicing.    Costs related to our third-party servicers.

Professional Fees.    Costs related to professional services, such as external audits, legal fees, tax, compliance and outside consultants.

Real Estate Owned, Net.    Costs related to our real estate owned, net, including gains/(losses) on disposition of REO, maintenance of REO properties, and taxes and insurance.

Other Operating Expenses.    Other operating expenses consist of general and administrative costs such as, travel and entertainment, marketing, data processing, insurance and office equipment.

Provision for Income Taxes

The provision for income taxes consists of the current and deferred U.S. federal and state income taxes we expect to pay, currently and in future years, with respect to the net income for the year. The amount of the provision is derived by adjusting our reported net income with various permanent differences. The tax-adjusted net income amount is then multiplied by the applicable federal and state income tax rates to arrive at the provision for income taxes. Prior to January 1, 2018, we had elected to be treated as a partnership for U.S. federal income tax purposes and were, therefore, not required to pay income taxes because of our treatment as a pass-through entity. Effective January 1, 2018, we changed our election to be taxed as a corporation for U.S. federal income tax purposes and are now recording provisions for income taxes.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Consolidated Results of Operations

The following table summarizes our consolidated results of operations for the periods indicated:

Summary Consolidated Results of Operations	Six Months Ended June 30,		Year Ended December 31,
($ in thousands)	2019	2018	2018	2017	2016
	(unaudited)
Interest income	$73,028	$58,956	$124,722	$97,830	$78,418
Interest expense — portfolio related	39,387	28,363	62,597	47,638	37,406

Net interest income — portfolio related	33,641	30,593	62,125	50,192	41,012
Interest expense — corporate debt	6,706	6,657	13,322	13,654	13,419

Net interest income	26,935	23,936	48,803	36,538	27,593
Provision for (reversal of) loan losses	560	(234)	201	421	1,455

Net interest income after provision for loan losses	26,375	24,170	48,602	36,117	26,138
Other operating income	2,028	1,542	2,807	2,008	710
Total operating expenses	16,823	14,722	32,160	24,136	20,051

Income before income taxes	11,580	10,990	19,249	13,989	6,797
Income tax expense	3,350	5,714	8,700	—	—

Net income	$8,230	$5,276	$10,549	$13,989	$6,797

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

Our earnings increase is mainly attributable to significant growth in our loan originations of 29.7% and the corresponding income earned from a higher balance of loans under management. Net interest income increased 12.5% partially offset by an increase in operating costs of 14.3%. Our net income increased 56.0% from $5.3 million for the six months ended June 30, 2018 to $8.2 million for the six months ended June 30, 2019.

Net Interest Income — Portfolio Related

	Six Months Ended June 30,
($ in thousands)	2019	2018	$ Change	% Change
Interest income	$73,028	$58,956	$14,072	23.9%
Interest expense — portfolio related	39,387	28,363	11,024	38.9

Net interest income — portfolio related	$33,641	$30,593	$3,048	10.0%

Interest Income.    Interest income increased by $14.1 million, or 23.9%, to $73.0 million during the six months ended June 30, 2019, compared to $59.0 million during the six months ended June 30, 2018. The increase is almost entirely attributable to an increase in average loans (volume), which increased $314.8 million, or 23.4%, from $1.3 billion during the six months ended June 30, 2018 to $1.7 billion during the six months ended June 30, 2019. The average yield (rate) over those same periods increased from 8.77% to 8.80%.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table distinguishes between the change in interest income attributable to change in volume and the change in interest income attributable to change in rate. The effect of changes in volume is determined by multiplying the change in volume (i.e., $314.8 million) by the previous period’s average rate (i.e., 8.77% annualized). Similarly, the effect of rate changes is calculated by multiplying the change in average rate (i.e., 0.03% annualized) by the current period’s volume (i.e., $1.7 billion).

($ in thousands)	Average Loans	Interest Income	Average Yield(1)
Six months ended June 30, 2019	$1,659,957	$73,028	8.80%
Six months ended June 30, 2018	1,345,135	58,956	8.77%
Volume variance	$314,822	$13,798

Rate variance		274	0.03%

Total interest income variance		$14,072

(1)	Annualized.

Interest Expense — Portfolio Related.    Interest expense related to our warehouse repurchase facilities increased $2.3 million to approximately $5.8 million during the six months ended June 30, 2019, compared to approximately $3.5 million during the six months ended June 30, 2018. Interest expense related to our securitizations increased by $8.7 million to approximately $33.5 million during the six months ended June 30, 2019, compared to approximately $24.8 million during the six months ended June 30, 2018. Our cost of funds increased to 5.37% during the six months ended June 30, 2019 from 4.95% during the six months ended June 30, 2018. The increase in interest expense — portfolio related was primarily due to the increase in borrowings for loan originations, as well as the impact of increased seasoning of older securitizations.

The following table presents information regarding the increase in portfolio related interest expense and distinguishes between the dollar amount of change in interest expense attributable to changes in the average outstanding debt balance (volume) versus changes in cost of funds (rate).

($ in thousands)	Average Debt(1)	Interest Expense	Cost of Funds(2)
Six months ended June 30, 2019	$1,466,799	$39,387	5.37%
Six months ended June 30, 2018	1,145,706	28,363	4.95%
Volume variance	$321,093	$7,949

Rate variance		3,075	0.42%

Total interest expense variance		$11,024

(1)	Includes securitizations and warehouse repurchase agreements.
(2)	Annualized.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Net Interest Income After Provision for Loan Losses

	Six Months Ended June 30,
($ in thousands)	2019	2018	$ Change	% Change
Net interest income — portfolio related	$33,641	$30,593	$3,048	10.0%
Interest expense — corporate debt	6,706	6,657	49	0.7

Net interest income	$26,935	$23,935	$2,999	12.5%

Interest Expense — Corporate Debt.     For the six months ended June 30, 2019 and 2018, the interest due was paid in cash. In August 2019, we refinanced the 2014 Senior Secured Notes with a portion of the net proceeds from the 2019 Term Loans — a five-year $153.0 million corporate debt agreement with a new lender. In connection with the use of proceeds from this offering, we intend to pay down a portion of the 2019 Term Loans to reduce our interest expense on corporate debt.

Provision for Loan Losses.    Our provision for loan losses increased $0.8 million from negative provision of ($0.2) million during the six months ended June 30, 2018 to $0.6 million during the six months ended June 30, 2019 primarily due to the increase in the loan portfolio.

Other Operating Income

The table below presents the various components of other operating income for the six months ended June 30, 2019 compared to the six months ended June 30, 2018. The $0.5 million net increase is primarily the result of increased volume in held for sale loans, partially offset by valuation adjustments.

	Six Months Ended June 30,
($ in thousands)	2019	2018	$ Change	% Change
Gain on disposition of loans	$2,858	$939	$1,919	204.4%
Unrealized gain (loss) on fair value loans	(33)	210	(243)	(115.7)
Other income (loss)	(797)	393	(1,190)	302.8

Total other operating income	$2,028	$1,542	$486	31.5%

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Operating Expenses

Total operating expenses increased $2.1 million, or 14.3%, to $16.8 million during the six months ended June 30, 2019 from $14.7 million during the six months ended June 30, 2018. This increase is primarily the result of additional personnel and loan servicing costs associated with higher loan origination volumes.

	Six Months Ended June 30,
($ in thousands)	2019	2018	$ Change	% Change
Compensation and employee benefits	$7,806	$7,526	$280	3.7%
Rent and occupancy	736	610	126	20.7
Loan servicing	3,500	2,445	1,055	43.1
Professional fees	1,190	1,033	157	15.2
Real estate owned, net	862	693	169	24.4
Other operating expenses	2,729	2,415	314	13.0

Total operating expenses	$16,823	$14,722	$2,101	14.3%

Compensation and Employee Benefits.    Compensation and employee benefits increased from $7.5 million during the six months ended June 30, 2018 to $7.8 million during the six months ended June 30, 2019, mainly due to higher commission expenses and increased operations and sales staff to support our growth in loan origination volume.

Rent and Occupancy.    Rent and occupancy expenses increased from $0.6 million during the six months ended June 30, 2018 to $0.7 million during the six months ended June 30, 2019, due to the increase in office space.

Loan Servicing.    Loan servicing expenses increased from $2.4 million during the six months ended June 30, 2018 to $3.5 million during the six months ended June 30, 2019. The $1.1 million increase during the six months ended June 30, 2019 is mainly due to the increase in our loan portfolio.

Professional Fees.    Professional fees increased from $1.0 million for the six months ended June 30, 2018 to $1.2 million for the six months ended June 30, 2019, mainly due to increased legal and external audit fees related to our public offering initiative.

Net Expenses of Real Estate Owned.    Net expenses of real estate owned increased from $0.7 million during the six months ended June 30, 2018 to $0.9 million during the six months ended June 30, 2019, mainly due to a $0.2 million increase in REO operating expenses.

Other Operating Expenses.    Other operating expenses increased from $2.4 million for the six months ended June 30, 2018 to $2.7 million for the six months ended June 30, 2019, mainly due to increased data processing costs related to technology investments.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Our income before income taxes increased 37.6% from $14.0 million for the year ended December 31, 2017 to $19.2 million for the year ended December 31, 2018. Our strong earnings growth is mainly attributable to significant growth in our loan originations and a slight increase in our net interest margin. Net interest margin expansion was attributable to an increase in portfolio yield, partially offset by increasing portfolio related cost of funds.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Net Interest Income — Portfolio Related

	Year Ended December 31,
($ in thousands)	2018	2017	$ Change	% Change
Interest income	$124,722	$97,830	$26,892	27.5%
Interest expense — portfolio related	62,597	47,638	14,959	31.4

Net interest income — portfolio related	$62,125	$50,192	$11,933	23.8%

Interest Income.    Interest income increased by $26.9 million, or 27.5%, to $124.7 million during the year ended December 31, 2018, compared to $97.8 million during the year ended December 31, 2017. The increase is attributable to a combination of an increase in average loans (volume) and an increase in average yield (rate). Average loans increased $261.9 million, or 22.4%, from $1.2 billion during the year ended December 31, 2017 to $1.4 billion during the year ended December 31, 2018. The average yield over those same periods increased from 8.38% to 8.72%.

The following table distinguishes between the change in interest income attributable to change in volume and the change in interest income attributable to change in rate. The effect of changes in volume is determined by multiplying the change in volume (i.e., $261.9 million) by the previous period’s average rate (i.e., 8.38%). Similarly, the effect of rate changes is calculated by multiplying the change in average rate (i.e., 0.34%) by the current period’s volume (i.e., $1.4 billion).

($ in thousands)	Average Loans	Interest Income	Average Yield
Year ended December 31, 2018	$1,429,877	$124,722	8.72%
Year ended December 31, 2017	1,167,999	97,830	8.38%
Volume variance	$261,878	$21,929

Rate variance		4,963	0.34%

Total interest income variance		$26,892

Interest Expense — Portfolio Related.    Interest expense related to our warehouse repurchase facilities increased $2.0 million, or 28.2%, to approximately $9.2 million during the year ended December 31, 2018, compared to approximately $7.2 million during the year ended December 31, 2017. Interest expense related to our securitizations increased by $12.9 million to approximately $53.4 million during the year ended December 31, 2018, compared to approximately $40.5 million during the year ended December 31, 2017. The increase in interest expense — portfolio related was primarily due to the increase in borrowings for loan originations. Our average cost of funds increased slightly to 5.07% during the year ended December 31, 2018 from 4.93% during the year ended December 31, 2017.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table presents information regarding the increase in portfolio related interest expense and distinguishes between the dollar amount of change in interest expense attributable to changes in the average outstanding debt balance (volume) versus changes in cost of funds (rate).

($ in thousands)	Average Debt(1)	Interest Expense	Cost of Funds
Year ended December 31, 2018	$1,234,818	$62,597	5.07%
Year ended December 31, 2017	965,987	47,638	4.93%
Volume variance	$268,831	$13,257

Rate variance		1,702	0.14%

Total interest expense variance		$14,959

(1)	Includes securitizations and warehouse repurchase agreements.

Net Interest Income After Provision for Loan Losses

	Year Ended December 31,
($ in thousands)	2018	2017	$ Change	% Change
Net interest income — portfolio related	$62,125	$50,192	$11,933	23.8%
Interest expense — corporate debt	13,322	13,654	(332)	(2.4)

Net interest income	$48,803	$36,538	$12,265	33.6%

Interest Expense — Corporate Debt.    Under the 2014 Senior Secured Notes, interest paid-in-kind accrues at an 11.0% interest rate and interest paid in cash accrues at a 10.0% interest rate. During the first half of 2017, the interest due on the 2014 Senior Secured Notes was paid-in-kind. During the second half of 2017, and during the year ended 2018, the interest due was paid in cash. The change in interest payments resulted in a 2.4% decrease in corporate debt interest expense from $13.7 million during the year ended December 31, 2017 to $13.3 million during the year ended December 31, 2018. In connection with the use of proceeds from this offering, we intend to reduce this interest expense through the partial repayment of the 2019 Term Loans, which refinanced the 2014 Senior Secured Notes in August 2019.

Provision for Loan Losses.    Our provision for loan losses decreased $0.2 million from $0.4 million during the year ended December 31, 2017 to $0.2 million during the year ended December 31, 2018 as a result of an improvement in incurred losses, as the Company experienced fewer losses in 2018.

Other Operating Income

The table below presents the various components of other operating income for the year ended December 31, 2018 compared to the year ended December 31, 2017. The $0.8 million increase is primarily the result of the increased gain on sale of loans.

	Year Ended December 31,
($ in thousands)	2018	2017	$ Change	% Change
Gain on disposition of loans	$1,200	$984	$216	22.0%
Unrealized gain on fair value loans	241	39	202	—
Other income	1,366	985	381	38.7

Total other operating income	$2,807	$2,008	$799	39.8%

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Operating Expenses

Total operating expenses increased $8.0 million, or 33.2%, to $32.2 million during the year ended December 31, 2018 from $24.1 million during the year ended December 31, 2017. This increase is primarily the result of additional personnel and loan servicing costs associated with higher loan origination volumes.

	Year Ended December 31,
($ in thousands)	2018	2017	$ Change	% Change
Compensation and employee benefits	$15,105	$11,904	$3,201	26.9%
Rent and occupancy	1,320	1,115	205	18.4
Loan servicing	6,009	4,907	1,102	22.5
Professional fees	3,040	1,661	1,379	83.0
Real estate owned, net	1,373	603	770	127.7
Other operating expenses	5,313	3,946	1,367	34.6

Total operating expenses	$32,160	$24,136	$8,024	33.2%

Compensation and Employee Benefits.    Compensation and employee benefits increased from $11.9 million during the year ended December 31, 2017 to $15.1 million during the year ended December 31, 2018 mainly due to higher commission expenses and increased operations and sales staff to support our growth in loan origination volume.

Rent and Occupancy.    Rent and occupancy expenses increased from $1.1 million during the year ended December 31, 2017 to $1.3 million during the year ended December 31, 2018 due to the opening of two new sales offices.

Loan Servicing.    Loan servicing expenses increased from $4.9 million during the year ended December 31, 2017 to $6.0 million during the year ended December 31, 2018. The $1.1 million increase during 2018 is primarily related to the increase in our loan portfolio.

Professional Fees.    Professional fees increased from $1.7 million for the year ended December 31, 2017 to $3.0 million for the year ended December 31, 2018 mainly due to increased legal and external audit fees related to our public offering initiative.

Net Expenses of Real Estate Owned.    Net expenses of real estate owned increased from $0.6 million during the year ended December 31, 2017 to $1.4 million during the year ended December 31, 2018, mainly as a result of a $0.7 million increase in REO valuation adjustments.

Other Operating Expenses.    Other operating expenses increased from $3.9 million for the year ended December 31, 2017 to $5.3 million for the year ended December 31, 2018 mainly due to increased data processing costs related to technology investments.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net income increased approximately $7.2 million, or 105.8%, to $14.0 million for the year ended December 31, 2017 from $6.8 million for the year ended December 31, 2016. The increase in net income was primarily attributable to the $8.9 million, or 32.4%, increase in net interest income from $27.6 million for the year ended December 31, 2016 to $36.5 million for the year ended December 31, 2017.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Net Interest Income — Portfolio Related

	Year Ended December 31,
($ in thousands)	2017	2016	$ Change	% Change
Interest income	$97,830	$78,418	$19,412	24.8%
Interest expense – portfolio related	47,638	37,406	10,232	27.4

Net interest income – portfolio related	$50,192	$41,012	$9,180	22.4%

Interest Income.    Interest income increased by $19.4 million, or 24.8%, to approximately $97.8 million for the year ended December 31, 2017, compared to approximately $78.4 million for the year ended December 31, 2016. The increase is almost entirely attributable to an increase in average loans (volume), which increased $223.6 million, or 23.7%, from $944.4 million for the year ended December 31, 2016 to $1.2 billion for the year ended December 31, 2017. The average yield over that same period increased from 8.30% for the year ended December 31, 2016 to 8.38% for the year ended December 31, 2017.

The following table distinguishes between the change in interest income attributable to change in volume and the change in interest income attributable to change in rate. The effect of changes in volume is determined by multiplying the change in volume (i.e., $223.6 million) by the previous period’s average rate (i.e., 8.30%). Similarly, the effect of rate changes is calculated by multiplying the change in average rate (i.e., 0.08%) by the current period’s volume (i.e., $1.2 billion).

($ in thousands)	Average Loans	Interest Income	Average Yield
Year ended December 31, 2017	$1,167,999	$97,830	8.38%
Year ended December 31, 2016	944,437	78,418	8.30
Volume variance	$223,562	$18,563

Rate variance		849	0.08%

Total interest income variance		$19,412

Interest Expense — Portfolio Related.    Interest expense related to our warehouse repurchase facilities and securitizations increased by approximately $10.2 million from $37.4 million for the year ended December 31, 2016 to $47.6 million for the year ended December 31, 2017. The average portfolio related debt balance for the year ended December 31, 2017 increased by $163.3 million to $966.0 million as compared to $802.7 million for the year ended December 31, 2016. Our average cost of funds increased by 0.27% to 4.93% for the year ended December 31, 2017 compared to 4.66% for the year ended December 31, 2016. The increase in cost of funds is primarily related to increase in interest rates on our borrowings.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table presents information regarding the increase in portfolio related interest expense and distinguishes between the dollar amount of change in interest expense attributable to changes in the average outstanding debt balance (volume) versus changes in cost of funds (rate).

($ in thousands)	Average Debt(1)	Interest Expense	Cost of Funds
Year ended December 31, 2017	$965,987	$47,638	4.93%
Year ended December 31, 2016	802,683	37,406	4.66
Volume variance	$163,304	$7,610

Rate variance		2,622	0.27%

Total interest expense variance		$10,232

(1)	Includes securitizations and warehouse repurchase agreements.

Net Interest Income After Provisions for Loan Losses

	Year Ended December 31,
($ in thousands)	2017	2016	$ Change	% Change
Net interest income - portfolio related	$50,192	$41,012	$9,180	22.4%
Interest expense - corporate debt	13,654	13,419	235	1.8

Net interest income	36,538	27,593	8,945	32.4
Provision for loan losses	421	1,455	(1,034)	(71.1)

Net interest income after provision for loan losses	$36,117	$26,138	$9,979	38.2%

Interest Expense — Corporate Debt.    During the year ended December 31, 2016, the interest due was paid-in-kind and was added to the principal balance of the 2014 Senior Secured Notes, resulting in a higher interest cost for the year ended December 31, 2017. However, for the second half of the year ended December 31, 2017, the interest due was paid in cash, stabilizing the balance on which interest is accrued and partially offsetting the increase in corporate debt interest expense resulting from the paid-in-kind election in prior periods.

Provision for Loan Losses.    During the year ended December 31, 2017, our provision for loan losses of $0.4 million was approximately $1.0 million lower than the $1.4 million recorded in the year ended December 31, 2016 as a result of an improvement in the historical losses experienced in 2017.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Other Operating Income

The table below presents the various components of other operating income. The $1.3 million increase is primarily attributable to gains on sales of loans held for sale, and the valuation gains on the interest-only strips included in other income. We did not have any loans held for sale in 2016.

	Year Ended December 31,
($ in thousands)	2017	2016	$ Change	% Change
Gain on disposition of loans	$984	$196	$788	402.0%
Unrealized gain on fair value loans	39	152	(113)	(74.3)
Other income	985	362	623	172.1

Total other operating income	$2,008	$710	$1,298	182.8%

Operating Expenses

	Year Ended December 31,
($ in thousands)	2017	2016	$ Change	% Change
Compensation and employee benefits	$11,904	$10,085	$1,819	18.0%
Rent and occupancy	1,115	801	314	39.2
Loan servicing	4,907	3,657	1,250	34.2
Professional fees	1,661	2,637	(976)	(37.0)
Real estate owned, net	603	451	152	33.7
Other operating expenses	3,946	2,420	1,526	63.1

Total operating expenses	$24,136	$20,051	$4,085	20.4%

Compensation and Employee Benefits.    Compensation and employee benefits increased from $10.1 million for the year ended December 31, 2016 to $11.9 million for the year ended December 31, 2017 mainly due to increased operations and sales staff to support our growth in origination volume.

Rent and Occupancy.    Rent and occupancy expenses increased from $0.8 million for the year ended December 31, 2016 to $1.1 million for the year ended December 31, 2017 due to the opening of new sales offices.

Loan Servicing.    Loan servicing expenses increased to approximately $4.9 million during the year ended December 31, 2017 compared to approximately $3.7 million during the year ended December 31, 2016. The $1.2 million increase during the year ended December 31, 2017 is primarily related to the increase in our loan portfolio.

Professional Fees.    Professional fees decreased from $2.6 million for the year ended December 31, 2016 to $1.7 million for the year ended December 31, 2017 mainly due to reduced consultant spending on a new data warehouse system implemented in December 2016.

Net Expenses of Real Estate Owned.    Net expenses of real estate owned increased to $0.6 million during the year ended December 31, 2017 compared to $0.5 million during the year ended December 31, 2016 due to an increase in the number of REO properties.

Other Operating Expenses.    Other operating expenses increased from $2.4 million for the year ended December 31, 2016 to $3.9 million for the year ended December 31, 2017 primarily due to increased data processing costs related to technology investments.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Quarterly Results of Operations

The following table sets forth certain financial information for each completed fiscal quarter since the quarter ended March 31, 20172. The quarterly information has been prepared on the same basis as the consolidated financial statements and includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the information presented. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full fiscal year.

	Quarter Ended
	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
	(unaudited) (in thousands)
Interest income	$36,884	$36,143	$33,560	$32,207	$30,297	$28,659	$27,061	$24,852	$23,986	$21,931
Interest expense—portfolio related	20,324	19,062	17,807	16,428	14,671	13,692	12,832	12,240	11,815	10,750

Net interest income—portfolio related	16,560	17,081	15,753	15,779	15,626	14,967	14,229	12,612	12,171	11,181
Interest expense—corporate debt	3,353	3,353	3,337	3,328	3,328	3,328	2,977	3,668	3,520	3,489

Net interest income	13,207	13,728	12,416	12,451	12,298	11,639	11,252	8,944	8,651	7,692
Provision for (reversal of) loan losses	212	348	221	213	(269)	36	(717)	164	675	299

Net interest income after provision for loan losses	12,995	13,380	12,195	12,238	12,567	11,603	11,969	8,780	7,976	7,393
Other operating income
Gain on disposition of loans	863	1,995	27	234	523	415	358	480	160	(15)
Unrealized gain/(loss) on fair value loans	(26)	(8)	(58)	90	99	112	32	39	(14)	(17)
Other income	(529)	(266)	121	850	193	201	195	574	147	69

Total other operating income	308	1,721	90	1,174	815	728	585	1,093	293	37
Operating expenses
Compensation and employee benefits	3,801	4,006	3,828	3,752	3,762	3,764	3,470	3,019	2,749	2,666
Rent and occupancy	398	338	336	373	305	306	296	296	267	256
Loan servicing	1,637	1,863	1,817	1,746	1,174	1,271	1,319	1,314	1,199	1,075
Professional fees	534	656	1,235	772	473	561	371	465	447	378

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Quarter Ended
	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
	(unaudited) (in thousands)
Real estate owned, net	561	301	285	396	457	235	316	142	(116)	261
Provision for held for sale loan leases	—	—	—	—	—	—	68	—	—	—
Other operating expenses	1,393	1,336	1,370	1,527	1,238	1,177	995	941	1,000	943

Total operating expenses	8,324	8,500	8,871	8,566	7,409	7,314	6,835	6,177	5,546	5,579

Income before income taxes	4,979	6,601	3,414	4,846	5,973	5,017	5,719	3,696	2,723	1,851
Income tax expense	1,444	1,906	1,459	1,528	1,653	4,061	—	—	—	—

Net income	$3,535	$4,695	$1,955	$3,318	$4,320	$956	$5,719	$3,696	$2,723	$1,851

Liquidity and Capital Resources

Sources and Uses of Liquidity

We fund our lending activities primarily through borrowings under our warehouse repurchase facilities, securitizations, shareholders’ equity and other corporate-level debt, the net proceeds from this offering and future offerings of equity and debt securities, and net cash provided by operating activities to manage our business. We use cash to originate and acquire investor real estate loans, repay principal and interest on our borrowings, fund our operations and meet other general business needs.

Cash and Cash Equivalents

As of June 30, 2019, we had liquidity of approximately $45.4 million in cash and available borrowings under our warehouse repurchase facilities. Cash comprised $14.1 million of our liquidity and uncommitted available borrowings under our warehouse repurchase facilities comprised $31.3 million of our liquidity. As of June 30, 2019, we had $183.0 million of uncommitted available capacity under our warehouse repurchase facilities. Total commitments under our warehouse repurchase facilities were $500.0 million and we had outstanding borrowings of $280.7 million as of June 30, 2019. The $280.0 million in the consolidated statements of financial condition is net of issuance costs of $0.7 million at June 30, 2019.

During the six months ended June 30, 2019, we used approximately $1.0 million of net cash and cash equivalents from operations, investing and financing activities. During the six months ended June 30, 2018, we had a decrease in net cash and cash equivalents of $2.8 million.

As of December 31, 2018, we had liquidity of approximately $60.0 million in cash and available borrowings under our warehouse repurchase facilities. Cash comprised $15.0 million of our liquidity and uncommitted available borrowings under our warehouse repurchase facilities comprised $45.0 million of our liquidity. As of December 31, 2018, we had $283.2 million of uncommitted available capacity under our warehouse repurchase facilities. Total commitments under our warehouse repurchase facilities were $500.0 million and we had outstanding borrowings of $216.7 million as of December 31, 2018. The $215.9 million in the consolidated statements of financial condition is net of issuance costs of $0.8 million at December 31, 2018.

During the year ended December 31, 2018, we generated approximately $1.0 million of net cash and cash equivalents from operations, investing and financing activities. During the year ended December 31,

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

2017, we had a decrease in net cash and cash equivalents of $36.0 million, compared to a net increase during the year ended December 31, 2016 of $39.5 million primarily as a result of the equity investment from TOBI, an affiliate of a fund managed by Pacific Investment Management Company LLC. The net decrease in the year ended December 31, 2017 was largely attributable to the increase in loan originations compared to the year ended December 31, 2016.

Warehouse Repurchase Facilities

As of June 30, 2019, we had two warehouse repurchase agreements to support our loan origination and acquisition activities. Both agreements are short-term borrowing facilities. The borrowings are collateralized by pools of primarily performing loans, bearing interest at one-month LIBOR plus a margin that ranges from 2.75% to 3.00%. As of June 30, 2019, these two agreements had an aggregated maximum borrowing capacity of $450 million, of which $200.0 million were committed amounts and $250.0 million were uncommitted amounts. Borrowings under these repurchase facilities as of June 30, 2019 were $280.7 million.

As of December 31, 2018, we had two warehouse repurchase agreements to support our loan origination and acquisition activities. Both agreements are short-term borrowing facilities. The borrowings are collateralized by pools of primarily performing loans, bearing interest at one-month LIBOR plus a margin that ranges from 2.75% to 3.00%. As of December 31, 2018, these two agreements had an aggregated maximum borrowing capacity of $450.0 million, of which $200.0 million were committed amounts and $250.0 million were uncommitted amounts. Borrowings under these repurchase facilities as of December 31, 2018 were $216.4 million.

In addition to the two warehouse repurchase agreements, we also have a longer term warehouse agreement, which was added in September 2018. The borrowings are collateralized by pools of primarily performing loans, with a maximum borrowing capacity of $50 million, bearing interest at one-month LIBOR plus a margin of 3.50%. The warehouse repurchase facility has a maturity date of September 12, 2021 and allows loans to be financed for a period of up to three years. Borrowings under this warehouse agreement as of June 30, 2019 were $13.7 million.

All warehouse repurchase facilities fund less than 100% of the principal balance of the mortgage loans we own requiring us to use working capital to fund the remaining portion. We may need to use additional working capital if loans become delinquent, because the amount permitted to be financed by the facilities may change based on the delinquency performance of the pledged collateral.

All borrower payments on loans financed under the warehouse agreements are segregated into pledged accounts with the loan servicer. All principal amounts in excess of the interest due are applied to reduce the outstanding borrowings under the warehouse repurchase facilities, which then allows us to draw additional funds on a revolving basis under the facilities. The revolving warehouse repurchase facilities also contain customary covenants, including financial covenants that require us to maintain a minimum net worth, a maximum debt-to-net worth ratio and a ratio of a minimum earnings before interest, taxes, depreciation and amortization to interest expense. If we fail to meet any of the covenants or otherwise default under the facilities, the lenders have the right to terminate their facility and require immediate repayment, which may require us to sell our loans at less than optimal terms. As of June 30, 2019, we were in compliance with these covenants.

Securitizations

From May 2011 through June 2019, we have completed ten securitizations of $2.4 billion of investor real estate loans, issuing $2.2 billion in principal amount of securities to third parties through nine respective transactions. In July 2019, we completed our eleventh securitization issuing $207.0 million in

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

principal amount of securities for $218.0 million of mortgage loans. All borrower payments are segregated into remittance accounts at the primary servicer and remitted to the trustee of each trust monthly. We are the sole beneficial interest holder of the applicable trusts, which are variable interest entities included in our consolidated financial statements. The transactions are accounted for as a secured borrowings under U.S. GAAP. The following table summarizes the investor real estate loans securitized, securities issued, securities retained by the Company at the time of the securitization, and as of June 30, 2019 and December 31, 2018, and the stated maturity for each securitization. The securities are callable by us when the stated principal balance is less than a certain percentage, ranging from 5%—30%, of the original stated principal balance of loans at issuance. As a result, the actual maturity date of the securities issued will likely be earlier than their respective stated maturity date.

	At Issuance		Securities Retained as of
($ in thousands)	Mortgage Loans	Securities Issued	Issuance Date	June 30, 2019	December 31, 2018	Stated Maturity Date
2011-1 Trust	$74,898	$61,042	$13,856	$13,856	$13,856	August 2040
2014-1 Trust	191,757	161,076	30,682	9,596	9,596	September 2044
2015-1 Trust	312,829	285,457	27,372	15,530	15,657	July 2045
2016-1 Trust	358,601	319,809	38,792	17,931	17,931	April 2046
2016-2 Trust	190,255	166,853	23,402	9,514	9,514	October 2046
2017-1 Trust	223,064	211,910	11,154	11,154	11,154	April 2047
2017-2 Trust	258,528	245,601	12,927	9,170	10,631	October 2047
2018-1 Trust	186,124	176,816	9,308	7,668	8,256	April 2048
2018-2 Trust	324,198	307,988	16,210	14,084	15,893	October 2048
2019-1 Trust	247,979	235,580	12,399	12,251	—	February 2049
2019-2 Trust	217,921	207,020	10,901	—	—	June 2049

Total	$2,586,154	$2,379,152	$207,003	$120,754	$112,488

Our intent is to use the proceeds from the issuance of new securities primarily to repay our warehouse borrowings and originate new investor real estate loans in accordance with our underwriting guidelines, as well as for general corporate purposes. Our financing sources may include borrowings in the form of additional bank credit facilities (including term loans and revolving credit facilities), repurchase agreements, warehouse repurchase facilities and other sources of private financing. We also plan to continue using securitization as long-term financing for our portfolio, and we do not plan to structure any securitizations as sales or utilize off-balance-sheet vehicles. We believe any financing of assets and/or securitizations we may undertake will be sufficient to fund our working capital requirements.

Cash Flows

The following table summarizes the net cash provided by (used in) operating activities, investing activities and financing activities as of the periods indicated:

	Six Months Ended June 30,			Year Ended December 31,
($ in thousands)	2019	2018	2018	2017	2016
Cash provided by (used in):
Operating activities	$9,205	$(36,628)	$(72,485)	$37,644	$29,767
Investing activities	(127,949)	(118,611)	(270,196)	(274,779)	(181,094)
Financing activities	117,714	152,450	343,631	201,118	190,784

Net change in cash, cash equivalents, and restricted cash	$(1,030)	$(2,789)	$950	$(36,017)	$39,457

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Operating Activities

Cash flows from operating activities primarily includes net income adjusted for (1) non-cash items including depreciation, provision for loan loss, discount accretion, and valuation changes, (2) cash used for origination of held for sale loans and the related cash proceeds from the sales of such loans, and (3) changes in the balances of operating assets and liabilities.

For the six months ended June 30, 2019, our net cash provided by operating activities of $9.2 million consisted mainly of net income of $8.2 million and $115.1 million in proceeds from sales of held for sale loans, offset by $120.4 million in cash used to originate held for sale loans. Changes in other assets and liabilities resulted in cash used of $6.2 million, mainly as a result of a $6.4 million increase in income tax receivable due to estimated tax payments of $12.2 million.

For the six months ended June 30, 2018, our net cash used in operating activities of $36.6 million consisted mainly of net income of $5.3 million, offset by $49.4 million in cash used to originate held for sale loans, less proceeds from the sale of such loans of $19.3 million. Changes in accrued interest and other receivables resulted in cash used of $13.7 million, mainly as a result of a $11.7 million increase in interest receivable due to portfolio growth.

For the year ended December 31, 2018, our net cash used in operating activities of $72.5 million consisted mainly of net income of $10.5 million, offset by $148.8 million in cash used to originate held for sale loans and a $3.0 million increase in deferred tax asset, less proceeds from the sale and repayments of loans held for sale of $72.9 million and $3.5 million, respectively. Changes in operating assets and liabilities resulted in cash used of $19.3 million, mainly as a result of a $16.2 million increase in interest receivable due to portfolio growth.

For the year ended December 31, 2017, our net cash provided by operating activities of $37.6 million consisted mainly of net income of $14.0 million, offset by $42.9 million in cash used to originate held for sale loans, less proceeds from the sale of such loans of $46.3 million. Changes in operating assets and liabilities resulted in cash provided of $4.8 million. Interest paid in kind on our corporate debt resulted in a positive non-cash adjustment to net income of $6.7 million.

For the year ended December 31, 2016, our net cash provided by operating activities of $29.8 million consisted mainly of net income of $6.8 million. Interest paid in kind on our corporate debt resulted in a positive non-cash adjustment to net income of $12.2 million. Amortization of debt issuance discount and costs resulted in a positive non-cash adjustment to net income of $7.0 million.

Investing Activities

For the six months ended June 30, 2019, our net cash used in investing activities of $127.9 million consisted mainly of $296.6 million in cash used to originate held for investment loans, less $178.8 million in cash received in payments on held for investment loans. We also used cash to purchase $9.1 million of loans for investment.

For the six months ended June 30, 2018, our net cash used in investing activities of $118.6 million consisted mainly of $272.7 million in cash used to originate held for investment loans, less $152.0 million in cash received in payments on held for investment loans.

For the year ended December 31, 2018, our net cash used in investing activities of $270.2 million consisted mainly of $595.7 million in cash used to originate held for investment loans, less $334.7 million in cash received in payments on held for investment loans. We also received cash of $6.2 million from proceeds of the sale of REO.

For the year ended December 31, 2017, our net cash used in investing activities of $274.8 million consisted mainly of $518.9 million in cash used to originate held for investment loans, less $240.9 million

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

in cash received in payments on held for investment loans. We also received cash of $6.3 million from proceeds of the sale of loans and $2.5 million from proceeds on the sale of REO.

For the year ended December 31, 2016, our net cash used in investing activities of $181.1 million consisted mainly of $353.5 million in cash used to originate held for investment loans, less $170.0 million in cash received in payments on held for investment loans. We also received cash of $3.3 million from proceeds of the sale of loans and $1.5 million from proceeds on the sale of REO.

Financing Activities

For the six months ended June 30, 2019, our net cash provided by financing activities of $117.7 million consisted mainly of $379.4 million and $235.5 million in cash from borrowings from our warehouse repurchase facilities and securitizations issued, respectively. This cash generated was partially offset by payments we made of $315.4 million and $178.3 million on our warehouse repurchase facilities and securitizations issued, respectively. We used cash of $3.5 million for debt issuance costs.

For the six months ended June 30, 2018, our net cash provided by financing activities of $152.5 million consisted mainly of $284.4 million and $176.8 million in cash from borrowings from our warehouse repurchase facilities and securitizations issued, respectively. This cash generated was partially offset by payments we made of $173.0 million and $133.1 million on our warehouse repurchase facilities and securitizations issued, respectively. We used cash of $2.7 million for debt issuance costs.

For the year ended December 31, 2018, our net cash provided by financing activities of $343.6 million consisted mainly of $658.5 million and $535.5 million in cash from borrowings from our warehouse repurchase facilities and securitizations issued, respectively. This cash generated was partially offset by payments we made of $527.9 million and $314.7 million on our warehouse repurchase facilities and securitizations issued, respectively. We used cash of $7.8 million for debt issuance costs.

For the year ended December 31, 2017, our net cash provided by financing activities of $201.1 million consisted mainly of $420.5 million and $455.3 million in cash from borrowings from our warehouse repurchase facilities and securitizations issued, respectively. This cash generated was partially offset by payments we made of $445.7 million and $214.4 million on our warehouse repurchase facilities and securitizations issued, respectively. We used cash of $7.8 million for debt issuance costs and $6.9 million for tax distributions.

For the year ended December 31, 2016, our net cash provided by financing activities of $190.8 million consisted mainly of $355.6 million and $490.5 million in cash from borrowings from our warehouse repurchase facilities and securitizations issued, respectively. This cash generated was partially offset by payments we made of $569.9 million and $141.5 million on our warehouse repurchase facilities and securitizations issued, respectively. We used cash of $9.2 million for debt issuance costs and $3.4 million for tax distributions.

Contractual Obligations and Commitments

In 2014, we entered into a five-year, $100.0 million corporate debt agreement with the owners of the Class C preferred units, pursuant to which we issued at par senior secured notes that mature on December 16, 2019, the 2014 Senior Secured Notes. The 2014 Senior Secured Notes bear interest at either 10% annually paid in cash or 11% annually paid-in-kind on June 15 and December 15 of each year. All principal and paid-in-kind interests are due at maturity. As of June 30, 2019 and December 31, 2018, 2017 and 2016, including paid-in-kind interest, the aggregate outstanding principal amount of the notes was $127.6 million, $127.6 million, $127.6 million and $120.9 million, respectively. During the first half of 2017 and all of 2016, the interest due was paid in kind. For the second half of 2017, the year of 2018 and the first

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

six months of 2019, the interest due was paid in cash. We expect to pay future interest due in cash for the foreseeable future. The notes are secured by substantially all our assets not otherwise pledged under a securitization or warehouse repurchase facility and contains certain reporting and net worth covenants. Should we fail to adhere to those covenants or otherwise default under the notes, the holders have the right to demand immediate repayment that may require us to sell the collateral at less than the carrying amounts. As of June 30, 2019 and December 31, 2018, 2017 and 2016, we were in compliance with these covenants. In August 2019, we entered into a five-year $153.0 million corporate debt agreement with Owl Rock Capital Corporation. The 2019 Term Loans under this agreement bear interest a rate equal to one-month LIBOR plus 7.50% and mature in August 2024. A portion of the net proceeds from the 2019 Term Loans was used to redeem the 2014 Senior Secured Notes. Another portion of the net proceeds from the 2019 Term Loans, together with cash on hand, was used to repurchase our outstanding Class C preferred units. The 2019 Term Loans mature in August 2024 and are subject to a 0.25% quarterly amortization beginning on the fifth full fiscal quarter after August 2019. Velocity Commercial Capital, LLC is the borrower of the 2019 Term Loans, which are secured by substantially all of the borrower’s non-warehoused assets, with a guarantee from Velocity Financial LLC that is secured by the equity interests of the borrower. The corporate debt agreement contains customary affirmative and negative covenants, including financial maintenance covenants and limitations on dividends by the borrower.

As of June 30, 2019, we maintained warehouse repurchase facilities to finance our investor real estate loans and had approximately $280.7 million in outstanding borrowings with $183.0 million of available capacity under our warehouse repurchase facilities.

The following table illustrates our contractual obligations existing as of June 30, 2019:

(in thousands)	Less Than One Year	One to Three Years	Three to Five Years	Thereafter	Total
Warehouse repurchase facilities	266,995	13,715	—	—	280,710	(1)
Notes payable to affiliate (corporate debt) (2)	127,594	—	—	—	127,594
Leases payments under noncancelable operating leases	494	880	1,857	331	3,562

Total	$395,083	$14,595	$1,857	$331	$411,866

(1)	Amount represents gross warehouse repurchase borrowing. Balance of $280.0 million in the consolidated statement of financial condition as of June 30, 2019 is net of $0.7 million debt issuance costs.
(2)

In August 2019, we entered into a five-year $153.0 million corporate debt agreement and a portion of the proceeds of the 2019 Term Loans under this agreement were used to redeem the then outstanding corporate debt. The 2019 Term Loans mature in August 2024 and are subject to a 0.25% quarterly amortization beginning on the fifth full fiscal quarter after August 2019.

Off-Balance-Sheet Arrangements

At no time have we maintained any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance, or special-purpose or variable interest entities, established for the purpose of facilitating off-balance-sheet arrangements or other contractually narrow or limited purposes. Further, we have never guaranteed any obligations of unconsolidated entities or entered into any commitment or intent to provide funding to any such entities.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, real estate values and other market-based risks. The primary market risks that we will be exposed to are real estate risk, interest rate risk, market value risk and credit risk.

Interest Rate Risk.    Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Our operating results will depend, in part, on differences between the income from our investments and our financing costs.

Our loan portfolio consists mainly of a 30-year amortizing term loan product with a three-year fixed-rate period which floats at a spread to the prime rate thereafter subject to a floor equal to the starting fixed rate. Fluctuations in the prime rate can cause variability in our interest income, limited by the floor in a downside scenario. Our warehouse repurchase financing is based on a floating rate of interest calculated on a fixed spread over one-month LIBOR, as determined by the particular financing arrangement. Our existing securitizations are largely fixed-rate debt and less impacted by changes in interest rates; however, our future securitizations will be impacted by the general level of interest rates and risk spreads.

While we do not currently hedge our interest rate risk, we may attempt to reduce interest rate risk in the future on any outstanding debt and to minimize exposure to interest rate fluctuations thereon through the use of match funded financing structures. When appropriate, we may seek to match the maturities of our debt with the maturities of the assets that we finance and to match the interest rates on our leveraged investments with like kind debt (e.g., floating rate assets are financed with floating rate debt and fixed-rate assets are financed with fixed-rate debt), directly or through the use of interest rate swaps, caps or other financial instruments, or through a combination of these strategies. We expect this approach to help us minimize the risk that we have to refinance our liabilities before the maturities of our assets and to reduce the impact of changing interest rates on our earnings.

To assess the potential impact for the following twelve months on our net interest income from fluctuations in interest rates, we considered both an instantaneous 100 basis point increase and 100 basis point decrease in the one-month LIBOR and prime rates. The effect of the interest rate changes would apply to our interest rate sensitive assets and liabilities. Some of our interest income on our portfolio is based on the prime rate. A 100 basis point increase in the prime rate would increase our annual interest income approximately $12.5 million based on our portfolio balance as of June 30, 2019, while a 100 basis point decrease in the prime rate would decrease our annual interest income by approximately $10.7 million. Our interest expense on our warehouse repurchase financing is based on one-month LIBOR. A 100 basis point increase or decrease in LIBOR would increase or decrease, respectively, our annual interest expense by approximately $10.0 million based on our warehouse repurchase financing balance as of June 30, 2019.

In the event of a significant rising interest rate environment and/or economic downturn, defaults could increase and result in credit losses to us, which could materially and adversely affect our business, financial condition, liquidity, results of operations and prospects. Furthermore, such defaults could have an adverse effect on the spread between our interest-earning assets and interest-bearing liabilities.

Market Value Risk.    Traditional warehouse repurchase facilities have, in the past, established market values of the collateral pledged for financing. When the market value of the pledged collateral decreases, lenders have typically required additional collateral or a cash margin to support the existing borrowings. Our current warehouse repurchase facilities routinely establish a market value on the loans pledged under these facilities. We may be required to satisfy these requirements if the market value of our loans decreases significantly, which could have a material impact on our operations, cash and liquidity.

Credit Risk.    We are subject to credit risk in connection with our loans. The credit risk related to these loans pertains to the ability and willingness of the borrowers to pay, which is assessed before credit is

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

granted or renewed and periodically reviewed throughout the loan or security term. We believe that loan credit quality is primarily determined by the value of the real estate securing the loan, the borrowers’ credit profiles and loan characteristics.

Prepayment Risk.    Our interest income and financial results are affected by changes in prepayment rates. As we receive prepayments of principal on our loans, we will receive prepayment premiums from borrowers if they are still in the early payment period which will increase our interest income. In general, an increase in prepayment rates will accelerate the amortization of deferred costs, thereby reducing the interest income earned on the loans. Conversely, deferred origination fees recognized on prepayment would increase interest income. Additionally, an increase in prepayment rates will accelerate the accretion of debt issuance costs for our securitizations, thereby increasing our interest expense.

Inflation Risk.    Virtually all of our assets and liabilities are and will be interest rate sensitive in nature. As a result, interest rates and other factors influence our performance far more so than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our consolidated financial statements are prepared in accordance with U.S. GAAP and our activities and balance sheet shall be measured with reference to historical cost or fair market value without considering inflation.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires certain judgments and assumptions, based on information available at the time of preparation of the consolidated financial statements, in determining accounting estimates used in preparation of the consolidated financial statements. The following discussion addresses the accounting policies that we believe apply to us based on the nature of our operations. Our most critical accounting policies involve decisions and assessments that could affect our reported assets and liabilities, as well as our reported revenues and expenses. We believe that all of the decisions and assessments used to prepare the company’s financial statements are based upon reasonable assumptions given the information available at that time. The accounting policies and estimates that we believe are most critical to an investor’s understanding of our financial results and condition are discussed below. The summary below should be read in conjunction with the disclosure of our accounting policies and use of estimates in Note 2 to the consolidated financial statements included in this prospectus.

Allowance for Loan Losses

Loans Held for Investment and Non-Purchased Credit Impaired (PCI) Loans

The allowance for loan and lease losses, or ALLL, on loans held for investment and non-PCI loans is maintained at a level deemed adequate by management to provide for probable and inherent losses in the portfolio at the balance sheet date. The ALLL has a general reserve component for loans with no credit impairment and a specific reserve component for loans determined to be impaired.

The allowance methodology for the general reserve component includes both quantitative and qualitative loss factors which are applied to the population of unimpaired loans to estimate the general reserves. The quantitative loss factors include loan type, age of the loan, borrower FICO score, past loan loss experience, historical default rates, and delinquencies. The qualitative loss factors consider, among other things, the loan portfolio composition and risk, current economic conditions that may affect the borrower’s ability to pay, and the underlying collateral value. While our management uses available information to estimate its required ALLL, future additions to the ALLL may be necessary based on changes in estimates resulting from economic and other conditions. The provision for loan losses and recoveries of previously recognized charge-offs are added to the ALLL, while charge-offs on loans are recorded as a reduction to ALLL.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the loan agreements. Impairment is measured on a loan-by-loan basis by comparing the estimated fair value of the underlying collateral, net of estimated selling costs (net realizable value) against the recorded investment of the loan. To the extent the recorded investment of the loan exceeds the estimated fair value, a specific reserve or charge-off is recorded depending upon either the certainty of the estimate of loss or the fair value of the loan’s collateral.

Deferred Income Tax Assets and Liabilities

Our deferred income tax assets and liabilities arise from differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We determine whether a deferred tax asset is realizable based on facts and circumstances, including our current and projected future tax position, the historical level of our taxable income, and estimates of our future taxable income. In most cases, the realization of deferred tax assets is based on our future profitability. If we were to experience either reduced profitability or operating losses in a future period, the realization of our deferred tax assets may no longer be considered more likely than not and, accordingly, we could be required to record a valuation allowance on our deferred tax assets by charging earnings.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

BUSINESS

Our Company

We are a vertically integrated real estate finance company founded in 2004. We primarily originate and manage investor loans secured by 1-4 unit residential rental and small commercial properties, which we refer to collectively as investor real estate loans. We originate loans nationwide across our extensive network of independent mortgage brokers which we have built and refined over the 15 years since our inception. Our objective is to be the preferred and one of the most recognized brands in our core market, particularly within our network of mortgage brokers.

We operate in a large and highly fragmented market with substantial demand for financing and limited supply of institutional financing alternatives. We have developed the highly-specialized skill set required to effectively compete in this market, which we believe has afforded us a durable business model capable of generating attractive risk-adjusted returns for our stockholders throughout various business cycles. We offer competitive pricing to our borrowers by pursuing low-cost financing strategies and by driving front-end process efficiencies through customized technology designed to control the cost of originating a loan. Furthermore, by originating loans through our efficient and scalable network of approved mortgage brokers, we are able to maintain a wide geographical presence and nimble operating infrastructure capable of reacting quickly to changing market environments.

Our growth strategy is predicated on continuing to serve and build loyalty within our network of mortgage brokers, while also expanding our network with new mortgage brokers through targeted marketing and improved brand awareness. We believe our reputation and 15-year history within our core market position us well to capture future growth opportunities.

Our History

We were founded by Christopher Farrar, Chief Executive Officer and President, and Jeffrey Taylor, Executive Vice President, Capital Markets, to serve the small investor market with a reliable and responsive real estate lending platform. From our inception in June 2004 through September 2007, we were primarily a small balance commercial mortgage loan originator focused on originating assets for sale to various financial institutions. Between 2004 and 2005, we were mostly engaged in originating loans for sale to local and regional banks. In May 2005, Credit-Based Asset Servicing and Securitization LLC, or C-BASS, purchased a minority interest in us and, in connection with that transaction, we entered into a forward loan sale agreement with C-BASS to originate loans eligible for securitizations. Our strategy of originating loans for sale and securitization allowed us to generate an attractive fee income stream and finance the development of our loan origination platform.

In late 2007, Snow Phipps made a significant equity investment in us. In connection with the Snow Phipps investment, we shifted our strategy from originating loans for sale to third parties to becoming a company focused on growing a loan portfolio on our balance sheet to earn a stable spread and we intend to pursue this as our primary strategy going forward. We believe that over the years and through our origination and underwriting process, we have developed a unique set of capabilities that allows us to build an attractive portfolio generating a recurring income stream that significantly enhances our value. We also believe that holding loans on our balance sheet enables us to better manage risk by tracking loan and borrower performance over time, providing us with information that helps us continually improve our underwriting standards. From our inception in 2004 through 2008, we emphasized our origination strategy, successfully originating 1,257 loans totaling $474.4 million. During the second half of 2008, as distressed sellers provided compelling opportunities to acquire largely performing small balance commercial real estate loans at attractive prices, we pivoted our business to focus on acquiring, rather than originating, loans as the risk-adjusted returns on acquisitions became more attractive than on originated loans. Between 2008 and 2012, we acquired 210 loans with total UPB of $123.0 million for $87.1 million.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

After the financial crisis, we saw compelling opportunities to begin originating investor real estate loans at scale again. Since we began originating loans again in 2013, our loan portfolio has grown from $155.8 million as of December 31, 2012 to $1.7 billion as of June 30, 2019, comprised of $1.7 billion of loan originations and $42.2 million of loan acquisitions.

Furthermore, in response to increased demand for rental properties following the financial crisis, we began originating investor loans secured by 1-4 unit residential rental properties, which we refer to as investor 1-4 loans. Since our first investor 1-4 loan origination in July 2013 through June 30, 2019, we have originated over 6,500 investor 1-4 loans totaling $1.8 billion. As of June 30, 2019, these investor 1-4 loans comprised 48.9% of our total loan portfolio, totaling $854.7 million in UPB. To finance the rapid growth of our portfolio, we obtained additional equity capital from an affiliate of a fund managed by Pacific Investment Management Company LLC in December 2016.

In 2011, we completed our first post-crisis small balance commercial real estate loan securitization, issuing $61.0 million of securities backed by $74.9 million of investor real estate loans, consisting of $34.9 million of originated loans and $40.0 million of acquired loans. Since then, we have completed ten additional securitizations, comprised almost entirely of originated loans, raising approximately $2.4 billion in gross debt proceeds since 2011.

We believe the experience and time spent developing our platform through various business cycles has resulted in a durable business that is well positioned to profitably navigate future economic cycles and capitalize on evolving market opportunities.

Our Competitive Advantages

We believe that the following competitive advantages enhance our ability to execute our business strategy and position us well for continued growth:

Established Franchise with Strong Brand Recognition

We believe our reputation and deep history within the real estate lending community position us as a preferred lender for mortgage brokers. We have been originating and acquiring loans in our core market since our inception in 2004, making us a recognizable brand with a proven ability to execute. Additionally, we have successfully executed eleven securitizations of our investor real estate loans, raising over $2.4 billion in gross debt proceeds since 2011. We have a keen understanding of this securitization market, including complicated structural issues, investor expectations and rating agency requirements. We believe we have a strong reputation with investors in the securitization market, which enables us to maintain efficient access to debt capital that ultimately improves our ability to offer competitive pricing to borrowers.

Customized Technology and Proprietary Data Analytics

We have invested in and customized automated systems to support our use of data analytics which drives our lending process. We believe the investor real estate lending market requires a highly-specialized skill set and infrastructure. To effectively compete and execute on a sustainable long-term business strategy, lenders must control the cost to originate and manage loans without sacrificing credit quality. We believe our investment in technology and use of data analytics helps us achieve these critical objectives and positions our business for sustainable, long-term growth.

We apply the same asset-driven underwriting process to all of the loans in our portfolio, regardless of whether we originate or acquire these loans. Our credit and underwriting philosophy encompasses individual borrower and property due diligence, taking into consideration several factors. Our access to 15 years of proprietary data allows us to perform analytics that inform our lending decisions efficiently and effectively, which we believe is a strong competitive advantage.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Large In-Place Portfolio with Attractive, Long-Term Financing

We believe our in-place portfolio provides a significant and stable income stream for us to invest in future earnings growth. The majority of our loans are structured to provide for interest rate protection, by floating after an initial fixed-rate period, subject to a floor equal to the starting fixed rate. The loans are mainly financed with long-term, fixed-rate debt, resulting in a spread that could increase over time, but not decrease. As a result, our in-place portfolio generally benefits from rising interest rates. Excluding the interest expense paid on our existing corporate debt, which we expect to partially repay with a portion of the net proceeds from this offering, we generated $33.7 million in portfolio related net interest income, representing a 4.05% portfolio related net interest margin, during the six months ended June 30, 2019.

Our In-House Asset Management Results in Successful Loss Mitigation

Direct management of individual loans is critical to avoiding or minimizing credit losses and we work with our third-party primary servicers with whom we have developed strong relationships to emphasize disciplined loan monitoring and early contact with delinquent borrowers to resolve delinquencies. We have a dedicated asset management team that, augmented with primary servicing from our loan servicers, focuses exclusively on resolving delinquent loans. Our hands-on approach enables us to generally preserve the value of our assets and helps us to minimize losses. We believe this expertise, combined with our outsourced servicing relationships, gives us a distinct competitive advantage.

Our Experienced Management Team

Led by co-founder and Chief Executive Officer Christopher Farrar, our management team averages more than 25 years of experience in the financial services and real estate lending industries, including extensive experience in commercial and residential lending, structured finance and capital markets. We have successfully navigated both positive and negative economic cycles and retained our core team of experienced professionals in appraisal, underwriting, processing and production, while bolstering our finance and asset management team with professionals possessing extensive experience in financial reporting and real estate management. We believe our in-depth knowledge of our core market provides a distinct competitive advantage.

Our Growth Strategy

The market for investor real estate loans is large and highly fragmented. We have built a dedicated and scalable national lending platform focused specifically on serving this market and believe our capabilities position us well to maintain our reputation as a preferred lender in this market. Our growth strategy is predicated on further penetrating our existing network of mortgage brokers and expanding our network with new mortgage brokers. A key element of our ability to capitalize on this is the growth and development of our team of account executives as well as targeted marketing initiatives. We will continue to supplement the extension of our broker network with the development of new products to support the evolving needs of borrowers in our core market. In addition to our core origination business, we plan to continue to evaluate and opportunistically acquire portfolios of loans that meet our investment criteria.

Further Penetrate Our Existing Mortgage Broker Network

We strive to be the preferred lender within our network of approved mortgage brokers. We have developed a strong reputation in the market for high quality execution and timely closing, which we believe are the most important qualities our mortgage brokers value in selecting a lender. There is significant opportunity for us to further penetrate the more than 2,900 mortgage brokers with whom we have done business over the last five years. Approximately 95% of loan originators originated five or fewer loans with us during the six months ended June 30, 2019. We believe this presents a compelling opportunity for us to capture incremental volume from our existing broker network.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Expand Our Network with New Mortgage Brokers

We believe that our targeted sales effort, combined with consistent high quality execution, positions us well to continue adding to the network of mortgage brokers that rely on us to serve their borrower clients. During the six months ended June 30, 2019, we funded 1,301 loans sourced by approximately 690 different mortgage brokers, which we believe represents a small portion of the over 590,000 state-licensed mortgage originators in the United States as of December 31, 2018, according to the Nationwide Multistate Licensing System. The size of the mortgage broker market presents an attractive opportunity for us to capture significant growth with very small increases in the share of mortgage brokers that recognize our platform capabilities and utilize us as a preferred lender in our core market.

Develop New Products

Our primary product is a 30-year amortizing term loan with a three-year fixed-rate period which floats at a spread to the prime rate thereafter subject to a floor equal to the starting fixed rate. This product is used by borrowers to finance stabilized long-term real estate investments. We believe this product has strong receptivity in our market, as evidenced by our success in growing loan originations over time. Since our inception, we have continued to expand our product offering in response to developing market opportunities and the evolving financing needs of our broker network. For example, in 2013, in response to the increased demand for rental properties, we moved aggressively into the market for 1-4 unit residential rental loans, which comprised 46.3% of our held for investment loan portfolio as of June 30, 2019.

In March 2017, we began originating short-term, interest-only loans to be used for acquiring, repositioning or improving the quality of 1-4 unit residential investment properties. This product typically serves as an interim solution for borrowers and/or properties that do not meet the investment criteria of our primary 30-year product. The short-term, interest-only loan allows borrowers to address any qualifying issues with their credit and/or the underlying property before bridging into a longer-term loan. In June 2018, we added a second short-term, interest-only loan product which allows borrower draws for rehabbing residential rental property. Historically, we have aggregated and sold these short-term, interest-only loans at a premium to par to institutional investors, which has generated attractive income for us with limited capital while also allowing us to establish an underwriting track record and monitor the performance of these loans. Given our increased experience providing these loans, we are currently evaluating long-term financing alternatives for these loans and may elect to retain them in the future to be more consistent with our investment strategy of holding loans in our portfolio and earning a spread.

In June 2019, we began originating a 30-year fixed-rate amortizing term loan to complement our primary product as we believe there is meaningful demand for fixed-rate loans within our core market. More importantly, these loans provide our brokers with an alternative to the primary product enabling them to meet the specific needs of their customers.

Opportunistically Acquire Portfolios

We continually assess opportunities to acquire portfolios of loans that meet our investment criteria. Over the past 15 years, our management team has developed relationships with many financial institutions and intermediaries that have been active investor real estate loan originators or investors. We believe that our experience, reputation, and ability to effectively manage these loans makes us an attractive buyer for this asset class, and we are regularly asked to review pools of loans available for purchase. In our experience, portfolio acquisition opportunities have generally been more attractive and plentiful during market conditions when origination opportunities are less favorable. Accordingly, we believe our acquisition strategy not only augments our core origination business, but also provides a counter-cyclical benefit to our overall business.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Since 2008, we have reviewed over $10.2 billion of investor real estate loans, bid on approximately $508.5 million of loans that fell within our underwriting guidelines, and, through this process, selectively acquired 294 loans with total UPB of $166.8 million.

Our Portfolio

Loans Held for Investment

Our typical loan is secured by a first lien on the underlying property with the added protection of a personal guarantee and, based on the loans in our portfolio as of June 30, 2019, has an average balance of approximately $321,000. As of June 30, 2019, our portfolio of loans held for investment totaled $1.7 billion of UPB on properties in 45 states and the District of Columbia. Of the 5,197 loans held for investment as of June 30, 2019, 97.5% of the portfolio, as measured by UPB, was attributable to our loan origination business, while the remaining 2.5% of the portfolio, or 95 loans, totaling $42.2 million in UPB, were related to acquisitions. During the year ended December 31, 2018 and the six months ended June 30, 2019, we originated 1,708 and 848 loans to be held for investment totaling $587.2 million and $291.8 million, respectively.

Our investor real estate loans have longer-term maturities compared to other commercial real estate loans. As of June 30, 2019, 99.9% of our loans held for investment, as measured by UPB, were fully-amortizing. The principal amount of a fully-amortizing loan is repaid ratably over the term of the loan, as compared to a balloon loan where all, or a substantial portion of, the original loan amount is due in a single payment at the maturity date. We believe that fully-amortizing loans face a lower risk of default than balloon loans, as the final payment due under the balloon loan may require the borrower to refinance or sell the property.

We target loans with loan-to-value ratios, or LTVs, between 60% and 75% at origination as we believe that borrower equity of 25% to 40% provides significant protection against credit losses. As of June 30, 2019, our loans held for investment had a weighted average LTV at origination of 65.0%. Additionally, as of June 30, 2019, borrowers personally guaranteed 99.9% of the loans in our held for investment portfolio and had a weighted average credit score at origination of 707, excluding the 1.1% of loans for which a credit score is not available.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following charts illustrate the composition of our loans held for investment as of June 30, 2019:

(*)	Percentages may not sum to 100% due to rounding.
(1)	Portfolio stratifications based on unpaid principal balance for loans held for investment as of June 30, 2019.
(2)	Portfolio stratifications based on unpaid principal balance for loans held for investment as of June 30, 2019.
(3)	The approximately 1% portion of our loans held for investment with an LTV greater than 75% consists primarily of acquired loans.

Loans Held for Sale

Although our primary focus is long-term maturity real estate loans, we are continually assessing market developments for attractive opportunities in which we can leverage our experience, network and personnel. In March 2017, we began originating short-term, interest-only loans to be used for acquiring, repositioning or improving the quality of 1-4 unit residential investment properties. This product typically serves as an interim solution for borrowers and/or properties that do not meet the investment criteria of our primary 30-year product. The short-term, interest-only loan allows borrowers to address any qualifying

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

issues with their credit and/or the underlying property before bridging into a longer-term loan. In June 2018, we added a second short-term, interest-only loan product which allows borrower draws for rehabbing residential rental property. Historically, we have aggregated and sold these short-term, interest-only loans at a premium to par to institutional investors, which has generated attractive income for us with limited capital while also allowing us to establish an underwriting track record and monitor the performance of these loans. Given our increased experience providing these loans, we are currently evaluating long-term financing alternatives for these loans and may elect to retain them in the future to be more consistent with our broader investment strategy of holding loans in our portfolio and earning a spread.

As of June 30, 2019, our portfolio of loans held for sale consisted of 306 loans with an aggregate UPB of $82.9 million, and carried a weighted average original loan term of 12.0 months and a weighted average coupon of 10.2%. As of June 30, 2019, 100.0% of our held for sale portfolio, as measured by UPB, was attributable to our loan origination business.

In line with our overall investment strategy, we target loans held for sale with LTVs between 60% and 75% at origination as we believe that borrower equity of 25% to 40% provides significant protection against credit losses. As of June 30, 2019, our loans held for sale had a weighted average LTV at origination of 67.0%. Additionally, as of June 30, 2019, borrowers personally guaranteed 100% of the loans in our held for sale portfolio and had a weighted average credit score at origination of 657.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following charts illustrate the composition of our loans held for sale as of June 30, 2019:

(*)	Percentages may not sum to 100% due to rounding.
(1)	Portfolio stratifications based on unpaid principal balance for loans held for sale as of June 30, 2019.
(2)	Represents LTV at origination for population of loans held for sale as of June 30, 2019.
(3)	There are no loans held for sale with an LTV greater than 75%.

Our Loan Characteristics

Our loans typically have the following characteristics:

Loan Size and Type

We originate and acquire loans with initial balances from $75,000 to $5.0 million secured by first mortgage liens on income producing and/or owner/user commercial properties. We make loans for business purposes only, which we believe limits our exposure to the regulatory constraints of consumer lending. We have a number of underwriting procedures we use to verify that new originations qualify as business purpose loans, including disclosures to new applicants, certifications from borrowers, data verifications sources, verification of real estate ownership, and other underwriting checks.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Property Types

Our loans are typically secured by the following property types:

Investor 1-4	1-4 unit residential properties that are rented or used for a business purpose

Mixed use	Residential apartments combined with office or retail space

Multifamily	Traditional apartment buildings, duplexes, condominiums and other properties with five or more units

Retail	Income producing property from which various types of retail products, merchandise or services are sold by businesses

Office	Commercial property occupied by professional or business offices

Warehouse	Commercial structures used to hold products and goods for a fee and typically located in industrial areas

Other	Self-storage units, mobile home parks, auto services, light industrial, hospitality establishments and other commercial enterprises

We do not make consumer loans or lend on raw land and we generally avoid special-purpose properties such as churches, assisted-living facilities and gas stations. As of June 30, 2019, our held for investment loan portfolio was concentrated in investor 1-4 properties, representing 46.3% of the outstanding principal balance. Mixed use properties represented 13.7% and multifamily properties represented 11.3% of the outstanding principal balance. No other property type represented more than 10.0% of our held for investment loan portfolio. As of June 30, 2019, our held for sale loan portfolio was entirely concentrated in investor 1-4 properties.

Loan-to-Value

We seek to originate and acquire investor real estate loans with substantial borrower equity in the underlying properties. We target a weighted average LTV range for the portfolio at time of origination of 60% to 75%. Pools of investor real estate loans that we have reviewed typically have LTVs at time of origination ranging from 50% to 80% and we intend to price new acquisitions such that the acquisition LTV would fall within our targeted range of 60% to 75%. As of June 30, 2019, our loans held for investment had a weighted average LTV at origination of 65.0% and loans held for sale had a weighted average LTV at origination of 67.0%. We measure the LTV of our originated loans using the loan amount and appraisal values at the time of origination. In instances where the LTV at origination is not available for an acquired loan, the LTV reflects our best estimate of value at the time of acquisition.

Geography

We typically do not lend on any property located in a city with a population less than 25,000 and outside a 25-mile radius of a city with a population in excess of 100,000. We generally prefer to lend in larger metropolitan statistical areas, or MSAs. As of June 30, 2019, 92.7% of our held for investment loan portfolio was secured by real estate located in a top 100 MSA.

Credit Scores and Personal Guarantees

We emphasize credit scores in our underwriting process and have found them to correlate with borrower delinquency. In addition, all of our originated loans are secured by a personal guarantee from the

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

primary principals of the related business and/or borrowing entity. For acquired loans, in cases where the credit score is not available, we will determine the adequate price reduction necessary to compensate us for the risks associated with a low or nonexistent credit score or the absence of a personal guarantee. As of June 30, 2019, our held for investment loan portfolio had a weighted average credit score at origination of 707, excluding the 1.1% of loans for which a credit score is not available, and our held for sale loan portfolio had a weighted average credit score at origination of 657. There is no minimum credit score that a potential borrower must have in order to obtain a loan from us.

Debt Service Coverage Ratio

We evaluate the debt service coverage ratio, or DSCR, for all loans secured by commercial real estate. We utilize DSCR to determine loan amounts by requiring certain minimum ratios based on the net operating income relative to the debt payments secured by the underlying real estate. For owner-user commercial properties, we require a minimum DSCR of 1.00x, for multifamily and mixed-use properties, we require a minimum DSCR of 1.20x, and for all other commercial properties, we require a minimum DSCR of 1.25x.

Term and Interest Rate

The typical loan in our held for investment portfolio provides a 30-year, fully-amortizing term. For our originated loans, interest rates are typically fixed for the first three or eight years, comprising 87.4% and 7.7%, respectively, of our loan originations during the six months ended June 30, 2019, and then convert to adjustable rate mortgages. The note rates are floored at the initial rate and after the initial fixed-rate period, adjust every six months with a margin (typically 4-5%) added to an index (typically the prime rate). These types of loans are often referred to as hybrid adjustable rate mortgages, or ARMs because they have a fixed and variable rate feature. We utilize standard loan documents and borrowers are not permitted to convert our ARMs to fixed-rate mortgages. Based on UPB as of June 30, 2019, approximately 98.6% of our loans held for investment portfolio were ARMs. The weighted average coupon on our held for investment portfolio was 8.6% as of June 30, 2019.

In June 2019, we began originating 30-year fixed-rate amortizing term loans to complement our primary product as we believe there is meaningful demand for fixed-rate loans within our core market. As of June 30, 2019, these loans represented 0.9% of our loans held for investment, as measured by UPB, and had a weighted average coupon of 8.2%.

The typical loan in our held for sale portfolio provides a fixed-rate, interest-only term. As of June 30, 2019, all of the loans in our held for sale portfolio had an initial loan term of 12 months with a weighted average coupon of 10.2%.

Prepayment Provisions

The investor real estate loans we originate generally contain prepayment penalty provisions. Prepayment penalties are common in the investor real estate loan market and help the owner maintain an expected yield for the loan. When loans are prepaid, the note holder loses the potential income that could have been earned from holding the loans through the contractual term, but offsets that lost income with the prepayment penalty paid by the borrower. In the case where a prepayment penalty is prohibited by state law, we adjust our initial rate accordingly to compensate for the risk of prepayment. As of June 30, 2019, 98.0% of the loans in our held for investment portfolio contained a prepayment penalty provision with a weighted average remaining prepayment penalty period of 23 months. We do not utilize prepayment penalty provisions for the short-term, interest-only loans in our held for sale portfolio.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Underwriting Guidelines

Our underwriting approach focuses on generating attractive returns while minimizing credit losses and is enhanced by automation through the extensive use of customized systems to power automation and drive our use of data analytics. We apply the same disciplined due diligence and underwriting process to all loans we review, regardless of whether they are originated or acquired. Our asset-driven underwriting philosophy encompasses property level due diligence, including lease and rent reviews, local market liquidity and trend assessment and a rigorous valuation process. In addition, we perform individual borrower diligence, including credit review, evaluation of experience and asset verification. We believe our extensive access to proprietary data gives us a differentiated perspective and underwriting ability.

We operate under a documented master credit policy, which outlines our standard credit requirements and underwriting guidelines. Our credit policy and underwriting guidelines were developed, and are continually reviewed, by our senior management team comprised of individuals with over 25 years of experience underwriting and managing real estate loans. We believe our credit policy and underwriting guidelines are key differentiators compared to our peers as they facilitate both speed and consistency of execution.

Our underwriting guidelines are primarily intended to assess the value of the property, to evaluate the adequacy of the property as collateral for the loan and to determine the final loan amount. In our risk evaluation process, the most important areas are:

•	value of real estate;

•	borrower’s credit history;

•	experience of management;

•	strength of local real estate market; and

•	adequacy of financial data.

Primary consideration is given to the value of the real estate securing the loan. We generally expect the property to be the primary source of repayment for each loan and do not rely on the personal income from an individual and/or guarantor to make a credit decision. In addition, we evaluate the borrower’s credit history, underwrite the title report to ensure our loan is a first lien on the property, review relevant inspection reports and purchase contracts (if applicable), review the borrower’s disclosures and applications, assess any environmental concerns and evaluate the complete file for creditworthiness. In evaluating the credit quality of our borrowers, we utilize credit bureau risk scores, or a FICO score, a statistical ranking of likely future credit performance developed by Fair, Isaac & Company and the three national credit data repositories: Equifax, TransUnion and Experian. FICO scores are used to determine eligibility, pricing and maximum loan-to-value ratio. We may adjust the maximum loan-to-value ratio and/or pricing for a borrower whose credit score does not appear to accurately represent his/her creditworthiness by granting an exception to our guidelines. For contemplated loan acquisitions, we review the above information and utilize the borrower’s loan payment history to determine creditworthiness.

Loan Origination and Management Process

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Step 1: Sourcing

We originate investor real estate loans through our established network of mortgage brokers, mortgage bankers and financial institutions. As of June 30, 2019, we had approximately 2,900 approved broker relationships that are established and maintained by our team of 122 account executives located throughout our eight offices. We run background checks on all brokers that apply to be approved with us and require brokers to execute our standard agreement, including our zero-fraud requirement. Once a broker has been approved by our compliance department, our account executives work with them to source new loan applications. The brokers will collect preliminary borrower information and work with us to determine if the loan meets our underwriting guidelines.

Note: States colored according to legend based on origination volume over the twelve months ended June 30, 2019. Excludes Washington, DC, Hawaii and Alaska which, respectively, accounted for $20.4 million, $9.0 million and $1.0 million of LTM loan originations.

Step 2: Screening

Loans are reviewed and pre-screened to determine whether they meet our underwriting guidelines. Brokers can submit applications on behalf of borrowers through our online application portal. We utilize this tool to gather relevant information to screen new applicants. Our proprietary software evaluates this information to determine if the loan meets our credit criteria and determines loan pricing based on the risk criteria. This 24/7 online technology allows us to process numerous applications and give fast answers to

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

our brokers. For all loans, we review the credit history of the applicant, review the type and use of the property being financed, and review the condition of the property. We continually refine and update our credit criteria as we learn more about loan performance from our servicing history.

(1)	Approximate percentages based on number of loan applications received during the six months ended June 30, 2019.

Step 3: Appraisal

The valuation process commences once a loan application has passed the initial screening phase. We require a current real estate appraisal on all assets that will be secured by a newly originated fully-amortizing loan. For short term-loans, we require an appraisal or broker price opinion with an interior inspection. We maintain an internal list of licensed appraisers and constantly monitor their performance through our internal review process as well as asset management feedback. This process is designed to increase the quality of the appraisals we rely upon and foster long-term partnerships with our preferred appraisers. We typically utilize local appraisers versus national firms and do not allow the broker or borrower to order the appraisal. Our engagement letter specifically designates us as the customer and prohibits external influence from other parties. The type of report required is based on the nature and complexity of the property type. All appraisals for residential rental loans are rental-based appraisals and include an interior inspection of the property. All appraisals for commercial property loans are compliant with the Uniform Standards of Professional Appraisal Practice.

Step 4: Review

The valuation process culminates with a review completed by our real estate group to ensure that the appraisal is prepared in a manner that is consistent with our underwriting guidelines. Our professional, in-house licensed appraisers have years of experience evaluating the types of property we lend on and we rely on their expertise to manage risk. They utilize our historical data, as well as third-party data sources to identify market trends, comparable sales or rents and other relevant real estate data. Additionally, we often

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order property inspection reports to understand the physical condition of the property securing our loan. Our real estate group analyzes the property based on the appraisal and all other relevant data, then concludes their findings in an internal review report. For loans more than $2.0 million, a second site inspection and/or appraisal will be conducted. Commercial appraisals are re-underwritten by our on-staff Certified General Licensed Appraisers, whereby they determine an estimate of gross income, expenses, net operating income and appropriate cap rate. This estimate is used to determine reasonableness in the original appraisal and manage appraisal quality. For residential rental properties, an automated valuation model, or AVM, is obtained for each loan and evaluated by our licensed appraisal review staff. For acquired loans, we use an internal review process to verify recent sales and listing data and review of the original appraisal and other third-party data that is available to determine an estimate of the value of the underlying real estate.

Step 5: Approval

Our underwriters evaluate the borrower’s credit history, experience, liquidity and other criteria to develop a borrower profile that is measured against our underwriting guidelines. Additionally, they analyze title reports, credit reports, real estate holdings, disclosures and legal reviews to ensure that the loan conforms to our underwriting guidelines and the borrower is deemed credit worthy. As they compile an approval or denial, they rely on the review by our real estate group to evaluate the strength of the property and incorporate these findings into their final decision. Our staff has extensive experience underwriting investor real estate loans and has been well trained to evaluate applicants according to our credit philosophy.

When a borrower does not meet all of our credit guidelines, we can grant an underwriting exception requiring various levels of approval based on materiality and all exceptions are recorded and tracked. Underwriters have delegated approval authority at various levels below $750,000. Loans between $1.0 million and $2.0 million require approval from our Chief Credit Officer and all loans greater than $2.0 million require approval from our Chief Executive Officer Christopher Farrar or Chief Operating Officer Joseph Cowell.

Step 6: Servicing

Primary Servicing

We have developed a sophisticated loan monitoring process to efficiently manage our loan portfolio. In connection with this monitoring process we outsource primary loan servicing, which helps us maintain the benefits of scale. Primary servicing involves many automated processes, such as payment processing, monthly statement generation, tax and insurance processing and other standard administrative responsibilities. All loans in our portfolio remain on the primary servicer’s system for the life of the loan. Our primary servicer provides borrowers with multiple ways to pay their monthly payments, including check, ACH, wires and pay by phone. We currently have three primary servicers: Mr. Cooper (formerly known as Nationstar Mortgage), Ocwen Commercial Servicing, and Situs.

We utilize daily information transmissions received from our primary servicers to monitor our portfolio, analyze trends and identify potential problem loans as early as possible. The daily data feed flows into our data warehouse for use by a variety of departments. In addition, we have read-only access to our primary servicer’s servicing system, allowing us to see up to date contact with the borrowers. We have also developed a user friendly “loan lookup” application that allows our employees to easily look up individual loans in our portfolio.

Our primary servicer’s payment and contact information is provided to our borrowers at the time the loan is closed. Loan set up data and documentation is transmitted to our primary servicer on a weekly basis so that the loans are seamlessly set up on their system prior to the first payment being due.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our primary servicer also plays a significant role in the securitizations that we issue. They handle all investor reporting, report and remit all collections to the trustee on a monthly basis. In addition, they may have a responsibility to advance both principal and interest payments as well as tax and insurance expenses to the trust, in accordance with the securitization documents.

Asset Management

We have a dedicated in-house asset management team consisting of eight dedicated employees that focuses exclusively on resolving delinquencies, which require a more hands-on approach to work closely with borrowers and ultimately minimize credit losses. Our in-house team monitors loans when they become 60 or more days past due. Asset managers are assigned a portfolio of loans to manage until the loan is current or entirely resolved. The team makes direct contact with borrowers to assess and resolve issues and develops various loss mitigation strategies, including repayment plans and forbearance agreements. In the event the borrower is unable to pay the loan, our team will initiate foreclosure of the loan, using local counsel or a foreclosure trustee, depending on the state. While the loan is in foreclosure, we may also attempt to capture the rental income from the property by enacting the assignment of rents clause in the loan documents or obtaining a court appointed receiver to manage the property. Foreclosure timelines vary widely based on state law and our strategies incorporate those requirements in determining the best recovery strategy. We enforce our legal rights quickly and this is our most commonly used resolution method due to the significant amounts of equity protecting our loan position.

If the borrower does not cure the loan, we will prepare a bid for the foreclosure sale process. If we are the winning bidder, our team will oversee the management and disposition of real estate owned, or REO, properties. In this situation, we will hire a local realtor to list and sell the property. In addition, we may hire property management to manage the property and coordinate any necessary repairs. As of June 30, 2019, we were actively monitoring 429 assets in special servicing. Of these, 193 loans, or 45.0%, were more than 60 days past due but not in foreclosure and 217 loans, or 50.6%, were in some stage of foreclosure. In most foreclosure cases we expect the borrower to sell the property or refinance our loan due to the significant equity remaining in their property. Typically, borrowers incur a default rate of interest that is 4% greater than the note rate as loans make their way through the foreclosure process. During the six months ended June 30, 2019, we recognized $1.7 million in default interest over and above the contractual interest collected.

Our Financing Strategy

We typically finance our new loan originations using warehouse repurchase facilities provided by Citibank and Barclays. As of June 30, 2019, these two agreements had an aggregated maximum borrowing capacity of $450.0 million, of which $200.0 million were committed amounts and $250.0 million were uncommitted amounts. In September 2018, we entered into a new secured revolving loan facility with Pacific Western Bank with a fully committed maximum borrowing capacity of $50.0 million. All of these agreements are revolving full recourse credit facilities secured by our investor real estate loans. Depending on the agreement, our collateral is subject either to mark-to-market valuation or a valuation determined by the lender, and we may be subject to margin calls if the value of our collateral decreases. These warehouse repurchase facilities contain customary covenants, including financial covenants, that if breached could lead to acceleration of all amounts due under the facilities and termination of these facilities. As of June 30, 2019, and December 31, 2018, 2017 and 2016, we were in compliance with all such covenants. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for additional information about our warehouse repurchase facilities.

Once we have originated between approximately $175 million and $400 million in new loans, we securitize the loans through a real estate mortgage investment conduit, or REMIC, structure and issue the bonds to third parties through individual trust vehicles. All of our securitizations are issued as private

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

placements pursuant to Rule 144A under the Securities Act and utilize a REMIC structure except for the 2011 transaction which was not a REMIC and issued one class of bonds treated as debt for tax purposes. These REMIC transactions create significant U.S. GAAP versus tax differences as the U.S. GAAP treatment is a debt financing, however the IRS requires sale treatment and requires us to recognize taxable income to the extent the fair market value exceeds our cost basis, the payment of which creates a deferred tax asset. We are the sole beneficial interest holder of each of the trusts, through our wholly-owned subsidiaries. Proceeds from the issuance of the securities are then used to pay down the balances on our warehouse repurchase facilities. As of June 30, 2019, we had executed ten securitizations of our investor real estate loans, raising over $2.2 billion in gross debt proceeds. In addition, in July 2019, we completed our eleventh securitization of investor real estate loans, raising an additional $207.0 million in gross debt proceeds.

	At Issuance		Securities Retained as of
($ in thousands)	Mortgage Loans	Securities Issued	Issuance Date	June 30, 2019	December 31, 2018	Stated Maturity Date
2011-1 Trust	$74,898	$61,042	$13,856	$13,856	$13,856	August 2040
2014-1 Trust	191,757	161,076	30,682	9,596	9,596	September 2044
2015-1 Trust	312,829	285,457	27,372	15,530	15,657	July 2045
2016-1 Trust	358,601	319,809	38,792	17,931	17,931	April 2046
2016-2 Trust	190,255	166,853	23,402	9,514	9,514	October 2046
2017-1 Trust	223,064	211,910	11,154	11,154	11,154	April 2047
2017-2 Trust	258,528	245,601	12,927	9,170	10,631	October 2047
2018-1 Trust	186,124	176,816	9,308	7,668	8,256	April 2048
2018-2 Trust	324,198	307,988	16,210	14,084	15,893	October 2048
2019-1 Trust	247,979	235,580	12,399	12,251	—	February 2049
2019-2 Trust	217,921	207,020	10,901	—	—	June 2049

Total	$2,586,154	$2,379,152	$207,003	$120,754	$112,488

Depending on market conditions, we may increase leverage on our investments with an amount of debt we deem prudent, subject to applicable risk retention rules. Our decision to use leverage to finance our assets will be based on our assessment of a variety of factors, including, among others, the anticipated liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in our portfolio, the availability of credit at favorable prices, the credit quality of our assets and the outlook for our borrowing costs relative to the interest income earned on our assets and, where applicable, regulatory requirements with respect to securitizations.

Going forward, our financing sources may include borrowings in the form of additional bank credit facilities (including term loans and revolving facilities), additional warehouse repurchase facilities, structured financing arrangements, future securitizations and public and private equity and debt issuances, in addition to transaction or asset-specific funding arrangements. We intend to use leverage primarily to finance our portfolio and not for speculating on changes in the level of interest rates. We are not required to employ specific debt levels, and we believe the appropriate leverage for the particular assets we may finance depends on the factors discussed above.

We expect to continue financing our loan portfolio with equity and our financing arrangements, including warehouse lines for short-term financing and securitizations for long-term financing. We do not, however, plan to structure any securitizations as sales or utilize off-balance-sheet vehicles. We believe using securitizations to finance our investor real estate loans fits well with our strategy of holding interest-earning assets over the long-term to earn a spread. This type of financing structure more closely matches the asset duration with the duration of the financing.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Risk Management

Risk management is a significant component of our strategy to deliver consistent risk-adjusted returns to our stockholders. We will closely monitor our investment portfolio and actively manage the credit, financing, interest rate and servicing risks associated with holding a portfolio of our target assets.

Credit Risk Management

We retain the risk of potential credit losses on the assets in our portfolio, whether originated or acquired. We seek to manage this risk through our loan level pre-origination and pre-acquisition due diligence and underwriting processes. We employ the same asset-driven, disciplined credit risk management techniques and underwriting policies whether we originate or acquire investor real estate loans. Prior to originating or investing in any particular asset, our experienced underwriting team undertakes a rigorous asset-level due diligence process, involving intensive data collection, review and analysis, to ensure that we understand the state of the market and the risk-reward profile of the asset. For originated loans, we employ standard documentation requirements and require appraisals prepared by local independent third-party appraisers selected by us, which are internally reviewed and discounted in the underwriting process, as necessary, by our in-house licensed appraisers. Our approach to credit risk management combines underwriting assumptions with direct knowledge of local market conditions and loan performance results. We generally seek to originate investor real estate loans to borrowers that have strong credit scores, who personally guarantee the loans and have at least 25% equity in the properties securing the loans. We generally avoid lending on properties that are special-purpose in nature, and we prefer properties to be in or near metropolitan statistical areas. We also avoid lending to start-up companies and typically require businesses utilizing the property securing our loan to have been operating for at least two years. We have maintained our underwriting policies since 2004 and we review and revise these policies from time to time based on performance feedback and as market conditions change. Loan performance feedback shapes our credit policy and risk guidelines as we continually monitor our performance both at the portfolio and individual loan level.

Asset Management

We recognize the importance of active asset management in successful mortgage investing, and we have a dedicated team of professionals that manage credit, appraisal/valuation, legal/title, servicing and property liquidation risks. When underwriting loans, we evaluate the cash flow of the property, the value of the real estate underlying the loan, market conditions, comparable sales and recent trends. In addition, we evaluate the borrower and/or guarantor’s credit history, assets and net worth, business history, and operating experience to determine creditworthiness. In conjunction with our third-party loan servicers, we regularly analyze causes of delinquency, causes of default, results from liquidations of properties acquired through foreclosure and geographic trends, so we are continually managing risk and improving our overall investment process. We employ our special servicing techniques to mitigate credit losses in our portfolio. Our in-house asset management team works closely with our servicers to deliver high-touch servicing techniques, which include assisting borrowers with workouts, modifications and/or repayment plans to resolve delinquencies. The investor real estate asset class is unique in combining characteristics of commercial and residential real estate, and we believe our high-touch approach to servicing these loans is crucial to successful risk management and portfolio performance over the long-term.

Interest Rate Risk

Our interest rate risk arises from the mismatch of interest rate changes that may occur between our loans and the related financing sources. Most of our loans have an initial fixed period and then convert to ARMs. The most sensitive mismatch occurs while our newly originated fixed-rate loans reside on our

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

warehouse repurchase facilities, which adjust monthly based on a spread to LIBOR. If short-term rates increase, our warehouse expense will increase while the interest rate we earn on the pledged loans will remain fixed and our interest spread will decrease. We constantly monitor changes in interest rates to manage this risk by changing the rates we charge on new originations during the aggregation period prior to executing securitizations.

After we have originated between approximately $175 million and $400 million in loans, we execute securitizations collateralized by these loans and repay the warehouse financings with the proceeds received from the issuances. As of June 30, 2019, 93.2% of our securitizations were fixed-rate bonds.

We plan to reduce interest rate risks and to minimize exposure to interest rate fluctuations through the use of long-term, fixed-rate, match-funded financing structure. We expect this to allow us to minimize the risk of refinancing our liabilities before the maturities of our assets and to reduce the impact of changing interest rates on our earnings. We do not currently hedge our assets, but may choose to hedge interest rate risk at some point in the future through the use of interest rate swaps, caps or other financial instruments, or through a combination of these strategies.

Financial Management

We have certain financial covenants in our warehouse repurchase facilities and corporate-level debt that require us to maintain appropriate levels of cash and liquidity. We monitor various financial reports to ensure compliance with these financial covenants and requirements. We actively monitor cash and liquidity to ensure that changes in our portfolio will not cause us to fall below the minimum thresholds in our warehouse repurchase facilities and corporate-level debt. In addition, our management meets frequently to update our allowance for loan losses and our compliance with accounting guidelines to estimate expected losses.

Competition

The business of financing investor real estate loans is competitive. We compete with specialty finance companies, regional and community banks and thrifts, public and private entities, institutional investors, mortgage bankers, insurance companies, investment banking firms, and other financial institutions, and we expect that additional competitors may be organized or otherwise enter our core market in the future. We believe we compete favorably through diversified borrower access driven by our extensive network of mortgage brokers and by emphasizing a high level of real estate and financial expertise, customer service, and flexibility in structuring transactions, as well as by attracting and retaining experienced managerial and marketing personnel. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. Some of our competitors may be better positioned to market their services and financing programs because of their ability to offer more favorable rates and terms and other services. Such rates may be impacted by the competitor’s size, cost of funds, and access to funding sources that are not available to us, such as GSE financing programs for 1-4 unit residential rental loans and certain multifamily loans. For additional information concerning these competitive risks, see “Risk Factors—We operate in a competitive market for loan origination and acquisition opportunities and competition may limit our ability to originate and acquire loans, which could adversely affect our ability to execute our business strategy.”

Government Regulation

Certain states in which we conduct business require approval, registration or licensing. We hold the following licenses in order to originate and acquire investor real estate loans: a Finance Lenders License issued by the California Department of Business Oversight in California, a Mortgage Lender Servicer

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License in Florida issued by the Florida Office of Financial Regulation, and a Mortgage Broker License in Nevada issued by the Nevada Department of Business and Industry Division of Mortgage Lending. In the other states where we conduct business, licensing is either not required or we operate under state-specific exemptions. Typically, the mortgage broker that originates the loan that we make, fund or acquire is licensed or exempt from licensing in the state where the loan is made. We also hold a federal Housing Administration, or FHA, Title II approval from the Department of Housing and Urban Development, which permits us to make certain government-insured loans.

We may be required to obtain licenses to originate investor real estate loans in the various additional jurisdictions in which we conduct our business or to acquire investor real estate loans. If we are required to obtain additional licenses to originate or acquire investor real estate loans, the process may be costly and could take several months. There is no assurance that we will obtain the licenses required or that we will not experience significant delays in seeking these licenses. Furthermore, we may be subject to various reporting and other requirements to maintain these licenses, and there is no assurance that we may satisfy those requirements. Our failure to maintain or obtain licenses may restrict our investment options and could harm our business. We may consummate this offering even if we have not yet obtained all required licenses. We intend to be licensed in those states where licenses are required for us to acquire investor real estate loans as soon as reasonably practicable after this offering.

Employees

As June 30, 2019, we had 246 employees. None of our employees are represented by a labor union.

Properties

Other than real estate owned in connection with our lending activities, we do not own any real property. Our corporate headquarters are located in leased space at 30699 Russell Ranch Road, Suite 295, Westlake Village, CA 91362.

Legal Proceedings

From time to time, in the ordinary course of business, we are involved in various judicial, regulatory or administrative claims, proceedings and investigations. These proceedings and actions may include, among other things, allegations of violation of banking and other applicable regulations, competition law, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future judicial, regulatory or administrative claims or proceedings. Although occasional adverse decisions or settlements may occur, our management does not believe that the final disposition of any currently pending or threatened matter will have a material adverse effect on our business, financial position, results of operations or cash flows.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INDUSTRY OVERVIEW

National Housing Market Overview

This “National Housing Market Overview” section is derived from a market study that was prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC, or JBREC, based on the most recent data available as of December 2018. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. This “National Housing Market Overview” section contains forward-looking statements, which are subject to uncertainty. Forecasts prepared by JBREC are based on data (including third-party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice. There is no assurance any of the forecasts will be achieved. We believe the data utilized by JBREC that is contained in this section is reliable, but we have not independently verified this information.

Industry Overview

Residential housing is the largest real estate asset class in the United States with a total value of more than $25.6 trillion, according to the Federal Reserve Flow of Funds report for the third quarter of 2018. Since 1965, according to the U.S. Census Bureau, approximately one-third of this asset class has been rented and single-family homes currently comprise 16.3 million units, or roughly one-third of the 46.8 million residential rental housing units. Total housing inventory consists of approximately 137.8 million units.

Single-family homes (i.e., one-unit residential properties) account for the majority of the one- to four-unit renter occupied housing stock and represent the most liquid U.S. real estate asset class, with an average of 5.3 million existing single-family home sales per year from 2000-2018.

The following chart provides information about the inventory of U.S. housing as of June 2018 by unit.

U.S. Housing Inventory

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Rental Market

JBREC estimates that there were 46.8 million occupied rental units (including detached and attached units) in the United States as of June 30, 2018, of which 16.3 million, or 35%, were single-family and an additional 8.3 million units, or nearly 18%, were two- to four-unit buildings. Historically, much of the ownership of one- to four-unit rental properties in the United States has been concentrated among smaller, non-institutional investors who own one to two properties. Since 2012, the single-family rental segment has been the most active, with larger institutional investors and operators acquiring these homes at scale, helping to grow the overall housing market share of single-family rental homes. Despite this growth, large institutional owners still own a very small percentage of the total number of single-family rental homes. The four largest publicly-traded, single-family rental REITs owned approximately 163,800 homes as of September 30, 2018, which constituted approximately 1.0% of the total 16.3 million single-family occupied rental homes. Although the precise number of homes owned by investors with 10 or more homes is unknown, JBREC believes that these investors own approximately 11.3% of the total single-family rental homes.

The 2008-2009 global financial crisis caused a unique situation for investors to materially increase the supply of single-family rental housing. The economy’s decline and dramatic drop in home prices led to the foreclosure of millions of homes throughout the United States. As described below, this increase in foreclosures coincided with a discernable increase in the stringency of mortgage underwriting standards. As a result, many of these homes were acquired by investors and placed into the single-family rental pool. The number of single-family rental homes increased 41% from 11.5 million as of June 30, 2006 to 16.3 million as of June 30, 2018. Of the 4.8 million increase in single-family rental homes, only 163,800 are owned by the four largest publicly traded REITs, so the vast majority are owned by investors with smaller portfolios of homes. Following the downturn, homeownership fell from an all-time high of 69.2% as of December 31, 2004 to 62.9% as of June 30, 2016. More recently, homeownership has increased to 64.4% as of September 30, 2018. In recent years, the growth rate of the supply of single-family rental homes has diminished, as the U.S. homeownership rate has begun to increase and the number of homes going through the foreclosure process has declined to just 30% of levels in 2010, which was the peak year for foreclosures during the housing downturn, according to the Mortgage Bankers Association.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Housing Demand

Job growth is the most important factor for a healthy housing market. After significant losses from 2008 through 2010, the year-over-year recovery of jobs resumed in 2011 and has been steadily trending higher. JBREC forecast positive job growth through 2020, although the job growth rate is expected to decelerate to 1.1% in 2019 and 0.4% in 2020 as JBREC expects the economic expansion to slow. As of September 30, 2018, year-over-year employment gains totaled 2.5 million jobs. JBREC forecasts 2.5 million jobs will be created in 2018, with growth slowing to 1.6 million in 2019 and 0.7 million in 2020, representing eleven consecutive years of job growth.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

JBREC believes a substantial portion of forecasted net household formation growth is expected to be renter households, which should strengthen demand for 1-4 unit residential rental properties. As the economy continues to drive job growth and the population ages, JBREC forecasts that an estimated 1.2 million net new households will be formed per year on average through 2020. This pace is similar to that experienced in other post-recessionary periods. Demographic trends also will contribute to this future household growth. Demographic shifts are forecast to increase the 35-44-year-old cohort (a primary driver of household formation) by 5.9 million people from 2018-2025, according to the U.S. Census Bureau. This cohort’s rentership rate grew from 32% in 2007 to 41% in 2017.

The 2008-2009 global financial crisis and the increase in foreclosures that followed were the initial drivers of the decline in the homeownership rate. But a number of other factors have also contributed, and JBREC expects these trends to continue. The propensity to rent has increased for every age group amongst a delaying of major life events, increasing student loan burdens, rising interest rates, and increasing underwriting criteria to obtain a mortgage. In addition, historically, JBREC believes many households merely preferred to rent due to the flexibility it provides. Consequently, the national rentership rate, which is the inverse of the homeownership rate, is currently at 35.6%, after reaching a high of 37.1% in the second quarter of 2016, the highest rate since 1973.

Since JBREC forecasts 2020 to be the eleventh consecutive year of economic growth, JBREC expects that some sectors of the economy will cool. The historical average of economic recoveries is 5.5 years going back to 1950s, and JBREC anticipates the current recovery will be the longest on record dating back that far.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

New Home Supply

JBREC forecasts steady new residential construction activity through 2019, led largely by increasing single-family permit activity. However, with continued new home price increases coupled with rising mortgage interest rates, JBREC expects affordability to worsen, impacting the demand for for-sale single family housing. As a result, JBREC anticipates that single-family permits should decline slightly in 2020. A contributing factor to slowing for-sale single-family homes is that new home buyers in many markets around the country have been negatively impacted by rising mortgage rates and worsening affordability. JBREC believes that poor affordability may increase demand for rental homes.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

According to data compiled by the U.S. Census Bureau and the U.S. Bureau of Labor Statistics, there are currently 1.9 jobs being created for each new homebuilding permit as of November 30, 2018. A balanced ratio in a stable market is one homebuilding permit issued for every 1.1 to 1.5 jobs created. After declining significantly during the national recession when employment growth was negative, the job growth-to-permits ratio has increased and remained above 1.5 every month since 2011, due to a rise in employment growth coupled with historically low homebuilding permit levels. Over time, JBREC expects the relative excess of job growth to homebuilding permits to put upward pressure on rental rates, as well as new and existing home prices. Recently, steady permit growth and slower employment growth has brought the ratio closer to a balanced ratio. However, rising home prices and mortgage interest rates have negatively impacted affordability for homebuyers in several markets. Generally, JBREC believes existing home price appreciation through 2020 will be tempered relative to the prior few years while household incomes continue to rise to partially offset rising home prices and mortgage rates.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

After decreasing to 4.0 million existing home sales transactions in 2011 from a peak of nearly 7.1 million transactions six years prior, non-seasonally adjusted existing home sales were just over 5.2 million transactions through the twelve months ended October 31, 2018 according to the National Association of Realtors. A lack of inventory from 2014 through 2017 limited sales activity in the existing home market, and JBREC expects the resale sales volume will fall to 4.8 million in 2020 due to rising mortgage rates negatively impacting affordability. The share of sales that were for investment purposes has steadily declined to nearly 22% in the fourth quarter of 2017 from a high of 29% in the second quarter of 2013, based on JBREC estimates using data from CoreLogic, a third-party data provider that aggregates home sales data from public filings. JBREC believes that rising non-investor activity should offset falling investor activity.

JBREC’s projected job and household growth through 2020 should support sales of the anticipated new home supply, which is coming off historical lows. New single-family home sales transactions reached a trough in 2011, at 306,000 homes sold, according to the U.S. Census Bureau, and JBREC forecasts new home sales will be at 620,000 sales in 2018 and 2019, and then decrease to 606,000 sales in 2020.

Mortgage Market

Many potential home buyers continue to find it difficult to qualify for a mortgage. As a result of the 2008-2009 global financial crisis, more stringent underwriting standards were implemented by traditional bank lenders, including making fewer loans to borrowers with lower FICO scores and implementing additional documentation requirements. These increased standards have made it difficult for many potential home buyers to obtain traditional mortgage financing. For example, according to the Federal Reserve Bank of New York, just 3.3% of mortgage originations went to borrowers with credit scores of 620 and below in the third quarter of 2018. However, because lenders have increased the qualifications required for borrowers to obtain home mortgages, default levels are near historic lows while consumer confidence and sentiment are strong.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Mortgage Originations by Credit Score (Share of Dollar Volume)

Source: Federal Reserve Bank of New York, Quarterly Report on Household Debt and Credit. (Data as of September 30, 2018).

Thirty-year, fixed-rate mortgage interest rates have risen from a historically low level of 3.3% in late 2012 to 4.8% as of November 2018. If mortgage interest rates continue to rise, potential home buyers will be negatively impacted by rising homeownership costs and may instead choose to, or be forced to, rent. JBREC forecasts a continued gradual increase in the 30-year, fixed-rate mortgage rate to an average of 5.3% for 2020.

Home values have historically been influenced more by the strength of the economy than by changes in mortgage interest rates. Except for hyperinflationary times, the demand created by a growing economy (increased employment, income growth, and increased consumer confidence) has generally offset the increased cost of housing caused by rising mortgage rates. Importantly, while rising interest rates increase the cost of homeownership, rising rates have not historically been linked to falling home prices, especially during periods of economic expansion and wage growth. However, the recent rapid rise in mortgage rates combined with rapidly rising home prices have been listed as contributing factors to slowing new home sales over the past several months. Affordability has been negatively impacted and homebuyers and sellers are adjusting to these new rates.

For the duration of the housing recovery to date, home prices have been rising faster than incomes. National home ownership affordability is now worse than average, despite relatively low mortgage rates. This has made it increasingly more challenging for households to find homes to purchase in the locations they want and can afford. With many households having limited savings for a down payment, and mortgage rates now approaching 5%, more home shoppers are hitting a payment ceiling, which again may shift some housing demand to rental homes.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Barriers to Entry Limit New Supply

Minimal residential land entitlement processing and development occurred during the prolonged housing downturn (2007 through 2012), and the supply of finished, or even approved lots remains relatively limited in many markets. More recently, Federal, State and local regulations on entitlement and development activities have grown increasingly complex, which adds to the cost, time, and uncertainty of project entitlement in most regions. As such, a lag in the delivery of new finished residential lot supply is one contributing factor to the slow rate of growth in new home construction, particularly for more affordably priced homes.

The skilled labor and management pool for homebuilding and land development has been reduced significantly due to the diffusion of personnel into other industries during the protracted downturn. Prior workers have retired, changed to part-time or have transitioned to other industries. At the same time, fewer new job candidates are entering the local homebuilding and land development labor force, driving up labor-related costs and limiting new supply.

The lack of capital and loans may also be limiting lot development activity. The outstanding loan balances for land acquisition, construction, and development are relatively low compared to the previous cycle.

Financing of Single-Family Rental Homes

The number of single-family rental homes continues to increase even as the number of homes entering the foreclosure process has declined. Buyers of single-family rental homes have found additional opportunities to purchase non-foreclosure homes. Furthermore, there is an increased interest in build-for-rent homes, a potential source of supply to single-family rental investors. There were an estimated 963,400 non-owner occupied single-family homes purchased between October 2017 and September 2018 and at the time of purchase, mortgages were recorded on approximately 461,470, or 48%, of these transactions.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

About this National Housing Market Overview

This “National Housing Market Overview” section was prepared in the fourth quarter of 2018 in connection with this offering by John Burns Real Estate Consulting, LLC. Founded in 2001, JBREC is an independent research provider and consulting firm focused on the housing industry. This “National Housing Market Overview” section contains forward-looking statements which are subject to uncertainty.

The estimates, forecasts and projections prepared by JBREC are based upon numerous assumptions and may not prove to be accurate. This “National Housing Market Overview” section contains estimates, forecasts and projections that were prepared by JBREC, a real estate consulting firm. The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation. No assurance can be given that these estimates are, or that the forecasts and projections will prove to be, accurate. These estimates, forecasts and projections are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. The application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this “National Housing Market Overview” section. Other real estate experts have different views regarding these forecasts and projections that may be more positive or negative, including in terms of the timing, magnitude and direction of future changes.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, geo-political events and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this “National Housing Market Overview” section might not occur or might occur to a different extent or at a different time. For the foregoing reasons, JBREC cannot provide any assurance that the estimates, forecasts and projection, including third-party data, contained in this “National Housing Market Overview” section are accurate, actual outcomes may vary significantly from those contained or implied by the forecasts and projections, and you should not place undue reliance on these estimates, forecasts and projections.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

TRENDS IN SMALL BALANCE LENDING

This “Trends in Small Balance Lending” section is derived from a market study that was prepared for us in connection with this offering by Boxwood Means, LLC, or Boxwood, based on the most recent data available as of November 2018. Founded in 2003, Boxwood is a leading provider of market research, and valuations and data analytics in the small commercial property and loan space. This “Trends in Small Balance Lending” section contains forward-looking statements, which are subject to uncertainty. Forecasts prepared by Boxwood are based on data (including third-party data), models and experience of various professionals, and are based on various assumptions, all of which are subject to change without notice. There is no assurance any of the forecasts will be achieved. We believe the data utilized by Boxwood that is contained in this section is reliable, but we have not independently verified this information.

1. Introduction

The U.S. commercial mortgage market is massive with a record $530.1 billion in loan originations across various investor groups during 2017, according to an annual survey conducted by the Mortgage Bankers Association. Robust “space” market fundamentals, peak asset values and an abundance of low-cost debt accompanying rising U.S. economic growth, among other factors, have sustained the momentum of loan closings eight years into the commercial real estate, “CRE”, market’s expansion.

These same positive factors have also buoyed a sizable segment or subset of this debt space commonly referred to as the small-balance loan, or “SBL”, market, which is typically defined as closed commercial and multifamily loans under $5 million in value. SBL market participants mainly support the financing needs of small property investors and small business owner operators for various asset types in geographical markets large and small throughout the country, ranging from a 10-unit apartment building in Framingham, Massachusetts, a neighborhood strip center in Fort Collins, Colorado to an owner-occupied, light assembly plant in Fresno, California.

The research by Boxwood presented on the following pages describes the size and shape of the SBL market, some of the key factors driving its growth and the composition of participating lenders.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

2. Market Size and Shape

Overall Size and Trend

As a result of the wide-ranging assortment of eligible primary and secondary property types, SBL origination volume is considerable in its own right. Closed loans exceeded $200 billion in each of the last five years and averaged an estimated $221.1 billion per year according to Boxwood’s research. During this same period, SBL originations peaked in 2016 at an estimated $238.7 billion and then eased 4.1% in the following year.

                                   Source: Boxwood Means, LLC; Federal Reserve Board.

Favorable small-cap CRE fundamentals and investment trends have been major drivers of the SBL market’s recent prosperity. The consistent, moderate growth of the economy after the financial crisis has served as a catalyst for the more than eight-year recovery and expansion of the CRE market. In the “space” markets, positive net absorption across office, industrial and retail sectors accrued for 32 consecutive quarters dating back to 2010 according to Boxwood’s analysis of data from Costar, Inc.2 With a consistent excess of demand over supply, the aggregate national vacancy rate plummeted to 4.3% by the close of third quarter of 2018, the lowest point since at least 2006.

[2]	Boxwood employs national data from CoStar solely involving commercial properties under 50,000 square feet as a proxy for small-cap CRE space market statistics and trends.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

                                                         Source: Boxwood Means, LLC; CoStar, Inc.

As a result, rents have surged beyond nominal levels attained before the financial crisis, with annual growth rates among the property types that has varied between 4 and nearly 10 percent and top historical averages. Similarly, supply scarcity in the affordable rental housing sector pushed small-cap multifamily vacancies to the lowest point in the historical time series and multifamily rents to new highs.

These robust fundamentals, coupled with low interest rates, have increased investment sales and debt market growth. Boxwood’s research shows a substantial rise in small-cap CRE3 deal volume during the market’s expansion that doubled the annual total to $120 billion in 2017 from four years earlier.

SBL originations have closely tracked these broader market conditions on both the upside and downside over time. For example, estimated annual originations averaged just $143.3 billion during the previous five-year period (2008-2012) while experiencing a severe annual decline of 33.2% as the financial crisis waned in 2009.

However, with an estimated $107.6 billion of closed loans during the first half of 2018, the market appeared as of November 2018 to be on pace to surpass the $200 billion level for a sixth consecutive year as extant market forces galvanize small property investors.

Top Geographical Markets

Similar to other real estate finance sectors, SBL originations are centered in a majority of the most populous states in the country. The top 10 states by SBL origination volume include (in rank order of population size) California, Texas, Florida, New York, Pennsylvania, Illinois and Georgia, as well as New Jersey, Washington and Colorado. Combined, these 10 states account for a disproportionate share of total U.S. volume, at 65% or approximately $150 billion per annum on average between 2015 and 2017. Over the five years ending 2017, origination volume in the top 10 states advanced by 15.6% while volume in the balance of states increased by only 9.2%. This variation in originations growth is largely attributable to the sizable difference in state-level economic activity associated with the number and size of large metropolitan areas in these top 10 states.

[3]	Boxwood tracks small-cap commercial and multifamily sales transactions under $5 million in value.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

                                                                              Source: Boxwood Means, LLC

Source: Boxwood Means, LLC	Source: Boxwood Means, LLC

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

California continues to be the largest state for SBL originations, accounting for an estimated $45.0 billion or almost 20% of total U.S. volume in 2017, nearly twice the volume in the next two most productive states, Texas and New York, with an estimated $23.3 billion and $20.9 billion, respectively. However, leadership amongst these 10 states varies when taking relative rates of growth into consideration. From 2013 to 2017, nine of the top 10 states showed volume increases, led by Washington (27.1%), New York (24.7%) and Colorado (20.9%). Notably, the SBL volume growth in Washington and Colorado coincided with the fact that these two states generated the fastest year-over-year growth in state gross domestic product during 2017, according to data from the Bureau of Economic Analysis.

                                                                              Source: Boxwood Means, LLC

Purchase and Refinance Activity

The majority of SBL volume derives from refinance activity due to the typical limited-duration structure of these loans, including initial loan terms that customarily range from as little as three to ten years and result in large balloon payments upon maturity. Refinance loans accounted for an estimated $134.5 billion or nearly 59% of total volume during 2017 while purchase loans amounted to an estimated $94.3 billion (41%). This dollar split between loan types has been fairly consistent over the past five years, though a doubling of small-cap property sales over the period to nearly $120 billion triggered comparatively faster growth in purchase dollars as well as purchase loan counts4.

[4]

While both purchase and refinance loans are sensitive to market cycles, refinancing activity tends to be relatively more stable throughout. For example, small-cap property sales dropped significantly during the financial crisis, and purchase loan activity followed suit. Refinance volume fell less steeply and, as a result, surpassed 70% of total annual originations during and immediately following the crisis.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

                                                                              Source: Boxwood Means, LLC

Going forward, rising interest rates will likely have some degree of adverse impact on CRE finance markets broadly, as increased borrowing costs limit borrower debt capacity. As a result, Boxwood believes purchase loan activity can be expected to decelerate in the long term, though, in the short term, rising interest rates are likely to have an opposite and positive effect on refinance activity as property owners and investors attempt to lock in relatively low rates of financing.

Dollar Loan Buckets

Given the size and diversity of collateral in the SBL market, there is substantial borrower demand for a wide range of loan sizes. In addition, categorizing loans into buckets such as loans under $1 million and loans of $1 to $5 million is particularly relevant in the context of rising sales transaction volumes and small-cap CRE prices5.

The majority of SBL originations, or nearly 70%, derive from the larger loan bucket, averaging an estimated volume of $150.4 billion over the five-year period from 2013 to 2017 and cresting at an estimated $164.6 billion in 2016. For loans under $1 million, originations averaged an estimated $70.7 billion per year and likewise peaked during 2016 at an estimated $74.1 billion. Given a robust small-cap CRE investment market that continued through mid-year 20186 and the fact that some amount of loans naturally migrate to larger sizes as property prices increase, it is not surprising that the dollar value of these bigger loans grew at a faster pace and then dipped at a slower relative rate in 2017.

[5]

Boxwood’s Small Commercial Price Index (SCPI), that covers commercial (non-multifamily) sales transactions under $5 million across 125 U.S. metropolitan areas, had by the close of 2017 recovered nearly 100% of a deficit incurred at the 2012 nadir. As of the last reading in July, 2018, SCPI had climbed 2.1% above the previous cyclical peak.

[6]	Boxwood reported that small-cap property sales were ahead of 2017’s record volume as of July 2018.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

                                                                              Source: Boxwood Means, LLC

Despite the preponderance of loans in the $1 to $5 million category in dollar terms, Boxwood believes an enduring and distinguishing characteristic of the SBL market is the outsized quantity of smaller commercial mortgages that are backed by small income-producing and owner-user properties in communities across the country. The number of loans under $1 million far exceeds the amount originated in the larger category, averaging more than 198,000 per annum and representing approximately 74% of the total closed loans in the SBL market from 2013 to 2017.

                                                                              Source: Boxwood Means, LLC

Boxwood believes the magnitude of these smaller loans underscores the vitality and breadth of the SBL market, and also highlights the importance that such loans potentially play in wealth creation for private investors as well as in driving growth for small business owners. It also speaks to the significant fragmentation of the SBL market and extensive opportunities that have attracted lenders to the space.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

3. Top Lenders and Market Share

Top Lenders

As suggested above, annual SBL originations have tracked small-cap CRE investment trends and improving conditions in the U.S. economy. As such, the number of lender firms operating in the SBL market has also fluctuated with market dynamics. Boxwood believes that, traditionally, commercial banks have been the leading source of debt financing in the SBL market but are increasingly vulnerable to the lending efforts of a wide variety of alternative or nonbank entities, including specialty finance companies, private lenders, debt funds and online marketplace lenders. These nonbanks have proliferated in line with the growing SBL market.

Over the five years ending in 2017, Boxwood’s research indicates that the top 15 lenders7 were still dominated by large national and regional banks, namely JP Morgan Chase (4.6% overall market share) and Wells Fargo Bank (3.0%). Only one nonbank, CBRE Capital Markets (ranked #3 with a 1.6% share) had consistently posted to the leader board.

                                                                              Source: Boxwood Means, LLC

Market Share

Whereas the top 15 lenders commanded 21.6% of the market in 2013, their aggregate market share narrowed to 17.8% by 2017, a continuation of a downward trend that started in 2012 when, following the financial crisis, the market share of the top 15 lenders peaked at nearly 28%. Boxwood believes it is unlikely that commercial banks have voluntarily relinquished their dominion over the SBL space. Instead, Boxwood

[7]

This analysis tracked the loan production of the same 15 lenders over the five-year period without respect to the possibility that a top lender may have fallen out of this group based on a decline in market share.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

believes that legacy systems, operational inefficiencies and regulatory constraints8 have driven banks to pull back from SBL lending or move “up market” to larger loan sizes as evidenced by the median loan size for the top 15 lenders increasing steadily to nearly $1 million from 2013 to 2017. In addition, Boxwood believes these factors opened the gates to competition from nonbanks, some of which have accelerated closing times with streamlined processes aided by technological and digital advancements that attract borrowers despite nonbanks’ typically higher interest rates and fees. Boxwood believes that, as a result, alternative lenders and other market forces are taking market share from the top national and regional banks.

                                                                              Source: Boxwood Means, LLC

4. Boxwood Conclusion

Based on the foregoing, Boxwood believes the SBL market is massive and, in the five-year period ending 2017, has proven to be consistently fertile ground for lenders and an abundant source of capital for small investors and small business owners. It is not a market without nuance and cyclical fluctuation; nor is it impervious to structural change. Among other considerations, Boxwood believes this research suggests the cyclical nature of the CRE market represents an intrinsic and recurring challenge to the staying power of many lenders in the SBL domain. Now in the digital era, Boxwood believes it is imperative that principal lenders gain the scale, and risk management and innovation capacity to withstand the next downturn and compete long term.

[8]

Generally, banks face internal, operational challenges to maintaining efficient and profitable SBL production processes. Too frequently, a bank’s effort spent on origination, underwriting and review of a $1 million loan can rival the resources leveled at a credit facility valued at 10 times that amount or more. In addition, internal systems and workflow processes can be overly complex or antiquated, producing friction that prolongs the time to close loans. Externally, bank lending – especially construction financing – has been adversely affected by shifting regulations such as Tier 1 capital requirements and HVCRE (High Volatility Commercial Real Estate) rules.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MANAGEMENT

Directors and Officers

The following table sets forth the names, ages and positions of our executive officers and individuals who are expected to serve as our directors following completion of this offering.

Name	Age	Position(s)
Christopher D. Farrar	53	Chief Executive Officer and Director
Mark R. Szczepaniak	61	Chief Financial Officer
Jeffrey T. Taylor	51	Executive Vice President, Capital Markets
Graham M. Comley	40	Chief Information Officer, Velocity Commercial Capital LLC
Joseph A. Cowell	40	Chief Operating Officer, Velocity Commercial Capital LLC
Daniel J. Ballen	36	Director
Alan H. Mantel	56	Director
John P. Pitstick	46	Director Nominee
John A. Pless	42	Director

Biographical Information

Christopher D. Farrar has served as our Chief Executive Officer, and as a member of our board of directors since 2004 and is a founding member of the Company. Mr. Farrar will remain a director upon the completion of this offering. Mr. Farrar brings extensive operating experience and history with the Company and management skills to our board of directors. Mr. Farrar has an extensive background in finance, lending, raising capital and business operations. Mr. Farrar co-founded the Company in 2004. Prior to that time, Mr. Farrar served as a Vice President for Namco Capital Group, Inc., originating commercial real estate loans, and as Senior Vice President of United States Production at Weyerhaeuser Mortgage Company. Prior to his tenure at Weyerhaeuser Mortgage Company, Mr. Farrar formed and served as Chief Credit Officer for Worth Funding, a mortgage banking firm. Mr. Farrar received a Bachelor of Science in business administration from Pepperdine University and is a licensed California Real Estate Broker (inactive).

Jeffrey T. Taylor has served as our Executive Vice President, Capital Markets since 2004 and is a founding member of the Company. Mr. Taylor has more than 26 years of experience in the secondary mortgage market. Mr. Taylor co-founded the Company in June 2004. Prior to that time, Mr. Taylor worked for two different opportunity funds that purchased Resolution Trust Corporation and FDIC loan portfolios and as Vice President of Operations for 2dmkt.com, an Internet start-up that created a platform for trading commercial real estate loan portfolios on the Internet. Mr. Taylor also served as a Vice President with BayView Financial Trading Group L.P. where he managed the Northern California, Oregon and Washington markets for the commercial lending group and at Countrywide Securities Corporation where he served as a Transaction Manager. Mr. Taylor received a Bachelor of Arts from the University of California, Santa Cruz in economics and history and a Master of Real Estate Development from the University of Southern California.

Mark R. Szczepaniak has served as our Chief Financial Officer since May 2017. Mr. Szczepaniak has more than 30 years of industry experience in the real estate/financial services industry and has held various senior positions with both publicly and privately-held finance companies. Mr. Szczepaniak served as Managing Director of Finance at PennyMac Loan Services, LLC from November 2013 until joining us in 2017. From 2009 to 2012, Mr. Szczepaniak served as Chief Financial Officer of Prospect Mortgage. From 2004 to 2007, Mr. Szczepaniak served as Chief Financial Officer and Vice President of Finance of the Federal Home Loan Bank of Seattle and from 1996 to 2004 he served as Senior Vice President and

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Corporate Controller at the Federal Home Loan Bank of Chicago. Mr. Szczepaniak is a Certified Public Accountant, licensed in the state of California, and a Chartered Global Management Accountant. Mr. Szczepaniak received his Bachelor of Science in finance and accounting from St. Joseph’s College.

Graham M. Comley has served as Chief Information Officer of our operating subsidiary, Velocity Commercial Capital LLC, since September 2016. He has held various senior and executive positions with both publicly and privately-held companies. From February 2015 to August 2016, Mr. Comley was Director of Advanced Analytics for the West Coast at West Monroe Partners, where he practiced consulting in numerous industries undergoing profound change. From September 2013 to January 2015, he served as Director of Strategic Services at TIBCO Inc., a software company providing business intelligence solutions. From 2010 to 2013, Mr. Comley served as Senior Vice President of Consulting at Extended Results, a business intelligence company which he helped position for acquisition by TIBCO Inc. in 2013. From 2009 to 2010, he served as Business Development Manager at P2 Solutions, a consulting company that provides technology services to clients. From 2001 to 2007 he served as Vice President of Operations at Deterministics, a restaurant labor management, productivity and engineering company. Mr. Comley is a Trustee Board Member for The Leukemia & Lymphoma Society’s Washington/Alaska Chapter. Mr. Comley received his Bachelor of Science in Metallurgical Engineering from the University of Washington.

Joseph A. Cowell has served as our Chief Operating Officer since April 1, 2016. Mr. Cowell has 15 years’ experience in real estate finance and mortgage lending operations. Mr. Cowell has held a variety of roles at Velocity Commercial Capital since joining in 2004. From 2012 to 2016, he served as Chief Credit Officer, Senior Vice President of Whole Loan Acquisitions, and Vice President of Production and Operations. Prior to joining Velocity, Mr. Cowell worked at BayView Financial Trading Group as a capital markets analyst and an account executive for a Bayview subsidiary company, Interbay Funding. Mr. Cowell received a Bachelor of Arts from Western Colorado State University in Business Administration, a Certificate in Real Estate from the University of California Los Angeles, and a Master of Science degree in Banking and Financial Services Management from Boston University.

Daniel J. Ballen has served as a member of our board of directors since December 2016 and will remain a director upon the completion of this offering. He has led numerous private equity investments in both the U.S. and Europe, and currently serves as a board member on a wide range of both private and public companies in the financial services and technology sectors. Mr. Ballen brings significant private equity and investment experience to our board of directors. Since June 2014, Mr. Ballen has served as a Portfolio Manager and Senior Vice President at Pacific Investment Management Company LLC, where he helps lead the corporate private equity investment strategy for the firm’s alternative investment complex. Prior to joining Pacific Investment Management Company LLC, Mr. Ballen was a member of the private equity investment teams at Pine Brook Partners from 2011 to April 2014 and at Bain Capital from 2007 to 2010, where he executed and managed private equity investments in the U.S. across a variety of sectors. Mr. Ballen started his career in the investment banking division of Bear, Stearns & Co., where he was a member of the U.S. financial institutions advisory team. Mr. Ballen received a bachelor’s degree from Emory University.

Alan H. Mantel has served as a member of our board of directors since 2007 and will remain a director upon the completion of this offering. With over 25 years on Wall Street, Mr. Mantel has experience across a wide array of investment banking disciplines including corporate finance, financial advisory services and structured finance. Mr. Mantel brings to our board of directors extensive experience in the financial services sector, including leveraged and structured finance, and background with and knowledge of accounting principles. Mr. Mantel is a Partner of Snow Phipps and has served in such capacity since its inception in 2005. Mr. Mantel served as Managing Director at Donaldson, Lufkin & Jenrette Inc. prior to its

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

merger with Credit Suisse. Mr. Mantel served as Managing Director in the Leveraged Finance department at Credit Suisse from 2000 to 2004. Mr. Mantel was a Senior Accountant and Certified Public Accountant (inactive) at Ernst & Young LLP from 1985 to 1988. Mr. Mantel received a Bachelor of Science in accounting from the State University of New York at Albany and a Master of Business Administration in finance from the University of Chicago.

John P. Pitstick is expected to join our board of directors upon the closing of this offering. Mr. Pitstick has experience in accounting, taxes, capital markets, financial operations, internal controls, and SEC reporting/compliance matters. Mr. Pitstick brings over 20 years of combined experience as an executive of publicly traded and privately held companies along with experience at a major accounting firm to our board of directors. Mr. Pitstick served as Chief Financial Officer of publicly traded Conversant, Inc., from March 2005 until leaving in March 2015 following Conversant’s sale to a strategic buyer. Since September 2015, Mr. Pitstick has served as the Chief Financial Officer of privately held software company Seven Lakes Enterprises, Inc. From 1995 to 2004, Mr. Pitstick worked for Ernst & Young LLP serving a broad range of clients in the technology, biotech and financial services industries as a Certified Public Accountant and ultimately as a Senior Manager. Mr. Pitstick received a Bachelor of Science in accounting from the University of San Francisco.

John A. Pless has served as a member of our board of directors since 2007 and will remain a director upon the completion of this offering. Mr. Pless brings broad finance and corporate governance experience to our board of directors. Mr. Pless joined Snow Phipps at the inception of the firm in 2005 and became a Partner in 2012. Prior to that time, Mr. Pless served as Associate Director in the Financial Institutions Group at UBS Investment Bank, the investment banking arm of UBS AG, where he worked on a wide range of mergers and acquisitions and capital raising transactions for banks and specialty finance companies. Before joining UBS, Mr. Pless worked at Guggenheim Merchant Banking. Mr. Pless currently serves on the boards of BlackHawk, Cascade, EnviroFinance Group, HCTec, Ideal Tridon, Kele and Winchester Interconnect. Mr. Pless received a Bachelor of Arts in economics from Middlebury College.

There are no family relationships among any of our directors, prospective directors or executive officers.

Role of Board of Directors in Risk Oversight

The board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting by the Audit Committee. The Audit Committee represents the board of directors by periodically reviewing our accounting, reporting and financial practices, including the integrity of our financial statements, the surveillance of administrative and financial controls and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, and internal audit functions, the Audit Committee reviews and discusses all significant areas of our business and summarizes for the board of directors all areas of risk and the appropriate mitigating factors. In addition, our board of directors receives periodic detailed operating performance reviews from management. As used in this prospectus, “board of directors” refers (1) to our board of managers prior to our conversion from a limited liability company to a corporation in connection with this offering, and (2) to our board of directors after such conversion.

Composition of the Board of Directors after this Offering

We expect to have                             directors upon the completion of this offering.

Our certificate of incorporation will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors in accordance with our bylaws. Our bylaws will provide that the number of directors will not be less than the minimum number required under Delaware law or more than nine. The stockholders agreement that we intend to enter into in connection with this offering will provide that Snow Phipps will have the right to nominate up to two directors for so

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

long as Snow Phipps and its affiliates together with their permitted transferees hold at least     % of the number of shares of our common stock outstanding immediately following the consummation of this offering. Snow Phipps will have the right to nominate one director for so long as Snow Phipps and its affiliates together with their permitted transferees hold at least     % of the number of shares of our common stock outstanding immediately following the consummation of this offering. TOBI will have the right to nominate one director for so long as TOBI and its affiliates together with their permitted transferees hold at least     % of the number of shares of our common stock outstanding immediately following the consummation of this offering. Furthermore, Mr. Farrar will have the right to nominate one director until he ceases to hold at least                      % of the number of shares of our common stock outstanding immediately following the consummation of this offering. Our stockholders agreement will provide that we may, at our discretion, require that one of Snow Phipps’ director nominees be “independent” as defined by the NYSE. For so long as Snow Phipps and its affiliates have the right to designate at least one director, we must take all action necessary to ensure the board of directors does not exceed seven members.

At each annual meeting of stockholders, directors will be elected to serve from the time of election and qualification until the next annual meeting.

Committees of the Board of Directors

Upon the completion of this offering, our board of directors has provided for the establishment of an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee, and our board of directors has adopted new charters for its committees that comply with current federal and NYSE rules relating to corporate governance matters.

Audit Committee

Upon the completion of this offering, the Audit Committee will be comprised of Mr. Pitstick,                  and                  , each of whom is expected to be an independent director and “financially literate” under the rules of the NYSE. Mr. Pitstick will chair our Audit Committee and serve as our Audit Committee financial expert, as that term is defined by the Sarbanes-Oxley Act.

The purpose of the Audit Committee will be to assist our board of directors in overseeing and monitoring:

•	our financial reporting, auditing and internal control activities, including the quality and integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	our independent registered public accounting firm’s qualifications and independence; and

•	the performance of our internal audit team and our independent registered public accounting firm.

The Audit Committee will also be responsible for engaging our independent registered public accounting firm, reviewing with our independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by our independent registered public accounting firm, considering the range of audit and non-audit fees, reviewing the adequacy of our internal accounting controls and preparing the Audit Committee Report that is included in our annual proxy statement.

Compensation Committee

Upon the completion of this offering, the Compensation Committee will be comprised initially of                 ,                  and                     , each of whom is expected be an independent director under the rules of the NYSE.                will chair our Compensation Committee.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Compensation Committee will be responsible for approving, administering and interpreting the compensation arrangements and benefit policies of our executive officers, including our executive officer incentive programs. It will review and make recommendations to our board of directors to ensure that our compensation and benefit policies are consistent with our compensation philosophy and corporate governance guidelines. The Compensation Committee will also be responsible for reviewing and approving all of our equity-based compensation plans, implementing, administering and interpreting all equity-based and similar compensation plans to the extent provided under the terms of such plans, including the power to amend such plans, and reviewing and approving awards of shares or options to our executive officers and employees pursuant to our equity-based plans.

Nominating/Corporate Governance Committee

Upon the completion of this offering, the Nominating/Corporate Governance Committee will be comprised of                 ,                  and                 each of whom is expected to be an independent director under the rules of the NYSE.                will chair our Nominating/Corporate Governance Committee.

The purpose of the Nominating/Corporate Governance Committee will be to take a leadership role in shaping the corporate governance policies of the Company, identify individuals qualified to be nominated for election to the board of directors by stockholders, nominate committee chairpersons and, in consultation with the committee chairpersons, nominate directors for membership on the committees of our board of directors. When nominating directors for election to the board of directors, the Nominating/ Corporate Governance Committee will consider such potential nominees’ individual qualifications, including strength of character, mature judgment, familiarity with our business and industry, independence of thought and ability to work collegially with others, as well as other factors the committee may deem appropriate, which may include ensuring that the board of directors, as a whole, is appropriately diverse and consists of individuals with various and relevant career experience, technical skills, industry knowledge and financial expertise. It will also oversee the evaluation of members of the board of directors and management. In addition, the Nominating/Corporate Governance Committee will develop and recommend applicable Corporate Governance Guidelines to our board of directors.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the overall objectives of our executive compensation program, and each material element of compensation for the fiscal year ended December 31, 2018 that we provided to each person who served as our principal executive officer or principal financial officer during 2018 and our three most highly compensated executive officers employed at the end of 2018 other than those persons, all of whom we refer to collectively as our Named Executive Officers.

Our Named Executive Officers for the fiscal year ended December 31, 2018 were as follows:

•	Christopher D. Farrar, Chief Executive Officer;

•	Mark R. Szczepaniak, Chief Financial Officer;

•	Jeffrey T. Taylor, Executive Vice President, Capital Markets;

•	Joseph Cowell, Chief Operating Officer; and

•	Graham Comley, Chief Information Officer.

Our board of directors is responsible for establishing, implementing, and evaluating our employee compensation and benefit programs. Our board of directors annually evaluates the performance of our Chief Executive Officer and our other executive officers, establishes the annual salaries and cash bonus awards for our Chief Executive Officer and our other executive officers, and approves all equity awards. Our board of directors’ objective is to ensure that the total compensation paid to our Named Executive Officers as well as our other senior officers is fair, reasonable, and competitive. Generally, the types of compensation and benefits provided to our Named Executive Officers are similar to those provided to other senior members of our management team. Upon completion of this offering, our newly established Compensation Committee of the board of directors will be responsible for overseeing our compensation program.

Executive Compensation Objectives and Philosophy

The goal of our executive compensation program is to create long-term value for our investors while at the same time rewarding our executives for superior financial and operating performance and encouraging them to remain with us for long, productive careers. We believe the most effective way to achieve this objective is to design an executive compensation program rewarding the achievement of specific annual, long-term and strategic goals and aligning executives’ interests with those of our investors by further rewarding performance above established goals. We use this philosophy as the foundation for evaluating and improving the effectiveness of our executive pay program. The following are the core elements of our executive compensation philosophy:

•

Market Competitive: Compensation levels and programs for executives, including our Named Executive Officers, should be competitive relative to the marketplace in which we operate. It is important for us to leverage an understanding of what constitutes competitive pay in our market and build unique strategies to attract the high caliber talent we require to manage and grow our Company;

•	Performance-Based: Most executive compensation should be performance-based pay that is “at risk,” based on short-term and long-term goals, which reward both organizational and individual performance;

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	Investor Aligned: Incentives should be structured to create a strong alignment between executives and investors on both a short-term and a long-term basis; and

•	Financially Efficient: Pay programs and features should attempt to minimize the impact on our earnings and maximize our tax benefits, all other things being equal.

By incorporating these elements, we believe our executive compensation program is responsive to our investors’ objectives and effective in attracting, motivating, and retaining the level of talent necessary to grow and manage our business successfully.

Process for Determining Compensation

In determining the compensation of the Chief Executive Officer, our board of directors annually follows a thorough and detailed process. At the end of each year, our board of directors reviews a self-assessment prepared by the Chief Executive Officer regarding his performance and our performance, and meets (with and without the Chief Executive Officer) to evaluate and discuss his performance and our performance. While our board of directors tries to ensure that a substantial portion of the Chief Executive Officer’s compensation is directly linked to his performance and the performance of our business, the Compensation Committee also seeks to set his compensation in a manner that is competitive with compensation for similarly performing executive officers with similar responsibilities in companies we consider our peers.

In determining the compensation of each of our Named Executive Officers (other than the Chief Executive Officer), our board of directors seeks the input of the Chief Executive Officer. At the end of each year, the Chief Executive Officer reviews a self-assessment prepared by each Named Executive Officer and assesses our Named Executive Officer’s performance against the business unit (or area of responsibility) and individual goals and objectives. Our board of directors and the Chief Executive Officer then review the Chief Executive Officer’s assessments and, in that context, our board of directors approves the compensation for each Named Executive Officer.

Considerations in Setting 2018 Compensation

In approving 2018 compensation for our Named Executive Officers, our board of directors took under advisement the recommendation of the Chief Executive Officer relating to the total compensation package for our Named Executive Officers and, based on company-wide operating results and the extent to which individual performance objectives were met, our board of directors determined 2018 compensation for each of our Named Executive Officers. Our board of directors believes that the total 2018 compensation opportunity for our Named Executive Officers was competitive while at the same time being responsible to our investors because a significant percentage of total compensation in 2018 was allocated to variable compensation, paid only upon achievement of both individual and Company performance objectives.

The following is a summary of key considerations that affected the development of 2018 compensation decisions for our Named Executive Officers, and which our board of directors believes will continue to affect the compensation decisions of the Compensation Committee in future years:

Use of Market Data. We establish target compensation levels that are consistent with market practice and internal equity considerations (including position, responsibility and contribution) relative to base salaries, cash bonuses, and long-term equity compensation, as well as with the assessment of the appropriate pay mix for a particular position. In order to gauge the competitiveness of our compensation programs, we may also review compensation practices and pay opportunities from financial services and real estate lending industry survey data. We attempt to position ourselves to attract and retain qualified senior executives in the face of competitive pressures in relevant labor markets.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Emphasis on Performance. Our compensation program provides increased pay opportunity correlated with superior performance over the long term. When evaluating base salary, individual performance is the primary driver that determines our Named Executive Officer’s annual increase, if any. Historically, we have used discretionary cash bonuses to reward corporate and individual performance.

Importance of Company Results. In determining the amount of cash bonus for each Named Executive Officer, we may consider performance with respect to our success in implementing our short-term business strategies that yield long-term benefits, such as increasing or maintaining the amount of loans in our portfolio, credit quality and portfolio earnings. Our board of directors believes it is important to hold our Named Executive Officers accountable for overall company results.

Following this offering, we anticipate that the newly established Compensation Committee will adhere to the compensation philosophy described above. In addition, we anticipate that the Compensation Committee will retain an independent compensation consultant who will provide the Compensation Committee with input and guidance on all components of our executive compensation program and will advise the Compensation Committee with respect to market data for base salary, annual bonus and long-term equity compensation for similarly situated executives in our peer group.

Elements of 2018 Compensation Program

There are three key components of our executive compensation program for our Named Executive Officers:

•	base salary;

•	cash incentive bonus; and

•	long-term equity incentive compensation pursuant to the 2012 Equity Incentive Plan.

In addition to these key compensation elements, our Named Executive Officers are provided certain other compensation, as described in “—Other Compensation.”

We believe that offering each of the components of our executive compensation program is necessary to remain competitive in attracting and retaining talented executives. Base salaries and discretionary cash bonuses are designed to reward executives for their performance and our performance. Furthermore, the cash incentive bonuses and long-term equity incentive compensation align the executive’s goals with those of the organization and our stockholders. The components of incentive compensation (the cash bonus and equity awards) are significantly “at risk,” as the cash bonuses and the intrinsic value of the equity awards may depend on the extent to which certain of our operating and financial goals are achieved. Collectively, these components are designed to reward and influence the executive’s individual performance and our short-term and long-term performance.

Base Salary

We pay our Named Executive Officers base salaries to compensate them for services rendered each year. Base salary is a regular, cash payment, the amount of which is based on position, experience, and performance after considering the following primary factors: internal review of the executive’s compensation, relative to both U.S. national market targets and other executives’ salaries, and our board of directors’ assessment of the executive’s individual prior performance. Salary levels are typically considered annually as part of our performance review process but can be adjusted in connection with a promotion or other change in job responsibility.

The Compensation Committee increased the base salary of Mr. Cowell from $185,000 to $215,000, effective January 8, 2018, in order to provide a competitive salary for the executive’s particular position and

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

duties. In addition, the Compensation Committee increased the base salary of Mr. Comley from $180,000 to $250,000, effective January 8, 2018, in order to provide a competitive salary for the executive’s particular position and duties. Except for Messrs. Cowell and Comley, none of our Named Executive Officers received a base salary increase in the 2018 fiscal year or through the date of this prospectus. The following table summarizes the annual base salaries as of December 31, 2018 of our Named Executive Officers.

Name	2018 Salary ($)
Christopher D. Farrar	300,000
Mark R. Szczepaniak	275,000
Jeffrey T. Taylor	250,000
Joseph Cowell	215,000
Graham Comley	250,000

The base salary of Mr. Farrar was increased from $300,000 to $350,000, effective January 7, 2019, based upon the executive’s individual contributions and performance during the prior fiscal year, and to provide a competitive salary for the executive’s particular position and duties. None of our other Named Executive Officers received a base salary increase in the 2019 fiscal year through the date of this offering.

Cash Incentive Bonus

In addition to receiving base salaries, our Named Executive Officers are eligible to receive cash incentive bonuses.

We awarded discretionary cash bonuses to our Named Executive Officers for fiscal year 2018. Cash bonuses are designed to incentivize our Named Executive Officers at a variable level of compensation that is “at risk,” based on the performance of both the company and such individual. Bonuses have historically been awarded, if at all, at the discretion of the board of directors, with input from our Chief Executive Officer. We use discretionary bonuses to reward corporate and individual performance. In determining the amount of cash bonus for each Named Executive Officer, we may consider performance with respect to our success in implementing our short-term business strategies that yield long-term benefits, such as increasing or maintaining the amount of loans in our portfolio, credit quality and portfolio earnings and increasing distributions to our stockholders. The bonus amount is calculated based on a percentage of the participant’s base salary. The bonus amount is payable in a lump sum cash amount, and the payment with respect to any bonus amount is subject to the executive’s continued employment through the payment date.

Our Named Executive Officers are eligible to receive discretionary cash bonuses for fiscal year 2019.

Commencing in 2020, we expect our Compensation Committee to decide whether the cash bonus will continue to be paid on a discretionary basis or pursuant to a formal bonus program.

The following table provides the cash incentive bonus earned by each Named Executive Officer in fiscal year 2018. Each bonus was paid in January 2019.

Name	2018 Cash Incentive Bonus ($)
Christopher D. Farrar	400,000
Mark R. Szczepaniak	137,500
Jeffrey T. Taylor	175,000
Joseph Cowell	150,000
Graham Comley	100,000

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Long-Term Equity Incentive Compensation

In addition to base salary and cash bonus compensation, each of our Named Executive Officers is provided long-term equity incentive compensation. The use of long-term equity incentives creates a link between executive compensation and our long-term performance, thereby creating alignment between executive and investor interests.

2012 Equity Incentive Plan

The Velocity Financial, LLC 2012 Equity Incentive Plan became effective on July 23, 2012 (the “2012 Plan”). Under the 2012 Plan, we granted each Named Executive Officer awards of Class B units, which were non-voting profits interests in the Company that entitled each executive to participate in the appreciation in the Company’s value above the applicable monetary distribution thresholds set forth in the Class B unit award agreements and to share in our future profits. Equity awards granted to our Named Executive Officers under the 2012 Plan were determined based on market competitiveness, criticality of position and individual performance (both historical and expected future performance).

The 2012 Plan will be terminated effective as of the Conversion and all Class B units issued thereunder will be converted into shares of our common stock upon such termination, as described below. After the completion of this offering it is not expected that any awards will be issued under the 2012 Plan. Any awards granted under the 2012 Plan will remain subject to the terms of the 2012 Plan and the applicable Class B unit award agreements.

Purpose

The principal purpose of the 2012 Plan was to provide our employees, including our executive officers, as well as our directors and consultants, with incentives for continuing their service relationship with us, and to closely align their interests with those of our stockholders.

Administration

Our board of managers administered the 2012 Plan and had the sole discretion and authority to designate grantees of awards and make all decisions and determinations on matters relating to the 2012 Plan.

Awards Subject to 2012 Plan

The 2012 Plan provided for the grant of units to employees, officers, directors and consultants of the Company. As a condition to the issuance of a unit pursuant to the 2012 Plan, each grantee was required to enter into a unit award agreement, which provided the number of units issued to such grantee and the terms of such grant as determined by the board of managers. We reserved an aggregate of 16,071,791 units under the 2012 Plan (including the Class B units outstanding on the effective date of the 2012 Plan). As of December 31, 2018, no Class B units remained available for grant under the 2012 Plan.

Nontransferability and Distributions of Awards

Pursuant to the terms of the 2012 Plan, the Class B unit award agreements, and the Third Amended and Restated Operating Agreement of the Company, Class B units are not transferable and are only entitled to receive distributions in the event that distributions to Class A unitholders are in excess of the applicable distribution threshold set forth in the Unit Grant Agreement. None of the holders of Class B unit awards are currently entitled to receive distributions in respect of their units because the applicable distribution thresholds have not been achieved.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Amendment and Termination

The 2012 Plan provided that the board of managers may terminate or amend the 2012 Plan in any respect. The termination or any modification or amendment of the Plan, could not affect a grantee’s rights regarding units previously issued to such grantee without such grantee’s consent.

Class B Unit Awards

Each Named Executive Officer was issued the Class B units pursuant to the terms of our standard Class B unit award agreement under the 2012 Plan (the “Unit Grant Agreement”), as described below. On July 9, 2012, Mr. Farrar was granted 4,787,342 Class B units; Mr. Taylor was granted 1,367,812 Class B units; and Mr. Cowell was granted 150,000 Class B units. On May 19, 2017, Mr. Farrar was granted 1,986,872 Class B units; Mr. Szczepaniak was granted 2,000,000 Class B units; Mr. Taylor was granted 2,000,000 Class B units; Mr. Cowell was granted 750,000 Class B units; and Mr. Comley was granted 400,000 Class B units. None of our Named Executive Officers were granted any equity awards in 2018.

Vesting

Pursuant to the terms of the Unit Grant Agreement, the Class B units vest in equal annual installments on each of the first three anniversaries of the date of grant subject to continued service on each applicable vesting date. The Unit Grant Agreement further provides that upon the occurrence of an accelerated vesting event (as defined below), all otherwise unvested Class B units will vest immediately prior to the effective date of such accelerated vesting event.

Pursuant to the Unit Grant Agreement, “accelerated vesting event” means a transaction or transactions involving (i) a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary; (ii) a change in control; or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis.

Pursuant to the Unit Grant Agreement, “change in control” means any transaction or transaction in which, after giving effect to such transaction or transactions, securities representing in excess of 50% of the voting power of the Company (calculated on a fully-diluted basis) are owned directly, or indirectly through one or more entities, by any person other than Snow Phipps and its affiliates.

Effect of Certain Events on Awards

Pursuant to the Unit Grant Agreement, upon termination of employment without cause (as defined below) all unvested Class B units will continue to vest for a period of six months following such termination date; and upon termination for any other reason, all unvested Class B units will be immediately forfeited. In addition, upon termination of employment without cause, termination upon death or disability, or resignation by the executive, all vested Class B units (or Class B units that will vest within six months following termination) may be purchased by the Company for an aggregate purchase price equal to the fair market value of such Class B units as of the termination date. Upon termination of employment for cause or if the executive breaches a covenant provided in the Unit Grant Agreement, all vested Class B units will be immediately forfeited.

Pursuant to the 2012 Plan, “cause” means (i) grantee’s conviction of, or plea of guilty or nolo contendere to, a felony or other offense involving moral turpitude; (ii) grantee’s material breach of the Unit Grant Agreement; (iii) the nonprescription use of any controlled substance or abuse of alcohol that interferes with grantee’s job performance; (iv) the refusal by grantee to perform lawful duties directed by the board of directors; (v) grantee’s fraudulent act, bad faith or willful misconduct in the performance of his or her duties to the Company or its affiliates; (vi) grantee’s material dishonesty in the performance of his duties to the Company or its affiliates; or (vii) grantee’s gross negligence in the performance of his or her duties to the Company or its affiliates.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Confidentiality and Non-Solicitation Covenants

Pursuant to the Unit Grant Agreement, each Named Executive Officer is subject to a confidentiality covenant that survives the termination of the Named Executive Officer’s employment and any termination of the Unit Grant Agreement. Upon breach or threatened breach of the confidentiality covenant, the Company is entitled to an injunction restraining the Named Executive Officer from engaging in any activity constituting such breach or threatened breach, and may pursue any other remedies available at law or in equity. Pursuant to the Unit Grant Agreement, each Named Executive Officer is also subject to a non-solicitation covenant for a period that is the longer of (i) the Named Executive Officer’s term of employment, (ii) a period of twelve consecutive months after the Named Executive Officer’s employment terminates, and (iii) a period during which the Company is paying any amounts under the Unit Grant Agreement or providing benefits to the Named Executive Officer under any employment agreement or consulting agreement. Upon breach of the non-solicitation covenant, the Company is entitled to seek any remedy at law, or to enforce the specific performance of the Unit Grant Agreement and seek both temporary and injunctive relief.

Conversion of Class B Units into Shares

In connection with this offering, all outstanding vested and unvested Class B units, including those held by our Named Executive Officers, will be converted in the Conversion into restricted shares of our common stock granted under the Velocity Financial, Inc. 2019 Omnibus Incentive Plan, described below (the “2019 Plan”), on the basis of an exchange ratio that takes into account the number of unvested Class B units held, the applicable threshold value applicable to such Class B units and the value of the distributions that the holder would have been entitled to receive had the Company been liquidated on the date of such conversion in accordance with the terms of the distribution “waterfall” set forth in the Velocity Financial LLC limited liability company agreement. The unvested restricted shares of our common stock the Named Executive Officers receive will continue to vest in accordance with the same vesting schedule applicable to the Class B units from which such shares were converted. The following table sets forth the assumed number and value of vested shares of our common stock and unvested restricted shares of our common stock that each of our Named Executive Officers will receive upon conversion of their vested and unvested Class B units, in each case based on an assumed initial public offering price of $             per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

	Common Stock Received Upon Conversion of Vested Class B Units		Unvested Restricted Shares Received Upon Conversion of Unvested Class B Units
Name	(#)	($)	(#)	($)
Christopher D. Farrar
Mark R. Szczepaniak
Jeffrey T. Taylor
Joseph Cowell
Graham Comley

2019 Omnibus Incentive Plan

Prior to the completion of this offering, our board of directors will adopt, and we expect our stockholders to approve, the Velocity Financial, Inc. 2019 Omnibus Incentive Plan. Equity awards under the 2019 Plan will be designed to reward our Named Executive Officers for long-term stockholder value creation. In determining equity awards, we anticipate that our Compensation Committee will take into account the Company’s overall financial performance as well as its performance versus competitor firms.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The awards expected to be made under the 2019 Plan concurrent with the closing of this offering will be granted to recognize such individuals’ efforts on our behalf in connection with our formation and this offering, to ensure their alignment with our stockholder’s interests, and to provide a retention element to their compensation.

Purpose    The purpose of the 2019 Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.

Administration    The 2019 Plan will be administered by the newly established Compensation Committee of our board of directors or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors. The Compensation Committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2019 Plan and any instrument or agreement relating to, or any award granted under, the 2019 Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Compensation Committee deems appropriate for the proper administration of the 2019 Plan; adopt sub-plans; and to make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the 2019 Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the Compensation Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2019 Plan. Unless otherwise expressly provided in the 2019 Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2019 Plan or any award or any documents evidencing awards granted pursuant to the 2019 Plan are within the sole discretion of the Compensation Committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders. The Compensation Committee may make grants of awards to eligible persons pursuant to terms and conditions set forth in the applicable award agreement, including subjecting such awards to performance criteria listed in the 2019 Plan.

Awards Subject to 2019 Plan    The 2019 Plan provides that the total number of shares of common stock that may be issued under the 2019 Plan is             , which is referred to as the Absolute Share Limit. No more than the number of shares of common stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of incentive stock options. The maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $             in total value. Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock may be granted again under the 2019 Plan. Awards may, in the sole discretion of the Compensation Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, referred to as substitute awards, and such substitute awards will not be counted against the Absolute Share Limit, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under the 2019 Plan after the tenth anniversary of the effective date (as defined therein), but awards granted before then may extend beyond that date.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Options    The Compensation Committee may grant non-qualified stock options and incentive stock options, under the 2019 Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2019 Plan. All stock options granted under the 2019 Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards). All stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2019 Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (i) in cash or its equivalent at the time the stock option is exercised; (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Compensation Committee (so long as such shares have been held by the participant for at least six months or such other period established by the Compensation Committee to avoid adverse accounting treatment); or (iii) by such other method as the Compensation Committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price. Any fractional shares of common stock will be settled in cash.

Stock Appreciation Rights    The Compensation Committee may grant stock appreciation rights under the 2019 Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2019 Plan. The Compensation Committee may award stock appreciation rights in tandem with options or independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares or a combination of cash and shares, as determined by the Compensation Committee) equal to the product of (i) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the strike price per share, times (ii) the number of shares of common stock covered by the stock appreciation right. The strike price per share of a stock appreciation right will be determined by the Compensation Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units    The Compensation Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the Compensation Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the 2019 Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as a stockholder with respect to restricted stock units.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Other Equity-Based Awards and Cash-Based Awards    The Compensation Committee may grant other equity-based or cash-based awards under the 2019 Plan, with terms and conditions determined by the Compensation Committee that are not inconsistent with the 2019 Plan.

Effect of Certain Events on 2019 Plan and Award    In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a change in control, as defined in the 2019 Plan), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, that the Compensation Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), being referred to as an Adjustment Event), the Compensation Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the Absolute Share Limit, or any other limit applicable under the 2019 Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the 2019 Plan or any sub-plan and (C) the terms of any outstanding award, including, without limitation, (1) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (2) the exercise price or strike price with respect to any award, or (3) any applicable performance measures; it being understood that, in the case of any “equity restructuring,” the Compensation Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring.

In connection with any change in control, the Compensation Committee may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of awards, or to the extent the surviving entity does not substitute or assume the awards, the acceleration of vesting of, the exercisability of, or lapse of restrictions on awards and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the Compensation Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our common stock in such event), including, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof.

Nontransferability of Awards    Each award will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Compensation Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination    Our board of directors may amend, alter, suspend, discontinue, or terminate the 2019 Plan or any portion thereof at any time; but no such amendment, alteration, suspension,

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

discontinuance or termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the 2019 Plan or for changes in U.S. GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the 2019 Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the 2019 Plan; and any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Compensation Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination). However, except as otherwise permitted in the 2019 Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent. In addition, without stockholder approval, except as otherwise permitted in the 2019 Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Compensation Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (3) the Compensation Committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents    The Compensation Committee in its sole discretion may provide part of an award with dividends or dividend equivalents, on such terms and conditions as may be determined by the Compensation Committee in its sole discretion. Unless otherwise provided in the award agreement, any dividend payable in respect of any share of restricted stock that remains subject to vesting conditions at the time of payment of such dividend will be retained by the Company and remain subject to the same vesting conditions as the share of restricted stock to which the dividend relates.

Clawback/Repayment    All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our board of directors or the Compensation Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to the Company.

Other Compensation

Health Benefits

We make group health insurance available to employees and pay 80% of the insurance premiums of our employees and 50% of the insurance premiums on their covered dependents. During 2018, we paid 100% of the health insurance premiums for both the executive and his covered dependents for our two founding executive officers (dollar amounts represent the amount of premiums we paid on behalf of those Named Executive Officers in excess of the amount of premiums paid on behalf of employees generally):

Christopher D. Farrar	$9,452
Jeffrey T. Taylor	$9,452

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Retirement Benefits

We maintain a defined contribution pension plan (the “401(k) Plan”) for all full-time employees, including our Named Executive Officers, with at least three months of service. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code if 1986, as amended (the “Code”). The 401(k) Plan provides that each participant may contribute up to 90% of such participant’s compensation pursuant to certain restrictions. The 401(k) Plan allows for discretionary employer matching contributions, and we made discretionary contributions for the year ended December 31, 2018 and the six months ended June 30, 2019.

Employment Agreements with Named Executive Officers

Below is a written description of the employment offer letters of each of Messrs. Szczepaniak and Comley. None of our other Named Executive Officers have offer letters or employment agreements with us. Each Named Executive Officer’s employment is “at will” and may be terminated at any time.

Offer Letter of Mr. Szczepaniak

We have entered into an offer letter with Mr. Szczepaniak dated April 2017, setting forth the terms of his employment. Pursuant to the letter, Mr. Szczepaniak was entitled to an annual base salary of $275,000, and was also eligible to earn an annual discretionary bonus of up to 50% of his annual base salary.

Offer Letter of Mr. Comley

We have entered into an offer letter with Mr. Comley dated July 2016, setting forth the terms of his employment. Pursuant to the letter, Mr. Comley was entitled to an annual base salary of $200,000, and was also eligible to earn an annual cash bonus with a target of $50,000. The offer letter provided that the Company would pay Mr. Comley a one-time signing bonus of $50,000, payable in 12 monthly installments to begin within 30 days of his start date.

Tax and Accounting Implications

The Compensation Committee operates its compensation programs with the good faith intention of complying with Section 409A of the Internal Revenue Code. We account for equity-based payments with respect to our long-term equity incentive award programs in accordance with the requirements of FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, or FASB ASC Topic 718.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Summary Compensation Table

The following table summarizes the total compensation earned in 2018 by our Named Executive Officers in fiscal year 2018. We have omitted from this table the columns for Change in Pension Value and Nonqualified Deferred Compensation Earnings, because no Named Executive Officer received such types of compensation during fiscal year 2018. We have omitted from this table the column for Stock Awards, because no equity awards were granted to any Named Executive Officers during fiscal year 2018.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	All Other Compensation ($)(3)	Total ($)
Christopher D. Farrar Chief Executive Officer	2018	300,000	400,000	14,952	714,952

Mark R. Szczepaniak Chief Financial Officer	2018	275,000	137,500	5,500	418,000

Jeffrey T. Taylor Executive Vice President, Capital Markets	2018	250,000	175,000	14,952	439,952

Joseph Cowell Chief Operating Officer	2018	215,000	150,000	5,500	370,500

Graham Comley Chief Information Officer	2018	250,000	100,000	5,500	355,500

(1)	The amounts in the “Salary” column represent the base salary earned by each Named Executive Officer in 2018.

(2)	The amounts in the “Bonus” column represent bonuses awarded in 2018 at the discretion of the board of directors.

(3)	The amounts in the “All Other Compensation” column represent the following with respect to each Named Executive Officer in fiscal year 2018:

•	Mr. Farrar: matching contribution amount of $5,500 under the 401(k) Plan; reimbursement for medical insurance premiums in the amount of $9,452.

•	Mr. Szczepaniak: matching contribution amount of $5,500 under the 401(k) Plan.

•	Mr. Taylor: matching contribution amount of $5,500 under the 401(k) Plan; reimbursement for medical insurance premiums in the amount of $9,452.

•	Mr. Cowell: matching contribution amount of $5,500 under the 401(k) Plan.

•	Mr. Comley: matching contribution amount of $5,500 under the 401(k) Plan.

Grants of Plan-Based Awards in 2018

None of our Named Executive Officers were granted any equity awards in 2018.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Outstanding Equity Awards at 2018 Year End

The following table provides certain information regarding outstanding equity awards held by our Named Executive Officers as of December 31, 2018.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Class B Unit Awards
Name	Grant Date	Number of Units that have Not Vested (#)(1)	Market Value of Units that Have Not Vested ($)(2)
Christopher D. Farrar	5/19/2017	1,324,581	0
Mark R. Szczepaniak	5/19/2017	1,333,333	0
Jeffrey T. Taylor	5/19/2017	1,333,333	0
Joseph Cowell	5/19/2017	500,000	0
Graham Comley	5/19/2017	266,667	0

(1)

The numbers in this column represent unvested time-vesting Class B units granted under the 2012 Plan to each Named Executive Officer. Each Named Executive Officer was issued the Class B units pursuant to the terms of the Unit Grant Agreement, as described in “—Long-Term Equity Incentive Compensation—Class B Unit Awards.” The Class B units vest in equal annual installments on each of the first three anniversaries of the date of grant subject to continued service on each applicable vesting date. On July 9, 2012, Mr. Farrar was granted 4,787,342 Class B units; Mr. Taylor was granted 1,367,812 Class B units; and Mr. Cowell was granted 150,000 Class B units. On May 19, 2017, Mr. Farrar was granted 1,986,872 Class B units; Mr. Szczepaniak was granted 2,000,000 Class B units; Mr. Taylor was granted 2,000,000 Class B units; Mr. Cowell was granted 750,000 Class B units; and Mr. Comley was granted 400,000 Class B units. None of the Named Executive Officers were granted any equity awards in 2018.

(2)

The fair market value of a Class B unit on December 31, 2018 was $0, based on the most recently completed valuation of the Company’s Class B units by our board of directors in accordance with our equity grant policy. Accordingly, no value is associated with the outstanding Class B unit awards held by each of our Named Executive Officers as of December 31, 2018.

Class B Units Vested During Fiscal Year 2018

The following table provides information regarding the amounts received by our Named Executive Officers upon exercise of options or similar instruments or the vesting of stock or similar instruments during fiscal year 2018.

CLASS B UNITS VESTED

Name	Number of Units Acquired on Vesting (#)(1)	Value Received on Vesting ($)(2)
Christopher D. Farrar	662,291	0
Mark R. Szczepaniak	666,667	0
Jeffrey T. Taylor	666,667	0
Joseph Cowell	250,000	0
Graham Comley	133,333	0

(1)	The numbers in this column represent time-vesting Class B units granted under the 2012 Plan to each Named Executive Officer which vested in 2018. Each Named Executive Officer was issued the Class B

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

units pursuant to the Unit Grant Agreement, as described in “—Long-Term Equity Incentive Compensation—Class B Unit Awards.” The Class B units vest in equal annual installments on each of the first three anniversaries of the date of grant subject to continued service on each applicable vesting date. On May 19, 2017, Mr. Farrar was granted 1,986,872 Class B units; Mr. Szczepaniak was granted 2,000,000 Class B units; Mr. Taylor was granted 2,000,000 Class B units; Mr. Cowell was granted 750,000 Class B units; and Mr. Comley was granted 400,000 Class B units.

(2)

The fair market value of a Class B unit on each applicable vesting date in 2018 was $0, based on the most recently completed valuation of the Company’s Class B units by our board of directors in accordance with our equity grant policy. Accordingly, no value is associated with the vesting of Class B unit awards held by each of our Named Executive Officers during fiscal year 2018.

Potential Payments Upon Termination or Change in Control

Accelerated Vesting of Class B Units upon Change in Control

The following table describes the potential payments and benefits that would have been payable to our Named Executive Officers under existing plans and arrangements if a qualifying termination or change in control occurred on December 31, 2018, the last business day of our 2018 fiscal year. The amounts shown in the tables do not include payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of our Named Executive Officers.

Each of Messrs. Farrar, Szczepaniak, Taylor, Cowell, and Comley were granted Class B units in the Company, pursuant to the Unit Grant Agreement under the 2012 Plan. Pursuant to the terms of the Unit Grant Agreement, the Class B units vest in equal annual installments on each of the first three anniversaries of the date of grant subject to continued service on each applicable vesting date. The Unit Grant Agreement further provides that upon the occurrence of an accelerated vesting event, which includes a change in control, all otherwise unvested Class B units will vest immediately prior to the effective date of such accelerated vesting event. No value is associated with the accelerated vesting of unvested Class B units held by each executive upon a change in control because the estimated fair value per Class B unit as of December 31, 2018 was $0.

Director Compensation

During 2018, we did not grant any equity awards or pay any other compensation to our non-employee directors. Our Chief Executive Officer does not receive any additional compensation for his service on our board of directors. None of our non-employee directors held any unvested equity awards on December 31, 2018.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Director Compensation Program

We will adopt a non-employee director compensation policy in connection with the completion of this offering. Our non-employee directors will be eligible to receive cash compensation for service on our board of directors and committees of our board of directors as follows:

Board or Board Committee	Membership	Annual Retainer	Meeting Fee (per Board or Committee meeting)
Board of Directors	Member	$20,000	$1,000
Audit Committee	Chairperson	$25,000	$1,000
	Member	$20,000	$1,000
Compensation Committee	Chairperson	$23,500	$1,000
	Member	$20,000	$1,000
Nominating / Corporate Governance Committee	Chairperson	$23,500	$1,000
	Member	$20,000	$1,000

All members of our board of directors will also be reimbursed for their reasonable out-of-pocket travel expenses incurred in attending meetings of our board of directors and its committees. In addition, each newly appointed or elected non-employee director will receive an initial restricted stock award grant under the 2019 Plan equal in number to $             divided by the closing price of our stock on the date of grant, rounded to the nearest whole share. If the appointment occurs other than in connection with the election of directors, this dollar amount will be pro-rated for the year of appointment. The grant date for each such award will be the date of the director’s election or appointment. Generally, each restricted stock award will vest in equal installments over a period of three years following the date of grant. All restricted stock awards will become fully vested in the event of a “change in control” (as such term is defined in the 2019 Plan).

Conflicts of Interest

Our certificate of incorporation will provide that our directors who are also employees or affiliates of Snow Phipps or TOBI may engage in similar activities or lines of business as us. Our certificate of incorporation will provide that no Snow Phipps or TOBI employees or affiliates, including those persons who are also our directors, have any obligation to refrain from (1) engaging directly or indirectly in the same or similar business activities or lines of business as us or developing or marketing any products or services that compete, directly or indirectly, with us, (2) investing or owning any interest in, or developing a business relationship with, any person or entity engaged in the same or similar business activities or lines of business as, or otherwise in competition with, us or (3) doing business with any of our clients or customers. In addition, our certificate of incorporation will provide that we have waived any interest or expectancy in any business or other opportunity that becomes known to a director of ours who is also a Snow Phipps or TOBI employee or affiliate unless the opportunity becomes known to that individual solely in his or her capacity as our director.

Director Independence

Pursuant to the corporate governance listing standards of the NYSE a director employed by us cannot be deemed to be an “independent director,” and each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.

Our board of directors is expected to determine that none of the members of our board of directors other than Mr. Farrar has a relationship that would interfere with the exercise of independent judgment in

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

carrying out the responsibilities of a director and that each of the members of our board of directors other than Mr. Farrar is “independent” as that term is defined under the rules of the NYSE.

Code of Business Conduct and Ethics

Prior to the consummation of this offering, we will adopt a Code of Business Conduct and Ethics (the “Code of Ethics”) applicable to all employees, executive officers and directors that addresses legal and ethical issues that may be encountered in carrying out their duties and responsibilities, including the requirement to report any conduct they believe to be a violation of the Code of Ethics. The Code of Ethics will be available on the Corporate Governance page of our website, www.velocitymortgage.com. The information available on or through our website is not part of this prospectus. If we ever were to amend or waive any provision of our Code of Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, we intend to satisfy our disclosure obligations with respect to any such waiver or amendment by posting such information on our internet website set forth above rather than by filing a Form 8-K.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PRINCIPAL STOCKHOLDERS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the common stock of Velocity Financial, Inc. by:

•	each person known by us to own beneficially 5% or more of our outstanding shares of common stock;

•	each of our directors and director nominees;

•	each of our named executive officers; and

•	our directors, director nominees and executive officers as a group.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on shares issued and outstanding as of the date of this prospectus, after giving effect to the Conversion. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering and after giving effect to the Conversion.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock. Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Velocity Financial, Inc., 30699 Russell Ranch Road, Suite 295, Westlake Village, California 91362.

	Shares Beneficially Owned Before Offering	Number of Shares Being Offered	Percentage of Shares Beneficially Owned
Name of Beneficial Owner			Before Offering	After Offering
5% Stockholders
Snow Phipps(1)
TOBI III SPE I LLC(2)
Directors, Director Nominees and Executive Officers:
Christopher D. Farrar
Jeffery T. Taylor
Mark R. Szczepaniak
Graham M. Comley
Joseph A. Cowell
Daniel J. Ballan(3)
Alan H. Mantel(4)
John A. Pless
John P. Pitstick
All executive officers, directors and director nominees as a group (9 persons)

*	Indicates beneficial ownership of less than 1%.

(1)

Includes                  shares issuable upon Conversion of Class A units held by Snow Phipps Group AIV, L.P.,                  shares issuable upon conversion of Class A units held by Snow Phipps Group (B), L.P.,                  shares issuable upon conversion of Class A units held by Snow Phipps Group AIV (Offshore), L.P.,                  shares issuable upon conversion of Class A units held by Snow Phipps Group (RPV), L.P. and                  shares issuable upon conversion of Class A units held by SPG Co-Investment, L.P. SPG GP, LLC (the “General Partner”) is the general partner of Snow Phipps Group AIV, L.P., Snow Phipps Group (B), L.P., Snow Phipps Group AIV (Offshore), L.P., Snow Phipps Group (RPV), L.P. and SPG Co-Investment, L.P. (collectively, the “Fund Entities”). As the general partner of the Fund Entities, the General Partner may be deemed to have beneficial ownership of the securities over which any of the Fund Entities has voting or dispositive power. Ian K. Snow, as the managing member of the General Partner, has the power to vote or direct the vote of, and to dispose or to direct the disposition of the securities that are held by the Fund Entities. The address of Mr. Snow, the General Partner and the Fund Entities is c/o Snow Phipps Group, LLC, 667 Madison Avenue, 18th Floor, New York, New York 10065.

(2)

Includes                  shares issuable upon conversion of Class D units held by TOBI III SPE I LLC (“TOBI III”). TOBI III is a Delaware limited liability company that was formed solely for the purpose of investing in the Company. TOBI III is a wholly owned subsidiary of LVS III Holdings, L.P. (“LVS”).

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PIMCO GP XVII, LLC (“PIMCO GP”), a Delaware limited liability company, is the sole general partner of LVS. Pacific Investment Management Company LLC, a Delaware limited liability company, is the sole managing member of PIMCO GP and has the power to make voting and investment decisions regarding the shares held by TOBI III. The address of the principal business office of TOBI III, LVS, PIMCO GP and Pacific Investment Management Company LLC is 650 Newport Center Drive, Newport Beach, California 92660.

(3)	The address for Mr. Ballan is 650 Newport Center Drive, Newport Beach, California 92660.

(4)	The address for Mr. Mantel is 667 Madison Avenue, 18th Floor, New York, New York 10065.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stockholders Agreement

We intend to enter into a stockholders agreement with Snow Phipps and TOBI prior to the completion of this offering. Pursuant to the terms of this stockholders agreement Snow Phipps will have the right to nominate up to two directors for so long as Snow Phipps and its affiliates together with their permitted transferees hold at least     % of the number of shares of our common stock outstanding immediately following the consummation of this offering. Snow Phipps will have the right to nominate one director for so long as Snow Phipps and its affiliates together with their permitted transferees hold at least     % of the number of shares of our common stock outstanding immediately following the consummation of this offering. TOBI will have the right to nominate one director for so long as TOBI and its affiliates together with their permitted transferees hold at least     % of the number of shares of our common stock outstanding immediately following the consummation of this offering. Furthermore, Mr. Farrar will have the right to nominate one director until he ceases to hold at least      % of the number of shares of our common stock outstanding immediately following the consummation of this offering. Our stockholders agreement will provide that we may, at our discretion, require that one of Snow Phipps’ director nominees be “independent” as defined by the NYSE. For so long as Snow Phipps and its affiliates have the right to designate at least one director, we must take all action necessary to ensure the board of directors does not exceed seven members.

A form of our stockholder agreement as it will be in effect upon the completion of this offering, is filed as an exhibit to the registration statement of which this prospectus forms a part, and the description herein is qualified by reference thereto.

Registration Rights Agreement

In connection with this offering, we intend to enter into a registration rights agreement with our existing members pursuant to which we will grant them the right, subject to certain limitations, to require us to register under the Securities Act shares of common stock held by them for resale and to execute piggyback rights to sell shares held by them in certain registered offerings initiated by us.

Other Transactions

In August 2019, we entered into a five-year $153.0 million corporate debt agreement with Owl Rock Capital Corporation. The 2019 Term Loans under this agreement bear interest at a rate equal to one-month LIBOR plus 7.50% and mature in August 2024. A portion of the net proceeds from the 2019 Term Loans was used to redeem the 2014 Senior Secured Notes for an aggregate amount of approximately $130.1 million, equal to the principal and accrued interest. Another portion of the net proceeds from the 2019 Term Loans, together with cash on hand, was used to repurchase our outstanding Class C preferred units from the holders of the Class C preferred units for an aggregate purchase price equal to the Class C liquidation preference of approximately $27.7 million.

In the ordinary course of business, we sell held for sale loans to various financial institutions. From time to time, an affiliate of TOBI has purchased such loans from us through an arm’s length bidding process.

Corporate Opportunities

Our certificate of incorporation will provide that our directors who are also employees or affiliates of Snow Phipps or TOBI may engage in similar activities or lines of business as us. Our certificate of incorporation will provide that no Snow Phipps or TOBI employees or affiliates, including those persons

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

who are also our directors, have any obligation to refrain from (1) engaging directly or indirectly in the same or similar business activities or lines of business as us or developing or marketing any products or services that compete, directly or indirectly, with us, (2) investing or owning any interest in, or developing a business relationship with, any person or entity engaged in the same or similar business activities or lines of business as, or otherwise in competition with, us or (3) doing business with any of our clients or customers. In addition, our certificate of incorporation provides that we have waived any interest or expectancy in any business or other opportunity that becomes known to a director of ours who is also a Snow Phipps or TOBI employee or affiliate unless the opportunity becomes known to that individual solely in his or her capacity as our director.

Indemnification of Directors and Officers

We intend to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. These agreements will require us to indemnify these individuals to the fullest extent permitted under the DGCL against expenses, losses and liabilities that may arise in connection with actual or threatened proceedings in which they are involved by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Our bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

Statement of Policy Regarding Transactions with Related Persons

At the time of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy will require that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our chief financial officer any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The chief financial officer will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It will be our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DESCRIPTION OF CAPITAL STOCK

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the closing of this offering, our authorized capital stock will consist of    million shares of common stock, par value $0.01 per share, and million shares of preferred stock, all of which preferred stock will be undesignated. The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of                 , 2019, after giving effect to the Conversion, we had outstanding                  shares of common stock, which were held of record by                              stockholders. A $1.00 increase or decrease in an assumed initial public offering price would increase by                                          or decrease by                                         , as applicable, the number of shares outstanding as of June 30, 2019, after giving effect to the Conversion, but before giving effect to the completion of this offering, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same.

Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The common stock will not be subject to further calls or assessment by us. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of our common stock that will be outstanding at the time of the completion of this offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

Our certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the NYSE rules, the authorized shares of preferred stock will be available for issuance without further action by you, and holders of our common stock will not be entitled to vote on any amendment to our amended restated certificate of incorporation that relates solely to the terms of any outstanding shares of preferred stock, if the holders of such shares of preferred stock are entitled to vote thereon. Our board of directors is authorized to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series of the stock of our company, or any other security of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the Conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock, including, without limitation, by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of such dividends, if any, will be dependent upon our financial condition, operations, compliance with applicable law, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, contractual restrictions, business prospects, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends on our common stock is limited by the covenants of our warehouse repurchase facilities and other credit facilities and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy”.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Annual Stockholder Meetings

Our certificate of incorporation and our bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Our certificate of incorporation and bylaws will, and the DGCL does contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply if and so long as our common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

Our board of directors may generally issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Business Combinations

We will opt out of Section 203 of the DGCL; however, our certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•

at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66-2/3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation will provide that Snow Phipps, and any of their respective direct or indirect transferees (other than in certain market transfers and gifts) and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that, other than directors elected by holders of our preferred stock, if any, directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class. In addition, our certificate of incorporation will also provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders. The board of directors may increase the number of directors, including by amending the bylaws if necessary.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.

Special Stockholder Meetings

Our certificate of incorporation will provide that, except as otherwise required by law, special meetings of our stockholders may be called at any time only by or at the direction of the board of directors, the chairman of the board of directors, our chief executive officer or our president. Our bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Requirements for Advance Notification of Director Nominations and Stockholder Proposals

Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors or pursuant to our stockholders agreement. In order for any matter to be properly brought before a meeting of our stockholders, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our certificate of incorporation provides otherwise. Our certificate of incorporation will preclude stockholder action by written consent.

Amendments to Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with Delaware law or our certificate of incorporation. In addition, any amendment, alteration, or repeal of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such alteration, amendment, rescission or repeal.

The DGCL provides, and our certificate of incorporation will provide, generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

The combination of the lack of cumulative voting, the “interested stockholder” provisions in our certificate of incorporation and other provisions described above will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management of our company.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our company, (2) action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of our company to our company or our company’s stockholders, creditors or other constituents, (3) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our certificate of incorporation or our bylaws, or (4) action asserting a claim against our company or any director or officer of our company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Our certificate of incorporation will further provide that, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the United States federal securities laws.

Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, none of Snow Phipps or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Snow Phipps or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of our company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted, to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, any investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We intend to enter into indemnification agreements with each of our directors and executive officers upon completion of this offering. These agreements require us to indemnify these individuals to the fullest extent permitted under the Delaware general corporation law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is                    .

Listing

We intend to apply to have our shares of common stock listed on the NYSE under the symbol “VEL.”

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock. See “Risk Factors—Risks Related to this Offering.”

Upon the completion of this offering and after giving effect to the Conversion, we will have                  shares of common stock outstanding, or                  shares if the underwriters exercise their over-allotment option to purchase additional shares from us in full. Of these shares, the                  shares (or                  shares if the underwriters exercise their option to purchase additional shares in full) we are selling in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement. The remaining                  shares of common stock (which includes                  shares of unvested restricted common stock) will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act and will further be subject to restrictions on transfer under the lock-up agreements described in “Underwriters.” Following the expiration of these restrictions, these shares will become eligible for public sale if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

The shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless the shares are held by any of our “affiliates,” as that term is defined in Rule 144. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Restricted securities may be sold in the public market only if registered under the securities laws or if they qualify for an exemption from registration under Rule 144, as described below.

Rule 144

In general, under Rule 144, a person (or persons whose shares are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the restricted securities proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell his or her securities without registration and without complying with the manner of sale, current public information, volume limitation or notice provisions of Rule 144. In addition, under Rule 144, once we have been subject to the reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are aggregated) who is not an affiliate of ours and has not been one of our affiliates at any time during the three months preceding a sale, may sell his or her securities without registration after only a six-month holding period, subject only to the continued availability of current public information about us. Any sales by affiliates under Rule 144, even after the applicable holding periods described above, are subject to requirements and or limitations with respect to volume, manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be eligible to resell such shares 90 days after the effective date of this

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Lock-Up Periods

We have agreed with the underwriters not to issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or preferred stock or other capital stock, or any securities convertible into or exercisable or exchangeable for common stock or other capital stock, or announce our intention to do any of the foregoing, for a period of 180 days following the date of this prospectus, subject to certain extensions and exceptions described in “Underwriting.”

Upon the completion of this offering, on a pro forma basis after giving effect to the Conversion and this offering, our directors and executive officers, Snow Phipps, TOBI and certain of their executive officers, directors and affiliates collectively will hold approximately     % of our outstanding common stock, or         % of our outstanding common stock if the underwriters exercise in full their over-allotment option, in each case assuming an initial public offering price of $                     per share, which is the mid-point of the price range set forth on the front cover of this prospectus. Each of these individuals and entities has agreed that for a period of 180 days after the date of this prospectus they will not, without the prior written consent of Wells Fargo Securities, LLC, (1) issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of the common stock or preferred stock or other capital stock, or any securities convertible into or exercisable or exchangeable for common stock or other capital stock, nor publicly disclose the intention to make any offer, sale or disposition, (2) in the case of us, file or cause the filing of any registration statement under the Securities Act with the SEC with respect to any common stock or other capital stock or any securities convertible into or exercisable or exchangeable for any common stock or other capital stock (other than any registration statement filed pursuant to Rule 462(b) under the Securities Act to register securities to be sold to the underwriters pursuant to the underwriting agreement), nor publicly disclose the intention to make any filing or (3) enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of any common stock or other capital stock or any securities convertible into or exercisable or exchangeable for common stock or other capital stock, subject to certain exceptions. This lock-up period may be extended in the circumstances as described in “Underwriting.”

Registration Rights

Upon the completion of this offering, holders of approximately                  shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a description of the Registration Rights Agreement.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).

Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes. If we are or become a “United States real property holding corporation,” however, so long as our common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the sale or other disposition of our common stock.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. We intend to enter into an underwriting agreement with the underwriters with respect to the shares of common stock offered hereby, for which Wells Fargo Securities, LLC, Citigroup Global Markets Inc. and JMP Securities LLC are acting as the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally and not jointly agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Wells Fargo Securities, LLC
Citigroup Global Markets Inc.
JMP Securities LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are committed to purchase all of the shares of common stock offered by us if they purchase any shares (other than those covered by the option to purchase additional shares described below). The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. After the public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of                  additional shares of our common stock from us at the public offering price per share less the underwriting discounts and commissions per share, as set forth on the cover page of this prospectus. If the underwriters exercise this over-allotment option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the prior table.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Public Offering Price per Share	Total Without Over-Allotment Option	Total With Full Exercise of Over- Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $        .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters participating in the offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

We and each of our directors, director nominees, executive officers and other existing stockholders have agreed, subject to specified exceptions, that, without the prior written consent of Wells Fargo Securities, LLC, we and they will not, during the period beginning on and including the date of this prospectus through and including the date that is the 180th day after the date of the underwriting agreement, directly or indirectly:

i.

issue (in the case of us), offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of the common stock or preferred stock or other capital stock, or any securities convertible into or exercisable or exchangeable for common stock or other capital stock, whether currently owned or hereafter acquired, nor publicly disclose the intention to make any offer, sale or disposition;

ii.

in the case of us, file or cause the filing of any registration statement under the Securities Act with the SEC with respect to any common stock or other capital stock or any securities convertible into or exercisable or exchangeable for any common stock or other capital stock (other than any registration statement filed pursuant to Rule 462(b) under the Securities Act to register securities to be sold to the underwriters pursuant to the underwriting agreement), nor publicly disclose the intention to make any filing; or

iii.

enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of any common stock or other capital stock or any securities convertible into or exercisable or exchangeable for common stock or other capital stock, whether any transaction described in clause (i) or (ii) above is to be settled by delivery of common stock, other capital stock, other securities convertible into or exercisable or exchangeable for common stock or other capital stock, in cash or otherwise, or publicly announce any intention to do any of the foregoing. Shares of common stock purchased by any of our directors or executive officers in this offering would also be subject to the foregoing restrictions on transfer, as well as restrictions on disposition imposed by applicable law.

Notwithstanding the above, our directors, director nominees, executive officers and other existing stockholders may transfer shares of common stock, capital stock or other securities convertible into or exercisable or exchangeable for common stock or other capital stock: (1) as a bona fide gift or gifts; (2) by will or intestate succession; or (3) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned; provided, in each case, that (a) the transfer does not involve a disposition for value, (b) the transferee agrees in writing with the underwriters to be bound by the terms of a lock-up agreement and (c) no filing by any party under Section 16(a) of the Exchange Act is required or made voluntarily in connection with such transfer. Additionally, the foregoing lock-up restrictions do not apply to the exercise of any equity awards pursuant to any of our equity incentive plans in effect on the date of this prospectus; provided, that such restrictions will apply to such party’s common stock, capital stock or

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

other securities convertible into or exercisable or exchangeable for common stock or other capital stock issued upon such exercise.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute payments the underwriters may be required to make in respect of these liabilities.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price per share of our common stock will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	the general condition of the securities markets at the time of this offering;

•	prevailing market conditions;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the underwriters believe to be comparable to our business;

•	estimates of our business potential; and

•	other factors deemed relevant by the underwriters and us.

We offer no assurances that the initial public offering price will correspond to the price at which the common shares will trade in the public market subsequent to the offering or that an active trading market for the common shares will develop and continue after the offering.

Stabilization, Short Positions

In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option to purchase additional shares, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters may consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while this offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representative repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Any of these activities may have the effect of preventing or retarding a decline in the market price of our shares of common stock. They may also cause the price of our shares of common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

EXPERTS

The consolidated financial statements of Velocity Financial, LLC and subsidiaries as of December 31, 2018 and December 31, 2017 and for each of the years in the three-year period ended December 31, 2018, have been included herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Unless otherwise indicated, all statistical and economic market data and industry forecasts and projections included in this prospectus in the sections entitled “Summary—Our Market Opportunity—1-4 Unit Residential Rental Properties” and “Industry Overview—National Housing Market Overview” are derived from a market study prepared for us in connection with this offering by John Burns Real Estate Consulting, LLC (which we refer to as “JBREC”), an independent research provider and consulting firm, and are included in this prospectus in reliance on JBREC’s authority as an expert on such matters.

Unless otherwise indicated, all statistical and economic market data and industry forecasts and projections included in this prospectus in the sections entitled “Summary—Our Market Opportunity—Small Commercial Properties” and “Industry Overview—Trends in Small Balance Lending” are derived from a market study prepared for us in connection with this offering by Boxwood Means, LLC (which we refer to as “Boxwood”), an independent research provider and consulting firm, and are included in this prospectus in reliance on Boxwood’s authority as an expert on such matters.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules.

Prior to the completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file annual, quarterly and special reports and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website under the heading “Investor Relations” at www.velocitymortgage.com. The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm

To the Board of Managers

Velocity Financial, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Velocity Financial, LLC and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2011.

Los Angeles, California

March 29, 2019

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

VELOCITY FINANCIAL, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2018 and 2017

(In thousands)

	December 31,
	2018	2017
Assets
Cash and cash equivalents	$15,008	$15,422
Restricted cash	1,669	305
Loans held for sale, net	78,446	5,651
Loans held for investment, net	1,567,408	1,299,041
Loans held for investment, at fair value	3,463	4,632

Total loans, net	1,649,317	1,309,324
Accrued interest receivables	10,096	7,678
Receivables due from servicers	40,473	25,306
Other receivables	974	1,287
Real estate owned, net	7,167	5,322
Property and equipment, net	5,535	5,766
Net deferred tax asset	2,986	—
Other assets	4,760	1,435

Total assets	$1,737,985	$1,371,845

Liabilities and Members’ Equity
Accounts payable and accrued expenses	$26,629	$22,029
Secured financing, net	127,040	126,486
Securitizations, net	1,202,202	982,393
Warehouse repurchase facilities, net	215,931	85,303

Total liabilities	1,571,802	1,216,211
Commitments and contingencies Class C preferred units	26,465	24,691
Members’ equity	139,718	130,943

Total liabilities and members’ equity	$1,737,985	$1,371,845

See accompanying notes to consolidated financial statements.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

VELOCITY FINANCIAL, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2018, 2017 and 2016

(In thousands)

	Year Ended December 31,
	2018	2017	2016
Interest income	$124,722	$97,830	$78,418
Interest expense — portfolio related	62,597	47,638	37,406

Net interest income — portfolio related	62,125	50,192	41,012
Interest expense — corporate debt	13,322	13,654	13,419

Net interest income	48,803	36,538	27,593
Provision for loan losses	201	421	1,455

Net interest income after provision for loan losses	48,602	36,117	26,138
Other operating income
Gain on disposition of loans	1,200	984	196
Unrealized gain on fair value loans	241	39	152
Other income	1,366	985	362

Total other operating income	2,807	2,008	710
Operating expenses
Compensation and employee benefits	15,105	11,904	10,085
Rent and occupancy	1,320	1,115	801
Loan servicing	6,009	4,907	3,657
Professional fees	3,040	1,661	2,637
Real estate owned, net	1,373	603	451
Other operating expenses	5,313	3,946	2,420

Total operating expenses	32,160	24,136	20,051

Income before income taxes	19,249	13,989	6,797
Income tax expense	8,700	—	—

Net income	$10,549	$13,989	$6,797

See accompanying notes to consolidated financial statements.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

VELOCITY FINANCIAL, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

For the years ended December 31, 2018, 2017 and 2016

(In thousands)

Total Members’ Equity
Balance — December 31, 2015	$86,433
Issuance of preferred D units	60,000
Deal costs — preferred D units	(1,412)
Tax payments, Class A	(2,712)
Tax payments, Class C	(725)
Transfer of preferred C units to mezzanine	(23,036)
Net income	6,797

Balance — December 31, 2016	$125,345
Issuance of preferred D units	194
Deal costs — preferred D units	(34)
Tax payments, Class C	(1,600)
Tax payments, Class D	(5,296)
Liquidation preference return, Class C	(1,655)
Net income	13,989

Balance — December 31, 2017	$130,943
Liquidation preference return, Class C	(1,774)
Net income	10,549

Balance — December 31, 2018	$139,718

See accompanying notes to consolidated financial statements.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

VELOCITY FINANCIAL, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2018, 2017 and 2016

(In thousands)

	Year Ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net income	$10,549	$13,989	$6,797
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	1,434	1,191	514
Provision for loan losses	201	421	1,455
Provision for held for sale loan losses	—	68	—
Origination of loans held for sale	(148,825)	(42,868)	—
Proceeds from sales of loans held for sale	72,893	46,296	—
Repayments on loans held for sale	3,541	(907)	—
Net accretion of discount on purchased loans and deferred loan origination costs	3,519	1,624	681
Interest paid in kind on secured financing	—	6,652	12,194
Provision for (reversal of) uncollectible borrower advances	56	(11)	122
Gain on sale of loans	(709)	(806)	(196)
Real estate acquired through foreclosure in excess of recorded investment	(491)	(178)	—
Amortization of debt issuance discount and costs	7,360	7,193	7,002
Loss on disposal of property & equipment	100	—	—
Change in valuation of real estate owned	888	211	183
Change in valuation of fair value loans	(241)	(39)	(152)
Change in valuation of held for sale loans	174	103	—
(Gain) loss on sale of real estate owned	(640)	(133)	18
Net deferred tax benefit	(2,986)	—	—
(Increase) decrease in operating assets and liabilities:
Accrued interest and other receivables	(16,248)	(3,690)	(1,588)
Other assets	(3,325)	(686)	(238)
Accounts payable and accrued expenses	265	9,214	2,975

Net cash (used in) provided by operating activities	(72,485)	37,644	29,767

Cash flows from investing activities:
Purchase of loans held for investment	(16,868)	(992)	—
Origination of loans held for investment	(595,746)	(518,888)	(353,495)
Proceeds from sales of loans	—	6,280	3,304
Payoffs of loans held for investment and loans at fair value	334,679	240,855	169,987
Proceeds from sale of real estate owned	6,185	2,507	1,503
Capitalized real estate owned improvements	(398)	—	—
Change in advances	(1,080)	(1,943)	(205)
Change in impounds and deposits	4,335	484	728
Purchase of property and equipment	(1,303)	(3,082)	(2,916)

Net cash used in investing activities	(270,196)	(274,779)	(181,094)

Cash flows from financing activities:
Warehouse repurchase facilities advances	658,536	420,476	355,628
Warehouse repurchase facilities repayments	(527,883)	(445,743)	(569,868)
Proceeds from secured financing	—	—	10,000
Proceeds of securitizations, net	535,506	455,309	490,542
Repayment of securitizations	(314,682)	(214,426)	(141,490)
Debt issuance cost	(7,846)	(7,761)	(9,179)
Issuance of Class D Preferred units, net	—	160	58,588
Tax distributions	—	(6,897)	(3,437)

Net cash provided by financing activities	343,631	201,118	190,784

Net increase (decrease) in cash, cash equivalents, and restricted cash	950	(36,017)	39,457
Cash, cash equivalents, and restricted cash at beginning of year	15,727	51,744	12,287

Cash, cash equivalents, and restricted cash at end of year	$16,677	$15,727	$51,744

Supplemental cash flow information:
Cash paid during the year for interest	$66,457	$46,253	$30,911
Cash paid during the year for income taxes	13,217	127	21
Noncash transactions from investing and financing activities:
Transfer of loans held for investment to loans held for sale	—	(8,276)	—
Transfer of loans held for investment to real estate owned	7,389	6,275	2,407
Interest paid in kind on secured financing	—	6,652	12,194
(Premium) discount on issuance of securitizations	(1,222)	2,202	2,190

See accompanying notes to consolidated financial statements.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

VELOCITY FINANCIAL, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2018 and 2017

Note 1 — Organization and Description of Business

Velocity Financial, LLC (VF or the Company) is a Delaware limited liability company (LLC) formed on July 9, 2012 for the purpose of acquiring all membership units in Velocity Commercial Capital, LLC (VCC). The ownership of VF at date of formation was the same as VCC’s ownership at such date. In 2015, VCC began doing business as Velocity Mortgage Capital (VMC).

VCC, a California LLC formed on June 2, 2004, is a mortgage lender that originates and acquires small balance investor real estate loans, providing capital to the investor real estate loan market. The Company is licensed as a California Finance Lender and, as such, is required to maintain a minimum net worth of $250 thousand. The Company does not believe there is any potential risk of not being able to meet this regulatory requirement. The Company uses its equity capital and borrowed funds to originate and invest in investor real estate loans and seeks to generate income based on the difference between the yield on its investor real estate loan portfolio and the cost of its borrowings. The Company does not engage in any other significant line of business or offer any other products or services, nor does it originate or acquire investments outside of the United States of America.

The Company, through its wholly owned subsidiaries, is the sole beneficial owner of the Velocity Commercial Capital Loan Trust 2011-1 (the 2011-1 Trust), a Delaware statutory trust formed on April 5, 2011; Velocity Commercial Capital Loan Trust 2014-1 (the 2014-1 Trust), a New York common law trust formed on September 26, 2014; Velocity Commercial Capital Loan Trust 2015-1 (the 2015-1 Trust), a New York common law trust formed on July 10, 2015; Velocity Commercial Capital Loan Trust 2016-1 (the 2016-1 Trust), a New York common law trust formed on April 29, 2016; Velocity Commercial Capital Loan Trust 2016-2 (the 2016-2 Trust), a New York common law trust formed on November 7, 2016, Velocity Commercial Capital Loan Trust 2017-1 (the 2017-1 Trust), a New York common law trust formed on May 11, 2017; Velocity Commercial Capital Loan Trust 2017-2 (the 2017-2 Trust), a New York common law trust formed on November 21, 2017; Velocity Commercial Capital Loan Trust 2018-1 (the 2018-1 Trust), a New York common law trust formed on April 12, 2018, and Velocity Commercial Capital Loan Trust 2018-2 (the 2018-2 Trust), a New York common law trust formed on October 15, 2018, collectively known as the Trusts. The Trusts are bankruptcy remote, variable interest entities (VIE) formed for the purpose of providing secured borrowings to the Company and are consolidated with the accounts of the Company.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared on the accrual basis of accounting and in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP).

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of consolidated income and expenses during the reporting period. Significant estimates subject to change include determination of the allowance for loans losses, determination of asset fair values, and other valuations using expected future cash flows. Actual results could differ from those estimates.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(b) Principles of Consolidation

The principles of consolidation require management to determine and reassess the requirement to consolidate VIEs each reporting period, and therefore, the determination may change based on new facts and circumstances pertaining to each VIE. This could result in a material impact to the Company’s consolidated financial statements in subsequent reporting periods.

The Company consolidates the assets, liabilities, and remainder interests of the Trusts as management determined that VCC is the primary beneficiary of these entities. The Company’s ongoing asset management responsibilities provide the Company with the power to direct the activities that most significantly impact the VIE’s economic performance, and the remainder interests provide the Company with the right to receive benefits and the obligation to absorb losses, limited to its investment in the remainder interest of the Trusts.

The following table presents a summary of the assets and liabilities of the Trusts as of December 31, 2018 and 2017. Intercompany balances have been eliminated for purposes of this presentation (in thousands):

	2018	2017
Restricted cash	$305	$305
Loans held for investment, net	1,328,619	1,134,550
Accrued interest and other receivables	44,840	29,042
Real estate owned, net	1,132	3,639
Other assets	4	10

Total assets	$1,374,900	$1,167,546

Accounts payable and accrued expenses	$17,087	$10,250
Securities issued	1,202,202	982,393

Total liabilities	$1,219,289	$992,643

The consolidated financial statements as of December 31, 2018 and 2017 include only those assets, liabilities, and results of operations related to the business of the Company, its subsidiaries, and VIEs, and do not include any assets, liabilities, revenues, and expenses attributable to limited liability members’ individual activities. The liability of each member in an LLC is limited to the amounts reflected in their respective member accounts.

(c) Cash and Cash Equivalents

Cash and cash equivalents include funds held by depository institutions and short-term investments with original maturities of less than three months. The Company maintains cash in deposit accounts in federally insured banks, which, at times, may be in excess of federally insured limits.

(d) Restricted Cash

Restricted cash represents the required specified reserve by the 2011-1 Trust agreement to pay the notes on each payment date if collections on mortgage loans are insufficient to make payments on the notes, and cash held by the Company for potential future advances due certain borrowers.

(e) Loans Held for Investment

Originated loans and purchased loans are classified as held-for-investment when management has the intent and ability to hold such loans for the foreseeable future or until maturity. Loans held for investment

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

are carried at their outstanding principal balance, adjusted for net deferred loan origination costs and fees and allowance for loan losses. Interest income is accrued on the unpaid principal balance (UPB) at their respective stated interest rates. Generally, loans are placed on nonaccrual status when they become 90 days past due. Loans are considered past due when contractually required principal or interest payments have not been made on the due dates. When a loan is placed on nonaccrual status, the accrued and unpaid interest is reversed as a reduction of interest income and accrued interest receivable. Interest income is subsequently recognized only to the extent cash payments are received or when the loan has been placed back in accrual status. Loans are restored to accrual status when (1) the loan becomes current and none of its principal and interest is due and unpaid, and the Company expects repayment of the remaining contractual principal and interest, or (2) if the loan has been formally restructured in a manner that reasonably assures repayment and performance according to its modified terms. Under these terms, the Company requires that the borrower continue to make the full restructured principal and interest payments for six consecutive months before restoring the loan to accrual status.

For originated loans, net deferred loan origination costs are amortized to interest income using the level yield method.

(f) Loans Held for Sale

Loans are classified as held for sale when management has the intent to sell them. These are generally short-term, interest-only loans. They are carried at lower of cost or estimated fair value. On occasion, as part of the Company’s management strategy of the loans held in its portfolio, the Company will transfer loans from held for investment to held for sale. Upon transfer, any associated allowance for loan and lease loss is charged off and the carrying value of the loan is adjusted to the lower of cost or estimated fair value. The net deferred fees and costs associated with loans held for sale are deferred (not accreted or amortized to interest income) until the related loans are sold.

The Company recognizes transfers of loans as sales when it surrenders control over the loans. Control over transferred loans is deemed to be surrendered when (1) the loans have been isolated from the Company, (2) the transferee has the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred loans, and (3) the Company does not maintain effective control over the transferred loans through either (a) an agreement that entitles and obligates the Company to repurchase or redeem them before their maturity or (b) the ability to unilaterally cause the holder to return the specific loans. Gains or losses on the sale of these loans are included in “Gain on disposition of loans” in the consolidated statements of income.

Interest income on loans held for sale is recognized over the life of the loans using their contractual interest rates. Income recognition is suspended and the unpaid interest receivable is reversed against interest income when loans become 90 days delinquent, or when, in management’s opinion, a full recovery of interest and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current.

(g) Purchased Credit Impaired Loans

Purchased credit impaired (PCI) loans are accounted for in accordance with ASC Subtopic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality (formerly, SOP 03-3). A purchased loan is deemed to be credit impaired when there is evidence of credit deterioration since its origination and it is probable at the acquisition date that the company will be unable to collect all contractually required payments.

Management estimates the timing and extent of expected future cash flows and establishes an accretable yield and a nonaccretable difference. The accretable yield represents the difference between cash

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

flows expected to be collected from the loans and the initial investment in the loans. The nonaccretable difference represents the excess of the contractual cash flows over the expected future cash flows and is not recognized as an adjustment of yield, loss accrual, or valuation allowance. Subsequent increases in estimated cash flows are recognized prospectively through an adjustment of the yield, while decreases in expected cash flows, due to deterioration of credit quality, are recognized as impairment.

(h) Loans Held for Investment at Fair Value

VCC has elected to account for certain purchased distressed loans held for investment at fair value using FASB ASC Topic 825, Financial Instruments (ASC 825). These loans do not have an observable market price or other significant observable market inputs (Level 1 or 2) and, therefore, are accounted for as Level 3 assets. In situations where quoted prices or observable inputs are unavailable (e.g., when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used, which reflect the Company’s own assumptions about the factors that market participants use in pricing an asset or liability, and are based on the best information available in the circumstances. The Company uses a discounted cash flow technique to estimate the fair value of these loans. This technique incorporates forecasting of expected cash flows discounted at an appropriate market discount rate that is intended to reflect the lack of liquidity in the market. The valuation method used to estimate fair value may produce a fair value measurement that may not be indicative of the ultimate realizable value. Furthermore, while management believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumptions to estimate the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such loans existed, or had such loans been liquidated, and those differences could be material to the consolidated financial statements.

(i) Impaired Loans

Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the loan agreements. Impaired loans include loans on nonaccrual status and performing troubled debt restructured loans. Income from impaired loans is recognized on an accrual basis unless the loan is on nonaccrual status. Income from loans on nonaccrual status is recognized to the extent cash is received and when the loan’s principal balance is deemed collectible. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case by case basis, taking into consideration all the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by comparing the fair value of the underlying collateral, net of estimated selling costs (net realizable value) against the recorded investment of the loan. The net realizable values of the underlying collateral are estimated by management using third-party broker price opinions or appraisals obtained when loans are deemed impaired.

(j) Allowance for Loan and Lease Losses

(i) Loans Held for Investment and Non-PCI Loans

The allowance for loan and lease losses (ALLL) on loans held for investment and non-PCI loans is maintained at a level deemed adequate by management to provide for probable and inherent losses in the portfolio at the balance sheet date. The ALLL has a general reserve component for loans with no credit impairment and a specific reserve component for loans determined to be impaired.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The allowance methodology for the general reserve component includes both quantitative and qualitative loss factors which are applied to the population of unimpaired loans to estimate the general reserves. The quantitative loss factors include loan type, age of the loan, borrower FICO score, past loan loss experience, historical default rates, and delinquencies. The qualitative loss factors consider, among other things, the loan portfolio composition and risk, current economic conditions that may affect the borrower’s ability to pay, and the underlying collateral value. While management uses available information to estimate its required ALLL, future additions to the ALLL may be necessary based on changes in estimates resulting from economic and other conditions. The provision for loan losses and recoveries of previously recognized charge-offs are added to the ALLL, while charge-offs on loans are recorded as a reduction to ALLL.

Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest according to the contractual terms of the loan agreements. Impairment is measured on a loan-by-loan basis by comparing the estimated fair value of the underlying collateral, net of estimated selling costs (net realizable value) against the recorded investment of the loan. To the extent the recorded investment of the loan exceeds the estimated fair value, a specific reserve or charge-off is recorded depending upon either the certainty of the estimate of loss or the fair value of the loan’s collateral.

(ii) Purchased Credit Impaired Loans

The allowance for loan losses on PCI loans is determined using expected cash flow models for each portfolio acquired. An allowance for loan losses on PCI loans is established in any period where the Company determines it is probable the discounted expected future cash flows have decreased due to deterioration of credit.

(k) Troubled Debt Restructurings

Troubled debt restructurings (TDRs) are renegotiated loans where borrower concessions have been granted, such as reduction of the UPB or interest rate and for which the borrower is experiencing financial difficulty. Insignificant concessions, such as short-term forbearances, do not constitute a TDR. Accrued but unpaid interest and advances are added to the outstanding principal balance with a corresponding allowance established. Loans classified as TDRs are reported as impaired loans.

(l) Accrued Interest and Other Receivables

Accrued interest and other receivables represent accrued and uncollected interest on loans in accrual status; principal and interest payments received, but unremitted by the servicer; and receivables from borrowers for escrow and other advances, net of an allowance for uncollectible borrower advances.

(m) Real Estate Owned, Net (REO)

Properties acquired through foreclosure, deed in lieu of foreclosure, or from third parties that meet all of the following criteria are classified as real estate owned: (i) management has the intent to sell the property; (ii) the property is available for immediate sale in its present condition, or management intends on making necessary repairs to render the property saleable, subject only to terms that are usual and customary; and (iii) it is unlikely that any significant changes to the plan will be made or that the plan will be withdrawn.

Real estate owned is initially recorded at the property’s estimated fair value, based on appraisals or broker price opinions obtained, less estimated costs to sell, at the acquisition date, establishing a new cost basis. If the recorded loan balance at the time of transfer exceeds the estimated fair value of the property

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

less estimated costs to sell, the charge is recorded to the allowance for loan losses. If the estimated fair value of the property less estimated costs to sell exceeds the recorded loan balance at the time of transfer, the write-up is first recorded as a recapture to the allowance for loan losses to the extent of any previous charge and then to gain on the REO. Any subsequent write-downs in the fair value of the REO after the transfer date are charged to real estate owned, net in the consolidated statements of income and recognized through a valuation allowance. Subsequent increases in the fair value of the REO less selling costs reduce the valuation allowance, but not below zero, and are credited to real estate owned, net.

(n) Property and Equipment, Net

Property and equipment is recorded at cost, less accumulated depreciation, computed principally by the straight-line method based on the estimated useful lives of the specific assets, which range from three to seven years. Software is amortized over the estimated useful lives of the specific assets, which range from three to ten years using the straight-line method. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter.

(o) Reclassifications

Certain prior period amounts have been reclassified to conform to the current period’s presentation format. The Company adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” effective January 1, 2018. Upon adoption, the Company applied the retrospective transition method to each period presented. As a result, the Company changed the presentation of its cash, cash equivalents, and restricted cash on its consolidated statements of cash flows.

(p) Off Balance Sheet Credit Exposure

The Company has no off-balance-sheet assets or liabilities and, therefore, no off-balance-sheet credit exposure.

(q) Income Taxes

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The calculation of the Company’s income tax provision and related tax accruals requires the use of estimates and judgments. Accrued income tax liabilities (assets) represent the estimated amounts due to (receivable from) the various taxing jurisdictions where the Company has established a business presence. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. Any interest or penalties assessed by the taxing authorities is classified in the financial statements as income tax expense. To the extent a deferred tax asset is no longer expected more likely than not to be realized, a valuation allowance is established. Deferred tax assets and liabilities, net of valuation allowances, if any, are grouped together and reported net on the consolidated statements of financial condition.

(r) Unit-Based Compensation

In July 2012, the Company adopted its equity incentive plan (note 13) to allow the grant of profits interest units to its officers, directors, and employees. The cost of these awards is measured at grant date, based on the fair value of the award, and is recognized as an expense over the related service period.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(t) Accounting Standards Adopted in 2018

Effective January 1, 2018, the Company adopted ASU 2014-09, “Revenue Recognition (Topic 606): Revenue from Contracts with Customers.” ASU 2014-09 supersedes Topic 605, “Revenue Recognition” and requires an entity to recognize revenue at an amount that reflects the consideration to which it expects to be entitled to in exchange for the transfer of promised goods or services to customers. ASU 2014-09 replaces most existing revenue recognition guidance under U.S. GAAP. Substantially all of the Company’s revenue is interest income on loans, which is specifically outside the scope of ASU 2014-09. The Company adopted ASU 2014-09 using the modified retrospective method, which resulted in no adjustment to retained earnings and no material impact on the Company’s consolidated financial statements. In addition, the new guidance does not materially impact the Company’s accounting operations and policies.

Effective January 1, 2018, the Company adopted ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments.” Upon adoption, the Company applied the retrospective transition method to each period presented. ASU 2016-15 addressed eight issues related to the statement of cash flows, including beneficial interests received in securitization transactions. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Effective January 1, 2018, the Company adopted ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” ASU 2016-18 requires that a statement of cash flows explain the change during the reporting period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. Upon adoption, the Company applied the retrospective transition method to each period presented. As a result, the Company changed the presentation of its cash, cash equivalents, and restricted cash on its consolidated statements of cash flows. A reconciliation of cash, cash equivalents, and restricted cash reported on the consolidated statements of financial condition and the consolidated statements of cash flow is shown in Note 3 Restricted Cash.

(u) Recently Issued Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which, among other things, requires lessees to recognize most leases on-balance sheet, which will result in an increase in their reported assets and liabilities. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors. ASU 2016-02 supersedes Accounting Standards Codification (ASC) Topic 840, Leases, and is effective on January 1, 2019 for the Company. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements, which provides companies the option to continue to apply the legacy guidance in ASC 840, Leases, including its disclosure requirements, in the comparative periods presented in the year of adopting ASU 2016-02. Companies that elect this transition option recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption rather than in the earliest period presented. In December 2018, the FASB issued ASU 2018-20, Leases (Topic 842) Narrow-Scope Improvements for Lessors, which include amendments related to 1) sale taxes and other similar taxes collected from lessees; 2) lessor costs paid directly by a lessee; and 3) the recognition of variable payments for contracts with lease and nonlease components.

The Company will adopt this standard effective January 1, 2019 using the optional transition method to not adjust comparative period financial information. The Company has elected the following practical expedients: (1) as a lessee it will not separate lease and non-lease components when determining the amount of right of use assets; (2) it has elected the package of transition practical expedients including (a)

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

not to reassess whether any expired or existing contracts are or contains leases, (b) maintain existing lease classification, and (c) it will not reassess initial direct costs for leases existing at January 1, 2019; (3) it will not record short term leases on the balance sheet; and (4) it has elected to present sales tax on a “net” basis for those transactions in which we are the lessor. The primary impact of the new standard to the Company relates to leased office space which are accounted for as operating leases. Adoption of the new standard on January 1, 2019 resulted in the recording of lease right-of-use assets of approximately $2.8 million and lease right-of-use liabilities of approximately $2.6 million with the difference due to the offset of previously accrued deferred rent based on the lease population as of January 1, 2019. The standard will not materially impact the Company’s consolidated statements of income and has no impact on cash flows. Effective January 1, 2019, the Company implemented new processes and procedures for lease accounting. Given the limited changes to lessor accounting, the Company does not expect the adoption of ASU 2018-20 to have a material impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize credit losses and impairment of financial assets recorded at amortized cost. Currently, the credit loss and impairment model for loans and leases is based on incurred losses, and investments are recognized as impaired when there is no longer an assumption that future cash flows will be collected in full under the originally contracted terms. Under the new current expected credit loss (“CECL”) model, the standard requires immediate recognition of estimated credit losses expected to occur over the remaining life of the asset. This standard also expands the disclosure requirements regarding an entity’s assumptions, models and methods for estimating the allowance for loan and lease losses, and requires disclosure of the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination (i.e., by vintage year). ASU 2016-13 is effective for interim and annual periods in fiscal years beginning after December 15, 2019, with earlier adoption permitted. The Company plans to adopt this standard on January 1, 2020. Entities are required to use a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted (modified-retrospective approach). This new standard will be significant to the policies, processes, and methodology used to determine credit losses, however the Company has not yet determined the quantitative effect ASU 2016-13 will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to Disclosure Requirements for Fair Value Measurements, which changes the fair value measurement disclosure requirements of ASC 820. ASU 2018-13 must be applied prospectively and is effective for the Company on January 1, 2020. Early adoption is permitted. The Company will early adopt any removed or modified disclosures effective January 1, 2019 but will defer adoption of the additional disclosures until the effective date as permitted in the transition guidance in ASU 2018-13. The Company does not expect ASU 2018-13 to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. Specifically, if a cloud computing arrangement is deemed to be a service contract, certain implementation costs are eligible for capitalization. The new guidance prescribes the balance sheet and income statement presentation and cash flow classification for the capitalized costs and related amortization expense. The amendments in this ASU should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. ASU 2018-15 is effective for the Company on January 1, 2020 and the Company expects to adopt this ASU on January 1, 2020. The adoption of ASU 2018-15 will not have a material impact on the Company’s consolidated financial statements.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Note 3 — Restricted Cash

The 2011-1 securitization agreement requires the Company to set aside cash to cover potential shortfall. The Company is also required to hold cash for potential future advances due certain borrowers. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Company’s consolidated statement of financial condition that sum to the total of the same such amounts shown in the consolidated statements of cash flows for the year ended December 31, 2018 and 2017.

	2018	2017
Cash and cash equivalents	$15,008	$15,422
Restricted cash	1,669	305

Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$16,677	$15,727

Note 4 — Loans Held for Sale, Net

The unpaid principal balance of loans held for sale as of December 31, 2018 and 2017 was $79.3 million and $5.7 million, respectively, and the net deferred loan origination costs was $716 thousand and $50 thousand.

Note 5 — Loans Held for Investment and Loans Held for Investment at Fair Value

The following tables summarize loans held for investment as of December 31, 2018 and 2017 (in thousands):

	December 31, 2018
	Loans held for investment, net	Loans held for investment, at fair value	Total loans held for investment
Unpaid principal balance	$1,547,817	$4,049	$1,551,866
Discount on acquired loans	(541)	—	(541)
Valuation adjustments on FVO loans	—	(586)	(586)
Deferred loan origination costs	21,812	—	21,812

	1,569,088	3,463	1,572,551
Allowance for loan losses	(1,680)	—	(1,680)

	$1,567,408	$3,463	$1,570,871

	December 31, 2017
	Loans held for investment, net	Loans held for investment, at fair value	Total
Unpaid principal balance	$1,284,266	$5,473	$1,289,739
Discount on acquired loans	(911)	—	(911)
Valuation adjustments on FVO loans	—	(841)	(841)
Deferred loan origination costs	17,572	—	17,572

	1,300,927	4,632	1,305,559
Allowance for loan losses	(1,886)	—	(1,886)

	$1,299,041	$4,632	$1,303,673

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As of December 31, 2018 and 2017, the gross unpaid principal balance of loans held for investment pledged as collateral for the Company’s warehouse repurchase agreements, and securitizations issued were as follows (in thousands):

	2018	2017
Citibank warehouse repurchase agreement	$114,112	$49,075
Barclays warehouse repurchase agreement	85,448	58,280

Total pledged loans	199,560	107,355
2011-1 Trust	17,226	20,751
2014-1 Trust	45,770	72,989
2015-1 Trust	100,414	162,867
2016-1 Trust	173,494	247,883
2016-2 Trust	120,937	158,859
2017-1 Trust	155,861	202,965
2017-2 Trust	214,111	254,397
2018-1 Trust	168,615	—
2018-2 Trust	314,860	—

Total	$1,311,288	$1,228,066

The Company accounts for PCI loans using the expected cash flows method. Under the expected cash flows method, management estimates the fair value of PCI loans at acquisition by (a) calculating the contractual amount and timing of undiscounted principal and interest payments (the undiscounted contractual cash flows) and (b) estimating the amount and timing of undiscounted expected principal and interest payments (the undiscounted expected cash flows). The undiscounted expected cash flows are determined using a projected cash flow model that utilizes the outstanding principal balance, weighted average interest rate and weighted average remaining term of the PCI loan portfolio, and assumptions surrounding the amount and timing of loans that are projected to voluntarily prepay (the prepayment rate), the amount and timing of loans that are projected to involuntarily prepay (the default rate), and the amount of principal loss projected to be incurred upon the liquidation of defaulted loans (the loss severity rate). The undiscounted contractual cash flows are determined using a projected cash flow model that utilizes the outstanding principal balance, weighted average interest rate and weighted average remaining term of the PCI loan portfolio, and the prepayment rate used to determine the undiscounted expected cash flows. The following table provides weighted average assumptions as of December 31, 2018 and 2017:

	2018	2017
Weighted average prepayment rate	22.00%	23.00%
Weighted average default rate	1.00	1.00
Weighted average loss severity rate	10.00	10.00

The excess of total contractual cash flows over the cash flows expected to be collected at acquisition is the nonaccretable difference. The nonaccretable difference represents an estimate of the loss exposure in PCI loans, which is subject to change over time based on the performance of the PCI loans. The excess of expected cash flows at acquisition over the initial investment in the loan is referred to as the accretable yield and is recorded as interest income over the estimated life of the loan using the level-yield method. The carrying value of PCI loans is reduced by payments received and increased by the portion of the accretable yield recognized as interest income. Increases in expected cash flows over those originally estimated increase the accretable yield and are recognized as interest income prospectively. Decreases in expected cash flows due to deteriorated credit quality compared to those originally estimated decrease the

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

accretable yield and are recognized by recording a provision for loan losses and establishing an allowance for loan losses. Loans accounted for under the expected cash flows method are generally considered accruing and performing loans as the loans accrete interest income over the life of the portfolio.

The following table summarizes the accretable yield on PCI loans accounted for under ASC subtopic 310-30 as of December 31, 2018 and December 31, 2017, and the related activity for the periods then ended (in thousands):

	2018	2017
Beginning balance	$4,666	$11,293
Accretion	(1,242)	(1,550)
Disposals	(118)	(359)
Change due to expected cash flows	442	(4,718)

Ending balance	$3,748	$4,666

As of December 31, 2018 and 2017, the outstanding balance of PCI loans was $11.6 million and $13.9 million, respectively. The carrying amount of PCI loans, included in loans held for investment, net in the consolidated statements of financial condition, was $11.1 million and $13.0 million as of December 31, 2018 and 2017, respectively. An allowance for PCI loan losses was not required at December 31, 2018 and 2017.

(a) Nonaccrual Loans

The following table presents certain information about the Company’s loans held for investment and loans that were considered impaired and on nonaccrual status as of December 31, 2018 and 2017. Loans accounted for under ASC subtopic 310-30 are not included in impaired loans as the loans are accounted for as a single asset and are not subject to review for specific allowance requirements. Other than loans accounted for under ASC subtopic 310-30, there were no loans accruing interest that were greater than 90 days past due as of December 31, 2018 or 2017.

	2018	2017
Nonaccrual loans:
Recorded investment	$93,653	$75,860
Percentage of the originated loans held for investment	5.9%	5.8%
Impaired loans:
Unpaid principal balance	$92,410	$74,750
Recorded investment	93,841	75,860
Recorded investment of impaired loans requiring a specific allowance	6,283	5,202
Specific allowance	636	735
Specific allowance as a percentage of recorded investment of impaired loans requiring a specific allowance	10.1%	14.1%
Recorded investment of impaired loans not requiring a specific allowance	$87,558	$70,658
Percentage of recorded investment of impaired loans not requiring a specific allowance	93.3%	93.1%
TDRs included in impaired loans:
Recorded investment of TDRs	$188	$192
Recorded investment of TDRs with a specific allowance	188	192
Specific allowance	25	25
Recorded investment of TDRs without a specific allowance	—	—

For the years ended December 31, 2018 and 2017, there was no accrued interest income recognized on nonaccrual loans, cash basis interest income recognized on nonaccrual loans was $9.0 million and

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

$5.2 million, respectively, and the average recorded investment of impaired loans, computed using month-end balances, was $78.0 million and $69.5 million, respectively. There were no commitments to lend additional funds to debtors whose loans have been modified as of December 31, 2018 and 2017.

(b) Allowance for Loan Losses

Activity in the allowance for loan losses during the years ended December 31, 2018 and 2017 was as follows (in thousands):

	2018	2017
Beginning balance	$1,886	$2,529
Provision for loan losses	201	421
Charge-offs	(407)	(1,064)

Ending balance	$1,680	$1,886

Allowance related to:
Loans individually evaluated for impairment	$636	$735
Loans collectively evaluated for impairment	1,044	1,151

(c) Credit Quality Indicator

A credit quality indicator is a statistic used by management to monitor and assess the credit quality of loans held for investment, excluding loans held for investment at fair value. Management monitors delinquencies, bankruptcies, and foreclosures as its primary credit quality indicator, and the following table provides delinquency information on the recorded investment in the loans held for investment portfolio as of December 31, 2018 and 2017 (in thousands):

	30–59 days past due	60–89 days past due	90+ days past due(1)	Total past due	Current	Total loans
December 31, 2018:
Impaired loans	$1,421	$2,286	$90,134	$93,841	$—	$93,841
Nonimpaired loans	78,538	21,930	187	100,655	1,374,592	1,475,247

Ending balance	$79,959	$24,216	$90,321	$194,496	$1,374,592	$1,569,088

December 31, 2017:
Impaired loans	$2,588	$1,595	$71,485	$75,668	$192	$75,860
Nonimpaired loans	57,401	17,023	203	74,627	1,150,440	1,225,067

Ending balance	$59,989	$18,618	$71,688	$150,295	$1,150,632	$1,300,927

(1)	Includes loans in bankruptcy and foreclosure less than 90 days past due.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Note 6 — Property and Equipment, Net

As of December 31, 2018 and 2017, property and equipment consisted of the following (in thousands):

	2018	2017
Furniture	$565	$662
Computer equipment	964	785
Office equipment	380	374
Leasehold improvements	181	111
Capitalized software	7,482	6,546

	9,572	8,478
Accumulated depreciation and amortization	(4,037)	(2,712)

Ending balance	$5,535	$5,766

During the years ended December 31, 2018, 2017 and 2016, depreciation and amortization expense was $1.4 million, $1.2 million and $0.5 million, respectively.

The Company engaged a third-party consulting firm to assist in the building and implementation of a data warehouse and loan origination systems. As of December 31, 2018 and 2017, the total capitalized costs for the data warehouse and loan origination systems was $5.8 million and $4.9 million, respectively. The data warehouse was placed into service in the third quarter of 2017. The last phase of the loan origination system was placed into service in October 2018. Total accumulated depreciation and amortization included accumulated amortization on capitalized software of $2.7 million and $1.6 million for the years ended December 31, 2018 and 2017, respectively. The estimated aggregate amortization expense related to capitalized software for each of the next five years is $1.0 million for 2019, $0.9 million for 2020, $0.8 million for 2021, and $0.4 million for 2022 and 2023.

Note 7 — Real Estate Owned, Net

The Company’s real estate owned activities were as follows during the years ended December 31, 2018 and 2017 (in thousands):

	2018	2017
Beginning balance	$5,322	$1,454
Additions	7,880	6,453
Capitalized improvements	397	—
Sales	(5,544)	(2,374)
Valuation adjustments	(888)	(211)

Ending balance	$7,167	$5,322

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table summarizes information about real estate operating income and expenses, realized gains and losses on sales of real estate, and unrealized gains and losses resulting from adjustments to valuation allowances for the years ended December 31, 2018, 2017 and 2016 (in thousands):

	2018	2017	2016
Operating income	$2	$258	$216
Operating expenses	(1,127)	(783)	(466)
Valuation adjustments	(888)	(211)	(183)
Net gain (loss) on sales of real estate	640	133	(18)

Ending balance	$(1,373)	$(603)	$(451)

Net gain (loss) on sales of real estate represent the difference between the net proceeds from the liquidation of the underlying properties and their respective carrying values. The following table provides additional information about the number of properties sold and the gross gains and losses recognized in real estate owned, net, in the consolidated statements of income, during the years ended December 31, 2018, 2017 and 2016 (in thousands, except properties sold):

	2018		2017		2016
	Properties	Gain	Properties	Gain	Properties	Gain
	sold	(loss)	sold	(loss)	sold	(loss)
Sales resulting in gains	13	$649	5	$163	4	$8
Sales resulting in losses	2	(9)	3	(30)	1	(26)

Total	15	$640	8	$133	5	$(18)

Note 8 — Other Assets

In 2017, the Company started originating and selling interest-only short-term loans either at a cash premium without any beneficial interest or at par value with a retained beneficial interest in the excess interest spread over a stated coupon rate. The retained beneficial interest or interest-only strips is included in other assets in the consolidated statements of financial condition.

Other assets were comprised of the following as of December 31, 2018 and 2017 (in thousands):

	December 31,
	2018	2017
Prepaid expenses	$1,117	$937
Interest-only strips and deposits	946	498
Deferred costs	1,259	—
Income tax receivable	1,438	—

Total other assets	$4,760	$1,435

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Note 9 — Securitizations, Net

From May 2011 through October 2018, the Company completed nine securitizations of $2.1 billion of loans, issuing $1.9 billion of securities to third parties through nine respective Trusts. The Company is the sole beneficial interest holder of the Trusts, which are variable interest entities included in the consolidated financial statements. The transactions are accounted for as secured borrowings under U.S. GAAP. The securities are subject to redemption by the Company when the stated principal balance is less than a certain percentage, ranging from 5%–25% of the original stated principal balance of loans at issuance. As a result, the actual maturity dates of the securities issued could be earlier than their respective stated maturity dates. The following table summarizes the investor real estate loans securitized, and securities issued, ownership retained by the Company at the time of the securitization, and as of December 31, 2018 and 2017, and the stated maturity for each securitization (in thousands):

			Securities Retained as of
Trusts	Mortgage Loans	Securities Issued	IssuanceDate	December 31, 2018	December 31, 2017	Stated Maturity Date
2011-1 Trust	$74,898	$61,042	$13,856	$13,856	$13,856	August 2040
2014-1 Trust	191,757	161,076	30,682	9,596	18,696	September 2044
2015-1 Trust	312,829	285,457	27,372	15,657	27,352	July 2045
2016-1 Trust	358,601	319,809	38,792	17,931	32,723	April 2046
2016-2 Trust	190,255	166,853	23,402	9,514	23,402	October 2046
2017-1 Trust	223,064	211,910	11,154	11,154	11,154	April 2047
2017-2 Trust	258,528	245,601	12,927	10,631	12,797	October 2047
2018-1 Trust	186,124	176,816	9,308	8,256	—	April 2048
2018-2 Trust	324,198	307,988	16,210	15,893	—	October 2048

Total	$2,120,254	$1,936,552	$183,703	$112,488	$139,980

The following table summarizes outstanding bond balances for each securitization as of December 31, 2018 and 2017 (in thousands).

	2018	2017
2011-1 Trust	$3,593	$9,103
2014-1 Trust	36,751	56,300
2015-1 Trust	91,246	142,328
2016-1 Trust	164,715	218,082
2016-2 Trust	114,143	138,967
2017-1 Trust	147,326	193,326
2017-2 Trust	205,388	243,129
2018-1 Trust	159,116	—
2018-2 Trust	298,556	—

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The securities and certificates were issued at a discount to par, which is recorded as a contra liability to the securities issued. The discount is amortized as an adjustment of yield over the stated term of the securities adjusted for prepayments. In 2018, the Company sold some retained securities at a premium, resulting in a net premium for the 2016-2 Trust. As of December 31, 2018 and 2017, unamortized discounts or premiums associated with the Trusts are as follows in (thousands):

	2018	2017
2011-1 Trust	$198	$1,214
2014-1 Trust	512	699
2015-1 Trust	95	237
2016-1 Trust	679	1,584
2016-2 Trust	(209)	355
2017-1 Trust	1,917	2,067
2017-2 Trust	38	48
2018-1 Trust	44	—
2018-2 Trust	45	—

Professional and other capitalized issuance costs associated with the securitizations are recorded as a contra liability to the securities issued. As of December 31, 2018 and 2017, capitalized issuance costs associated with the Trusts are as follows (in thousands):

	2018	2017
2011-1 Trust	$51	$310
2014-1 Trust	116	310
2015-1 Trust	551	1,319
2016-1 Trust	2,090	2,739
2016-2 Trust	1,487	1,884
2017-1 Trust	2,074	2,569
2017-2 Trust	2,924	3,508
2017-1 Trust	2,224	—
2017-2 Trust	3,877	—

As of December 31, 2018 and 2017, the weighted average rate on the securities and certificates for the Trusts are as follows:

	2018	2017
2011-1 Trust	6.19%	5.24%
2014-1 Trust	7.09	5.86
2015-1 Trust	6.63	5.07
2016-1 Trust	5.48	4.52
2016-2 Trust	4.67	3.70
2017-1 Trust	4.35	3.81
2017-2 Trust	3.56	3.25
2018-1 Trust	3.99	—
2018-2 Trust	4.40	—

Note 10 — Other Debt

The secured financing and warehouse repurchase facilities were utilized to finance the origination and purchase of commercial real estate mortgage loans. Warehouse repurchase facilities are designated to fund

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

mortgage loans that are purchased and originated within specified underwriting guidelines. These lines of credit fund less than 100% of the principal balance of the mortgage loans originated and purchased, requiring the use of working capital to fund the remaining portion.

(a) Secured Financing, Net (Corporate Debt)

On December 18, 2014, the Company entered into a five-year, $100.0 million corporate debt agreement with the owners of the Class C preferred units, with an original note draw of $50.0 million and additional delayed draw notes up to an aggregate original principal amount of $50.0 million, which matures on December 16, 2019, and issued at par. In January 2016, the Company made its final delayed draw of $10.0 million. The notes bear interest at either 10% paid in cash or 11% paid in kind on June 15 and December 15 of each year. All principal and paid-in-kind interest are due at maturity. As of December 31, 2018 and 2017, including paid-in-kind interest, the balance of the notes was $127.6 million. The balances in the consolidated statements of financial condition are net of debt issuance costs of $0.6 million and $1.1 million as of December 31, 2018 and 2017, respectively. During the first half of 2017 and prior periods, the interest due was paid in kind. For the second half of 2017 and the year 2018, the interest due was paid in cash. The Company expects to pay future interest due in cash for the foreseeable future. The notes are secured by substantially all assets of the Company not otherwise pledged under a securitization or warehouse and repurchase facility and contain certain reporting and net worth covenants. Should the Company fail to adhere to those covenants or otherwise default under the notes, the lenders have the right to demand immediate repayment that may require the Company to sell the collateral at less than the carrying amounts. As of December 31, 2018 and 2017, the Company was in compliance with these covenants.

(b) Warehouse Repurchase and Revolving Loan Facilities, Net

The Barclays Repurchase Agreement was originally entered into on May 29, 2015 by and between VCC and Barclays Bank PLC and currently has an extended maturity date of October 25, 2019. The agreement is a short-term borrowing facility, collateralized by a pool of performing loans, with an initial maximum capacity of $250.0 million, and bears interest at one-month LIBOR plus a margin that ranges from 2.75% to 2.875%. All borrower payments on loans financed under the warehouse repurchase facility are first used to pay interest on the facility. All amounts in excess are returned to VCC. As of December 31, 2018 and 2017, the effective interest rates were 4.67% and 4.02%, respectively.

The Citibank Repurchase Agreement was originally entered into on May 17, 2013 by and between VCC and Citibank, N.A. and has a current extended maturity date of August 30, 2019. The Agreement is a short-term borrowing facility, collateralized by a pool of mainly performing loans, with a maximum capacity of $200.0 million, and bears interest at one-month LIBOR plus 3.00%. All borrower payments on loans financed under the warehouse repurchase facility are first used to pay interest on the facility. All amounts in excess are returned to VCC. As of December 31, 2018 and 2017, the effective interest rates were 4.54% and 4.11%, respectively.

On September 12, 2018, the Company entered into a three-year secured revolving loan facility agreement with Pacific Western Bank. During the borrowing period, the Company can take loan advances from time to time subject to availability. Each loan advance bears interest at the lesser of the one-month LIBOR Rate plus 3.5% per annum and the maximum rate, which is the highest lawful and non-usurious rate of interest applicable to the loan. The maximum loan amount under this facility is $50 million. The outstanding loan advances under this facility was $365 thousand as of December 31, 2018.

Certain of the Company’s loans are pledged as security under the warehouse repurchase facilities and the revolving loan facility, which contain covenants. Should the Company fail to adhere to those covenants

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

or otherwise default under the facilities, the lenders have the right to terminate the facilities and demand immediate repayment that may require the Company to sell the collateral at less than the carrying amounts. As of December 31, 2018 and 2017, the Company was in compliance with these covenants.

The following table summarizes the maximum borrowing capacity and current gross balances outstanding for the Company’s repurchase facilities as of December 31, 2018 and 2017 (in thousands):

	Year end balance(1) 2018	Maximum borrowing capacity 2018	Year end balance(1) 2017	Maximum borrowing capacity 2017
Barclays warehouse repurchase agreement	$94,659	$250,000	$51,712	$200,000
Citibank warehouse repurchase agreement	121,701	200,000	34,360	200,000
Pacific Western repurchase agreement	365	50,000	—	—

(1)	Warehouse repurchase facilities amounts in the consolidated statements of financial condition are net of debt issuance costs amounting to $0.8 million as of December 31, 2018 and 2017.

The following table provides an overview of the activity and effective interest rate for the years ended December 31, 2018 and 2017 (dollars in thousands):

	2018	2017
Warehouse repurchase facilities:
Average outstanding balance	$177,081	$144,825
Highest outstanding balance at any month-end	319,630	253,206
Effective interest rate(1)	5.20%	4.96%

(1)

Represents annualized interest expense divided by average gross outstanding balance and includes average rate (4.61%) and debt issue cost amortization (0.59%) and average rate (4.06%) and debt issue cost amortization (0.9%) as of December 31, 2018 and 2017, respectively.

The following table provides a summary of interest expense that includes debt issuance cost amortization, interest, amortization of discount, and deal cost amortization for the years ended December 31, 2018 and 2017 (in thousands):

	2018	2017
Warehouse repurchase facilities	$9,213	$7,185
Securitizations	53,384	40,453

Interest expense – portfolio related	62,597	47,638
Interest expense – corporate debt	$13,322	$13,654

Total interest expense	$75,919	$61,292

Note 11 — Income Taxes

The Company adopted the requirements for accounting for uncertainty in income taxes in accordance with the “Accounting for Income Taxes” topic of FASB ASC 740, Income Taxes, on January 1, 2018. The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the positions in question. The tax benefit recognized in the financial statements for any given tax position is limited to the amount that has a greater than 50%

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

likelihood of being sustained upon ultimate settlement with the applicable taxing authorities. Based on its analysis, the Company has determined that it has not taken any uncertain tax positions, which do not meet the more-likely-than-not standard.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. As of December 31, 2018, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2013 forward (with limited exceptions). There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

Prior to January 1, 2018, the Company was treated as a partnership and was generally not subject to income taxes. The Company has elected to be treated as a corporation, for tax purposes, effective January 1, 2018. As a result, the Company calculated its deferred tax asset balance as of January 1, 2018 and, per U.S. GAAP, recognized the deferred tax liability offsetting to income in January 2018, the period in which the change was made. The January 1, 2018 deferred tax liability was $2.6 million. The Company recorded approximately $5.6 million of deferred tax asset for the year ended December 31, 2018, resulting in a deferred tax asset of approximately $3.0 million as of December 31, 2018.

The following table details the Company’s income tax expense (benefit) (in thousands):

December 31, 2018
Current income tax expense:
Federal	$7,307
State	4,379

Total current income tax expense	$11,686
Deferred income tax benefit:
Federal	(1,788)
State	(1,198)

Total deferred income tax benefit	$(2,986)

Total income tax expense	$8,700

The Company’s provision for deferred income taxes is primarily due to the difference between the tax and U.S. GAAP treatment on the issuance of its REMIC securities. For tax purposes, the issuances are considered taxable sales; whereas, for U.S. GAAP purposes, the REMIC issuances are considered financings.

The following table contains a reconciliation of the Company’s provision for income taxes at statutory rates to the provision for income taxes at the effective tax rate:

December 31, 2018
Federal income tax provision at statutory rate	21.0%
State income taxes, net of federal tax benefit	10.0%
Income tax liability from establishing beginning deferred tax liability	13.4%
Permanent item: meals & entertainment	0.6%

Effective tax rate	45.0%

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of December 31, 2018 are presented below (in thousands):

December 31, 2018
Deferred Tax Assets:
REMIC book-tax basis difference	$9,416
Unrealized gain/loss cumulative adjustment	1,640
Provision for loan loss	517
Accrued vacation	138
Deferred rent expense	63
Intangibles	15

Gross deferred tax assets	11,789

Deferred Tax Liabilities:
Deferred origination costs	(6,833)
Fixed assets	(1,172)
Purchase pool market discount	(496)
Deferred state tax	(252)
Loans held for sale book-tax market value difference	(40)
REO	(10)

Gross deferred tax liabilities	(8,803)

Total net deferred tax asset	$2,986

The Company had no valuation allowance as of December 31, 2018. Based on the Company’s estimates of taxable income over the years in which the items giving rise to the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Note 12 — Class C Preferred Units

Class C preferred units were issued on December 18, 2014 by the Company bearing a liquidation preference return equal to seven percent (7%) per annum of the Class C base amount of $20 million plus cumulative quarterly returns paid in kind. The Class C return accrues and is payable in arrears in kind quarterly on the last day of each fiscal quarter of each fiscal year and on any date on which a distribution is paid. Each Class C member has the right to convert their Class C preferred units into Class A units without the payment of additional consideration. Prior to December 19, 2016, the Class C preferred units were included in equity. As a result of the issuance of a put option in December 2016, the Company reassessed the revised characteristics of the Class C preferred units and determined the units were more akin to mezzanine equity and reclassified preferred C balances from equity to Class C preferred units on the consolidated statements of financial condition. The put right allows the Class C unit holders at any time from and after the third anniversary until the fifth anniversary of December 19, 2016, the right (but not the obligation) to require the Company to purchase all of the Class C preferred units for a cash payment equal to the aggregate Class C Liquidation Preference Amount of such Class C preferred units as defined by the agreement. The Company also has the right to require Class C members to convert all of each Class C member’s preferred units into Class A units in connection with, and upon consummation of, an initial public offering (IPO). As of December 31, 2018 and 2017, each Class C preferred unit was convertible into a number of Class A units at a conversion price of 1.044472 per Class C preferred unit. As of December 31, 2018 and 2017, representatives of Class C members held one of nine seats on the Company’s board of

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

managers. Certain corporate matters and business decisions require the consent of the Class C unit holders. The Class C Liquidation Preference Amounts were $26.5 million and $24.7 million as of December 31, 2018 and 2017, respectively. Total authorized, issued, and outstanding Class C units as of December 31, 2018 and 2017 were 17.6 million.

Note 13 — Members’ Equity

VF has the authority to issue four types of membership units, Class A, Class B, Class C, and Class D units. The Class A units represent ownership interests in VF. Class B units are profit interest units, which represent a right to share, with the Class A units, in the distribution of profits earned by VF. The Class C and Class D units are preferred units, which have the right to convert to Class A units in VF. The outstanding Class A, Class B and Class D units and equity balance are as follows (in thousands):

	2018	2017
Class A units issued and outstanding	97,514	97,514
Class A equity balance	$79,524	$70,749
Class B units issued and outstanding	16,072	16,072
Class B equity balance	$—	$—
Class D units issued and outstanding	60,194	60,194
Class D equity balance	$60,194	$60,194

See note (12) on Class C preferred units.

Class A units are issued when capital contributions are made to the Company in the form of cash. Class B units have been issued as part of the Velocity Financial, LLC 2012 Equity Incentive Plan (formerly, Velocity Commercial Capital, LLC 2007 Equity Incentive Plan) (the Plan) and are subordinate to the Class A units for purposes of distribution preferences. The Class B units are not entitled to receive profit distributions until all Class A, C, and D unit holders have received the stated value of their equity. Therefore, the value of the Class B units as of December 2018 and 2017 was zero.

As of December 31, 2018 and 2017, the majority owner owned approximately 95 million Class A units representing an ownership interest of approximately 97.4% of the Class A units. Representatives of the majority owner currently hold five of nine seats on the Company’s board of managers.

Class B units vest over a three-year period. Under the Plan, approximately 16.1 million Class B units were authorized for grant. As of December 31, 2018 and 2017, there were 16.1 million units issued and outstanding. The following table summarizes the activity in Class B units as of December 31, 2018 and 2017 and the years then ended (in thousands):

	2018	2017
Beginning balance	16,072	8,075
Awards granted	—	7,997
Awards canceled	—	—

Ending balance	16,072	16,072

Vested units	10,741	8,075

Class B units are last in the waterfall for distributions and profit sharing upon liquidation. As the value of the Class B units awarded is zero, no share-based compensation expenses have been recognized in the consolidated statements of income for the years ended December 31, 2018 and 2017.

The Company issued 60 million Class D preferred units at one dollar per share on December 19, 2016. On March 6, 2017, the Company issued an aggregate of 193,989 Class D preferred units at one dollar per

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

unit to two investors. The Class D preferred units earn a return equal to sixteen percent (16%) per annum of the Class D Base Amount (purchase price amount plus cumulative quarterly returns paid in kind) with respect to such member’s Class D preferred units until December 19, 2019 and, from and after such date, an amount equal to fifteen percent (15%) per annum of the Class D Base Amount. The Class D return accrues and is payable in arrears in kind quarterly on the last day of each fiscal quarter of each fiscal year and on any date on which a distribution is paid. For the years ended December 31, 2018 and 2017, the Class D returns paid in kind were $12.0 million and $10.3 million, respectively. Each Class D member has the right to convert their Class D preferred units into Class A units without the payment of additional consideration. The Company also has the right to require Class D members to convert all of each Class D member’s preferred units into Class A units in connection with, and upon consummation of, an IPO. As of December 31, 2018 and 2017, each Class D preferred unit is convertible into a number of Class A units at a conversion price of $0.876971 per Class D preferred unit. Certain corporate matters and business decisions require the consent of the Class D unit holders. As of December 31, 2018 and 2017, representatives of Class D members held two of nine seats on the Company’s board of managers. The Class D Units liquidation preference amount was $82.8 million and $70.8 million as of December 31, 2018 and 2017, respectively.

Note 14 — Concentration of Risk

The Company originates and purchases loans secured by a broad spectrum of commercial property throughout the United States. As of December 31, 2018 and 2017, geographic and property type concentrations of loans, by unpaid principal balance, were as follows:

	2018	2017
Geographic concentration:
New York	25.0%	25.4%
California	22.2	22.6
Florida	10.6	9.8
New Jersey	8.5	8.5
Other states (individually less than 5.0%)	33.7	33.7

	100.0%	100.0%

	2018	2017
Property type concentration:
Investor 1-4	49.7%	50.0%
Multifamily	7.1	12.8
Mixed use	12.5	11.0
Retail	9.2	8.6
Office	5.6	5.7
Warehouse	5.1	5.3
Other (individually less than 5.0%)	10.8	6.6

	100.0%	100.0%

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As of December 31, 2018 and 2017, the Company held $7.2 million and $5.3 million, respectively, of real estate owned, net, with geographic concentrations as follows:

	2018	2017
Geographic concentration:
Maryland	53.0%	—%
California	21.8	—
Georgia	8.8	—
North Carolina	—	39.8
Nevada	—	17.3
New Jersey	—	11.9
Virginia	—	8.6
Alabama	—	5.2
Other states (individually less than 5.0%)	16.4	17.2

	100.0%	100.0%

Note 15 — Commitments and Contingencies

(a) Leases

The Company leases office space in California, Pennsylvania, Virginia, Massachusetts, Florida, Texas, and Washington. The noncancelable operating leases range from three to five years. Rental payments are accounted for on a straight-line basis based on minimum annual amounts plus escalation amounts to adjust for inflation. The Company leases certain office equipment under noncancelable operating leases. Total minimum lease payments for all leases as of December 31, 2018 are as follows (in thousands):

Lease payments
2019	$1,065
2020	674
2021	534
2022	463
2023	206
Thereafter	217

Rent expense was approximately $1.3 million, $1.1 million and $0.8 million for the years ended December 31, 2018, 2017 and 2016, respectively.

(b) Repurchase Liability

When the Company sells loans, it is required to make normal and customary representations and warranties about the loans to the purchaser. The loan sale agreements generally require the Company to repurchase loans if the Company breaches a representation or warranty given to the loan purchaser. In addition, the Company may be required to repurchase loans as a result of borrower fraud or if a payment default occurs on a loan shortly after its sale.

The Company records a repurchase liability relating to representations and warranties and early payment defaults. The method used to estimate the liability for repurchase is a function of the representations and warranties given and considers a combination of factors, including, but not limited to, estimated future defaults and loan repurchase rates and the potential severity of loss in the event of

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

defaults. The Company establishes a liability at the time loans are sold and continually update the estimated repurchase liability. The level of the repurchase liability for representations and warranties and early payment default requires considerable management judgment.

The Company regularly evaluates the adequacy of repurchase reserves based on trends in repurchase, actual loss experience, estimated future loss exposure and other relevant factors including economic conditions. During the years ended December 31, 2018 and 2017, the Company repurchased $3.9 million and $1.5 million of loans and reversed approximately $145 thousand and $62 thousand of accrued interest income and gains recognized upon sale, respectively. The Company believes its reserve balance of $68 thousand as of December 31, 2018 and 2017 was sufficient to cover future loss exposure associated with repurchase contingencies.

(c) Legal Proceedings

The Company is a party to various legal proceedings in the normal course of business. The Company, after consultation with legal counsel, believes the disposition of all pending litigation will not have a material effect on the Company’s consolidated financial condition or results of operations.

Note 16 — Retirement Plan

The Company maintains a qualified 401(k) retirement plan in accordance with the Internal Revenue Service code. Employees meeting certain eligibility requirements as detailed in the plan document may participate by deferring eligible compensation into the plan. The plan allows for discretionary employer matching contribution. For the years ended December 31, 2018, and 2017, the Company expensed $367 thousand and $121 thousand, respectively. No discretionary contributions were made for the year ended December 31, 2016.

Note 17 — Other Operating Expenses

The following table presents the components of other operating expenses for the years ended December 31, 2018, 2017 and 2016 (in thousands):

	2018	2017	2016
Travel, marketing and business development	$1,052	$899	$637
Data processing and telecommunications	1,704	854	395
Office expenses	1,896	1,559	745
Insurance, taxes, and licenses	376	397	327
Other	285	237	316

Total other operating expenses	$5,313	$3,946	$2,420

Note 18 — Related Party Transactions

In the ordinary course of business, the Company sells held for sale loans to various financial institutions. From time to time, the Company sells held for sale loans to an affiliate of a Class D preferred unit holder.

In 2014, we entered into a five-year, $100.0 million corporate debt agreement with the owners of our Class C preferred units, pursuant to which we issued at par senior secured notes that mature on December 16, 2019. The senior secured notes bear interest, at our election, at either 10% annually paid in cash or 11% annually paid in kind. As of December 31, 2018 and 2017, including paid-in-kind interests, the senior secured notes balance was $127.6 million, and is presented within secured financing, net on the consolidated statements of financial condition.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Note 19 — Fair Value Measurements

(a) Fair Value Determination

ASC Topic 820, “Fair Value Measurement,” defines fair value, establishes a framework for measuring fair value including a three-level valuation hierarchy, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date reflecting assumptions that a market participant would use when pricing an asset or liability. The hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

•	Level 1 - Valuation is based on quoted prices for identical instruments traded in active markets.

•

Level 2 - Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable and can be corroborated by market data.

•

Level 3 - Valuation is based on significant unobservable inputs for determining the fair value of assets or liabilities. These significant unobservable inputs reflect assumptions that market participants may use in pricing the assets or liabilities.

Given the nature of some of the Company’s assets and liabilities, clearly determinable market-based valuation inputs are often not available; therefore, these assets and liabilities are valued using internal estimates. As subjectivity exists with respect to the valuation estimates used, the fair values disclosed may not equal prices that can ultimately be realized if the assets are sold or the liabilities are settled with third parties.

Below is a description of the valuation methods for the assets and liabilities recorded at fair value on either a recurring or nonrecurring basis and for estimating fair value of financial instruments not recorded at fair value for disclosure purposes. While management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the measurement date.

(b) Cash and Cash Equivalents and Restricted Cash

Cash and restricted cash are recorded at historical cost. The carrying amount is a reasonable estimate of fair value as these instruments have short-term maturities and interest rates that approximate market, a Level 1 measurement.

(c) Loans Held for Investment

Loans held for investment are recorded at their outstanding principal balance, net of purchase discounts, deferred loan origination fees/costs, and allowance for loan losses.

The Company determined the fair value estimate of loans held for investment using a cash flow model incorporating the latest securitization execution prices as a proxy, a Level 3 measurement. The significant unobservable inputs used in the fair value measurement of the Company’s mortgage loans held for investment are interest rates, prepayment speeds, loss severity, and default rates. Significant changes in any of those inputs could result in a significant change to the loans’ fair value measurement.

(d) Impaired Loans

Nonaccrual loans held for investment are considered impaired and are measured and recorded at fair value on a nonrecurring basis. Impaired loans are reviewed individually for the amount of impairment, if

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

any. To the extent a loan is collateral dependent, the Company measures such impairment based on the estimated fair value of the underlying collateral. The fair value of each loan’s collateral is generally based on appraisals or broker price opinions obtained, less estimated costs to sell, a Level 3 measurement.

(e) Loans Held for Sale

Loans held for sale are carried at the lower of cost or fair value, with fair value adjustments recorded on a nonrecurring basis. The Company uses a discounted cash flow model to estimate the fair value of loans held for sale, a Level 3 measurement.

(f) Interest-Only Strips

The Company retains an interest-only strip on certain sales of held for sale loans. The interest-only strips are classified as trading securities under FASB ASC Topic 320, Investments-Debt Securities. The interest-only strips are measured based on their estimated fair values using a discounted cash flow model, a Level 3 measurement. Changes in fair value are reflected in income as they occur.

(h) Loans Held for Investment, at Fair Value

The Company has elected to account for certain purchased distressed loans held for investment, at fair value (the FVO Loans) using FASB ASC Topic 825, Financial Instruments (ASC 825). The FVO loans are measured based on their estimated fair values. Management identified all of these loans to be accounted for at estimated fair value at the instrument level. Changes in fair value are reflected in income as they occur.

The Company uses a modified discounted cash flow model to estimate the fair value at instrument level, a Level 3 measurement. The significant unobservable inputs used in the fair value measurement of the Company’s mortgage loans held for investment, at fair value are discount rate, property values, prepayment speeds, loss severity, and default rates. Significant changes in any of those inputs in isolation could result in a significant change to the loans’ fair value measurement.

(i) Real Estate Owned, Net (REO)

Real estate owned, net is initially recorded at the property’s estimated fair value, based on appraisals or broker price opinions obtained, less estimated costs to sell, at the acquisition date, a Level 3 measurement. From time to time, nonrecurring fair value adjustments are made to real estate owned, net based on the current updated appraised value of the property, or management’s judgment and estimation of value based on recent market trends or negotiated sales prices with potential buyers.

(j) Secured Financing, Net (Corporate Debt)

The Company determined the fair values estimate of the secured financing using the estimated cash flows discounted at an appropriate market rate, a Level 3 measurement.

(k) Warehouse Repurchase Facilities, Net

Warehouse repurchase facilities are recorded at historical cost. The carrying amount is a reasonable estimate of fair value as these instruments have short-term maturities and interest rates that approximate market, a Level 1 measurement.

(l) Securitizations, Net

The fair value estimate of securities issued is determined by using estimated cash flows discounted at an appropriate market rate, a Level 3 measurement.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(m) Accrued Interest Receivable and Accrued Interest Payable

The carrying amounts of accrued interest receivable and accrued interest payable approximate fair value due to the short-term nature of these instruments, a Level 1 measurement.

The Company does not have any off-balance sheet financial instruments.

(n) Fair Value Disclosures

The following tables present information on assets measured and recorded at fair value as of December 31, 2018 and 2017, by level, in the fair value hierarchy (in thousands):

	Fair value measurements using			Total at fair value
December 31, 2018	Level 1	Level 2	Level 3
Recurring fair value measurements:
Loans held for investment, at fair value	$—	$—	$3,463	$3,463
Interest-only strips	—	—	812	812

Total recurring fair value measurements	—	—	4,275	4,275

Nonrecurring fair value measurements:
Loans held for sale, net	—	—	78,446	78,446
Real estate owned, net	—	—	7,167	7,167
Impaired loans requiring specific allowance, net	—	—	5,647	5,647

Total nonrecurring fair value measurements	—	—	91,260	91,260

Total assets	$—	$—	$95,535	$95,535

	Fair value measurements using			Total at fair value
December 31, 2017	Level 1	Level 2	Level 3
Recurring fair value measurements:
Loans held for investment, at fair value	$—	$—	$4,632	$4,632
Interest-only strips	—	—	369	369

Total recurring fair value measurements	—	—	5,001	5,001

Nonrecurring fair value measurements:
Real estate owned, net	—	—	5,322	5,322
Impaired loans requiring specific allowance, net	—	—	4,467	4,467

Total nonrecurring fair value measurements	—	—	9,789	9,789

Total assets	$—	$—	$14,790	$14,790

The following table presents losses recognized on assets measured on a nonrecurring basis for the years indicated (in thousands):

	Years Ended December 31,
Loss on assets measured on a nonrecurring basis	2018	2017	2016
Loans held for sale, net	$174	$102	$—
Real estate held for sale, net	888	211	183
Impaired loans requiring specific allowance, net	3	—	—

Total net loss	$1,065	$313	$183

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following tables present the primary valuation techniques and unobservable inputs related to Level 3 assets as of December 31, 2018 and 2017 (dollars in thousands):

December 31, 2018
Asset category	Fair value	Primary valuation technique	Unobservable input	Range	Weighted average
Collateral dependent impaired loans requiring specific allowance, net	$5,647	Market comparables	Selling costs	8%	8%
Real estate owned, net	7,167	Market comparables	Selling costs	8%	8%
Loans held for investment, at fair value	3,463	Discounted cash flow	Discount rate	10.5%	10.5%
			Collateral value (% of UPB)	-40% to 100%	86%
			Timing of resolution/payoff (months)	1 to 230	64.2
			Prepayment rate	20%	20%
			Default rate	1%	1%
			Loss severity rate	10%	10%
Interest-only strips	812	Discounted cash flow	Discount rate	15%	15%
			Timing of resolution/payoff (months)	1 to 12	8.4
Collateral dependent impaired loans requiring specific allowance, net	$4,467	Market comparables	Selling costs	8%	8%
Real estate held for sale, net	5,322	Market comparables	Selling costs	8%	8%
Loans held for investment, at fair value	4,632	Discounted cash flow	Discount rate	12%	12%
			Collateral value (% of UPB)	0% to 139%	103%
			Timing of resolution/payoff (months)	3 to 243	59
			Prepayment rate	12%	12%
			Default rate	1%	1%
			Loss severity rate	10%	10%
Interest-only strips	369	Discounted cash flow	Discount rate	15%	15%
			Timing of resolution/payoff (months)	3 to 12	9.6

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following is a rollforward of loans that are measured at estimated fair value on a recurring basis for the years indicated (in thousands):

	December 31,
	2018	2017	2016
Beginning balance	$4,632	$7,278	$10,143
Loans liquidated	(895)	(2,506)	(2,806)
Principal paydowns	(515)	(179)	(211)
Total unrealized gain included in net income	241	39	152

Ending balance	$3,463	$4,632	$7,278

The following is a rollforward of interest-only strips that are measured at estimated fair value on a recurring basis for the years indicated (in thousands):

	December 31,
	2018	2017	2016
Beginning balance	$369	$—	$—
Interest-only strip additions	1,314	499	—
Interest-only strip write-offs	(97)	(25)	—
Total unrealized loss included in net income	(774)	(105)	—
Ending balance	$812	$369	$—

The Company estimates the fair value of certain financial instruments on a quarterly basis. These instruments are recorded at fair value through the use of a valuation allowance only if they are impaired. As described above, these adjustments to fair value usually result from the application of lower of cost or fair value accounting or write-downs of individual assets. As of December 31, 2018 and 2017, the only financial assets measured at fair value were certain impaired loans held for investment, loans held for sale, interest-only strips, REO and FVO loans, which were measured using unobservable inputs, including appraisals and broker price opinions on the values of the underlying collateral. Impaired loans were carried at approximately $5.6 million and $4.5 million as of December 31, 2018 and 2017, net of specific allowance for loan losses of approximately $0.6 million and $0.7 million, respectively.

A financial instrument is cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable terms. The methods and assumptions used in estimating the fair values of the Company’s financial instruments are described above.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following tables present carrying amounts and estimated fair values of certain financial instruments as of the dates indicated (in thousands):

	December 31, 2018
Asset category	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Assets:
Cash	$15,008	$15,008	$—	$—	$15,008
Restricted cash	1,669	1,669	—	—	1,669
Loans held for sale, net	78,446	—	—	79,335	79,335
Loans held for investment, net	1,567,408	—	—	1,609,860	1,609,860
Loans held for investment, at fair value	3,463	—	—	3,463	3,463
Accrued interest receivable	10,096	10,096	—	—	10,096
Liabilities:
Secured financing, net	$127,040	$—	$—	$122,631	$122,631
Warehouse repurchase facilities, net	215,931	215,931	—	—	215,931
Securitizations, net	1,202,202	—	—	1,222,677	1,222,677
Accrued interest payable	5,651	5,651	—	—	5,651

	December 31, 2017
Asset category	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Assets:
Cash	$15,422	$15,422	$—	$—	$15,422
Restricted cash	305	305	—	—	305
Loans held for sale, net	5,651	—	—	5,787	5,787
Loans held for investment, net	1,299,041	—	—	1,351,003	1,351,003
Loans held for investment, at fair value	4,632	—	—	4,632	4,632
Accrued interest receivable	7,678	7,678	—	—	7,678
Liabilities:
Secured financing, net	$126,486	$—	$—	$124,313	$124,313
Warehouse repurchase facilities, net	85,303	85,303	—	—	85,303
Securitizations, net	982,393	—	—	1,032,512	1,032,512
Accrued interest payable	3,558	3,558	—	—	3,558

Note 20 — Subsequent Events

The Company completed the securitization of $248.0 million of loans on March 14, 2019 which is accounted for as secured borrowings.

The Company has evaluated events that have occurred subsequent to December 31, 2018 and has concluded there are no other subsequent events that would require recognition in the accompanying consolidated financial statements.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

VELOCITY FINANCIAL, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(In thousands)

	June 30, 2019	December 31, 2018
	(Unaudited)
Assets
Cash and cash equivalents	$14,105	$15,008
Restricted cash	1,542	1,669
Loans held for sale, net	82,308	78,446
Loans held for investment, net	1,683,733	1,567,408
Loans held for investment, at fair value	2,974	3,463

Total loans, net	1,769,015	1,649,317
Accrued interest receivables	11,326	10,096
Receivables due from servicers	33,618	40,473
Other receivables	3,321	974
Real estate owned, net	14,221	7,167
Property and equipment, net	5,045	5,535
Net deferred tax asset	5,698	2,986
Other assets	15,663	4,760

Total assets	$1,873,554	$1,737,985

Liabilities and Members’ Equity
Accounts payable and accrued expenses	$30,664	$26,629
Secured financing, net	127,062	127,040
Securitizations, net	1,261,455	1,202,202
Warehouse repurchase facilities, net	279,960	215,931

Total liabilities	1,699,141	1,571,802
Commitments and contingencies Class C preferred units	27,400	26,465
Members’ equity	147,013	139,718

Total liabilities and members’ equity	$1,873,554	$1,737,985

See accompanying notes to consolidated financial statements.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

VELOCITY FINANCIAL, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Interest income	$36,884	$30,297	$73,028	$58,956
Interest expense — portfolio related	20,324	14,671	39,387	28,363

Net interest income — portfolio related	16,560	15,626	33,641	30,593
Interest expense — corporate debt	3,353	3,328	6,706	6,657

Net interest income	13,207	12,298	26,935	23,936
Provision for (reversal of) loan losses	212	(269)	560	(234)

Net interest income after provision for loan losses	12,995	12,567	26,375	24,170
Other operating income
Gain on disposition of loans	863	523	2,858	939
Unrealized gain (loss) on fair value loans	(26)	99	(33)	210
Other income (expense)	(529)	193	(797)	393

Total other operating income	308	815	2,028	1,542
Operating expenses
Compensation and employee benefits	3,801	3,762	7,806	7,526
Rent and occupancy	398	305	736	610
Loan servicing	1,637	1,174	3,500	2,445
Professional fees	534	473	1,190	1,033
Real estate owned, net	561	457	862	693
Other operating expenses	1,393	1,238	2,729	2,415

Total operating expenses	8,324	7,409	16,823	14,722

Income before income taxes	4,979	5,973	11,580	10,990
Income tax expense	1,444	1,653	3,350	5,714

Net income	$3,535	$4,320	$8,230	$5,276

See accompanying notes to consolidated financial statements.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

VELOCITY FINANCIAL, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(In thousands)

(Unaudited)

Total Members’ Equity
Balance — December 31, 2017	$130,943
Liquidation preference return, Class C	(432)
Net income	956

Balance — March 31, 2018	$131,467
Liquidation preference return, Class C	(440)
Net income	4,320

Balance — June 30, 2018	$135,347

Balance — December 31, 2018	$139,718
Liquidation preference return, Class C	(464)
Net income	4,695

Balance — March 31, 2019	$143,949
Liquidation preference return, Class C	(471)
Net income	3,535

Balance — June 30, 2019	$147,013

See accompanying notes to consolidated financial statements.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

VELOCITY FINANCIAL, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2019	2018
Cash flows from operating activities:
Net income	$8,230	$5,276
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	671	705
Amortization of right-of-use assets	569	—
Provision for (reversal of) loan losses	560	(234)
Origination of loans held for sale	(120,373)	(49,394)
Proceeds from sales of loans held for sale	115,094	19,273
Repayments on loans held for sale	4,270	281
Net accretion of discount on purchased loans and deferred loan origination costs	2,169	1,579
Provision for (reversal of) uncollectible borrower advances	24	(12)
Gain on sale of loans	(2,787)	(473)
Real estate acquired through foreclosure in excess of recorded investment	(71)	(466)
Amortization of debt issuance discount and costs	4,574	3,518
Loss on disposal of property & equipment	7	—
Change in valuation of real estate owned	377	700
Change in valuation of fair value loans	33	(210)
Change in valuation of held for sale loans	(68)	—
Gain on sale of real estate owned	(156)	(500)
Net deferred tax benefit	(2,711)	(795)
(Increase) decrease in operating assets and liabilities:
Accrued interest and other receivables	(4,985)	(13,716)
Other assets	(11,471)	(275)
Accounts payable and accrued expenses	5,279	(1,885)

Net cash provided by (used in) operating activities	9,205	(36,628)

Cash flows from investing activities:
Purchase of loans held for investment	(9,146)	—
Origination of loans held for investment	(296,575)	(272,730)
Payoffs of loans held for investment and loans at fair value	178,786	152,007
Proceeds from sale of real estate owned	1,843	2,648
Capitalized real estate owned improvements	(709)	—
Change in advances	(327)	26
Change in impounds and deposits	(1,633)	298
Purchase of property and equipment	(188)	(860)

Net cash used in investing activities	(127,949)	(118,611)

Cash flows from financing activities:
Warehouse repurchase facilities advances	379,399	284,426
Warehouse repurchase facilities repayments	(315,414)	(172,958)
Proceeds of securitizations, net	235,535	176,764
Repayment of securitizations	(178,269)	(133,116)
Debt issuance cost	(3,537)	(2,666)

Net cash provided by financing activities	117,714	152,450

Net decrease in cash, cash equivalents, and restricted cash	(1,030)	(2,789)
Cash, cash equivalents, and restricted cash, beginning of period	16,677	15,727

Cash, cash equivalents, and restricted cash, end of period	$15,647	$12,938

Supplemental cash flow information:
Cash paid during the period for interest	$40,675	$30,586
Cash paid during the period for income taxes	12,485	6,276
Noncash transactions from investing and financing activities:
Transfer of loans held for investment to real estate owned	8,337	6,476
Discount on issuance of securitizations	45	52
Return paid-in-kind on Class C preferred units	935	872
Return paid-in-kind on Class D preferred units	6,757	5,776

See accompanying notes to consolidated financial statements.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

VELOCITY FINANCIAL, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1 — Organization and Description of Business

Velocity Financial, LLC (VF or the Company) is a Delaware limited liability company (LLC) formed on July 9, 2012 for the purpose of acquiring all membership units in Velocity Commercial Capital, LLC (VCC). The ownership of VF at date of formation was the same as VCC’s ownership at such date. In 2015, VCC began doing business as Velocity Mortgage Capital (VMC).

VCC, a California LLC formed on June 2, 2004, is a mortgage lender that originates and acquires small balance investor real estate loans, providing capital to the investor real estate loan market. The Company is licensed as a California Finance Lender and, as such, is required to maintain a minimum net worth of $250 thousand. The Company does not believe there is any potential risk of not being able to meet this regulatory requirement. The Company uses its equity capital and borrowed funds to originate and invest in investor real estate loans and seeks to generate income based on the difference between the yield on its investor real estate loan portfolio and the cost of its borrowings. The Company does not engage in any other significant line of business or offer any other products or services, nor does it originate or acquire investments outside of the United States of America.

The Company, through its wholly owned subsidiaries, is the sole beneficial owner of the Velocity Commercial Capital Loan Trust 2011-1 (the 2011-1 Trust), a Delaware statutory trust formed on April 5, 2011; Velocity Commercial Capital Loan Trust 2014-1 (the 2014-1 Trust), a New York common law trust formed on September 26, 2014; Velocity Commercial Capital Loan Trust 2015-1 (the 2015-1 Trust), a New York common law trust formed on July 10, 2015; Velocity Commercial Capital Loan Trust 2016-1 (the 2016-1 Trust), a New York common law trust formed on April 29, 2016; Velocity Commercial Capital Loan Trust 2016-2 (the 2016-2 Trust), a New York common law trust formed on November 7, 2016, Velocity Commercial Capital Loan Trust 2017-1 (the 2017-1 Trust), a New York common law trust formed on May 11, 2017; Velocity Commercial Capital Loan Trust 2017-2 (the 2017-2 Trust), a New York common law trust formed on November 21, 2017; Velocity Commercial Capital Loan Trust 2018-1 (the 2018-1 Trust), a New York common law trust formed on April 12, 2018, Velocity Commercial Capital Loan Trust 2018-2 (the 2018-2 Trust), a New York common law trust formed on October 15, 2018, and Velocity Commercial Capital Loan Trust 2019-1 (the 2019-1 Trust), a New York common law trust formed on March 14, 2019, collectively known as the Trusts. The Trusts are bankruptcy remote, variable interest entities (VIE) formed for the purpose of providing secured borrowings to the Company and are consolidated with the accounts of the Company.

Note 2 — Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the requirements for interim financial statements and, accordingly, they are condensed and omit disclosures, which would substantially duplicate those contained in the most recent annual report. The financial statements as of, and for the interim periods presented, are unaudited and, in management’s opinion, include all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year. The financial information as of December 31, 2018 has been derived from the audited financial statements as of those dates. For further information, refer to the financial statements and the notes elsewhere included in this filing.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of consolidated income and expenses during the reporting period. Significant estimates subject to change include determination of the allowance for loans losses, determination of asset fair values, and other valuations using expected future cash flows. Actual results could differ from those estimates.

(b) Principles of Consolidation

The principles of consolidation require management to determine and reassess the requirement to consolidate VIEs each reporting period, and therefore, the determination may change based on new facts and circumstances pertaining to each VIE. This could result in a material impact to the Company’s consolidated financial statements in subsequent reporting periods.

The Company consolidates the assets, liabilities, and remainder interests of the Trusts as management determined that VCC is the primary beneficiary of these entities. The Company’s ongoing asset management responsibilities provide the Company with the power to direct the activities that most significantly impact the VIE’s economic performance, and the remainder interests provide the Company with the right to receive benefits and the obligation to absorb losses, limited to its investment in the remainder interest of the Trusts.

The following table presents a summary of the assets and liabilities of the Trusts as of June 30, 2019 and December 31, 2018. Intercompany balances have been eliminated for purposes of this presentation (in thousands):

	June 30, 2019	December 31, 2018
Restricted cash	$305	$305
Loans held for investment, net	1,402,463	1,328,619
Accrued interest and other receivables	40,471	44,840
Real estate owned, net	6,506	1,132
Other assets	1	4

Total assets	$1,449,746	$1,374,900

Accounts payable and accrued expenses	$16,931	$17,087
Securities issued	1,261,455	1,202,202

Total liabilities	$1,278,386	$1,219,289

The consolidated financial statements as of June 30, 2019 and December 31, 2018 include only those assets, liabilities, and results of operations related to the business of the Company, its subsidiaries, and VIEs, and do not include any assets, liabilities, revenues, and expenses attributable to limited liability members’ individual activities. The liability of each member in an LLC is limited to the amounts reflected in their respective member accounts.

Note 3 — Current Accounting Developments

(a) Accounting Standards Adopted in 2019

Effective January 1, 2019, the Company adopted ASU 2016-02, “Leases (Topic 842),” and the related amendments to this new standard issued in 2018. ASU 2016-02 supersedes Topic 840, “Leases,” and is

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

intended to increase transparency and comparability among organizations by requiring the recognition of right-of-use (“ROU”) assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of the financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted the new standard using the optional transition method under ASU 2018-11, “Leases (Topic 842): Targeted Improvements,” on January 1, 2019. Upon adoption, the Company recognized an operating lease liability of $2.8 million, and a corresponding right-of-use asset of $2.6 million based on the present value of the remaining minimum lease payments for existing operating leases. The Company has elected the following practical expedients: (1) As a lessee the Company will not separate lease and non-lease components when determining the amount of right of use assets; (2) to not reassess whether any expired or existing contracts are or contain leases and to maintain existing lease classifications; (3) to not record short-term leases (initial term of 12 months or less) on the balance sheet.

Effective January 1, 2019, the Company early-adopted any removed or modified disclosures as permitted by ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework — Changes to Disclosure Requirements for Fair Value Measurements,” but will defer adoption of the additional disclosures until the effective date of January 1, 2020 as permitted in the transition guidance in ASU 2018-13.

(b) Other Accounting Standards

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize credit losses and impairment of financial assets recorded at amortized cost. Currently, the credit loss and impairment model for loans and leases is based on incurred losses, and investments are recognized as impaired when there is no longer an assumption that future cash flows will be collected in full under the originally contracted terms. Under the new current expected credit loss (“CECL”) model, the standard requires immediate recognition of estimated credit losses expected to occur over the remaining life of the asset. This standard also expands the disclosure requirements regarding an entity’s assumptions, models and methods for estimating the allowance for loan and lease losses, and requires disclosure of the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination (i.e., by vintage year). ASU 2016-13 is effective for interim and annual periods in fiscal years beginning after December 15, 2019, with earlier adoption permitted. Entities are required to use a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted (modified-retrospective approach). The Company has selected a CECL software and is currently working with the vendor to implement the software. Model validation and parallel runs will begin in the fourth quarter of 2019. The Company plans to adopt this standard on January 1, 2020. This new standard will be significant to the policies, processes, and methodology used to determine credit losses, however the Company has not yet determined the quantitative effect ASU 2016-13 will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, which aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. Specifically, if a cloud computing arrangement is deemed to be a service contract, certain implementation costs are eligible for capitalization. The new guidance prescribes the balance sheet and income statement presentation and cash flow classification for the capitalized costs and related amortization expense. The amendments in this ASU should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. ASU 2018-15 is effective for the Company on January 1, 2020 and the Company expects to

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

adopt this ASU on January 1, 2020. The adoption of ASU 2018-15 will not have a material impact on the Company’s consolidated financial statements.

Note 4 — Restricted Cash

The 2011-1 securitization agreement requires the Company to set aside cash to cover potential shortfall. The Company is also required to hold cash for potential future advances due certain borrowers. The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Company’s consolidated statement of financial condition that sum to the total of the same such amounts shown in the consolidated statements of cash flows for the six months ended June 30, 2019 and 2018.

	June 30,
	2019	2018
Cash and cash equivalents	$14,105	$12,633
Restricted cash	1,542	305

Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$15,647	$12,938

Note 5 — Loans Held for Sale, Net

The unpaid principal balance of loans held for sale as of June 30, 2019 and December 31, 2018 was $82.9 million and $79.3 million, respectively, and the net deferred loan origination costs was $444 thousand and $716 thousand, respectively.

Note 6 — Loans Held for Investment

Prior to June 1, 2019, our loans held for investment portfolio consisted of Non-PCI loans and PCI loans. Non-PCI loans were loans the Company originated or acquired that were not credit impaired at the dates of acquisition. PCI loans were purchased loans for which there was, at the acquisition date, evidence of credit deterioration since their origination and for which it was probable that collection of all contractually required payments was unlikely. As the Company’s PCI loan portfolio represented less than 0.7% of total loans with remaining purchased discount of less than $0.5 million at the end of the first quarter in 2019, the PCI loans were accounted for as Non-PCI loans effective June 1, 2019. Accordingly, the allowance for loan losses in the tables below related to the June 30, 2019 period are for total loans held for investment, and amounts related to the 2018 period are for Non-PCI loans.

The following tables summarize loans held for investment as of June 30, 2019 and December 31, 2018 (in thousands):

	June 30, 2019	December 31, 2018
Unpaid principal balance	$1,665,927	$1,551,866
Discount on acquired loans	—	(541)
Valuation adjustments on FVO loans	(470)	(586)
Deferred loan origination costs	23,346	21,812

	1,688,803	1,572,551
Allowance for loan losses	(2,096)	(1,680)

	$1,686,707	$1,570,871

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As of June 30, 2019 and December 31, 2018, the gross unpaid principal balance of loans held for investment pledged as collateral for the Company’s warehouse repurchase agreements, and securitizations issued were as follows (in thousands):

	June 30, 2019	December 31, 2018
Citibank warehouse repurchase agreement	$100,059	$114,112
Barclays warehouse repurchase agreement	130,886	85,448
Pacific Western Bank agreement	18,281	—

Total pledged loans	$249,226	$199,560

2011-1 Trust	$16,668	$17,226
2014-1 Trust	37,708	45,770
2015-1 Trust	78,163	100,414
2016-1 Trust	127,547	173,494
2016-2 Trust	102,514	120,937
2017-1 Trust	138,302	155,861
2017-2 Trust	190,625	214,111
2018-1 Trust	157,754	168,615
2018-2 Trust	290,675	314,860
2019-1 Trust	243,765	—

Total	$1,383,721	$1,311,288

(a) Nonaccrual Loans

The following table presents certain information about the Company’s loans held for investment and loans that were considered impaired and on nonaccrual status as of June 30, 2019 and December 31, 2018. There were no loans accruing interest that were greater than 90 days past due as of June 30, 2019 or December 31, 2018.

	June 30, 2019	December 31, 2018
Nonaccrual loans:
Recorded investment	$99,723	$93,653
Percentage of the originated loans held for investment	5.9%	5.9%
Impaired loans:
Unpaid principal balance	$98,467	$92,410
Recorded investment	99,905	93,841
Recorded investment of impaired loans requiring a specific allowance	8,159	6,283
Specific allowance	803	636
Specific allowance as a percentage of recorded investment of impaired loans requiring a specific allowance	9.8%	10.1%
Recorded investment of impaired loans not requiring a specific allowance	$91,746	$87,558
Percentage of recorded investment of impaired loans not requiring a specific allowance	91.8%	93.3%
TDRs included in impaired loans:
Recorded investment of TDRs	$182	$188
Recorded investment of TDRs with a specific allowance	182	188
Specific allowance	25	25
Recorded investment of TDRs without a specific allowance	—	—

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

For the six months ended June 30, 2019 and 2018, there was no accrued interest income recognized on nonaccrual loans, cash basis interest income recognized on nonaccrual loans was $5.4 million and $4.6 million, respectively, and the average recorded investment of impaired loans, computed using month-end balances, was $105.2 million and $72.4 million, respectively. There were no commitments to lend additional funds to debtors whose loans have been modified as of June 30, 2019 and December 31, 2018.

(b) Allowance for Loan Losses

Activity in the allowance for loan losses during the six months ended June 30, 2019 and 2018 was as follows (in thousands):

	Six Months Ended June 30,
	2019	2018
Beginning balance	$1,680	$1,886
Provision for (reversal of) loan losses	560	(234)
Charge-offs	(144)	(272)

Ending balance	$2,096	$1,380

Allowance related to:
Loans individually evaluated for impairment	$803	$288
Loans collectively evaluated for impairment	1,293	1,092
Recorded investment related to:
Loans individually evaluated for impairment	$99,905	$72,001
Loans collectively evaluated for impairment	1,585,843	1,342,608

(c) Credit Quality Indicator

A credit quality indicator is a statistic used by management to monitor and assess the credit quality of loans held for investment, excluding loans held for investment at fair value. Management monitors delinquencies, bankruptcies, and foreclosures as its primary credit quality indicator, and the following table provides delinquency information on the recorded investment in the loans held for investment portfolio as of June 30, 2019 and December 31, 2018 (in thousands):

	30–59 days past due	60–89 days past due	90+ days past due(1)	Total past due	Current	Total loans
June 30, 2019:
Impaired loans	$3,693	$3,599	$92,431	$99,723	$182	$99,905
Nonimpaired loans	101,311	27,631	—	128,942	1,456,901	1,585,843

Ending balance	$105,004	$31,230	$92,431	$228,665	$1,457,083	$1,685,748

December 31, 2018:
Impaired loans	$1,421	$2,286	$90,134	$93,841	$—	$93,841
Nonimpaired loans	78,538	21,930	187	100,655	1,374,592	1,475,247

Ending balance	$79,959	$24,216	$90,321	$194,496	$1,374,592	$1,569,088

(1)	Includes loans in bankruptcy and foreclosure less than 90 days past due.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Note 7 — Securitizations, Net

From May 2011 through June 2019, the Company completed ten securitizations of $2.4 billion of loans, issuing $2.2 billion of securities to third parties through ten respective Trusts. The Company is the sole beneficial interest holder of the Trusts, which are variable interest entities included in the consolidated financial statements. The transactions are accounted for as secured borrowings under U.S. GAAP. The securities are subject to redemption by the Company when the stated principal balance is less than a certain percentage, ranging from 5%–25% of the original stated principal balance of loans at issuance. As a result, the actual maturity dates of the securities issued could be earlier than their respective stated maturity dates, ranging from August 2040 through February 2049. The outstanding balance, net of discounts and deals costs, of the securities as of June 30, 2019 and December 31, 2018 was $1.3 billion and $1.2 billion, respectively.

Note 8 — Other Debt

The secured financing and warehouse repurchase facilities were utilized to finance the origination and purchase of commercial real estate mortgage loans. Warehouse repurchase facilities are designated to fund mortgage loans that are originated and purchased within specified underwriting guidelines. These lines of credit fund less than 100% of the principal balance of the mortgage loans originated and purchased, requiring the use of working capital to fund the remaining portion.

(a) Secured Financing, Net (Corporate Debt)

On December 18, 2014, the Company entered into a five-year, $100.0 million corporate debt agreement with the owners of the Class C preferred units, with an original note draw of $50.0 million and additional delayed draw notes up to an aggregate original principal amount of $50.0 million, which matures on December 16, 2019, and issued at par. In January 2016, the Company made its final delayed draw of $10.0 million. The notes bear interest at either 10% paid in cash or 11% paid in kind on June 15 and December 15 of each year. All principal and paid-in-kind interest are due at maturity. As of June 30, 2019 and December 31, 2018, including paid-in-kind interest, the balance of the notes was $127.6 million. The balances in the consolidated statements of financial condition are net of debt issuance costs of $0.5 million and $0.6 million as of June 30, 2019 and December 31, 2018, respectively. For the six months ended June 30, 2019 and the year ended December 31, 2018, the interest due was paid in cash. The Company expects to pay future interest due in cash for the foreseeable future. The notes are secured by substantially all assets of the Company not otherwise pledged under a securitization or warehouse and repurchase facility and contain certain reporting and net worth covenants. Should the Company fail to adhere to those covenants or otherwise default under the notes, the lenders have the right to demand immediate repayment that may require the Company to sell the collateral at less than the carrying amounts. As of June 30, 2019 and December 31, 2018, the Company was in compliance with these covenants.

(b) Warehouse Repurchase and Revolving Loan Facilities, Net

The Barclays Repurchase Agreement was originally entered into on May 29, 2015 by and between VCC and Barclays Bank PLC and currently has an extended maturity date of October 25, 2019. The agreement is a short-term borrowing facility, collateralized by a pool of performing loans, with an initial maximum capacity of $250.0 million, and bears interest at one-month LIBOR plus a margin that ranges from 2.75% to 2.875%. All borrower payments on loans financed under the warehouse repurchase facility are first used to pay interest on the facility. All amounts in excess are returned to VCC. As of June 30, 2019 and December 31, 2018, the effective interest rates were 5.29% and 4.67%, respectively.

The Citibank Repurchase Agreement was originally entered into on May 17, 2013 by and between VCC and Citibank, N.A. and has a current extended maturity date of August 3, 2020. The Agreement is a

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

short-term borrowing facility, collateralized by a pool of mainly performing loans, with a maximum capacity of $200.0 million, and bears interest at one-month LIBOR plus 3.00%. All borrower payments on loans financed under the warehouse repurchase facility are first used to pay interest on the facility. All amounts in excess are returned to VCC. As of June 30, 2019 and December 31, 2018, the effective interest rates were 5.39% and 4.54%, respectively.

On September 12, 2018, the Company entered into a three-year secured revolving loan facility agreement with Pacific Western Bank. During the borrowing period, the Company can take loan advances from time to time subject to availability. Each loan advance bears interest at the lesser of the one-month LIBOR Rate plus 3.5% per annum and the maximum rate, which is the highest lawful and non-usurious rate of interest applicable to the loan. The maximum loan amount under this facility is $50 million. As of June 30, 2019, the effective interest rate was 6.05%. There was no interest expense for the year ended December 31, 2018.

Certain of the Company’s loans are pledged as security under the warehouse repurchase facilities and the revolving loan facility, which contain covenants. Should the Company fail to adhere to those covenants or otherwise default under the facilities, the lenders have the right to terminate the facilities and demand immediate repayment that may require the Company to sell the collateral at less than the carrying amounts. As of June 30, 2019 and December 31, 2018, the Company was in compliance with these covenants.

The following table summarizes the maximum borrowing capacity and current gross balances outstanding for the Company’s repurchase facilities as of June 30, 2019 and December 31, 2018 (in thousands):

	June 30, 2019		December 31, 2018
	Balance outstanding(1)	Maximum borrowing capacity	Balance outstanding(1)	Maximum borrowing capacity
Barclays warehouse repurchase agreement	$149,824	$250,000	$94,659	$250,000
Citibank warehouse repurchase agreement	117,171	200,000	121,701	200,000
Pacific Western repurchase agreement	13,715	50,000	365	50,000

(1)	Warehouse repurchase facilities amounts in the consolidated statements of financial condition are net of debt issuance costs amounting to $0.8 million as of June 30, 2019 and December 31, 2018.

The following table provides an overview of the activity and effective interest rate for the six months ended June 30, 2019 and 2018 (dollars in thousands):

	Six Months Ended June 30,
	2019	2018
Warehouse repurchase facilities:
Average outstanding balance	$201,832	$133,134
Highest outstanding balance at any month-end	280,710	197,540
Effective interest rate(1)	5.78%	5.30%

(1)

Represents annualized interest expense divided by average gross outstanding balance and includes average rate of 5.35% and debt issue cost amortization of 0.43% and average rate of 4.46% and debt issue cost amortization of 0.84% as of June 30, 2019 and 2018, respectively.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following table provides a summary of interest expense that includes debt issuance cost amortization, interest, amortization of discount, and deal cost amortization for the periods indicated (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Warehouse repurchase facilities	$2,692	$1,680	$5,834	$3,526
Securitizations	17,632	12,991	33,553	24,837

Interest expense — portfolio related	20,324	14,671	39,387	28,363
Interest expense — corporate debt	$3,353	$3,328	$6,706	$6,657

Total interest expense	23,677	17,999	46,093	35,020

Note 9 — Income Taxes

The effective tax rate was 29.0% and 27.7% for the three months ended June 30, 2019 and 2018, respectively. The effective tax rate was 28.9% for the six months ended June 30, 2019, compared to 52.0% for the six months ended June 30, 2018. The effective tax rate for the six months ended June 30, 2018 included an adjustment to establish a 2018 beginning of the year deferred tax position as a result of the Company electing to be treated as a corporation effective 1/1/2018. This adjustment resulted in a 23.5% increase to the 2018 effective tax rate.

The Company had no valuation allowance as of June 30, 2019 and December 31, 2018. Based on the Company’s estimates of taxable income over the years in which the items giving rise to the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Note 10 — Class C Preferred Units

Class C preferred units were issued on December 18, 2014 by the Company bearing a liquidation preference return equal to seven percent (7%) per annum of the Class C base amount of $20 million plus cumulative quarterly returns paid in kind. The Class C return accrues and is payable in arrears in kind quarterly on the last day of each fiscal quarter of each fiscal year and on any date on which a distribution is paid. Each Class C member has the right to convert their Class C preferred units into Class A units without the payment of additional consideration. Prior to December 19, 2016, the Class C preferred units were included in equity. As a result of the issuance of a put option in December 2016, the Company reassessed the revised characteristics of the Class C preferred units and determined the units were more akin to mezzanine equity and reclassified preferred C balances from equity to Class C preferred units on the consolidated statements of financial condition. The put right allows the Class C unit holders at any time from and after the third anniversary until the fifth anniversary of December 19, 2016, the right (but not the obligation) to require the Company to purchase all of the Class C preferred units for a cash payment equal to the aggregate Class C Liquidation Preference Amount of such Class C preferred units as defined by the agreement. The Company also has the right to require Class C members to convert all of each Class C member’s preferred units into Class A units in connection with, and upon consummation of, an initial public offering (IPO). As of June 30, 2019 and December 31, 2018, each Class C preferred unit was convertible into a number of Class A units at a conversion price of 1.044472 per Class C preferred unit. As of June 30, 2019 and December 31, 2018, representatives of Class C members held one of eight seats on the Company’s board of managers. Certain corporate matters and business decisions require the consent of the Class C unit holders. The Class C Liquidation Preference Amounts were $27.4 million and $26.5 million

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

as of June 30, 2019 and December 31, 2018, respectively. Total authorized, issued, and outstanding Class C units as of June 30, 2019 and December 31, 2018 were 17.6 million.

Note 11 — Members’ Equity

The Company has the authority to issue four types of membership units, Class A, Class B, Class C, and Class D units. The Class A units represent ownership interests in VF. Class B units are profit interest units, which represent a right to share, with the Class A units, in the distribution of profits earned by VF. The Class C and Class D units are preferred units, which have the right to convert to Class A units in VF. The outstanding Class A, Class B and Class D units and equity balance are as follows (in thousands):

	June 30, 2019	December 31, 2018
Class A units issued and outstanding	97,514	97,514
Class A equity balance	$86,819	$79,524
Class B units issued and outstanding	16,072	16,072
Class B equity balance	$—	$—
Class D units issued and outstanding	60,194	60,194
Class D equity balance	$60,194	$60,194

See note (10) on Class C preferred units.

Class A units are issued when capital contributions are made to the Company in the form of cash. Class B units have been issued as part of the Velocity Financial, LLC 2012 Equity Incentive Plan (formerly, Velocity Commercial Capital, LLC 2007 Equity Incentive Plan) (the Plan) and are subordinate to the Class A units for purposes of distribution preferences. The Class B units are not entitled to receive profit distributions until all Class A, C, and D unit holders have received the stated value of their equity. Therefore, the value of the Class B units as of June 30, 2019 and December 31, 2018 was zero.

As of June 30, 2019 and December 31, 2018, the majority owner owned approximately 95 million Class A units representing an ownership interest of approximately 97.4% of the Class A units. Representatives of the majority owner currently hold five of eight seats on the Company’s board of managers.

Class B units vest over a three-year period. Under the Plan, approximately 16.1 million Class B units were authorized for grant. As of June 30, 2019 and December 31, 2018, there were 16.1 million units issued and outstanding. The following table summarizes the activity in Class B units as of June 30, 2019 and December 31, 2018 and the periods then ended (in thousands):

	June 30, 2019	December 31, 2018
Beginning balance	16,072	16,072
Awards granted	—	—
Awards canceled	—	—

Ending balance	16,072	16,072

Vested units	13,406	10,741

Class B units are last in the waterfall for distributions and profit sharing upon liquidation. As the value of the Class B units awarded is zero, no share-based compensation expenses have been recognized in the consolidated statements of income for the six months ended June 30, 2019 and 2018.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The Company issued 60 million Class D preferred units at one dollar per share on December 19, 2016. On March 6, 2017, the Company issued an aggregate of 193,989 Class D preferred units at one dollar per unit to two investors. The Class D preferred units earn a return equal to sixteen percent (16%) per annum of the Class D Base Amount (purchase price amount plus cumulative quarterly returns paid in kind) with respect to such member’s Class D preferred units until December 19, 2019 and, from and after such date, an amount equal to fifteen percent (15%) per annum of the Class D Base Amount. The Class D return accrues and is payable in arrears in kind quarterly on the last day of each fiscal quarter of each fiscal year and on any date on which a distribution is paid. For the six months ended June 30, 2019 and 2018, the Class D returns paid in kind were $6.8 million and $5.8 million, respectively. Each Class D member has the right to convert their Class D preferred units into Class A units without the payment of additional consideration. The Company also has the right to require Class D members to convert all of each Class D member’s preferred units into Class A units in connection with, and upon consummation of, an IPO. As of June 30, 2019 and December 31, 2018, each Class D preferred unit is convertible into a number of Class A units at a conversion price of $0.876971 per Class D preferred unit. Certain corporate matters and business decisions require the consent of the Class D unit holders. As of June 30, 2019 and December 31, 2018, representatives of Class D members held one of eight seats on the Company’s board of managers. The Class D Units liquidation preference amount was $89.6 million and $82.8 million as of June 30, 2019 and December 31, 2018, respectively.

Note 12 — Commitments and Contingencies

(a) Leases

The Company leases office space in California, Pennsylvania, Virginia, Massachusetts, Florida, Texas, and Washington. The noncancelable operating leases range from three to five years. Rental payments are accounted for on a straight-line basis based on minimum annual amounts plus escalation amounts to adjust for inflation. The Company leases certain office equipment under noncancelable operating leases.

(b) Repurchase Liability

When the Company sells loans, it is required to make normal and customary representations and warranties about the loans to the purchaser. The loan sale agreements generally require the Company to repurchase loans if the Company breaches a representation or warranty given to the loan purchaser. In addition, the Company may be required to repurchase loans as a result of borrower fraud or if a payment default occurs on a loan shortly after its sale.

The Company records a repurchase liability relating to representations and warranties and early payment defaults. The method used to estimate the liability for repurchase is a function of the representations and warranties given and considers a combination of factors, including, but not limited to, estimated future defaults and loan repurchase rates and the potential severity of loss in the event of defaults. The Company establishes a liability at the time loans are sold and continually updates the estimated repurchase liability. The level of the repurchase liability for representations and warranties and early payment default requires considerable management judgment.

(c) Legal Proceedings

The Company is a party to various legal proceedings in the normal course of business. The Company, after consultation with legal counsel, believes the disposition of all pending litigation will not have a material effect on the Company’s consolidated financial condition or results of operations.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Note 13 — Leases

The Company adopted ASU 2016-02, Leases (Topic 842) and all subsequent related ASUs using the alternative transition method effective January 1, 2019. The Company has elected the package of practical expedients that permits the Company to not reassess prior conclusions about lease identification, lease classification and initial direct costs. The Company also elected all of the new standard’s available transition practical expedients, including the short-term lease recognition exemption that includes not recognizing ROU assets or lease liabilities for existing short-term leases, and the practical expedient to not separate lease and non-lease components for all leases.

The Company determines if a contract arrangement is a lease at inception. The Company primarily enters into operating lease contracts for office space and certain equipment. As part of the property lease agreements, the Company may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise those options. The ROU lease asset also includes any lease payments made and lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company does not possess any leases that have variable lease payments or residual value guarantees.

The Company uses its incremental borrowing rates ranging from 5.23% to 6.01% to determine the present value of its lease liabilities. The Company’s leases have remaining terms ranging from 2 months to 5 years, and the weighted average remaining lease term was 2.6 years as of June 30, 2019. Short-term leases (initial term of less than 12 months) are not recorded on the balance sheet and lease expense is recognized on a straight-line basis over the lease term.

As of June 30, 2019, the Company recorded a ROU asset of $2.8 million, net of accumulated amortization of $0.6 million. Operating lease expense was $0.3 million and $0.6 million for the three months and six months ended June 30, 2019, respectively, and included short-term leases that were immaterial. Operating cash flows from operating leases were $0.6 million for the six months ended June 30, 2019.

The following table presents maturities of operating lease liabilities as of June 30, 2019 (in thousands):

Operating Leases
Remaining 2019	$494
2020	880
2021	746
2022	681
2023	430
Thereafter	331

Total lease payments	3,562
Less: Imputed interest	(805)

Present value of lease liabilities	$2,757

Total minimum lease payments for all leases as of December 31, 2018 are as follows (in thousands):

Lease payments
2019	$1,065
2020	674
2021	534
2022	463
2023	206
Thereafter	217

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Note 14 — Retirement Plan

The Company maintains a qualified 401(k) retirement plan in accordance with the Internal Revenue Service code. Employees meeting certain eligibility requirements as detailed in the plan document may participate by deferring eligible compensation into the plan. The plan allows for discretionary employer matching contribution. For the six months ended June 30, 2019 and 2018, the Company expensed $184 thousand and $220 thousand, respectively.

Note 15 — Related Party Transactions

In the ordinary course of business, the Company sells held for sale loans to various financial institutions. From time to time, the Company sells held for sale loans to an affiliate of a Class D preferred unit holder.

In 2014, the Company entered into a five-year, $100.0 million corporate debt agreement with the owners of Class C preferred units, pursuant to which the Company issued at par senior secured notes that mature on December 16, 2019. The senior secured notes bear interest, at our election, at either 10% annually paid in cash or 11% annually paid in kind. As of June 30, 2019 and December 31, 2018, including paid-in-kind interests, the senior secured notes balance was $127.6 million, and is presented within secured financing, net on the consolidated statements of financial condition.

Note 16 — Fair Value Measurements

(a) Fair Value Determination

ASC Topic 820, “Fair Value Measurement,” defines fair value, establishes a framework for measuring fair value including a three-level valuation hierarchy, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date reflecting assumptions that a market participant would use when pricing an asset or liability. The hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

•	Level 1 — Valuation is based on quoted prices for identical instruments traded in active markets.

•

Level 2 — Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable and can be corroborated by market data.

•

Level 3 — Valuation is based on significant unobservable inputs for determining the fair value of assets or liabilities. These significant unobservable inputs reflect assumptions that market participants would use in pricing the assets or liabilities.

Given the nature of some of the Company’s assets and liabilities, clearly determinable market-based valuation inputs are often not available; therefore, these assets and liabilities are valued using internal estimates. As subjectivity exists with respect to the valuation estimates used, the fair values disclosed may not equal prices that can ultimately be realized if the assets are sold or the liabilities are settled with third parties.

Below is a description of the valuation methods for the assets and liabilities recorded at fair value on either a recurring or nonrecurring basis and for estimating fair value of financial instruments not recorded at fair value for disclosure purposes. While management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the measurement date.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(b) Cash and Cash Equivalents and Restricted Cash

Cash and restricted cash are recorded at historical cost. The carrying amount is a reasonable estimate of fair value as these instruments have short-term maturities and interest rates that approximate market, a Level 1 measurement.

(c) Loans Held for Investment

Loans held for investment are recorded at their outstanding principal balance, net of purchase discounts, deferred loan origination fees/costs, and allowance for loan losses.

The Company determined the fair value estimate of loans held for investment using a cash flow model incorporating the latest securitization execution prices as a proxy, a Level 3 measurement. The significant unobservable inputs used in the fair value measurement of the Company’s mortgage loans held for investment are interest rates, prepayment speeds, loss severity, and default rates. Significant changes in any of those inputs could result in a significant change to the loans’ fair value measurement.

(d) Impaired Loans

Nonaccrual loans held for investment are considered impaired and are measured and recorded at fair value on a nonrecurring basis. Impaired loans are reviewed individually for the amount of impairment, if any. To the extent a loan is collateral dependent, the Company measures such impairment based on the estimated fair value of the underlying collateral. The fair value of each loan’s collateral is generally based on appraisals or broker price opinions obtained, less estimated costs to sell, a Level 3 measurement.

(e) Loans Held for Sale

Loans held for sale are carried at the lower of cost or fair value, with fair value adjustments recorded on a nonrecurring basis. The Company uses a discounted cash flow model to estimate the fair value of loans held for sale, a Level 3 measurement.

(f) Interest-Only Strips

The Company retains an interest-only strip on certain sales of held for sale loans. The interest-only strips are classified as trading securities under FASB ASC Topic 320, Investments-Debt Securities. The interest-only strips are measured based on their estimated fair values using a discounted cash flow model, a Level 3 measurement. Changes in fair value are reflected in income as they occur.

(g) Loans Held for Investment, at Fair Value

The Company has elected to account for certain purchased distressed loans held for investment, at fair value (the FVO Loans) using FASB ASC Topic 825, Financial Instruments (ASC 825). The FVO loans are measured based on their estimated fair values. Management identified all of these loans to be accounted for at estimated fair value at the instrument level. Changes in fair value are reflected in income as they occur.

The Company uses a modified discounted cash flow model to estimate the fair value at instrument level, a Level 3 measurement. The significant unobservable inputs used in the fair value measurement of the Company’s mortgage loans held for investment, at fair value are discount rate, property values, prepayment speeds, loss severity, and default rates. Significant changes in any of those inputs in isolation could result in a significant change to the loans’ fair value measurement.

(h) Real Estate Owned, Net (REO)

Real estate owned, net is initially recorded at the property’s estimated fair value, based on appraisals or broker price opinions obtained, less estimated costs to sell, at the acquisition date, a Level 3 measurement.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

From time to time, nonrecurring fair value adjustments are made to real estate owned, net based on the current updated appraised value of the property, or management’s judgment and estimation of value based on recent market trends or negotiated sales prices with potential buyers.

(i) Secured Financing, Net (Corporate Debt)

The Company determined the fair value estimate of the secured financing using the estimated cash flows discounted at an appropriate market rate, a Level 3 measurement.

(j) Warehouse Repurchase Facilities, Net

Warehouse repurchase facilities are recorded at historical cost. The carrying amount is a reasonable estimate of fair value as these instruments have short-term maturities and interest rates that approximate market, a Level 1 measurement.

(k) Securitizations, Net

The fair value estimate of securities issued is determined by using estimated cash flows discounted at an appropriate market rate, a Level 3 measurement.

(l) Accrued Interest Receivable and Accrued Interest Payable

The carrying amounts of accrued interest receivable and accrued interest payable approximate fair value due to the short-term nature of these instruments, a Level 1 measurement.

The Company does not have any off-balance sheet financial instruments.

(m) Fair Value Disclosures

The following tables present information on assets measured and recorded at fair value as of June 30, 2019 and December 31, 2018, by level, in the fair value hierarchy (in thousands):

	Fair value measurements using			Total at fair value
June 30, 2019	Level 1	Level 2	Level 3
Recurring fair value measurements:
Loans held for investment, at fair value	$—	$—	$2,974	$2,974
Interest-only strips	—	—	1,192	1,192

Total recurring fair value measurements	—	—	4,166	4,166

Nonrecurring fair value measurements:
Loans held for sale, net	—	—	82,308	82,308
Real estate owned, net	—	—	14,221	14,221
Impaired loans requiring specific allowance, net	—	—	7,356	7,356

Total nonrecurring fair value measurements	—	—	103,885	103,885

Total assets	$—	$—	$108,051	$108,051

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

	Fair value measurements using			Total at fair value
December 31, 2018	Level 1	Level 2	Level 3
Recurring fair value measurements:
Loans held for investment, at fair value	$—	$—	$3,463	$3,463
Interest-only strips	—	—	812	812

Total recurring fair value measurements	—	—	4,275	4,275

Nonrecurring fair value measurements:
Loans held for sale, net	—	—	78,446	78,446
Real estate owned, net	—	—	7,167	7,167
Impaired loans requiring specific allowance, net	—	—	5,647	5,647

Total nonrecurring fair value measurements	—	—	91,260	91,260

Total assets	$—	$—	$95,535	$95,535

The following table presents the total change in value of assets measured on a nonrecurring basis for which a fair value adjustment has been included on the consolidated statement of income for the six months ended June 30, 2019 and 2018 (in thousands):

	Six Months Ended June 30,
Gain (loss) on assets measured on a nonrecurring basis	2019	2018
Loans held for sale, net	$68	$—
Real estate owned, net	(377)	(700)
Impaired loans requiring specific allowance, net	(167)	447

Total net loss	$(476)	$(253)

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following tables present the primary valuation techniques and unobservable inputs related to Level 3 assets as of June 30, 2019 and December 31, 2018 (dollars in thousands):

June 30, 2019
Asset category	Fair value	Primary valuation technique	Unobservable input	Range	Weighted average
Collateral dependent impaired loans requiring specific allowance, net	$7,356	Market comparables	Selling costs	8%	8%
Real estate owned, net	14,221	Market comparables	Selling costs	8%	8%
Loans held for investment, at fair value	2,974	Discounted cash flow	Discount rate	10.5%	10.5%
			Collateral value (% of UPB)	13% to 94%	86%
			Timing of resolution/payoff (months)	6 to 224	70
			Prepayment rate	15%	15%
			Default rate	1%	1%
			Loss severity rate	10%	10%
Interest-only strips	1,192	Discounted cash flow	Discount rate	15%	15%
			Timing of resolution/payoff (months)	0 to 12	6.3

December 31, 2018
Asset category	Fair value	Primary valuation technique	Unobservable input	Range	Weighted average
Collateral dependent impaired loans requiring specific allowance, net	$5,647	Market comparables	Selling costs	8%	8%
Real estate owned, net	7,167	Market comparables	Selling costs	8%	8%
Loans held for investment, at fair value	3,463	Discounted cash flow	Discount rate	10.5%	10.5%
			Collateral value (% of UPB)	-40% to 100%	86%
			Timing of resolution/payoff (months)	1 to 230	64.2
			Prepayment rate	20%	20%
			Default rate	1%	1%
			Loss severity rate	10%	10%
Interest-only strips	812	Discounted cash flow	Discount rate	15%	15%
			Timing of resolution/payoff (months)	1 to 12	8.4

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following is a rollforward of loans that are measured at estimated fair value on a recurring basis for the six months ended June 30, 2019 and the year ended December 31, 2018 (in thousands):

	Six Months Ended June 30, 2019	Year Ended December 31, 2018
Beginning balance	$3,463	$4,632
Loans liquidated	(421)	(895)
Principal paydowns	(34)	(515)
Total unrealized (loss) gain included in net income	(34)	241

Ending balance	$2,974	$3,463

The following is a rollforward of interest-only strips that are measured at estimated fair value on a recurring basis for the for the six months ended June 30, 2019 and the year ended December 31, 2018 (in thousands):

	Six Months Ended June 30, 2019	Year Ended December 31, 2018
Beginning balance	$812	$369
Interest-only strip additions	1,633	1,314
Interest-only strip write-offs	(122)	(97)
Total unrealized loss included in net income	(1,131)	(774)

Ending balance	$1,192	$812

The Company estimates the fair value of certain financial instruments on a quarterly basis. These instruments are recorded at fair value through the use of a valuation allowance only if they are impaired. As described above, these adjustments to fair value usually result from the application of lower of cost or fair value accounting or write-downs of individual assets. As of June 30, 2019 and December 31, 2018, the only financial assets measured at fair value were certain impaired loans held for investment, loans held for sale, interest-only strips, REO and FVO loans, which were measured using unobservable inputs, including appraisals and broker price opinions on the values of the underlying collateral. Impaired loans were carried at approximately $7.4 million and $5.6 million as of June 30, 2019 and December 31, 2018, net of specific allowance for loan losses of approximately $0.8 million and $0.6 million, respectively.

A financial instrument is cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable terms. The methods and assumptions used in estimating the fair values of the Company’s financial instruments are described above.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The following tables present carrying amounts and estimated fair values of certain financial instruments as of the dates indicated (in thousands):

	June 30, 2019
Asset category	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Assets:
Cash	$14,105	$14,105	$—	$—	$14,105
Restricted cash	1,542	1,542	—	—	1,542
Loans held for sale, net	82,308	—	—	82,308	82,308
Loans held for investment, net	1,683,733	—	—	1,728,982	1,728,982
Loans held for investment, at fair value	2,974	—	—	2,974	2,974
Accrued interest receivable	11,326	11,326	—	—	11,326
Liabilities:
Secured financing, net	$127,062	$—	$—	$126,578	$126,578
Warehouse repurchase facilities, net	279,960	279,960	—	—	279,960
Securitizations, net	1,261,455	—	—	1,289,149	1,289,149
Accrued interest payable	6,445	6,445	—	—	6,445

	December 31, 2018
Asset category	Carrying Value	Level 1	Level 2	Level 3	Estimated Fair Value
Assets:
Cash	$15,008	$15,008	$—	$—	$15,008
Restricted cash	1,669	1,669	—	—	1,669
Loans held for sale, net	78,446	—	—	79,335	79,335
Loans held for investment, net	1,567,408	—	—	1,609,860	1,609,860
Loans held for investment, at fair value	3,463	—	—	3,463	3,463
Accrued interest receivable	10,096	10,096	—	—	10,096
Liabilities:
Secured financing, net	$127,040	$—	$—	$122,631	$122,631
Warehouse repurchase facilities, net	215,931	215,931	—	—	215,931
Securitizations, net	1,202,202	—	—	1,222,677	1,222,677
Accrued interest payable	5,651	5,651	—	—	5,651

Note 20 — Subsequent Events

The Company completed the securitization of $217.9 million of loans on July 18, 2019 which is accounted for as a secured borrowing.

The Company exercised its redemption option in its 2011-1 securitization in July 2019. The 2011-1 securitization agreement allows for the Company, as issuer, to purchase the remaining note principal balance once the balance is 5% or less of the original issued balance.

The Company entered into a five-year $153.0 million credit agreement with Owl Rock Capital Corporation in August 2019. The proceeds, together with cash on hand, were used to redeem its outstanding corporate debt and repurchase the outstanding Class C preferred units.

The Company has evaluated events that have occurred subsequent to June 30, 2019 through August 29, 2019 and has concluded there are no other subsequent events that would require recognition or disclosure in the accompanying consolidated financial statements.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

VELOCITY FINANCIAL, LLC AND SUBSIDIARIES

Schedule IV—Mortgage Loans on Real Estate

As of June 30, 2019

(in thousands)

Description	Interest Rate	Final Maturity Date	Unpaid Principal Balance	Nonaccrual
1-4 unit residential
Under $1.0 million	6.0% – 13.5%	July 1, 2049	$756,147	$57,170
$1.0 and over	6.0% – 10.8%	June 1, 2049	98,570	10,883

			854,717	68,053
Traditional commercial
Under $1.0 million	4.5% – 13.0%	July 1, 2049	733,009	35,049
$1.0 and over	4.1% – 10.5%	July 1, 2049	161,055	8,971

			894,064	44,020

Total at June 30, 2019			$1,748,781	$112,073

S-1

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Through and including                 , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

Amount to be paid
SEC Registration Fee	$ *
FINRA Filing Fee	*
Initial NYSE Listing Fee	*
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Printing Fees and Expenses	*
Blue Sky Fees and Expenses	*
Transfer Agent and Registrar Fees	*
Miscellaneous Expenses	*

Total	$ *

*	To be listed in amendment.

Item 14. Indemnification of Directors and Officers

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.

Our bylaws will provide that we must indemnify and advance expenses to our directors and officers to the full extent authorized by the DGCL.

Further, upon the completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in our amended and restated bylaws or the DGCL. Such agreements may require us, among other things, to advance expenses and otherwise indemnify our executive officers and directors against certain liabilities that may arise by reason of their status or service as executive officers or directors, to the fullest extent permitted by law. We intend to enter into indemnification agreements with any new directors and executive officers in the future.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, any provision of our amended and restated certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by the board of directors pursuant to the applicable procedure outlined in the bylaws.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding shares of our capital stock issued by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares of capital stock and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Class B Units

On May 19, 2017, the Company issued an aggregate of 7,566,872 Class B units to eight employees pursuant to its 2012 Equity Incentive Plan. On June 30, 2017, the Company issued 400,000 Class B units to one employee pursuant to its 2012 Equity Incentive Plan. On August 14, 2017, the Company issued 30,000 Class B units to one employee pursuant to its 2012 Equity Incentive Plan. Each of these Class B unit issuances were made pursuant to the Velocity Financial, LLC 2012 Equity Incentive Plan in reliance on the exemption provided by Rule 701 promulgated under the Securities Act.

Class D Units

On December 19, 2016, the Company issued 60,000,000 Class D units at $1.00 per unit to one investor. On March 6, 2017, the Company issued an aggregate of 193,989 Class D units at $1.00 per unit to two investors. Each of these Class D sales were conducted pursuant to Section 4(a)(2) under the Securities Act, relating to transactions by an issuer not involving any public offering.

All recipients of Class B units and Class D units described in this Item 15 received adequate information about the Company or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules

(a)    Exhibits.    See Exhibit Index immediately preceding the signature page hereto which is incorporated by reference as if fully set forth herein.

(b)    Financial Statement Schedules.    Schedule IV — Mortgage Loans on Real Estate is included in the registration statement beginning on page S-1.

Item 17. Undertakings

(1)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(2)    The undersigned registrant hereby undertakes that:

(a)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement†

2.1	Form of Plan of Conversion†

3.1	Form of Certificate of Incorporation of Velocity Financial, Inc.†

3.2	Form of Bylaws of Velocity Financial, Inc.†

4.1	Form of Stock Certificate for Common Stock†

5.1	Form of Opinion of Simpson Thacher & Bartlett LLP†

10.1	Form of Stockholders Agreement†

10.2	Form of Registration Rights Agreement†

10.3	Velocity Financial, LLC 2012 Equity Incentive Plan†*

10.4	Form of Class B Unit Award Agreement†*

10.5	Velocity Financial, Inc. 2019 Omnibus Incentive Plan†*

10.6	Form of Nonqualified Stock Option Award Notice †*

10.7	Form of Nonqualified Stock Option Agreement†*

10.8	Form of Restricted Stock Unit Grant and Agreement†*

10.9	Form of Confidentiality, Non-interference, and Invention Assignment Agreement†

10.10	Offer Letter between the Registrant and Mark Szczepaniak, dated as of April 27, 2017†*

10.11	Offer Letter between the Registrant and Graham Comley, dated as of July 26, 2016†*

10.12	Amended and Restated Master Purchase Agreement between Velocity Commercial Capital LLC and Barclays Bank PLC, dated July 13, 2018†

10.13	Amendment Number One to the Amended and Restated Master Purchase Agreement between Velocity Commercial Capital LLC and Barclays Bank PLC, dated July 13, 2018, as amended October 26, 2018†

10.14	Amendment Number Two to the Amended and Restated Master Purchase Agreement, between Velocity Commercial Capital LLC and Barclays Bank PLC, dated July 13, 2018, as amended March 25, 2019†

10.15	Amended and Restated Master Repurchase Agreement Pricing Side Letter between Velocity Commercial Capital LLC and Barclays Bank PLC, dated July 13, 2018†

10.16	Amendment Number One to the Amended and Restated Master Repurchase Agreement Pricing Side Letter between Velocity Commercial Capital LLC and Barclays Bank PLC, dated July 13, 2018, as amended October 26, 2018†

10.17	Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013†

10.18	Amendment Number One to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended September 10, 2013†

10.19	Amendment Number Three to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended June 16, 2014†

10.20	Amendment Number Four to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended December 18, 2014†

10.21	Amendment Number Five to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended February 26, 2015†

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibit Number	Description

10.22	Amendment Number Six to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended May 29, 2015†

10.23	Amendment Number Seven to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended June 15, 2015†

10.24	Amendment Number Eight to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended February 3, 2016†

10.25	Amendment Number Nine to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended June 13, 2016†

10.26	Amendment Number Twelve to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended July 22, 2016†

10.27	Amendment Number Thirteen to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended July 21, 2017†

10.28	Amendment Number Fourteen to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended June 19, 2018†

10.29	Amendment Number Fifteen to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended July 19, 2018†

10.30	Amendment Number Seventeen to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended August 31, 2018†

10.31	Amendment Number Eighteen to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended December 19, 2018†

10.32	Amendment Number Nineteen to the Master Repurchase Agreement, between Velocity Commercial Capital LLC and Citibank, N.A., dated May 17, 2013, as amended August 5, 2019†

10.33	Amended and Restated Pricing Side Letter between Velocity Commercial Capital LLC and Citibank, N.A, dated July 19, 2018†

10.34	Amendment Number One to Amended and Restated Pricing Side Letter between Velocity Commercial Capital LLC and Citibank, N.A, dated July 19, 2018, as amended July 19, 2018†

10.35	Amended Number Two to Amended and Restated Pricing Side Letter between Velocity Commercial Capital LLC and Citibank, N.A, dated July 19, 2018, as amended August 31, 2018†

10.36	Loan and Security Agreement among VCC Capital Source Financing, LLC and Pacific Western Bank, dated September 12, 2018†

10.37	First Amendment to Loan And Security Agreement, by and among VCC Capital Source Financing, LLC and Pacific Western Bank, dated February 20, 2019†

10.38	Amendment Number Two to the Loan and Security Agreement, between VCC Capital Source Financing, LLC and Pacific Western Bank, dated September 12, 2018, as amended April 8, 2019†

10.39	Form of Officer and Director Indemnity Agreement†

10.40	Credit Agreement between Velocity Commercial Capital LLC and Owl Rock Capital Corporation, dated August 29, 2019†

21.1	List of Subsidiaries of the Registrant†

23.1	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 5.1)†

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibit Number	Description

23.2	Consent of KPMG LLP†

23.3	Consent of John Burns Real Estate Consulting, LLC†

23.4	Consent of Boxwood Means, LLC†

24.1	Power of Attorney (included in the signature page)

99.1	Rule 438 Consent of John P. Pitstick†

†	To be filed by amendment.

*	Management contract or compensatory plan or arrangement.

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Westlake Village, State of California, on                     , 2019.

VELOCITY FINANCIAL, INC.

By:
Name:	Christopher D. Farrar
Title:	Chief Executive Officer

The undersigned directors and officers of Velocity Commercial Capital, Inc. hereby constitute and appoint Christopher D. Farrar and Mark R. Szczepaniak and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys in fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys in fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereto

Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney have been signed by the following persons in the capacities indicated on                     , 2019.

Signature	Title

Christopher D. Farrar	Chief Executive Officer and Director (Principal Executive Officer)

Mark R. Szczepaniak	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Alan H. Mantel	Director

Ian Snow	Director

John Pless	Director

Brandon Kiss	Director

Velocity Financial, LLC has requested confidential treatment of this Registration Statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Signature	Title

Ogden Phipps	Director

Daniel Ballen	Director